As filed with the Securities and Exchange Commission on May 10, 2007

Registration No. 333-141955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

1ST PACIFIC BANCORP
(Exact Name of Registrant as Specified in its Charter)

California	6022	20-5738252
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

4275 EXECUTIVE SQUARE, SUITE 650, LA JOLLA, CALIFORNIA 92037
(858) 875-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

A. VINCENT SICILIANO, PRESIDENT & CEO
4275 EXECUTIVE SQUARE, SUITE 650, LA JOLLA, CALIFORNIA 92037
(858) 875-2000

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With a copy to:

Kurt L. Kicklighter, Esq.
Chad R. Ensz, Esq.	Gary Steven Findley, Esq.
Luce, Forward, Hamilton & Scripps, LLP	Gary Steven Findley & Associates
600 West Broadway, Suite 2600	1470 N. Hundley Street,
San Diego, CA 92101-3372	Anaheim, CA 92806
(619) 699-2526 / Fax: 858-532-4312	(714) 630-7136 / Fax: (714) 630-7910

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the merger described in the joint proxy statement-prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered		Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, no par value	1,300,000	(1)	—	$17,809,546	(2)	$546.75

(1)             Represents the estimated maximum number of shares of the Registrant’s common stock that could be issued in connection with the merger described herein, including shares of common stock issuable upon the exercise of outstanding options and warrants to purchase Landmark National Bank common stock.

(2)             Pursuant to Rule 457(c) and (f) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the market value of Landmark National Bank common stock as of March 30, 2007, as reported on the OTCBB of $11.55, and the estimated number of shares of Landmark National Bank common stock (1,246,341 shares of common stock and 295,611 shares subject to options and warrants) that may be exchanged for 1st Pacific Bancorp common stock.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement-prospectus is not complete and may be changed. 1st Pacific Bancorp may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this document is a part, is declared effective. This joint proxy statement-prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

1st PACIFIC BANCORP 4275 Executive Square, Suite 650 La Jolla, California 92037 (858) 875-2000	LANDMARK NATIONAL BANK 937 Lomas Santa Fe Drive Solana Beach, California 92075 (858) 509-2700

May [     ], 2007

MERGER PROPOSED YOUR VOTE IS VERY IMPORTANT

The boards of directors of 1st Pacific Bancorp and Landmark National Bank have approved a merger agreement in which 1st Pacific Bancorp will acquire Landmark National Bank by way of Landmark National Bank merging with and into 1st Pacific Bank of California, a wholly-owned subsidiary of 1st Pacific Bancorp. If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Landmark National Bank common stock will be converted into the right to receive either shares of 1st Pacific Bancorp common stock, cash or a combination of the two. 1st Pacific Bancorp will register 1,300,000 shares of its common stock in connection with the merger. The number of shares of common stock 1st Pacific Bancorp will actually issue in connection with the merger and the amount of cash paid will be determined based on a formula described in detail in the section entitled “JOINT PROPOSAL I—THE MERGER—Calculation of Merger Consideration to be Paid to Landmark National Bank Shareholders.”

Shares of 1st Pacific Bancorp common stock are traded on the OTC Bulletin Board System under the symbol “FPBN”. On May [     ], 2007, the last practicable trading date before the printing of this joint proxy statement-prospectus, the closing share price of 1st Pacific Bancorp common stock was $[        ]. If the merger had closed on such date, Landmark National Bank shareholders would have received either (i) 0.778125 shares of 1st Pacific Bancorp common stock, or (ii) $12.45 in cash (subject to limitations in the merger agreement), per share of Landmark National Bank stock owned. The merger cannot be completed unless the shareholders of 1st Pacific Bancorp and the shareholders of Landmark National Bank approve the merger agreement.

Based on the reasons for the merger described in the accompanying document, our respective boards of directors unanimously believe that the merger is fair to you and in your best interests. Accordingly, our respective boards of directors unanimously recommend that you vote “FOR” approval of the merger agreement.

The accompanying joint proxy statement-prospectus gives you detailed information about the shareholder meetings, the merger and related matters and other items being voted upon at the 1st Pacific Bancorp annual meeting and the Landmark National Bank annual meeting. We urge you to read this entire document carefully, including the considerations discussed under “RISK FACTORS,” beginning on page 14, and the appendices thereto, which include the merger agreement.

Your vote is very important.   Whether or not you plan to attend your shareholder’s meeting, please take the time to vote by completing and mailing the enclosed proxy card.

Sincerely,

A. Vincent Siciliano, 1st Pacific Bancorp, President and CEO	F.J. “Rick” Mandelbaum, Landmark National Bank, President and CEO

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this joint proxy statement-prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement-prospectus is dated May [     ], 2007 and was first mailed to shareholders of 1st Pacific Bancorp and Landmark National Bank on or about May [     ], 2007.

LANDMARK NATIONAL BANK
Notice of Annual Meeting of Shareholders
[                              ], 2007

To:  The Shareholders of Landmark National Bank,

Notice is hereby given that, under the terms of its bylaws and the call of its board of directors, the annual meeting of shareholders of Landmark National Bank will be held at Landmark National Bank’s offices, located at 937 Lomas Santa Fe Drive, Solana Beach, California 92075, on June 21, 2007, at 5:30 p.m. (local time), for the purpose of considering and voting upon the following matters:

1.                Approval of the Merger Agreement.   To approve the Agreement and Plan of Reorganization and Merger dated February 22, 2007, attached as Appendix A to the joint proxy statement-prospectus (“merger agreement”) and the merger of Landmark National Bank with 1st Pacific Bank of California.

2.                Election of Directors.   To elect 14 directors for a one-year term and until their successors are duly elected and qualified or the merger is completed. Our nominees are:

Vincent E. Benstead	F.J. “Rick” Mandelbaum	James J. Schmid
Ronald J. Carlson	Christopher S. McKellar	Larry G. Showley
Martin C. Dickinson	Edward J. Osuna	Anne C. Taubman
Orrin L. Gabsch	Marshal A. Scarr	Christopher Weil
David B. Goodell		Thomas W. Wermers

3.                Adjournment.   To consider and vote upon a proposal to grant discretionary authority to adjourn the annual meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the terms of the merger agreement.

4.                Transaction of Other Business.   To transact such other business as may properly come before the annual meeting or any adjournment thereof. Management is not aware of any other such business.

The merger agreement sets forth the terms of the acquisition of Landmark National Bank by 1st Pacific Bancorp. As a result of the acquisition, all shareholders of Landmark National Bank will receive newly issued shares of 1st Pacific Bancorp common stock, cash or a combination of the two for their shares of Landmark National Bank common stock. The transaction is also more fully described in the enclosed joint proxy statement-prospectus and in Appendix A. Based on 1st Pacific Bancorp’s recent trading prices, it is anticipated that the shareholders of Landmark National Bank will receive either (i) 0.778125 shares of 1st Pacific Bancorp common stock, or (ii) $12.45 in cash, per share of Landmark National Bank stock owned (subject to limitations and adjustments in the merger agreement). The closing price per share of 1st Pacific Bancorp common stock as of March 30, 2007 was $15.67.

The board of directors has fixed the close of business on May 2, 2007, as the record date for determination of shareholders entitled to notice of, and the right to vote at, the annual meeting of shareholders.

Because the affirmative vote of shareholders holding not less than two-thirds of the outstanding shares of Landmark National Bank common stock is required to approve the merger agreement and the merger of Landmark National Bank with 1st Pacific Bank of California, it is essential that all shareholders vote. You are urged to vote in favor of the proposal by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the annual meeting of shareholders in person. If you do attend the meeting you may then withdraw your proxy. The proxy may be revoked at any time prior to its exercise.

Shareholders who wish to exercise dissenters’ rights to receive from 1st Pacific Bancorp the value of the Landmark National Bank shares as of the date of the meeting based upon a valuation by a committee of three persons must vote against the merger or give written notice to Landmark National Bank prior to the meeting that they dissent from the merger and must also fully comply with all applicable provisions of Section 214a of Title 12 of the United States Code, including making a written demand for dissenter’s rights and surrendering their certificates to 1st Pacific Bancorp for endorsement within 30 days of completion of the merger. If the dissenting shareholder believes that the appraisal is unsatisfactory, the dissenting shareholder may appeal to the Office of the Comptroller of the Currency, whose determination of value shall be final and binding. The Office of the Comptroller of the Currency does not permit the appraisal value of the dissenting shares to include appreciation or depreciation as a result of the merger. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Dissenters’ Rights of Landmark National Bank’s Shareholders” and Appendix B, which is incorporated herein by reference, for additional information on dissenters’ rights.

Dated: May [ ], 2007	By Order of the Board of Directors

Jane A. Guthrie, Corporate Secretary

1ST PACIFIC BANCORP
Notice of Annual Meeting of Shareholders
[                              ], 2007

To:  The Shareholders of 1st Pacific Bancorp,

Notice is hereby given that, under the terms of its bylaws and the call of its board of directors, the annual meeting of shareholders of 1st Pacific Bancorp will be held at the Marriott La Jolla, located at 4240 La Jolla Village Drive, La Jolla, CA 92037, on June 21, 2007, at 9:30 a.m. (local time), for the purpose of considering and voting upon the following matters:

1.                Approval of the Merger Agreement.   To approve the Agreement and Plan of Reorganization and Merger dated February 22, 2007, attached as Appendix A to the joint proxy statement-prospectus (“merger agreement”) and the merger of Landmark National Bank with 1st Pacific Bank of California.

2.                Election of Directors.   To elect seven directors for a one-year term and until their successors are duly elected and qualified. Our nominees are:

Robert P. Cange	Susan Lew
Albert Colucci	Albert Logan, CPA
Veronica Z. Froman	A. Vincent Siciliano
James G. Knight, M.D.

3.                Omnibus Plan.   To approve the 1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan and the number of shares reserved under that plan for the issuance of incentive stock options.

4.                Adjournment.   To consider and vote upon a proposal to grant discretionary authority to adjourn the annual meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the terms of the merger agreement.

5.                Transaction of Other Business.   To transact such other business as may properly come before the annual meeting or any adjournment thereof. Management is not aware of any other such business.

The merger agreement sets forth the terms of the acquisition of Landmark National Bank by 1st Pacific Bancorp and its wholly owned subsidiary, 1st Pacific Bank of California. As a result of the acquisition, all shareholders of Landmark National Bank will receive newly issued shares of 1st Pacific Bancorp common stock, cash or a combination of the two for their shares of Landmark National Bank common stock. The transaction is also more fully described in the enclosed joint proxy statement-prospectus and in Appendix A. Based on 1st Pacific Bancorp’s recent trading prices, it is anticipated that the shareholders of Landmark National Bank will receive either (i) 0.778125 shares of 1st Pacific Bancorp common stock, or (ii) $12.45 in cash, per share of Landmark National Bank stock owned (subject to limitations and adjustments in the merger agreement). The closing price per share of 1st Pacific Bancorp common stock as of March 30, 2007 was $15.67.

The board of directors has fixed the close of business on May 2, 2007, as the record date for determination of shareholders entitled to notice of, and the right to vote at, the annual meeting of shareholders.

Since the affirmative vote of shareholders holding a majority of the outstanding shares of 1st Pacific Bancorp common stock is required to approve the merger agreement and the merger of Landmark National Bank with 1st Pacific Bank of California, it is essential that all shareholders vote. You are urged to vote in favor of the proposal by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the annual meeting of shareholders in person. If you do attend the meeting you may then withdraw your proxy. The proxy may be revoked at any time prior to its exercise.

In connection with the proposed merger, 1st Pacific Bancorp shareholders will be given the opportunity to exercise dissenters’ rights in accordance with certain procedures specified in the California General Corporation Law, Section 1301, 1302, 1303 and 1304, which sections are attached hereto as Appendix C and incorporated herein by reference. If shareholders follow all of the procedures required by law, a shareholder may receive cash in the amount equal to the fair market value, as determined by 1st Pacific Bancorp, or, if required, by a court of law, of their shares of 1st Pacific Bancorp common stock as of February 21, 2007, the business day immediately preceding the announcement of the merger. For additional details about dissenters’ rights, please refer to “JOINT PROPOSAL I—THE MERGER—Dissenters’ Rights of 1st Pacific Bancorp’s Shareholders” and Appendix C in the accompanying joint proxy statement-prospectus.

Section 3.3 of the 1st Pacific Bancorp bylaws provides for the nomination of directors in the following manner:

“Nominations for election of members of the board may be made by the board or by any holder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Notice of intention to make any nominations (other than for persons named in the notice of the meeting called for the election of directors) shall be made in writing and shall be delivered or mailed to the president of the corporation by the later of: (i) the close of business twenty-one (21) days prior to any meeting of shareholders called for the election of directors; or (ii) ten (10) days after the date of mailing of notice of the meeting to shareholders. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; (e) the number of shares of capital stock of the corporation owned by the notifying shareholder; (f) the number of shares of capital stock of any bank, bank holding company, savings and loan association or other depository institution owned beneficially by the nominee or by the notifying shareholder and the identities and locations of any such institutions; and (g) whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy or been adjudged bankrupt. The notification shall be signed by the nominating shareholder and by each nominee, and shall be accompanied by a written consent to be named as a nominee for election as a director from each proposed nominee. Nominations not made in accordance with these procedures shall be disregarded by the chairperson of the meeting, and upon his or her instructions, the inspectors of election shall disregard all votes cast for each such nominee. The foregoing requirements do not apply to the nomination of a person to replace a proposed nominee who has become unable to serve as a director between the last day for giving notice in accordance with this paragraph and the date of election of directors if the procedure called for in this paragraph was followed with respect to the nomination of the proposed nominee.

A copy of the preceding paragraph shall be set forth in the notice to shareholders of any meeting at which directors are to be elected.”

Dated: [ ], 2007	By Order of the Board of Directors

Robert Cange, Corporate Secretary

JOINT PROXY STATEMENT-PROSPECTUS
TABLE OF CONTENTS

i

LIST OF APPENDICES

Agreement and Plan of Reorganization and Merger dated February 22, 2007, by and among 1st Pacific Bancorp, 1st Pacific Bank of California and Landmark National Bank	Appendix A
Section 214a of Title 12 of the United States Code (Dissenters’ Rights)	Appendix B
Selected sections of Chapter 13 of the California Corporation Code (Dissenters’ Rights)	Appendix C
Opinions of the Findley Group and Howe Barnes Hoefer & Arnett to Landmark National Bank	Appendix D
Opinion of Sandler O’Neill & Partners, L.P. to 1st Pacific Bancorp	Appendix E
1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan	Appendix F

QUESTIONS AND ANSWERS ABOUT THIS JOINT PROXY MATERIAL AND VOTING

Q:       Why have I received these materials?

A:  This joint proxy statement-prospectus and the enclosed proxy card were sent to you because the board of directors of 1st Pacific Bancorp and/or Landmark National Bank is soliciting your proxy to vote at its annual meeting of shareholders to be held on June 21, 2007 and June 21, 2007, respectively. You are cordially invited to attend the annual meeting of the company in which you hold stock and are requested to vote on the proposals described in this joint proxy statement-prospectus. We intend to mail this joint proxy statement-prospectus and accompanying proxy card on or about May [_____], 2007 to all shareholders entitled to vote at the annual meetings.

Q:       Who is entitled to vote at the Annual Meeting?

A:  Shareholders of record as of the close of business on May 2, 2007 will be entitled to vote at the annual meeting of 1st Pacific Bancorp.  Shareholders of record as of the close of business on May 2, 2007 will be entitled to vote at the annual meeting of Landmark National Bank.

Q:       What am I voting on?

A:  If you are a Landmark National Bank shareholder, you are being asked to vote to:

•       approve the principal terms of the merger agreement;

•       elect 14 members to the Landmark National Bank board of directors who shall hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified (or until completion of the merger); and

•       approve, if necessary, any adjournment or postponement of the annual meeting to solicit additional proxies in favor of the merger proposal.

If you are a 1st Pacific Bancorp shareholder, you are being asked to vote to:

•       approve the principal terms of the merger agreement;

•       elect 7 members to the 1st Pacific Bancorp board of directors who shall hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified;

•       approve the 1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan; and

•       approve, if necessary, any adjournment or postponement of the annual meeting to solicit additional proxies in favor of the merger proposal.

Q:       How do I vote?

A:  You may either vote “FOR” all the nominees to the board of directors or you may abstain from voting for any nominee you specify. For each of the other matters to be voted on, you may vote “FOR” or “AGAINST” or abstain from voting.

If you are a shareholder of record, you may vote in person at the annual meeting, or you may vote by proxy using the enclosed proxy card. Whether or not you plan to attend the annual meeting, you are urged to vote by proxy to ensure your vote is counted. You may still attend the annual meeting and vote in person if you have already voted by proxy.

•       To vote in person, come to the annual meeting and you will be given a ballot when you arrive.

•       To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct. Alternatively, you can also vote your proxy card by telephone by following the instructions provided on the proxy card. Each shareholder of record will receive a control number with his/her proxy card that must be entered when voting by telephone and which ensures that only shareholders use this means of voting.

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from 1st Pacific Bancorp or Landmark National Bank. In order to vote, complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

Q:       How many votes do I have?

A:  Each share of common stock of 1st Pacific Bancorp and Landmark National Bank is entitled to one vote with respect to each matter to be voted on at their respective annual meetings. However, with respect to the election of Landmark National Bank directors, the shares shall be voted cumulatively, and with respect to the election of 1st Pacific Bancorp directors may be voted cumulatively if you or another shareholder inform 1st Pacific Bancorp of your intention to cumulate your votes at or prior to the meeting. Cumulative voting enables a shareholder to give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of shares being voted by such shareholder or to distribute his or her votes on the same principle among two or more nominees as he or she sees fit. The proxy holders are given, under the terms of proxy, discretionary authority to cumulate votes represented by shares for which they are named proxy.

Q:       What constitutes a quorum for purposes of each of the annual meetings?

A:  A quorum of shareholders is necessary to hold a valid meeting. The presence at the annual meeting in person or by proxy of the holders of a majority of the voting power of all outstanding shares of common stock entitled to vote shall constitute a quorum for the transaction of business. Proxies marked as abstaining (including proxies containing broker non-votes) on any matter to be acted upon by shareholders will be treated as present at the meeting for purposes of determining a quorum but will not be counted as votes cast on such matters. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

QUESTIONS AND ANSWERS ABOUT THE MERGER

This question and answer summary highlights selected information contained in other sections of this joint proxy statement-prospectus. To understand the merger more fully, you should carefully read this entire joint proxy statement-prospectus, including all appendices and financial statements.

Q:       What am I being asked to vote on?

A:  You are being asked to vote on an agreement which, if approved, will result in Landmark National Bank being merged with 1st Pacific Bank of California, a subsidiary of 1st Pacific Bancorp.

Q:  What will happen if Landmark National Bank and 1st Pacific Bancorp shareholders approve the merger?

A:  If Landmark National Bank shareholders and 1st Pacific Bancorp shareholders approve the merger, Landmark National Bank will merge with 1st Pacific Bank of California, a bank subsidiary of 1st Pacific Bancorp, and Landmark National Bank will cease to operate. We expect this to take place during the second or third quarter of 2007 after receipt of required regulatory approvals. In the merger, each outstanding share of Landmark National Bank common stock will be converted into either cash or that number of shares of 1st Pacific Bancorp common stock determined pursuant to the terms of the merger agreement.

Q:  If the merger is approved what is the merger consideration to Landmark National Bank shareholders?

A:  If you do not exercise dissenters’ rights, you will receive either or a combination of (i) cash in the amount of $12.45 per share of Landmark National Bank stock, or (ii) newly issued shares of 1st Pacific Bancorp common stock in exchange for your shares of Landmark National Bank common stock. The number of shares of 1st Pacific Bancorp common stock to be issued per share of Landmark National Bank common stock is 0.778125, but this exchange ratio is subject to adjustment under the merger agreement if the average closing sales price for 1st Pacific Bancorp’s common stock during the twenty (20) trading days on which at least four hundred (400) shares of 1st Pacific Bancorp’s common stock actually traded, preceding the fifth business day prior to the effective date of the merger, is less than $13.25 or greater than $18.75 per share and such change is not proportionate by more than 15% relative to the average change in the NASDAQ Bank Index during such twenty (20) trading days. Please read the sections entitled “RISK FACTORS—Risks Regarding the Merger” and “JOINT PROPOSAL I—THE MERGER—Calculation of Consideration to be Paid to Landmark National Bank Shareholders,” and the merger agreement included as Appendix A for additional information.

Q:       Do Landmark National Bank shareholders have dissenters’ rights in the merger?

A: Yes. Holders of Landmark National Bank common stock who vote against the merger, or who give written notice to Landmark National Bank prior to the meeting that they dissent from the merger, and who have fully complied with all applicable provisions of Section 214a of Title 12 of the United States Code, including making a written demand for dissenter’s rights and surrendering their certificates to 1st Pacific Bancorp for endorsement within 30 days of completion of the merger, have the right to receive from 1st Pacific Bancorp the value of the Landmark National Bank shares as of the date of the meeting based upon a valuation by a committee of three persons. If the dissenting shareholder believes that the appraisal is unsatisfactory, the dissenting shareholder may appeal to the Office of the Comptroller of the Currency, whose determination of value shall be final and binding. The Office of the Comptroller of the Currency does not permit the appraisal value of the dissenting shares to include appreciation or depreciation as a result of the merger. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Dissenters’ Rights of Landmark National Bank’s Shareholders” and Appendix B, which is incorporated herein by reference, for additional information.

Q:       Do 1st Pacific Bancorp shareholders have dissenters’ rights in the merger?

A: Yes. Holders of 1st Pacific Bancorp common stock who do not vote in favor of the merger and who have fully complied with all applicable provisions of California General Corporation Law, Section 1301, 1302, 1303 and 1304, which sections are attached hereto as Appendix C and incorporated herein by reference, may receive cash in the amount equal to the fair market value, as determined by 1st Pacific Bancorp, or, if required, by a court of law, of their shares of 1st Pacific Bancorp common stock as of February 21, 2007, the business day immediately preceding the announcement of the merger. For additional details about dissenters’ rights, please refer to “JOINT PROPOSAL I—THE MERGER—Dissenters’ Rights of 1st Pacific Bancorp’s Shareholders” and Appendix C in the accompanying joint proxy statement-prospectus.

Q:       Why is Landmark National Bank merging with 1st Pacific Bank of California?

A:  1st Pacific Bancorp’s and Landmark National Bank’s respective managements believe that their respective shareholders will benefit from the merger because the business potential for the combined companies exceeds what each company could individually accomplish. 1st Pacific Bancorp and Landmark

National Bank believe that their similar and complementary financial products and services in their respective markets will contribute to enhanced future performance, as well as providing a larger shareholder base. 1st Pacific Bancorp and Landmark National Bank believe a larger shareholder base will increase shareholder liquidity and provide for increased shareholder value. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Landmark National Bank Reasons for the Merger” and “—1st Pacific Bancorp Reasons for the Merger” for additional information.

Q:       Should I send in my certificates now?

A:  No. You should not send your Landmark National Bank stock certificates in the envelope provided for use in returning your proxy. You will be sent written instructions for exchanging your stock certificates only if the merger is approved and completed.

Q:       What happens if I do not return my proxy card?

A: If you fail to execute and return your proxy card, it will have the same effect as voting against the merger, except for purposes of asserting dissenters rights, discussed above.

Q:       What risks should I consider before I vote on the merger?

A:  The risks that you should consider in deciding how to vote on the merger are explained in the section of this joint proxy statement-prospectus entitled “RISK FACTORS.”  You are urged to read this section, as well as the rest of this joint proxy statement-prospectus, before deciding how to vote.

Q:       How do I vote?

A:  Just indicate on your proxy card how you want to vote. Sign and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the Landmark National Bank annual shareholders’ meeting or 1st Pacific Bancorp annual shareholders’ meeting, as applicable. Alternatively, you may attend the meeting and vote in person.

If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted in favor of the merger. If you do not sign and send in your proxy card or you abstain from voting, it will have the effect of voting against the merger.

You may attend the meeting and vote your shares in person, rather than voting by proxy. In addition, you may withdraw your proxy up to and including the day of the applicable shareholders’ meeting by following the directions herein and either change your vote or attend the meeting and vote in person.

Q:  If my shares are held in my broker’s name, will my broker vote them for me?

A:  No. Your broker can only vote your shares of Landmark National Bank or 1st Pacific Bancorp common stock, as applicable, if you provide instructions on how to vote them. You should, therefore, instruct your broker on how to vote your shares by following the directions your broker provides when forwarding these proxy materials to you. If you do not provide voting instructions to your broker, your broker will not be able to vote your shares. This will have the effect of not voting in favor of the merger.

Q:       How do Landmark National Bank’s directors plan to vote?

A:  All of Landmark National Bank’s directors have committed to vote their shares in favor of the merger. Landmark National Bank’s directors collectively hold, as of the record date for the annual shareholders’ meeting, 348,601 shares, or approximately  18.18% of Landmark National Bank common stock eligible to vote. The affirmative vote of 66 2/3% of Landmark National Bank’s issued and outstanding shares of common stock eligible to vote is needed to approve the merger.

Q:       How do 1st Pacific Bancorp’s directors plan to vote?

A:  All of 1st Pacific Bancorp’s directors have committed to vote their shares in favor of the merger. 1st Pacific Bancorp’s directors collectively hold, as of March 28, 2007, 346,968 shares, or approximately 8.9%, of 1st Pacific Bancorp common stock eligible to vote. The affirmative vote of a majority of 1st Pacific Bancorp’s issued and outstanding shares of common stock eligible to vote is needed to approve the merger.

Q:  If I own shares in both 1st Pacific Bancorp and Landmark National Bank, should I vote only once?

A:  No. If you own shares in both companies, you will receive separate proxy cards for each meeting. It is important that you vote at both meetings, so please complete, sign, date and return your proxy card as instructed by 1st Pacific Bancorp and Landmark National Bank, respectively.

Q:       Who can help answer my other questions?

A:  If you want to ask any additional questions about the merger, you should contact either Mr. F. J. “Rick” Mandelbaum, Landmark National Bank, President and CEO, 937 Lomas Santa Fe Drive, Solana Beach, California 92075, (858) 509-2700; or Mr. A. Vincent Siciliano, 1st Pacific Bancorp, President and CEO, 4275 Executive Square, Suite 650, La Jolla, California 92037, (858) 875-2000.

See also the section entitled “WHERE YOU CAN FIND MORE INFORMATION” on the next page.

WHERE YOU CAN FIND MORE INFORMATION

THIS JOINT PROXY STATEMENT-PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT 1ST PACIFIC BANCORP AND LANDMARK NATIONAL BANK FROM DOCUMENTS THAT ARE NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU UPON WRITTEN OR ORAL REQUEST. IF YOU REQUEST ANY INCORPORATED DOCUMENTS, WE WILL MAIL THE DOCUMENTS AND ALL EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE IN THE REQUESTED DOCUMENTS TO YOU BY FIRST CLASS MAIL, OR OTHER EQUALLY PROMPT MEANS. EACH OF 1ST PACIFIC BANCORP AND LANDMARK NATIONAL BANK ALSO POST THEIR REQUIRED SECURITIES FILINGS ON THEIR RESPECTIVE WEB SITES AT WWW.1STPACBANK.COM AND LANDMARKNATIONALBANK.COM.

For documents relating to 1st Pacific Bancorp, direct requests to:

1st Pacific Bancorp
4275 Executive Square, Suite 650
La Jolla, California 92037
Attention: Investor Relations
(858) 875-2000

For documents relating to Landmark National Bank, direct requests to:

Landmark National Bank
937 Lomas Santa Fe Drive
Solana Beach, California 92075
Attention: Investor Relations
(858) 509-2700

To obtain timely delivery before the shareholder meeting, you must request the information no later than June 7, 2007. Some of these documents can also be reviewed and copied from various free Web sites including the Securities and Exchange Commission’s Web site listed below.

1st Pacific Bancorp files annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission (often referred to herein as the SEC). You may obtain copies of these documents by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-732-0330 for information on the operation of the public reference room. In addition, 1st Pacific Bancorp files reports and other information with the SEC electronically, and the SEC maintains a Web site located at http://www.sec.gov containing this information.

1st Pacific Bancorp has filed a registration statement on Form S-4 to register with the SEC up to 1,300,000 shares of 1st Pacific Bancorp common stock. This document is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the SEC’s address set forth above. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.

In addition, Landmark National Bank has previously filed annual, and quarterly reports with the Office of the Comptroller of Currency under the Securities and Exchange Act of 1934, as amended, however it ceased filing in March 2007 upon filing Form 15, as the number of shareholders of record was below 300. Prior periodic reports, proxy statements and other information are still on file with the Office of the Comptroller of the Currency. You may read and copy any reports, statements or other information that Landmark National Bank previously filed with the Office of the Comptroller of Currency by contacting the Office of the Comptroller of the Currency, Disclosure Officer, Mailstop 3-2, Washington, D.C. 20219.

SUMMARY

This summary only highlights material information from this joint proxy statement-prospectus. You should carefully read this entire joint proxy statement-prospectus, including the appendices. These will give you a more complete description of the merger, the merger agreement, as amended, which is referred to in this joint proxy statement-prospectus as the merger agreement, and the transactions proposed. You should also refer to the sections entitled “DESCRIPTION OF 1ST PACIFIC BANCORP” and “INFORMATION ABOUT LANDMARK NATIONAL BANK.”

General

This joint proxy statement-prospectus relates to the proposed merger of Landmark National Bank with 1st Pacific Bank of California, a subsidiary of 1st Pacific Bancorp. Landmark National Bank and 1st Pacific Bancorp believe that the merger will create opportunities to apply their similar community banking philosophies to realize enhanced revenues through asset growth and market penetration.

Parties to the Merger (pages      and     )

1st Pacific Bancorp
4275 Executive Square, Suite 650
La Jolla, California 92037
(858) 875-2000

1st Pacific Bancorp is a bank holding company headquartered in La Jolla, California. 1st Pacific Bancorp has one subsidiary bank, 1st Pacific Bank of California. Through its subsidiary, 1st Pacific Bancorp serves the San Diego County communities of the Golden Triangle area of La Jolla, the Tri-Cities area of Oceanside, Mission Valley, Inland North County, and El Cajon.

Please read the section entitled “DESCRIPTION OF 1ST PACIFIC BANCORP” for additional information about 1st Pacific Bancorp and 1st Pacific Bank of California.

Landmark National Bank
937 Lomas Santa Fe Drive
Solana Beach, California 92075
(858) 509-2700

Landmark National Bank is a national banking association which opened for business on August 26, 2002. It has offices in Solana Beach and La Jolla.

Please read the section entitled “INFORMATION ABOUT LANDMARK NATIONAL BANK” for additional information.

Annual Shareholders’ Meeting (Page     )

1st Pacific Bancorp will hold its annual shareholders’ meeting at the Marriott La Jolla, located at 4240 La Jolla Village Drive, La Jolla, CA 92037, on June 21, 2007, at 9:30 a.m. (local time). At the annual shareholders’ meeting you will be asked to consider and vote on the approval of the merger agreement, the election of directors, approval of the omnibus compensation plan and any other matters that may properly come before the meeting. You may vote at the 1st Pacific Bancorp annual shareholders’ meeting if you owned shares of 1st Pacific Bancorp stock at the close of business on the record date, which is May 2, 2007. On that date, 1st Pacific Bancorp had 3,897,932 shares of common stock issued and outstanding and entitled to be voted. Approval of the merger agreement and the merger requires the affirmative vote of at least a majority of the shares of 1st Pacific Bancorp common stock outstanding on the record date. The approval by holders of a majority of the shares present and voting at the meeting is generally  required for the election of the director unless shares are voted cumulatively. The approval of the omnibus plan  requires a “FOR” vote from a majority of the votes cast. Please read the section entitled “THE 1ST PACIFIC BANCORP MEETING” for additional information.

Landmark National Bank will hold an annual shareholders’ meeting on June 21, 2007 at 5:30 p.m. (local time), at Landmark National Bank’s offices, located at 937 Lomas Santa Fe Drive, Solana Beach, California 92075. At the annual shareholders’ meeting you will be asked to consider and vote on the approval of the merger agreement, the election of directors and any other matters that may properly come before the meeting. You may vote at the Landmark National Bank annual shareholders’ meeting if you owned shares of Landmark National Bank stock at the close of business on the record date, which is May 2, 2007. On that date, Landmark National Bank had 1,917,448 shares of common stock issued and outstanding and entitled to be voted. Approval of the merger agreement and the merger requires the affirmative vote of at least two-thirds of the shares of Landmark National Bank common stock outstanding on the record date. The fourteen nominees receiving the highest number of votes will be elected to the board of directors.

The Merger (Page    )

The merger will result in Landmark National Bank being merged out of existence and into 1st Pacific Bank of  California. The merger will not occur without the approval of the shareholders of Landmark National Bank and 1st Pacific Bancorp. There are also other customary conditions which must be met in order for the merger to be completed. Please read the sections entitled “JOINT PROPOSAL I—THE MERGER—Structure of the Merger” and “—Certain Effects of the Merger” for additional information.

The Merger Agreement (Page    )

The merger agreement is the legal document that contains the merger’s terms and governs 1st Pacific Bancorp’s, 1st Pacific Bank of California’s and Landmark National Bank’s merger process, including the issuance of 1st Pacific Bancorp common stock to Landmark National Bank’s shareholders in the merger. Please read the entire merger agreement which is attached to this joint proxy statement-prospectus as Appendix A. Also, please read the section entitled “JOINT PROPOSAL I—THE MERGER—The Merger Agreement” for additional information.

Consideration to be Paid to Landmark National Bank Shareholders (Page    )

When the merger is completed, Landmark National Bank shareholders will generally have the right to exchange each share of Landmark National Bank common stock they own for either (i) 0.778125 shares of 1st Pacific Bancorp’s common stock, or (ii) $12.45 in cash, at the election of the holder. However, the number of shares of 1st Pacific Bancorp’s common stock into which one share of Landmark National Bank common stock can be converted may be adjusted under certain circumstances relating to the average closing sales price for 1st Pacific Bancorp’s common stock during a specified period of time before the merger is completed.

Proration Provisions (Page    )

Landmark National Bank shareholders’ election of the type of consideration they wish to receive is subject to the requirements that approximately 65 percent of the shares of Landmark National Bank common stock are converted into 1st Pacific Bancorp’s common stock and 35 percent of the shares of Landmark National Bank common stock are exchanged for cash. If Landmark National Bank shareholders elect to convert more than 65% of their shares into stock in aggregate, then each shareholder who elected to receive some or all stock will will receive a prorated portion of that election in cash. The portion to be paid in cash would be based on the ratio of the number of Landmark National Bank shares that would equal 65% of those shares, divided by the number of shares as to which stock was elected. Thus, each Landmark National Bank shareholder that elected to receive stock would receive a proportional amount of cash based on the number of shares as to which stock was elected. The reverse would be apply in the case of cash elections for more than 35% of the Landmark National Bank shares. In that case each Landmark National Bank shareholder electing cash would have a proportional amount of that election paid in shares rather than cash. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Election Procedures—Proration Provisions” for additional information.

Regulatory Approvals (Page    )

1st Pacific Bancorp has filed applications with the Federal Reserve Board (often referred to as the FRB), and the California Department of Financial Institutions (often referred to as the DFI) for the merger. 1st Pacific Bancorp has no reason to believe that the applications will not be approved. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Regulatory Approvals” for additional information.

Votes Required; Securities Held by Insiders (Page    )

Approval of the merger requires the affirmative vote of two-thirds of the outstanding shares, or 1,278,299 shares, of Landmark National Bank’s  1,917,448 issued and outstanding shares of common stock. Your failure to vote in person or by proxy, or your abstention from voting entirely, will have the same effect as voting against the merger. Please read the section entitled “THE LANDMARK NATIONAL BANK MEETING.”

Directors and executive officers own approximately 348,601 shares, or 18.18%, of Landmark National Bank’s outstanding shares of common stock. Landmark National Bank’s directors have entered into separate agreements in which they have agreed, among other things, to vote “FOR” approval of the merger agreement. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—The Merger Agreement—Director-Shareholder Agreements” for additional information.

Opinion of Landmark National Bank’s Financial Advisors (Page    )

In deciding to approve the merger, Landmark National Bank’s board of directors considered, among other things, the opinions of The Findley Group and Howe Barnes Hoefer & Arnett, Landmark National Bank’s financial advisors, regarding the fairness, from a financial point of view, of the consideration to be received by Landmark National Bank’s shareholders as a result of the merger. The financial advisors determined that the merger agreement is fair to Landmark National Bank’s shareholders from a financial standpoint. The advisors’ written opinions are attached as Appendix D. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by the advisors in providing their opinions. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Opinion of Financial Advisors—Fairness Opinion for Landmark National Bank’s Board of Directors” for additional information.

Recommendation of Landmark National Bank’s Board of Directors (Page    )

On February 22, 2007, Landmark National Bank’s board of directors unanimously approved the merger agreement and the merger of Landmark National Bank with 1st Pacific Bank of California. Moreover, they unanimously believe that the merger’s terms are fair to you and in your best interests. Accordingly, they unanimously recommend a vote “FOR” the proposal to approve the merger agreement and the merger. The conclusions of Landmark National Bank’s board of directors regarding the merger are based upon a number of factors. Please read the sections entitled “JOINT PROPOSAL I—THE MERGER—“Landmark National Bank for the Merger” and “—Opinion of Financial Advisors—Fairness

Opinion for Landmark National Bank’s Board of Directors” for additional information. Landmark National Bank’s directors collectively hold, as of the record date for the annual shareholders’ meeting, 348,601 shares, or approximately 18.18% of Landmark National Bank common stock eligible to vote. All of Landmark National Bank’s directors have committed to vote their shares in favor of the merger.

Opinion of 1st Pacific Bancorp’s Financial Advisor (Page    )

In deciding to approve the merger, 1st Pacific Bancorp’s board of directors considered, among other things, the opinion of Sandler O’Neill & Partners, L.P., 1st Pacific Bancorp’s financial advisor, regarding the fairness, from a financial point of view, of the merger consideration to 1st Pacific Bancorp. The advisor’s written opinion is attached as Appendix E. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by the advisor in providing its opinion. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Opinion of Financial Advisors—Fairness Opinion for 1st Pacific Bancorp’s Board of Directors” for additional information.

Recommendation of 1st Pacific Bancorp’s Board of Directors (Page    )

On February 22, 2007, 1st Pacific Bancorp’s board of directors unanimously approved the merger agreement and the merger of 1st Pacific Bank of California with Landmark National Bank. Moreover, they unanimously believe that the merger’s terms are fair to you and in your best interests. Accordingly, they unanimously recommend a vote “FOR” the proposal to approve the merger agreement and the merger. The conclusions of 1st Pacific Bancorp’s board of directors regarding the merger are based upon a number of factors. Please read the sections entitled “JOINT PROPOSAL I—THE MERGER—1st Pacific Bancorp Reasons for the Merger” and “—Opinion of Financial Advisors—Fairness Opinion for 1st Pacific Bancorp’s Board of Directors” for additional information. 1st Pacific Bancorp’s directors collectively hold, as of March 28, 2007, 346,968 shares, or approximately 8.9%, of 1st Pacific Bancorp common stock eligible to vote. All of 1st Pacific Bancorp’s directors have committed to vote their shares in favor of the merger.

Exchange of Landmark National Bank Share Certificates (Page    )

After completing the merger, holders of Landmark National Bank stock certificates will need to exchange those certificates for new certificates of 1st Pacific Bancorp common stock or cash, as applicable. Shortly after completing the merger, US Stock Transfer Corporation, 1st Pacific Bancorp’s exchange agent, will send Landmark National Bank’s shareholders detailed instructions on how to exchange their shares. Please do not send any stock certificates until you receive these instructions. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—The Merger Agreement—Exchange Procedures” for additional information.

Conditions to Closing the Merger (Page    )

In addition to shareholder approval, 1st Pacific Bancorp’s and Landmark National Bank’s obligations to close the merger depend on other conditions being met prior to the completion of the merger. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—The Merger Agreement—Conditions to the Parties’ Obligations” for additional information.

Closing the Merger (Page    )

If shareholder approval is received as planned, and if the conditions to the merger have either been met or waived, 1st Pacific Bancorp and Landmark National Bank anticipate that the merger will close on or about July 1, 2007. However, neither 1st Pacific Bancorp nor Landmark National Bank can assure you whether or when the merger will actually close. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—The Merger Agreement—The Closing” for additional information.

Termination of the Merger (Page    )

1st Pacific Bancorp and Landmark National Bank can mutually agree to terminate or extend the merger agreement. Either 1st Pacific Bancorp or Landmark National Bank can terminate the merger agreement in the event of a material breach or the occurrence of certain other events.

1st Pacific Bancorp and Landmark National Bank have agreed that in the event the merger agreement is terminated because of a material breach, the non-breaching party will be entitled to receive up to $250,000 from the breaching party. 1st Pacific Bancorp and Landmark National Bank have also agreed that in the event the merger agreement is terminated because of an acquisition event involving one of the parties, the other party will be entitled to receive up to $850,000 from the party involved in the acquisition event. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—The Merger Agreement—Termination” for additional information.

Federal Income Tax Consequences (Page    )

The merger is intended to qualify as a reorganization for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code, and the merger is conditioned on the receipt of a tax opinion that the merger will so qualify. If the merger qualifies as a reorganization, Landmark National Bank shareholders will not recognize any gain or loss upon the receipt of 1st Pacific Bancorp common stock in exchange for Landmark National Bank common stock in connection with the merger. Landmark National Bank shareholders who exchange their shares for cash will recognize gain or loss to the extent the amount of cash received exceeds or is less than their  tax basis in their Landmark National Bank common stock. Landmark National Bank shareholders who exchange their shares for a combination of stock and cash will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of cash received in the merger or (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the 1st Pacific Bancorp shares received, over (b) the tax basis in the Landmark National Bank common stock.

For a more complete discussion of the federal income tax consequences of the merger, you should carefully read the discussion in the section entitled “JOINT PROPOSAL I—THE MERGER—Material United States Federal Income Tax Consequences” of this joint proxy statement-prospectus. Further, you are encouraged to consult your tax advisor because tax matters can be complicated, and the tax consequences of the merger to you will depend upon your own situation. You should also consult your tax advisor concerning all state, local and foreign tax consequences of the merger.

Accounting Treatment (Page    )

1st Pacific Bancorp must account for the merger using the purchase method of accounting. Under this method of accounting, the assets and liabilities of the company acquired are recorded at their respective fair value as of completion of the merger, and are added to those of the acquiring company. Financial statements of the acquiring company issued after the merger takes place reflect these values, but are not restated retroactively to reflect the historical financial position or results of operations of the company that was acquired. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Accounting Treatment” for additional information.

1st Pacific Bancorp’s Management and Operations After the Merger (Page    )

At the time of the merger, two current directors of Landmark National Bank shall be appointed as directors of 1st Pacific Bancorp and 1st Pacific Bank of California. 1st Pacific Bancorp has tentatively selected Christopher S. McKellar and Ronald J. Carlson as the Landmark National Bank directors who will join its board. All other directors of 1st Pacific Bancorp shall remain as members of the board of directors of 1st Pacific Bancorp, and all other directors of 1st Pacific Bank of California shall remain as members of the board of directors of 1st Pacific Bank of California. In addition, the current executive officers of 1st Pacific Bancorp and 1st Pacific Bank of California will remain the executive officers of those corporations. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Certain Effects of the Merger” and “—Financial Interests in the Merger of Directors and Executive Officers of Landmark National Bank” for additional information.

Financial Interests in the Merger of Directors and Officers of Landmark National Bank (Page    )

The directors and executive officers of Landmark National Bank have financial interests in the merger over and above those of Landmark National Bank shareholders. As previously discussed, as condition to the merger, two of the Landmark National Bank directors will be appointed as directors of 1st Pacific Bancorp. In addition, the directors and officers of Landmark National Bank will also receive continuing insurance protections under the existing directors’ and officers’ liability insurance policy of Landmark National Bank. You should consider these interests in deciding how to vote. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Financial Interests in the Merger of Directors and Executive Officers of Landmark National Bank” for additional information.

Differences in Your Rights as a Shareholder of Landmark National Bank (Page    )

As a Landmark National Bank shareholder, your rights are currently governed by Landmark National Bank’s Articles of Association and Bylaws and by the national banking laws. If you do not exercise your dissenters’ rights, you will receive 1st Pacific Bancorp common stock in exchange for your Landmark National Bank common stock, and you will become a 1st Pacific Bancorp shareholder. Consequently, your rights as a 1st Pacific Bancorp shareholder will be governed by 1st Pacific Bancorp’s Articles of Incorporation and Bylaws and by the California Corporations Code, rather than national banking laws. Therefore, the rights of 1st Pacific Bancorp shareholders differ from the rights of Landmark National Bank shareholders in certain respects. Please read the section entitled “COMPARISONS BETWEEN 1ST PACIFIC BANCORP AND LANDMARK NATIONAL BANK—Comparison of Shareholder Rights” for additional information.

Landmark National Bank Dissenters’ Rights (Page    )

In order to perfect dissenters’ rights, a shareholder of Landmark National Bank common stock must do the following:

•       vote against the merger, or give written notice to Landmark National Bank prior to the meeting that he or she dissent from the merger; and

•       within 30 days of the completion of the merger, make a written demand for dissenters’ rights and surrender his or her certificate to 1st Pacific Bancorp at 4275 Executive Square, Suite 650, La Jolla, CA  92037, Attention: Shareholder Relations, for endorsement of dissenting shares.

Following receipt of the certificate by 1st Pacific Bancorp, the dissenting shareholder of Landmark National Bank shall within 30 days of completion of the merger, have the right to receive from 1st Pacific Bancorp, the value of the Landmark National Bank shares as of the date of the shareholders’ meeting based upon a valuation by a committee of three persons, one to be selected by majority of the dissenting shareholders entitled to receive the value of their shares, one by the directors of 1st Pacific Bancorp, and the third by the two so chosen.

If the dissenting shareholder believes that the appraisal is unsatisfactory, the dissenting shareholder may appeal to the Office of the Comptroller of the Currency, whose determination of value shall be final and binding. The Office of the Comptroller of the Currency does not permit the appraisal value of the dissenting shares to include appreciation or depreciation as a result of the merger. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Dissenters’ Rights of Landmark National Bank’s Shareholders” and Appendix B for additional information.

1st Pacific Bancorp Dissenters’ Rights (Page    )

In order to perfect dissenters’ rights, a shareholder of 1st Pacific Bancorp common stock must do the following:

•       make a timely written demand upon 1st Pacific Bancorp for purchase in cash of his or her shares at their fair market value as of February 21, 2007, which demand includes:

•        the number and class of the shares held of record by him or her that he or she demand upon 1st Pacific Bancorp, and

•        what he or she claims to be the fair market value of his or her shares as of February 21, 2007;

•       have his or her demand received by 1st Pacific Bancorp on or before the date of the 1st Pacific Bancorp meeting of shareholders;

•       not vote in favor of the principal terms of the merger agreement;

•       submit certificates representing his or her shares for endorsement in accordance with Section 1302 of the California Corporations Code; and

•       comply with such other procedures as are required by the California Corporations Code.

If dissenter’s rights are properly perfected, such dissenter has the right to cash in the amount equal to the fair market value, as determined by 1st Pacific Bancorp, or, if required, by a court of law, of their shares of 1st Pacific Bancorp common stock as of February 21, 2007, the business day immediately preceding the announcement of the merger. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—Dissenters’ Rights of 1st Pacific Bancorp’s Shareholders” and Appendix C for additional information.

Resale of 1st Pacific Bancorp Common Stock by Former Landmark National Bank Shareholders (Page    )

1st Pacific Bancorp common stock that you receive in the merger will be freely transferable, unless you are considered an affiliate of Landmark National Bank. Please refer to the section entitled “JOINT PROPOSAL I—THE MERGER—Regulatory Approvals—Resale of 1st Pacific Bancorp Common Stock” for additional information.

RISK FACTORS

In addition to the other information included in this joint proxy statement-prospectus or incorporated by reference, you are urged to carefully consider the following factors which contain all known material risks, before making a decision to approve the merger.

Risks Regarding the Merger

1st Pacific Bancorp may be unable to consummate its proposed merger with Landmark National Bank.

1st Pacific Bancorp’s proposed merger with Landmark National Bank, described in more detail above, is anticipated to close in the second or third quarter of 2007, but must be approved by both 1st Pacific Bancorp’s and Landmark National Bank’s shareholders before it can be finalized. Consummation of this merger is also subject to the receipt of required regulatory approvals and the satisfaction of other customary closing conditions. If the merger is not completed for any reason, 1st Pacific Bancorp’s and/or Landmark National Bank’s stock price may decline to the extent that the current market price reflects the assumption by investors that the merger will be completed, or because of the costs incurred by the parties in connection with the merger.

Combining 1st Pacific Bancorp and Landmark National Bank may be more difficult than expected.

If 1st Pacific Bancorp and Landmark National Bank are unable to successfully integrate their businesses, operating results may suffer. Both 1st Pacific Bancorp and Landmark National Bank have operated and, until completion of the merger, will continue to operate independently of one another. It is possible that the integration process could result in the loss of key employees, disruption of 1st Pacific Bancorp’s and Landmark National Bank’s ongoing business or inconsistencies in standards, controls, policies or procedures. These could negatively affect both 1st Pacific Bancorp’s and Landmark National Bank’s ability to maintain relationships with customers and employees, or achieve the anticipated benefits of the merger within the time period expected, if at all. As with any merger of financial institutions, there may also be disruptions that cause customers, both deposit and loan, to take their business to competitors. 1st Pacific Bancorp has not previously been involved in a merger or acquisition. Because it has never managed the process of such a transaction before, the integration of operations of the two institutions may not be successful.

You will not know in advance the value of the merger consideration you will be entitled to receive.

The merger agreement provides that the number of shares of 1st Pacific Bancorp common stock into which a share of Landmark National Bank common stock shall be converted may be adjusted by a formula which has variables that will not be known until shortly before the merger is completed. Please read the section entitled “SUMMARY—Consideration to be Paid to Landmark National Bank Shareholders.”

Because of these variables affecting the exchange ratio of Landmark National Bank common stock, you will not know in advance either the number of shares of 1st Pacific Bancorp common stock or the value of the shares of 1st Pacific Bancorp common stock that you may receive until the merger is completed. Under the terms of the merger agreement, in the event that the average closing price per share of 1st Pacific Bancorp common stock during specified trading days is less than $13.25 or more than $18.75, and such change is not proportionate within 15% relative to the average change in the NASDAQ Bank Index during such specified trading days, the merger may be terminated or the exchange ratio may be adjusted. Please read the sections entitled “JOINT PROPOSAL I—THE MERGER—Calculation of Consideration to be Paid to Landmark National Bank Shareholders.”

                           If the merger does not qualify as a tax-free reorganization for U.S. Federal Income Tax Purposes, you will recognize gain or loss on the exchange of your shares of Landmark National Bank common stock for 1st Pacific Bancorp shares.

Although the U.S. Internal Revenue Service, referred to in this joint proxy statement-prospectus as the IRS, has not provided a ruling on the merger, 1st Pacific Bancorp and Landmark National Bank will obtain an opinion of Vavrinek Trine Day & Co., LLP that, subject to the assumptions and qualifications included in such opinion, the merger will qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. This opinion, however, neither binds the IRS nor prevents the IRS from adopting a contrary position. If the merger fails to qualify as a tax-free reorganization, you would generally recognize gain or loss on each share of Landmark National Bank common stock surrendered in the merger in exchange for stock of 1st Pacific Bancorp in the amount of the difference between your basis in such share and the fair market value of the 1st Pacific Bancorp common stock you receive.

                           Landmark National Bank shareholders may not receive the form of merger consideration that they elect.

The merger agreement is designed to ensure that approximately 35% of the total consideration that will be paid to Landmark National Bank shareholders in the merger will be paid in cash and 65% will be paid in 1st Pacific Bancorp stock. Landmark National Bank shareholders may elect to receive cash, 1st Pacific Bancorp common stock or a combination as their merger consideration, but their elections may not be fully honored. See “JOINT PROPOSAL I—THE MERGER—Election Procedures.”

If an election is not fully honored, a Landmark National Bank shareholder will incur tax consequences that differ from those that would have resulted had he or she received the form of consideration elected. See “JOINT PROPOSAL I—THE MERGER—Material United States Federal Income Tax Consequences.”

                           A Landmark National Bank shareholder will have less influence as a shareholder of 1st Pacific Bancorp than as a shareholder of Landmark National Bank.

Landmark National Bank shareholders currently have the right to vote in the election of the board of directors of Landmark National Bank and on other matters affecting Landmark National Bank. When the merger occurs, each Landmark National Bank shareholder that receives 1st Pacific Bancorp common stock will become a shareholder of 1st Pacific Bancorp with a percentage ownership of the combined organization that is much smaller than such shareholder’s percentage ownership of Landmark National Bank. Because of this, Landmark National Bank shareholders will have less influence on the management and policies of 1st Pacific Bancorp than they now have on the management and policies of Landmark National Bank.

                           Uncertainty regarding the merger may result in the loss of the employees and customers of Landmark National Bank and 1st Pacific Bank of California prior to the completion of the merger.

Employees of Landmark National Bank and 1st Pacific Bank of California may experience uncertainty about their future role with the combined bank. This may adversely affect the ability of the combined bank to retain and attract key management and other personnel. Similarly, uncertainty regarding the merger may cause customers of Landmark National Bank or 1st Pacific Bank of California to withdraw their business prior to the completion of the merger. Any loss of Landmark National Bank’s or 1st Pacific Bank of California’s customers could have a material adverse effect on Landmark National Bank’s or 1st Pacific Bank of California’s respective businesses, regardless of whether or not the merger is ultimately completed.

Risks Regarding 1st Pacific Bancorp Common Stock

                           1st Pacific Bancorp can issue common stock and preferred stock without your approval, diluting your proportional ownership interest.

1st Pacific Bancorp’s articles of incorporation authorize it to issue 10,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of March 28, 2007, 1st Pacific Bancorp has no shares of preferred stock outstanding, and has 3,894,292 shares of common stock issued and outstanding, with up to an additional 1,300,000 shares to be issued in the merger. 1st Pacific Bancorp also has 1,032,542 shares reserved under its stock option plan covering its directors, officers and employees. As of March 28, 2007, there were options outstanding to purchase a total of 805,042 shares at exercise prices ranging between

$5.00 and $15.05 per share. Consequently, any shares of common stock or preferred stock that 1st Pacific Bancorp issues after the merger with Landmark National Bank will dilute your proportional ownership interest in 1st Pacific Bancorp.

                           The price of 1st Pacific Bancorp common stock may decrease, preventing you from selling your shares at a profit.

The market price of 1st Pacific Bancorp common stock could decrease and prevent you from selling your shares at a profit. The market price of 1st Pacific Bancorp common stock has fluctuated in recent years. Fluctuations may occur, among other reasons, due to:

•                    operating results;

•                    market demand;

•                    announcements by competitors;

•                    economic changes;

•                    general market conditions; and

•                    legislative and regulatory changes.

The trading price of 1st Pacific Bancorp common stock may continue to fluctuate in response to these factors and others, many of which are beyond 1st Pacific Bancorp’s control. We strongly urge you to consider the likelihood of these market fluctuations before deciding how to vote for the merger. Please read the section entitled “MARKETS, MARKET PRICES AND DIVIDENDS—1st Pacific Bancorp Market Information and Dividends” for additional information regarding the trading prices of 1st Pacific Bancorp common stock.

An Investment in 1st Pacific Bancorp’s common stock is not an insured deposit.

1st Pacific Bancorp common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation, commonly referred to as the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in 1st Pacific Bancorp common stock is subject to the same market forces that affect the price of common stock in any company.

Risks Regarding the Businesses of 1st Pacific Bancorp and Landmark National Bank

                           1st Pacific Bank of California and Landmark National Bank face lending risks, especially with respect to their small- and medium-sized business clienteles.

The risk of loan defaults or borrowers’ inabilities to make scheduled payments on their loans is inherent in the banking business. Moreover, 1st Pacific Bank of California and Landmark National Bank focus primarily on lending to small- and medium-sized businesses. These businesses may not have the capital or other resources required to weather significant business downturns or downturns in the markets in which they compete. Consequently, 1st Pacific Bank of California and Landmark National Bank may assume greater lending risks than other financial institutions which have a smaller concentration of those types of loans, and which tend to make loans to larger businesses. Borrower defaults or borrowers’ inabilities to make scheduled payments may result in losses which may exceed 1st Pacific Bank of California’s and Landmark National Bank’s allowances for loan losses. These risks, if they occur, may require higher than expected loan loss provisions which, in turn, can materially impair profitability, capital adequacy and overall financial condition.

                           1st Pacific Bank of California and Landmark National Bank are limited in the amount they can lend to any individual borrower.

1st Pacific Bancorp, through its subsidiary, 1st Pacific Bank of California, and Landmark National Bank are limited in the amount that they can lend to a single borrower. Therefore, the size of the loans which they can offer to potential customers is less than the size of loans that their competitors with larger lending limits can offer. Legal lending limits also affect 1st Pacific Bancorp’s and Landmark National Bank’s ability to seek relationships with larger and more established businesses. 1st Pacific Bancorp and Landmark National Bank may not be able to attract and retain customers seeking loans in excess of their lending limits because they cannot make such loans and they may not be able to find other lenders willing to participate in such loans with them on favorable terms.

                           Declines in Southern California real estate values could materially impair profitability and financial condition.

Approximately 71.8% and 75.7% respectively, of 1st Pacific Bank of California’s and Landmark National Bank’s loans are secured by real estate collateral. Nearly all of the real estate securing these loans is located in Southern California, primarily in San Diego County. Real estate values are generally affected by factors such as:

•                    the socioeconomic conditions of the area where real estate collateral is located;

•                    fluctuations in interest rates;

•                    property and income tax laws;

•                    local zoning ordinances governing the manner in which real estate may be used; and

•                    federal, state and local environmental regulations.

However, declines in real estate values could significantly reduce the value of the real estate collateral securing 1st Pacific Bank of California’s and Landmark National Bank’s loans, increasing the likelihood of defaults. Moreover, if the value of real estate collateral declines to a level that is not enough to provide adequate security for the underlying loans, 1st Pacific Bank of California and Landmark National Bank will need to make additional loan loss provisions which, in turn, will reduce their profits. Also, if a borrower defaults on a real estate secured loan, 1st Pacific Bank of California and Landmark National Bank may be forced to foreclose on the property and carry it as a nonearning asset which, in turn, may reduce net interest income. For additional information, please read the sections entitled “INFORMATION ABOUT LANDMARK NATIONAL BANK—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “DESCRIPTION OF 1ST PACIFIC BANCORP—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

                           Changing interest rates may adversely affect our financial performance.

1st Pacific Bank of California’s and Landmark National Bank’s profitability largely depends on the difference between the rates of interest they earn on their loans and investments, and the interest rates they pay on deposits and other borrowings. This relationship, known as the interest rate margin, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Fluctuations in interest rates will affect the demand of customers for the products and services of the combined banks after the merger. 1st Pacific Bank of California and Landmark National Bank are subject to interest rate risk to the degree that their interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than their interest-earning assets. Given the respective banks’ current volume and mix of interest-bearing liabilities and interest-earning assets, their interest margin could be expected to increase during times of rising interest rates and decline during times of falling interest rates. Therefore, significant fluctuations in interest rates may have an adverse effect on 1st Pacific Bancorp’s consolidated results of operations.

                           1st Pacific Bancorp is limited in its ability to pay cash dividends.

1st Pacific Bancorp depends on dividends from 1st Pacific Bank of California, and if the merger is completed, from the profit contribution of Landmark National Bank to 1st Pacific Bancorp, in order to pay cash dividends to its shareholders. In addition, because 1st Pacific Bancorp will require additional financing in the form of either a private placement of debt or trust preferred securities, in order to complete the merger, the funds required to service such obligations will further decrease the amounts available for potential dividends to shareholders. Moreover, the amount and timing of any dividends is at the discretion of 1st Pacific Bancorp’s board of directors.

1st Pacific Bank of California has become more reliant upon brokered deposits and other funding alternatives that increase its cost of funds, adversely affect its operating results and may result in a shortage of financing sources.

1st Pacific Bank of California requires liquidity in order to fund its loans. Liquidity is provided by deposits and other sources of financing, such as advances from the Federal Home Loan Bank of which it is a member, and correspondent banks. In 2006 1st Pacific Bank of California became increasingly dependent on certificates of deposit of $100,000 or more and brokered deposits. These types of deposits are generally considered more volatile as customers are more concerned with rates than relationships, and can be more costly than other types of deposits. Significant withdrawals or non-renewals of such deposits could cause 1st Pacific Bank of California to rely on funds from correspondent banks or other institutional sources more heavily than at present, at even higher rates of interest, if those sources continue to be available. The loss of such deposits or the unavailability of alternative sources of funding could also cause 1st Pacific Bank of California to have a shortage in liquidity so that it might not be able to meet the demand for loans. Any of these circumstances would have an adverse effect on 1st Pacific Bank of California’s profitability, business, financial condition, results of operations and cash flows.

                           1st Pacific Bancorp’s future growth may be limited if it is not able to raise additional capital.

Banks and bank holding companies are required to conform to regulatory capital adequacy guidelines and maintain their capital at specified percentages of their assets. These guidelines may limit 1st Pacific Bancorp’s ability to grow and could result in banking regulators requiring increased capital levels or reduced loan and other earning asset levels. Therefore, in order to continue to increase its earning assets and net income, 1st Pacific Bancorp may, from time to time, need to raise additional capital. Additional sources of capital may not be available or, if it is, that additional capital may not be available on economically reasonable terms.

                           We plan to continue to grow and there are risks associated with growth.

1st Pacific Bancorp and Landmark National Bank intend to continue to expand their businesses and operations to increase deposits and loans. Continued growth may present operating and other problems that could adversely affect their individual or combined business, financial condition and results of operations. Our growth may place a strain on our administrative, operational, personnel and financial resources and increase demands on our systems and controls. Our ability to manage growth successfully will depend on our ability to attract qualified personnel and maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms, as well as on factors beyond our control, such as economic conditions and interest rate trends. If we grow too quickly and are not able to attract qualified personnel, control costs and maintain asset quality, this continued rapid growth could materially adversely affect our financial performance.

                           1st Pacific Bancorp and Landmark National Bank compete against larger banks and other institutions.

1st Pacific Bancorp and Landmark National Bank compete for loans and deposits with other banks, savings and thrift associations and credit unions located in their service areas, as well as with other financial services organizations such as brokerage firms, insurance companies and money market mutual funds. These competitors aggressively solicit customers within their market area by advertising through direct mail, the electronic media and other means. Many competitors have been in business longer, have established customer bases and are substantially larger. These competing financial institutions offer services, including international banking services, that 1st Pacific Bancorp and Landmark National Bank can only offer through correspondents, if at all. Additionally, these competitors have greater capital resources and, consequently, higher lending limits. Finally, some competitors are not subject to the same degree of regulation.

                           Current banking laws and regulations affect activities.

1st Pacific Bancorp and Landmark National Bank are subject to extensive regulation. Supervision, regulation and examination of banks and bank holding companies by regulatory agencies are intended primarily to protect depositors rather than shareholders. These regulatory agencies examine bank holding companies and commercial banks, establish capital and other financial requirements and approve acquisitions or other changes of control of financial institutions. 1st Pacific Bancorp’s and Landmark National Bank’s ability to establish new facilities or make acquisitions requires approvals from applicable regulatory bodies. Changes in legislation and regulations will continue to have a significant impact on the banking industry. Although some of the legislative and regulatory changes may benefit 1st Pacific Bancorp and Landmark National Bank, others may increase their costs of doing business and indirectly assist their non-bank competitors who are not subject to similar regulation.

                           Economic conditions either nationally or locally in areas in which our operations are concentrated may adversely affect our business.

Deterioration in local, regional, national or global economic conditions could cause 1st Pacific Bank of California and/or Landmark National Bank to experience a reduction in deposits and new loans, an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, all of which could adversely affect our performance and financial condition. Unlike larger banks that are more geographically diversified, we both provide banking and financial services locally, specifically, within San Diego County. Therefore, we both are particularly vulnerable to adverse local economic conditions.

                           Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses or if we are required to increase our allowance.

Despite the underwriting criteria of 1st Pacific Bank of California and Landmark National Bank, either of us may experience loan delinquencies and losses. In order to absorb losses associated with nonperforming loans, we both maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Determination of the allowance inherently involves a high degree of subjectivity and requires each of us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Either 1st Pacific Bank of California or Landmark National Bank may be required to increase its allowance for loan losses for any of several reasons. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of either of our control, may require an increase in our allowances. In addition, actual charge-offs in future periods, if not adequately reserved for, will require additional increases in our allowances for loan losses. Any increases in our allowances for loan losses will result in a decrease in our respective net income and, possibly, our respective capital, and may materially affect our respective results of operations in the period in which the allowance is increased.

                           We rely on our management and other key personnel, and the loss of any of them may adversely affect our operations.

Both 1st Pacific Bank of California and Landmark National Bank are and will continue to be dependent upon the services of our respective executive management teams. In addition, we will both continue to depend on our ability to retain and recruit key banking officers. The unexpected loss of services of any key management personnel or banking officers could have an adverse effect on our respective business and financial condition because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

In the event that the employment of 1st Pacific Bancorp executive officers is terminated in the future without cause, under the terms of their respective employment agreements, each of 1st Pacific Bancorp’s executive officers would be entitled to receive continued salary at the rate then in effect for varying periods of time following termination. Such obligations to make severance payments could be triggered in the event we are acquired and the executive officer is terminated in connection with such acquisition.

Failure to implement new technologies in our operations may adversely affect our growth or profits.

Advances in technology increasingly affect the market for financial services, including banking services and consumer finance services. The ability of 1st Pacific Bank of California and Landmark National Bank to compete successfully in these markets may depend on the extent to which we are able to exploit such technological changes. However, we may not be able to properly or timely anticipate or implement such technologies or properly train our respective staffs to use such technologies. Further, the added cost of technology for small banks such as 1st Pacific Bank of California and Landmark National Bank adversely affects our respective profitability. Any failure to adapt to new technologies could adversely affect our respective business, financial condition or operating results.

A WARNING ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this joint proxy statement-prospectus or in documents incorporated by reference, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects,” and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)  and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward looking statements, including among others those found in “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” and “JOINT PROPOSAL I—THE MERGER” involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the combined companies to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

In particular, we have made statements in this document regarding expected cost savings to result from the merger, the anticipated accretive effect to earnings of the combined enterprise, an improved ability to compete with larger competitors, restructuring charges expected to be incurred in connection with the merger, and the operation of the combined companies. With respect to estimated cost savings, we have made assumptions about the anticipated overlap between the costs of the two banks for data processing and other operations, the amount of general and administrative expenses, the costs of converting Landmark National Bank’s data processing to 1st Pacific Bank of California’s systems, the size of anticipated reductions in fixed labor costs, the effort involved in aligning accounting policies and the transactional costs of the merger. The realization of the anticipated cost savings is subject to the risk of possible inaccuracy of the foregoing assumptions.

In addition to the risks discussed in “RISK FACTORS,” the following factors may also affect the accuracy of forward looking statements in this joint proxy statement-prospectus:

•       The effect of changing regional and national economic conditions, especially as they may affect the demand for loans and other banking services or lead to increased loan losses.

•       Potential losses of businesses and population in the County of San Diego, and rising housing and insurance costs that may be responsible for such losses.

•       The effects of trade, monetary and fiscal policies and laws.

•       Increasing or decreasing interest rate environments, or changing interest rate policies of the Federal Reserve Board, that could lead to decreased net interest margin and volatility of rate sensitive loans and deposits.

•       Stock, bond market and monetary fluctuations.

•       Risks of loss of funding of Small Business Administration (the “SBA”) loan programs, or changes in those programs.

•       Credit risks of commercial, SBA, real estate, consumer and other lending activities, including risks related to changes in the values of real estate and other security for loans.

•       Risks associated with concentrations, including commercial real estate loans, in the loan portfolio.

•       Lack of take-out financing or problems with sales or lease-up with respect to our construction and land development loans.

•       Changes in federal and state banking and financial services laws and regulations.

•       Competitors in our market area with greater financial resources than us.

•       Competitors in our market area of similar size, with similar business plans and/or offering similar services.

•       Risks of sudden changes in interest rate, especially with respect to our increasing real estate loan portfolios.

•       Our ability to develop competitive new products and services and the acceptance of those products and services by targeted customers and, when required, regulators.

•       Our ability to securely and effectively implement new technology (including Internet services) for both the delivery of services and internal operations.

•       The willingness of customers to substitute competitors’ products and services for our product and services and vice versa.

•       Changes in consumer and business spending and savings habits.

•       Unanticipated regulatory or judicial proceedings.

•       The loss of significant customers.

•       The risk and cost resulting from the opening of one or more new offices and adding employees.

•       The loss of executives or key employees.

•       Credit quality deterioration among our current or future customers that could cause an increase in the provision for loan losses.

•       Dividend restrictions.

•       Increased regulation of the securities markets, including the securities of 1st Pacific Bancorp, whether pursuant to the Sarbanes-Oxley Act of 2002 or otherwise.

•       Other internal and external developments that could materially impact the our operational and financial performance.

Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. 1st Pacific Bancorp and Landmark National Bank disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this joint proxy statement-prospectus to reflect future events or developments.

MARKETS; MARKET PRICES AND DIVIDENDS

Landmark National Bank Market Information and Dividends

Landmark National Bank’s equity securities consist of one class of common stock, of which there were 1,917,448 shares outstanding, held by 256 shareholders of record, on May 2, 2007.

Trading in Landmark National Bank’s common stock has not been extensive and such trades cannot be characterized as constituting an active trading market. Landmark National Bank’s common stock is not listed on any exchange or quoted by the NASDAQ® Stock Market (“NASDAQ”), although it is quoted on the OTC Bulletin Board® (“OTCBB”) under the ticker symbol “LMRK.”  Trades may also occur in unreported private transactions. The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities. Unlike the NASDAQ, however, the OTCBB does not impose listing standards and does not provide automated trade executions.

The following table sets forth the high and low bid prices for Landmark National Bank’s common stock for the periods indicated. Bid prices are based on information received from the OTCBB based on all transactions reported on the OTCBB.  Such information reflects inter-dealer prices, without retail markups, markdowns or commissions and may not reflect actual transactions.

	Bid Information
	High	Low	Share Volume
2005
First Quarter	$13.50	$11.96	18,100
Second Quarter	$13.00	$11.71	25,900
Third Quarter	$14.00	$10.25	43,000
Fourth Quarter	$13.00	$10.50	14,200
2006
First Quarter	$16.00	$11.70	116,400
Second Quarter	$15.80	$13.00	67,300
Third Quarter	$13.35	$11.50	40,100
Fourth Quarter	$13.00	$11.25	66,300
2007
First Quarter	$12.75	$11.15	43,700

The power of the board of directors of a national bank, such as Landmark National Bank, to declare a cash dividend is subject to statutory and regulatory restrictions that limit the amount available for cash dividends depending upon the earnings, financial condition and cash needs of Landmark National Bank, as well as general business conditions. A national bank may not pay dividends out of common capital. Dividends must be paid out of undivided profits. If losses have, at any time, been sustained equal to or exceeding a bank’s undivided profits then on hand, no dividend may be paid. Moreover, even if a national bank’s surplus exceeded its common capital, and its undivided profits exceeded its losses, the approval of the Comptroller of Currency would be required for the payment of dividends if the total of all dividends declared by a national bank in any calendar year would exceed the total of its net profits of that year combined with its net profits of the two preceding years, less any required transfers to surplus.

To date, Landmark National Bank has not paid any cash dividends. Payment of stock or cash dividends in the future will depend upon Landmark National Bank’s earnings and financial condition and other factors deemed relevant by its board of directors, as well as Landmark National Bank’s legal ability to pay dividends. It is Landmark National Bank’s current intention to follow its strategic plan of retaining earnings to increase capital and provide additional basis for growth. Accordingly, no assurance can be given that any cash dividends will be declared in the foreseeable future. For more information about Landmark National Bank dividends and restrictions thereto, please see the section entitled “COMMON INFORMATION ABOUT 1ST PACIFIC BANCORP AND LANDMARK NATIONAL BANK AND COMPARISONS—Dividends.”

1st Pacific Bancorp Market Information and Dividends

As a result of the bank holding company reorganization, effective January 30, 2007, 1st Pacific Bancorp’s common stock began trading under the symbol “FPBN” and is quoted on the OTCBB. Prior to the reorganization, trading in 1st Pacific Bank of California’s common stock under the symbol “FPBS” was not extensive and such trades cannot be characterized as constituting an active trading market. The common stock of 1st Pacific Bancorp is not listed on any exchange or quoted by NASDAQ, although it is quoted on the OTCBB. Trades may also occur in unreported private transactions. The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities. Unlike the NASDAQ, however, the OTCBB does not impose listing standards and does not provide automated trade executions.

The following table sets forth the range of high and low bid information and the trading volume of the common stock of 1st Pacific Bank of California, and 1st Pacific Bancorp after the reorganization for the periods indicated. Bid information is based on reports received from the OTCBB based on all transactions reported on the OTCBB. Such information reflects inter-dealer prices, without retail markups, markdowns or commissions and may not represent actual transactions.

	Bid Information
	High	Low	Share Volume
2005
First Quarter	$11.63	$10.25	107,430
Second Quarter	$12.88	$10.25	91,526
Third Quarter	$17.50	$11.00	61,068
Fourth Quarter	$14.00	$12.40	68,135
2006
First Quarter	$13.75	$12.50	87,994
Second Quarter	$14.69	$13.25	149,555
Third Quarter	$15.00	$13.50	149,035
Fourth Quarter	$16.75	$14.25	49,687
2007
First Quarter	$16.35	$15.25	88,516

There were approximately 364 holders of record for the common stock of 1st Pacific Bancorp as of May 2, 2007.

To date, 1st Pacific Bancorp has not paid any cash dividends. Payment of stock or cash dividends in the future will depend upon 1st Pacific Bancorp’s earnings and financial condition and other factors deemed relevant by the board of directors of 1st Pacific Bancorp, as well as 1st Pacific Bancorp’s legal ability to pay dividends. It is 1st Pacific Bancorp’s current intention to follow its strategic plan of retaining earnings to increase capital and provide additional basis for growth. Accordingly, no assurance can be given that any cash dividends will be declared in the foreseeable future. For more information about 1st Pacific Bancorp dividends and restrictions thereto, please see the section entitled “COMMON INFORMATION ABOUT 1ST PACIFIC BANCORP AND LANDMARK NATIONAL BANK AND COMPARISONS—Dividends.”

SELECTED FINANCIAL DATA

1st Pacific Bancorp

See “DESCRIPTION OF 1ST PACIFIC BANCORP—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for a description of 1st Pacific Bancorp’s limited activities in 2006. The following selected financial data of 1st Pacific Bank of California has been derived from and should be read in conjunction with 1st Pacific Bank of California’s audited financial statements and notes included in this joint proxy statement-prospectus.

1st Pacific Bank of California
Selected Financial Data

	As of or For the Periods Ending December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands, except per share data)
Summary of Operations
Interest Income	$23,460	$16,695	$10,363	$7,088	$4,464
Interest Expense	8,217	4,125	1,923	1,362	1,292
Net Interest Income	15,243	12,570	8,440	5,726	3,172
Provision for Loan Losses	444	553	850	630	500
Noninterest Income	538	491	466	361	146
Noninterest Expense	9,928	8,532	5,993	4,528	3,225
Income before Income Taxes	5,409	3,976	2,063	929	(407)
Income Taxes (Benefit)	2,207	1,626	837	(778)	(320)
Net Income (Loss)	$3,202	$2,350	$1,226	$1,707	$(87)
Per Share Data
Net Income—Basic	$.83	$.61	$.34	$.55	$(.04)
Net Income—Diluted	.76	.56	.32	.50	(.04)
Book Value	6.67	5.77	5.16	4.56	3.99
Ending Number of Shares Outstanding	3,889,692	3,849,540	3,819,920	3,147,188	3,091,916
Weighted Average Number of Shares Outstanding	3,865,330	3,840,596	3,560,036	3,107,197	2,424,742
Balance Sheet Data—At Period End
Total Assets	$318,446	$265,582	$209,709	$144,299	$102,608
Total Loans	275,266	230,382	188,552	121,127	82,265
Allowance for Loan Losses	3,251	2,809	2,265	1,454	823
Investment Securities	8,998	3,146	5,940	5,591	4,695
Other Real Estate Owned	—	—	—	—	—
Total Deposits	261,838	237,208	180,291	129,409	90,069
Total Shareholders’ Equity	25,962	22,230	19,697	14,362	12,327
Operating Ratios and Other Selected Data
Return on Average Assets	1.14%	1.01%	.71%	1.43%	(0.12)%
Return on Average Equity	13.36%	11.28%	7.00%	12.86%	(1.01)%
Operating Efficiency Ratio	62.91%	65.32%	67.29%	74.39%	97.20%
Net Interest Margin	5.61%	5.56%	5.06%	4.97%	4.59%
Dividend Payout Ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Equity to Assets	8.15%	8.37%	9.39%	10.00%	12.00%
Selected Asset Quality Ratios—At Period End
Nonperforming Loans to Total Loans	0.00%	0.46%	0.00%	0.00%	0.00%
Nonperforming Assets to Total Assets	0.00%	0.40%	0.00%	0.00%	0.00%
ALLL as a Percentage of Total Loans	1.18%	1.22%	1.20%	1.20%	1.00%

Landmark National Bank

The following selected financial data with respect to Landmark National Bank’s statements of financial condition, and its statements of operations, have been derived from the audited consolidated financial statements included in this joint proxy statement-prospectus. This information should be read in conjunction with such financial statements and the notes thereto included therein.

Landmark National Bank

Selected Financial Data

	As of or For the Periods Ending December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)
Summary of Operations
Interest Income	$8,737	$6,205	$2,611	$879	$86
Interest Expense	(2,541)	(1,416)	451	160	13
Net Interest Income	6,196	4,789	2,160	719	73
Provision for Loan Losses	(46)	(231)	388	169	15
Net Interest Income after Provision for Loan Losses	6,150	4,558	1,772	550	58
Noninterest Income	225	361	171	154	27
Net Loss on Sale of Available-for-Sale Securities	—	—	(2)	—	—
Noninterest Expense	(5,432)	(4,468)	3,477	2,760	660
Income (Loss) before Income Taxes	943	451	(1,536)	(2,056)	(575)
Income Tax	1	1	1	2	1
Net Income (Loss)	$942	$450	$(1,537)	$(2,058)	$(576)
Per Share Data
Net Income—Basic	$.49	$.30	$(1.32)	$(1.77)	$(.49)
Net Income—Diluted	.48	.29	(1.32)	(1.77)	(.49)
Book Value	9.26	8.69	5.47	6.90	8.66
Actual Number of Shares Outstanding	1,917,448	1,907,948	1,164,104	1,164,104	1,164,104
Weighted Average Number of Shares Outstanding	1,911,218	1,508,511	1,164,104	1,164,104	1,164,104
Balance Sheet Data—At Period End
Total Assets	$125,016	$124,334	$68,197	$38,994	$17,111
Total Loans, Net of Deferred Fees	75,930	86,610	52,026	18,432	1,556
Allowance for Loan Losses (ALL)	(1,084)	(1,046)	(572)	(184)	(15)
Investment Securities	21,111	21,894	9,607	12,001	5,571
Other Real Estate Owned	—	—	—	—	—
Total Deposits	102,459	104,538	61,570	30,812	6,999
Total Shareholders’ Equity	17,753	16,577	6,373	8,034	10,078
Operating Ratios and Other Selected Data
Return on Average Assets	0.78%	0.46%	(2.76)%	(7.36)%	(11.48)%
Return on Average Equity	5.50%	4.12%	(21.72)%	(22.50)%	(15.39)%
Net Interest Margin	5.51%	5.18%	4.04%	2.77%	1.63%
Dividend Payout Ratio—Common Shares	0.00%	0.00%	0.00%	0.00%	0.00%
Average Equity to Average Assets	14.10%	11.16%	12.72%	32.72%	74.58%
Selected Asset Quality Ratios—At Period End
Nonperforming Loans to Total Loans	0.65%	0.00%	0.02%	0.00%	0.00%
Nonperforming Assets to Total Assets	0.39%	0.00%	0.01%	0.00%	0.00%
ALL as a Percentage of Nonperforming Loans	N/A	N/A	6,355.56%	N/A	N/A
ALL as a Percentage of Total Loans	1.43%	1.21%	1.10%	1.00%	0.99%

COMPARATIVE PER SHARE DATA

We have summarized below historical per share information for 1st Pacific Bancorp and Landmark National Bank and additional information as if the companies had been combined as of January 1, 2006 (“pro forma”). Although the reorganization of 1st Pacific Bank of California into a wholly owned subsidiary of 1st Pacific Bancorp was completed on January 16, 2007, the historical information included below for 1st Pacific Bancorp includes the consolidated results as if the reorganization had been completed in 2006.

The pro forma information is based on the following assumptions, which have been used to calculate the applicable exchange ratio: (i) that no shareholder of Landmark National Bank or 1st Pacific Bancorp perfects dissenters’ rights, (ii) that all option holders and warrant holders of outstanding in-the-money Landmark National Bank options and warrants as of the date of the merger agreement elect to receive cash in the amount of $12.45 less the exercise price of the options or warrants in exchange for cancellation of such options and warrants and (iii) that 65% of the total merger consideration will be paid in the form of 1st Pacific Bancorp common stock with a value of $16.00 per share and the remaining 35% will be paid in cash.

While the exchange ratio for determining the shares of common stock to be issued to Landmark National Bank shareholders is subject to adjustment, as described in the section entitled “JOINT PROPOSAL I—THE MERGER—Calculation of Consideration to be Paid to Landmark National Bank Shareholders”, for purposes of the pro forma calculations 1st Pacific Bancorp has used the exchange ratio of 0.778125 of 1st Pacific Bancorp shares for each Landmark National Bank common share outstanding.

You should read this information with the historical consolidated financial statements and related notes provided in this joint proxy statement-prospectus for 1st Pacific Bancorp, 1st Pacific Bank of California, and Landmark National Bank.

You should not rely on the pro forma information as being indicative of the historical results that we would have had or the future results that will occur after the merger. The equivalent pro forma data reflects the purchase method of accounting and other events directly attributable to the transaction expected to have a continuing impact on 1st Pacific Bancorp.

The pro forma 1st Pacific Bancorp basic and diluted earnings per common share have been computed based on the historical number of average outstanding common shares of 1st Pacific Bancorp plus the number of shares expected to be issued to Landmark National Bank shareholders as 65% of the total merger consideration, adjusted by the exchange ratio of 0.778125 shares of 1st Pacific Bancorp common stock for each share of Landmark National Bank common stock. All dilutive options and warrants of Landmark National Bank are estimated to be cashed out as a result of the merger.

The pro forma equivalent Landmark National Bank basic and diluted earnings per share represent the pro forma 1st Pacific Bancorp basic and diluted earnings per share multiplied by the exchange ratio of 0.778125.

The pro forma 1st Pacific Bancorp book value per common share amounts are based upon the pro forma total shareholders’ equity of 1st Pacific Bancorp at the balance sheet date, divided by the total pro forma number of 1st Pacific Bancorp common shares outstanding assuming the conversion of 65% of Landmark National Bank common stock into 1st Pacific Bancorp common stock at the exchange rate of 0.778125 per share.

The pro forma equivalent Landmark National Bank book value per common share represents the pro forma 1st Pacific Bancorp book value per common share multiplied by the exchange ratio of 0.778125 per share.

Year Ended December 31, 2006
1st Pacific Bancorp Historical and Pro Forma
Basic earnings per common share:
Historical	$0.82
Pro Forma	0.83
Diluted earnings per common share:
Historical	$0.76
Pro Forma	0.78
Dividends declared on common stock:
Historical	$0.00
Pro Forma	0.00
Book value per common share:
Historical	$6.67
Pro Forma	8.53
Tangible book value per common share:
Historical	$6.67
Pro Forma	6.33
Landmark National Bank Historical and Pro Forma Equivalent
Basic earnings per common share:
Historical	$0.49
Pro Forma	0.65
Diluted earnings per common share:
Historical	$0.48
Pro Forma	0.61
Dividends declared on common stock:
Historical	$0.00
Pro Forma	0.00
Book value per common share:
Historical	$9.26
Pro Forma	6.64
Tangible book value per common share:
Historical	$6.53
Pro Forma	4.93

RECENT DEVELOPMENTS OF 1ST PACIFIC BANCORP

On May 3, 2007, 1st Pacific Bancorp announced its unaudited first quarter 2007 results of operations. Net income was $672,000, a decrease of 3.0 percent from the $693,000 reported for the prior-year first quarter. Diluted earnings per share were $0.16, unchanged from the first quarter of 2006. Compared to fourth quarter of 2006, net income declined 14.7 percent, and 15.0 percent on a diluted per share basis. Year over year, results reflect solid loan growth, which has, however, slowed in the first quarter of 2007, exceptional asset quality, and disciplined control of expenses, offset by net interest margin compression.

Highlights for the first quarter of 2007 include:

•       Assets increased 13.7 percent to $315.6 million for the twelve-months ending March 31, 2007; loan growth was $32.6 million, up 13.2 percent.

•       The net interest margin declined 94 basis points over the past year, to 4.93 percent for the first quarter of 2007.

•       Asset quality remains exceptional. There were zero nonperforming loans, zero foreclosed real estate, and zero net charge-offs reported for the first quarter of 2007.

•       Operating expenses, up 11.4 percent year over year, demonstrated 1st Pacific Bancorp’s disciplined approach to expense control. Noninterest expense has been steadily declining as a percent of average assets, improving by 29 basis points over the twelve-month period, to 3.47 percent of average assets annualized for the current quarter.

Total revenue, consisting of net interest income and noninterest income, was $3.91 million for the first quarter of 2007, an increase of 3.6 percent above the $3.77 million reported for the prior-year first quarter. Net interest income increased 2.3 percent to $3.74 million, reflecting a 21.8 percent increase in average earning assets, partially offset by a 94 basis point decline in net interest margin, to 4.93 percent. Compared with the fourth quarter of 2006, the first quarter margin declined 26 basis points. Noninterest income for the first quarter of 2007 was $170,000 compared with $120,000 for the year-ago quarter, an increase of 41.6 percent, with improvement from both services fees and gains on loan sales.

Expenses continue to be well controlled, declining relative to 1st Pacific Bancorp’s growing asset base. Noninterest expense was $2.7 million for the first quarter of 2007, an increase of $275,000 or 11.4 percent, over the prior-year first quarter. Salaries and benefits rose only $83,600, or 5.4 percent, benefiting from a stable headcount of 71 FTE employees year over year, despite the addition of five employees to staff the new office in El Cajon. Other expenses accounted for the largest share of the increase, up $130,700, or 24.5 percent from the first quarter of 2006; the formation of the holding company accounted for $50,000 of the increase in other expenses. Noninterest expense improved from 3.76 percent of average assets for the first quarter of 2006 to 3.47 percent for the current quarter as 1st Pacific Bancorp continued to leverage its infrastructure. The efficiency ratio for the first quarter of 2007 was 69.0 percent compared with 64.1 percent for the year-ago quarter.

Asset quality remains exceptional. Nonperforming assets were zero at March 31, 2007, compared with $1.0 million of nonperforming assets twelve months ago; 1st Pacific Bank of California reported a net recovery of $100 this quarter, compared with a net charge-off of $632 for the year-ago quarter. At March 31, 2007, the loan loss reserve was $3.3 million, or 1.19 percent of loans.

At March 31, 2007, total assets were $315.6 million, an increase of 13.7 percent above year-ago levels; for the same 12-month period, loans grew $32.6 million or 13.2 percent, reaching $280.0 million at quarter-end. Construction and land loans (C&D) remained the largest component of 1st Pacific Bank of California’s loan portfolio; year over year, this category increased $9.7 million, or 9.6 percent, to $109.9 million. As a percent of the total loans, C&D loans accounted for 39.2 percent in the first quarter of 2007, down modestly from 40.5 percent in the year-ago quarter.

Overall, loans increased by $4.8 million in the first quarter of 2007, up 1.7 percent, primarily from a higher level of commercial real estate lending.

Deposits were $268.8 million at March 31, 2007, up $33.2 million or 14.1 percent from twelve months ago. Money market and savings accounts grew 55.1 percent over the past twelve months and now account for 33.6 percent of 1st Pacific Bank of California’s deposit base, up from 24.7 percent in the year-ago quarter. Meanwhile, time deposits declined from 47.5 percent of total deposits for the first quarter of 2006, to 43.4 percent for the current quarter.

At March 31, 2007, shareholders’ equity was $26.7 million, an increase of $3.7 million, or 15.9 percent from twelve months ago. Shareholders’ equity was 8.46 percent of assets at period-end compared with 8.30 percent the year earlier.

THE LANDMARK NATIONAL BANK MEETING

General

Landmark National Bank will hold an annual shareholders’ meeting on June 21, 2007 at 5:30 p.m. (local time), at Landmark National Bank’s offices, located at 937 Lomas Santa Fe Drive, Solana Beach, California 92075. At the annual shareholders’ meeting you will be asked to consider and vote on the approval of the merger agreement, the election of directors and any other matters that may properly come before the meeting.

Record Date; Stock Entitled to Vote; Quorum

Only holders of record of Landmark National Bank common stock at the close of business on May 2, 2007, the record date for Landmark National Bank’s annual shareholders’ meeting, are entitled to receive notice of and to vote at the annual shareholders’ meeting. On the record date, Landmark National Bank had 1,917,448 shares of its common stock issued, outstanding and eligible to vote at the annual shareholders’ meeting. A majority of the shares of Landmark National Bank common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at the annual shareholders’ meeting in order for a quorum to be present for purposes of transacting business. In the event that a quorum is not present, it is expected that the annual shareholders’ meeting will be adjourned or postponed to solicit additional proxies.

Number of Votes

Each such shareholder is entitled to cast one vote for each share held in that shareholder’s name on the books of Landmark National Bank as of the record date on any matter submitted to the vote of the shareholders, except that, with respect to the election of directors, the shares shall be voted cumulatively. Cumulative voting enables a shareholder to give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of shares being voted by such shareholder or to distribute his or her votes on the same principle among two or more nominees as he or she sees fit. The proxy holders are given, under the terms of proxy, discretionary authority to cumulate votes represented by shares for which they are named proxy.

Votes Required

Approval of the merger agreement and the merger requires the affirmative vote of at least two-thirds of the shares of Landmark National Bank common stock outstanding on the record date. As of the record date, Landmark National Bank’s directors and executive officers owned 348,601 shares, representing approximately 18.18%, of Landmark National Bank’s issued and outstanding shares of common stock entitled to vote.

The fourteen nominees receiving the highest number of votes will be elected to the board of directors.

Voting of Proxies

Submitting Proxies

Landmark National Bank shareholders may vote their shares in person by attending the annual shareholders’ meeting or they may vote their shares by proxy. In order to vote by proxy, Landmark National Bank shareholders must complete the enclosed proxy card, sign and date it and mail it in the enclosed postage pre-paid envelope. Alternatively, 1st Pacific Bancorp shareholders can vote their proxy card by telephone by following the instructions provided on the proxy card. Each shareholder of record will receive a control number with such shareholders proxy card that must be entered when voting by telephone and which ensures that only 1st Pacific Bancorp shareholders use this means of voting.

If a written proxy card is signed by a shareholder and returned without instructions, the shares represented by the proxy will be voted “FOR” approval of the merger and “FOR” each of the nominees for the board of directors. Landmark National Bank shareholders whose shares are held in “street name” (i.e., in the name of a broker, bank or other record holder) must either direct the record holder of their shares as to how to vote their shares or obtain a proxy from the record holder to vote at the Landmark National Bank annual shareholders’ meeting.

It is important that you follow the directions provided by your broker regarding instructions on how to vote your shares. Your failure to instruct your broker on how to vote your shares will have the same effect as voting against the proposal to approve the merger agreement and the merger.

Revoking Proxies

Landmark National Bank shareholders of record may revoke their proxies at any time before the time their proxies are voted at the Landmark National Bank annual shareholders’ meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the Corporate Secretary of Landmark National Bank, by a later-dated proxy signed and returned by mail or by attending the annual shareholders’ meeting and voting in person. Attendance at the annual shareholders’ meeting will not, in and of itself, constitute a revocation of a proxy. Instead, Landmark National Bank shareholders who wish to revoke their proxies must inform Landmark National Bank’s Corporate Secretary at the annual shareholders’ meeting, prior to the vote, that he or she wants to revoke his or her proxy and vote in person. Written notices of proxy revocations must be sent so that they will be received before the taking of the vote at Landmark National Bank’s annual shareholders’ meeting as follows:

Landmark National Bank
937 Lomas Santa Fe Drive
Solana Beach, California 92075
Attention:Corporate Secretary
Abstentions and Broker Nonvotes

The presence, in person or by properly executed proxy, of the holders of a majority of Landmark National Bank’s outstanding shares entitled to vote is necessary to constitute a quorum at the annual shareholders’ meeting. Abstentions and broker nonvotes will be counted in determining whether a quorum is present. Under the applicable rules of the National Association of Securities Dealers, Inc., brokers or members who hold shares in street name for customers who are the beneficial owners of Landmark National Bank common stock are prohibited from giving a proxy to vote those shares regarding approval of the merger and the merger agreement, in the absence of specific instructions from beneficial owners. These are referred to as  “broker nonvotes.”  Abstentions and broker nonvotes will not be counted as a vote “FOR” or “AGAINST” the merger agreement and merger at the Landmark National Bank annual shareholders’ meeting or any other matter presented at that meeting. However, abstentions and broker nonvotes will have the same effect as a vote “AGAINST” the merger agreement and merger.

Other Matters

In addition to voting for approval of the merger and election of directors, any other matters that are properly presented at the annual shareholders’ meeting will be acted upon. Landmark National Bank’s management does not presently know of any other matters to be presented at the Landmark National Bank annual shareholders’ meeting other than those set forth in this joint proxy statement-prospectus. If other matters come before the annual shareholders’ meeting, the persons named in the accompanying proxy intend to vote according to the recommendations of Landmark National Bank’s board of directors. Additional information with respect to the election of Landmark National Bank directors is set forth herein in the section entitled “LANDMARK NATIONAL BANK PROPOSAL II—ELECTION OF DIRECTORS.”

Solicitation of Proxies

Landmark National Bank’s board of directors is soliciting the proxies for the Landmark National Bank annual shareholders’ meeting. Landmark National Bank will pay for the cost of solicitation of proxies. In addition to solicitation by mail, Landmark National Bank’s directors, officers and employees may also solicit proxies from shareholders by telephone, facsimile, telegram or in person. If Landmark National Bank’s management deems it advisable, the services of individuals or companies that are not regularly employed by Landmark National Bank may be used in connection with the solicitation of proxies. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Landmark National Bank will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

Landmark National Bank shareholders who submit proxy cards should not send in any stock certificates with their proxy cards. Instructions for the surrender of stock certificates representing shares of Landmark National Bank common stock will be mailed by U.S. Stock Transfer Corporation, 1st Pacific Bancorp’s exchange agent, to former Landmark National Bank shareholders shortly after the merger is completed. Please read the section entitled “JOINT PROPOSAL I—THE MERGER—The Merger Agreement—Exchange Procedures” for additional information.

Recommendation of the Landmark National Bank Board of Directors

The Landmark National Bank board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Based on Landmark National Bank’s reasons for the merger described in this document, the 1st Pacific Bancorp board of directors believes that the merger is in the best interests of Landmark National Bank and its shareholders. Accordingly, the Landmark National Bank board of directors unanimously recommends that Landmark National Bank shareholders vote “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the annual meeting, if necessary, to solicit additional votes in favor of the merger agreement. The Landmark National Bank board of directors has also unanimously approved and recommends a vote “FOR” the election of the fourteen (14) directors described herein.

THE 1ST PACIFIC BANCORP MEETING

General

1st   Pacific Bancorp will hold an annual shareholders’ meeting on June 21, 2007 at 9:30 a.m. (local time), at the Marriott La Jolla. At the annual shareholders’ meeting you will be asked to consider and vote on the approval of the merger agreement, the election of directors and any other matters that may properly come before the meeting.

Record Date; Stock Entitled to Vote; Quorum

Only holders of record of 1st Pacific Bancorp common stock at the close of business on May 2, 2007, the record date for 1st Pacific Bancorp’s annual shareholders’ meeting, are entitled to receive notice of and to vote at the annual shareholders’ meeting. On the record date, 1st Pacific Bancorp had 3,897,932 shares of its common stock issued, outstanding and eligible to vote at the annual shareholders’ meeting. A majority of the shares of 1st Pacific Bancorp common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at the annual shareholders’ meeting in order for a quorum to be present for purposes of transacting business. In the event that a quorum is not present, it is expected that the annual shareholders’ meeting will be adjourned or postponed to solicit additional proxies.

Number of Votes

Each shareholder of record as of the record date is entitled to cast one vote for each share of common stock held on each matter to come before the meeting, except that shareholders may have cumulative voting rights with respect to the election of directors.

Cumulative voting allows a shareholder to cast a number of votes equal to the number of directors to be elected multiplied by the number of votes held in the shareholder’s name on the record date. This total number of votes may be cast for one nominee or may be distributed among as many nominees as the shareholder desires. Under California law, no shareholder can cumulate votes unless, prior to voting at the meeting, such shareholder has given notice of his or her intention to cumulate his or her votes at the meeting. If any shareholder properly gives such notice, then all shareholders may cumulate their votes for candidates in nomination. The board of directors does not, at this time, intend to give such notice or to cumulate the votes it may hold pursuant to the proxies solicited herein unless the required notice by a shareholder is given, in which event votes represented by proxies delivered pursuant to this joint proxy statement-prospectus may be cumulated at the discretion of the proxy holders, in accordance with the recommendation of the board of directors.

Votes Required

Approval of the merger agreement and the merger requires the affirmative vote of at least a majority of the shares of 1st Pacific Bancorp common stock outstanding on the record date. As of the record date, 1st Pacific Bancorp’s directors and executive officers owned 380,468 shares, representing approximately 9.8%, of 1st Pacific Bancorp’s issued and outstanding shares of common stock entitled to vote.

With respect to Proposal 2, the seven nominees receiving the highest number of votes will be elected.

The approval of the 1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan  requires a “FOR” vote from a majority of the votes cast.

Voting of Proxies

Submitting Proxies

1st Pacific Bancorp shareholders may vote their shares in person by attending the annual shareholders’ meeting or they may vote their shares by proxy. In order to vote by proxy, 1st Pacific Bancorp shareholders must complete the enclosed proxy card, sign and date it and mail it in the enclosed postage pre-paid envelope.

If a written proxy card is signed by a shareholder and returned without instructions, the shares represented by the proxy will be voted “FOR” approval of the merger. 1st Pacific Bancorp shareholders whose shares are held in “street name” (i.e., in the name of a broker, bank or other record holder) must either direct the record holder of their shares as to how to vote their shares or obtain a proxy from the record holder to vote at the 1st Pacific Bancorp annual shareholders’ meeting.

It is important that you follow the directions provided by your broker regarding instructions on how to vote your shares. Your failure to instruct your broker on how to vote your shares will have the same effect as voting against the proposal to approve the merger agreement and the merger.

Revoking Proxies

1st Pacific Bancorp shareholders of record may revoke their proxies at any time before the time their proxies are voted at the 1st Pacific Bancorp annual shareholders’ meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the Corporate Secretary of 1st Pacific Bancorp, by a later-dated proxy signed and returned by mail or by attending the annual shareholders’ meeting and voting in person. Attendance at the annual shareholders’ meeting will not, in and of itself, constitute a revocation of a proxy. Instead, 1st Pacific Bancorp shareholders who wish to revoke their proxies must inform 1st Pacific Bancorp’s Corporate Secretary at the annual shareholders’ meeting, prior to the vote, that he or she wants to revoke his or her proxy and vote in person. Written notices of proxy revocations must be sent so that they will be received before the taking of the vote at 1st Pacific Bancorp’s annual shareholders’ meeting as follows:

1st Pacific Bancorp
4275 Executive Square, Suite 650
La Jolla, California 92037
Attention:Corporate Secretary
Abstentions and Broker Nonvotes

The presence, in person or by properly executed proxy, of the holders of a majority of 1st Pacific Bancorp’s outstanding shares entitled to vote is necessary to constitute a quorum at the annual shareholders’ meeting. Abstentions and broker nonvotes will be counted in determining whether a quorum is present. Under the applicable rules of the National Association of Securities Dealers, Inc., brokers or members who hold shares in street name for customers who are the beneficial owners of 1st Pacific

Bancorp common stock are prohibited from giving a proxy to vote those shares regarding approval of the merger and the merger agreement, in the absence of specific instructions from beneficial owners. These are referred to as  “broker nonvotes.”  Abstentions and broker nonvotes will not be counted as a vote “FOR” or “AGAINST” the merger agreement and merger at the 1st Pacific Bancorp annual shareholders’ meeting or any other matter presented at that meeting. However, abstentions and broker nonvotes will have the same effect as a vote “AGAINST” the merger agreement and merger.

Other Matters

In addition to voting for approval of the merger, 1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan, and election of directors, any other matters that are properly presented at the annual shareholders’ meeting will be acted upon. 1st Pacific Bancorp’s management does not presently know of any other matters to be presented at the 1st Pacific Bancorp annual shareholders’ meeting other than those set forth in this joint proxy statement-prospectus. If other matters come before the annual shareholders’ meeting, the persons named in the accompanying proxy intend to vote according to the recommendations of 1st Pacific Bancorp’s board of directors. Additional information with respect to (i) the election of 1st Pacific Bancorp directors is set forth herein in the section entitled “1ST PACIFIC BANCORP PROPOSAL II—ELECTION OF DIRECTORS”, (ii) the approval of the 1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan  is set forth herein in the section entitled “1ST PACIFIC BANCORP PROPOSAL III—APPROVAL OF OMNIBUS PLAN.”

Solicitation of Proxies

1st Pacific Bancorp’s board of directors is soliciting the proxies for the 1st Pacific Bancorp annual shareholders’ meeting. 1st Pacific Bancorp will pay for the cost of solicitation of proxies. In addition to solicitation by mail, 1st Pacific Bancorp’s directors, officers and employees may also solicit proxies from shareholders by telephone, facsimile, telegram or in person. If 1st Pacific Bancorp’s management deems it advisable, the services of individuals or companies that are not regularly employed by 1st Pacific Bancorp may be used in connection with the solicitation of proxies. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. 1st Pacific Bancorp will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

Recommendation of the 1st Pacific Bancorp Board of Directors

The 1st Pacific Bancorp board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Based on 1st Pacific Bancorp’s reasons for the merger described in this document, the 1st Pacific Bancorp board of directors believes that the merger is in the best interests of 1st Pacific Bancorp and its shareholders. Accordingly, the 1st Pacific Bancorp board of directors unanimously recommends that 1st Pacific Bancorp shareholders vote “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the annual meeting, if necessary, to solicit additional votes in favor of the merger agreement. The 1st Pacific Bancorp board of directors has also unanimously approved and recommends a vote “FOR” the election of the seven (7) directors described herein,  and “FOR” the approval of the 1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan.

JOINT PROPOSAL I—THE MERGER

This section describes certain aspects of the proposed merger of Landmark National Bank with and into 1st Pacific Bank of California, a wholly-owned subsidiary of 1st Pacific Bancorp (1st Pacific Bancorp and 1st Pacific Bank of California are sometimes collectively referred to herein as “1st Pacific Bancorp”). Because this is a summary, it does not contain all the information that may be important to you. You should read this entire joint proxy statement-prospectus, including the appendices. A copy of the Agreement and Plan of Reorganization and Merger dated February 22, 2007 (“merger agreement”) is attached as Appendix A to this joint proxy statement-prospectus and is incorporated by reference herein. The following discussion, and the discussion under the subsection entitled “The Merger Agreement,” describes important aspects of the merger and the material terms of the merger agreement. These descriptions are qualified by reference to Appendix A.

Background of the Merger

Since the formation of 1st Pacific Bank of California in 2000, its board of directors has considered various alternative growth strategies. In 2005 and 2006 the board consulted with  Sandler O’Neill & Partners, L.P. regarding potential strategic growth strategies and opportunities to increase shareholder value.

Landmark National Bank’s board of directors had been approached by several institutions interested in potential transactions in 2005 and early 2006, but after its merger with Legacy Bank, N.A. in 2005, focused on integrating the operations of that bank with its own and growing its independent franchise. However, in the latter part of 2006, the board of directors decided to at least consider other strategic alternatives for maximizing shareholder value.

The board of directors of Landmark National Bank retained the services of The Findley Group, an entity affiliated with Gary Steven Findley & Associates, Landmark National Bank’s counsel in connection with its acquisition of Legacy Bank, N.A., in order to disseminate information out to prospective acquirers of Landmark National Bank. Gary Steven Findley, a principal of Gary Steven Findley & Associates, has served as an investment banker for a number of merger transactions involving commercial banking institutions through his firm The Findley Group and was familiar with the financial institutions who would have interest in possibly acquiring Landmark National Bank.

In early 2006, 1st Pacific Bank of California’s mergers and acquisitions committee (the “MAC”), consisting of Dr. James G. Knight, Ms. Susan Lew, and Mr. A. Vincent Siciliano, met with some of the Landmark National Bank directors to become better acquainted. In that meeting they asked the Landmark National Bank directors if they would have an interest in a potential sale. Following the meeting Mr. Schmid called Dr. Knight and informed him that Landmark National Bank intended to continue as a stand-alone bank.

Between these initial contacts and October 2006, there were a number of factors that led to Landmark National Bank not achieving the growth that had been anticipated. These included increased competition in the targeted marketplace, continued inability to fund large transactions due to the lending limits, and increased regulatory burdens. Additionally, the planned retirement of Landmark National Bank’s chief financial officer and initial meetings with agencies and candidates to fill that position resulted in the increased appeal of the cost savings and efficiencies of a merged entity.

In late October 2006, Mr. Schmid called Dr. Knight and told Dr. Knight Landmark National Bank might be interested in a transaction and he proposed a preliminary meeting. On October 25, 2006, Dr. Knight and Mr. Siciliano met for breakfast with Mr. Schmid and Mr. Mandelbaum. At that meeting Mr. Schmid and Mr. Mandelbaum indicated interest in a transaction involving primarily stock, but cash as well. They said that they would be meeting with their board of directors that afternoon and the parties agreed that if they were to move forward both institutions would enter into a confidentiality agreement and exchange financial information.

On the afternoon of October 25, 2006, the board of directors of Landmark National Bank met and authorized a special committee of Mr. Schmid, Mr. Benstead and Mr. Carlson, to proceed with preliminary discussions and to exchange information under the terms of a confidentiality agreement. At the same time, Dr. Knight reported the results of the breakfast meeting to the full board of directors of 1st Pacific Bank of California.

There were multiple discussions among representatives of both institutions over the next several days, although none of them involved price or term proposals.  A confidentiality agreement was ultimately entered into, and internal financial and other information was exchanged.  1st Pacific Bank of California asked Sandler O’Neill & Partners, L.P. to assist in the financial modeling and negotiation of the transaction, and engaged Luce Forward Hamilton & Scripps LLP as legal counsel.  Sandler O’Neill & Partners, L.P. is an investment banking firm which has previously advised 1st Pacific Bank of California on a variety of competitive and financial matters and from time to time had advised the board of directors regarding market valuations in general, and 1st Pacific Bank of California’s market value in particular.

On November 7, 2006, Dr. Knight signed and sent a non-binding expression of interest letter proposing a merger of the two banks, with Landmark National Bank shareholders to receive 1,068,451 shares and cash of $6,868,613, equating to a value of $12.00 per share, payable 70% in stock and 30% in cash based on the then price of 1st Pacific Bank of California stock.  The letter also proposed that two members of the Landmark National Bank board of directors join the 1st Pacific Bank of California board of directors following the closing, proposed a break-up fee of $850,000 payable by Landmark National Bank if it accepted a superior offer, and two years of continued directors and officers insurance coverage for the directors of Landmark National Bank.

On November 15, 2006, this proposal was declined in a counter proposal from Landmark National Bank sent to Dr. Knight by Mr. Schmid seeking 1,150,468 shares and cash of $7,669,792, then valued at $13.00 per share.  That counter proposal also sought three seats on the 1st Pacific Bank of California board of directors, four years of directors and officers insurance coverage and a reciprocal break-up fee of $850,000 if 1st Pacific Bank of California entered into another merger transaction that prevented its closing the transaction with Landmark National Bank.

The 1st Pacific Bank of California board of directors reviewed the counter proposal at its regularly scheduled meeting on November 16, 2006.  The board agreed to the proposed break-up fee, and that it would provide three years of directors and officers tail insurance.  However, the board did not agree to the increased consideration or to adding three members to the 1st Pacific Bank of California board rather than two.  A new non-binding expression of interest to this effect was sent by Dr. Knight to Mr. Schmid on November 30, 2006.

On December 8, 2006, Mr. Schmid sent Dr. Knight a counter proposal seeking increased consideration of 1,000,000 shares and $9,926,824 in cash, which he characterized as representing a $13.00 per share price based on a $15.00 market value of 1st Pacific Bank of California stock.  That counter proposal also sought three seats on the 1st Pacific Bank of California’s board of directors and four years of directors and officers insurance coverage.  1st Pacific Bank of California’s board of directors discussed the counter proposal, and instructed Dr. Knight to inform Mr. Schmid that they appreciated Landmark National Bank’s interest in a potential transaction, but that discussions would cease, and Dr. Knight did so.

There were no further communications between the parties until January 2007. During the interim, Landmark National Bank had preliminary discussions with other potential strategic transaction partners, but for various reasons none of these progressed satisfactorily.

In January 2007 Mr. Christopher S. McKellar called Mr. Siciliano to inquire as to why negotiations had ceased. This was followed by a call from Mr. Schmid to Dr. Knight shortly thereafter to see if there were any interest on the part of 1st Pacific Bank of California in renewing discussions of a transaction. They agreed that 1st Pacific Bank of California would make another non-binding proposal, but that it would reflect changes in the market price for 1st Pacific Bank of California stock and evaluation of the end of the year financial statements of both parties.

Both boards of directors approved this approach. The parties exchanged additional information. On January 18, 2007, the boards of directors of 1st Pacific Bank of California and 1st Pacific Bancorp (which are identical) met with representatives of Luce Forward Hamilton & Scripps LLP and Sandler O’Neill & Partners, L.P. to review the status of negotiations and the parameters of a new proposal. The boards authorized the MAC to prepare a new proposal.

On January 22, 2007 Dr. Knight sent a new non-binding proposal to Mr. Schmid.  This proposal contemplated 965,914 shares of stock and $8,321,731 in cash, a mix of approximately 65% stock and 35% cash with a value of $12.40 per Landmark National Bank share based on a $16.00 trading price for 1st Pacific Bancorp stock, and was otherwise similar to 1st Pacific Bank of California’s previous proposal.  Additional discussions among the parties and their advisors and counsel ensued.

On January 31, 2007, Dr. Knight, Ms. Lew and Mr. Logan met with Mr. Schmid, Mr. Benstead and Mr. Carlson to negotiate remaining issues and the consideration. In these discussions, Landmark sought 973,704 shares of common stock and $8,388,835 in cash with a value of $12.50 per share of Landmark National Bank stock, based upon a $16.00 trading price for 1st Pacific Bancorp stock  and asked for a third representative on the board of directors of 1st Pacific Bancorp. 1st Pacific Bancorp reasserted its $12.40 price, but then agreed with the Landmark National Bank representatives to split the difference at $12.45 and 1st Pacific Bancorp agreed that it would consider a third addition from Landmark’s board of directors in its discretion.

On February 4, 2007, 1st Pacific Bancorp and 1st Pacific Bank of California delivered to Landmark National Bank a new non-binding indication of interest calling for 969,778 shares and $8,355,780 in cash for the outstanding shares of Landmark National Bank.  This equated to a value of $12.45 per Landmark National Bank share based on a $16.00 trading price for 1st Pacific Bancorp stock.  This proposal indicated that 1st Pacific Bancorp would consider adding a third member of Landmark National Bank’s board of directors to its board of directors post-closing, and that the directors of Landmark National Bank would receive four years of continued director and officer insurance coverage.

On February 5, 2007, the boards of directors of both sides met and a presentation to the Landmark National Bank board of directors was made by Mr. Siciliano. Following that joint meeting, the Landmark National Bank board of directors met and authorized Mr. Schmid to sign the non-binding indication of interest, and he did so.

After that time, the parties conducted due diligence and commenced negotiation of the merger agreement. During the negotiations, Landmark National Bank insisted on provisions that would enable Landmark National Bank to terminate the transaction without penalty if the trading price of 1st Pacific Bancorp stock were to fall below an acceptable level. 1st Pacific Bancorp agreed to such a provision provided that it received an equivalent right should its trading price rise above a level acceptable to it. These principles are embodied in the final version of the merger agreement.

During these negotiations, Landmark National Bank’s board of directors retained The Findley Group and also Howe Barnes Hoefer & Arnett, both reputable investment banking firms that have experience in the valuation of California commercial banking institutions, to issue a fairness opinion concerning the consideration to be received by Landmark National Bank’s shareholders. On February 22, 2007, the Landmark National Bank board of directors deliberated at length concerning the transaction and unanimously approved the merger agreement and related transactions.

The merger agreement and all related agreements, were reviewed by the boards of directors of 1st Pacific Bancorp and 1st Pacific Bank of California at a joint board meeting on February 22, 2007. Representatives of both Luce Forward Hamilton & Scripps LLP and Sandler O’Neill & Partners, L.P. were present and participated in the meeting. At the conclusion of the meeting, the boards of directors unanimously approved the merger agreement and related transactions.

At that date the merger agreement was entered into by 1st Pacific Bancorp, 1st Pacific Bank of California and Landmark National Bank.

Landmark National Bank Reasons for the Merger

Landmark National Bank, based in Solana Beach, California, has conducted general banking operations serving individuals and small- to medium-sized businesses since August 26, 2002. In serving individuals and small businesses, Landmark National Bank has focused on a community-based approach to banking. Landmark National Bank for the first 3 years through December 31, 2005 did not achieve profitability and incurred a net loss. During 2006, through the first nine months of operations Landmark National Bank has achieved net income of $258,930 but as of September 30, 2006 the shareholders’ equity showed a negative undivided profit of $5,728,930 and the book value per share of Landmark National Bank was $6.40 per share.

The Landmark National Bank board of directors reviewed the merger agreement and related documents, its strategic alternatives, the competitive banking environment in California, and the prospects for Landmark National Bank if it remained independent. At its meeting on February 22, 2007, The Findley Group discussed with the Landmark National Bank board of directors its analysis of the merger and delivered to the Landmark National Bank board of directors its opinion that the consideration to be received in the merger was fair to the Landmark National Bank shareholders from a financial point of view. The Findley Group also reported its discussions with Howe Barnes Hoefer & Arnett and their opinion that the consideration to be received in the merger was fair to the Landmark National Bank shareholders from a financial point of view. Thereafter, the Landmark National Bank board of directors unanimously approved, and authorized the execution of the merger agreement.

The terms of the merger agreement, including the consideration to be paid to Landmark National Bank shareholders, were the result of arms length negotiations. In evaluating the proposal to merge with 1st Pacific Bancorp, the Landmark National Bank board of directors considered a number of factors at meetings of its board of directors in December 2006 and  January and February 2007, including the following:

•       information concerning the financial performance and condition, business operations, capital levels, asset quality, loan portfolio breakdown, and prospects of 1st Pacific Bancorp, including the stability of 1st Pacific Bancorp’s management team and the upward performance trend;

•       the structure of the transaction, including the fact that the options and warrants of Landmark National Bank would be paid out in cash at the difference between $12.45 per share and the exercise price of the options/ warrants or be allowed to exercise within a ninety day period after the shareholder meeting, in the case of the options, or throughout the remaining term of the warrants, and converted into shares of the common stock of 1st Pacific Bancorp;

•       the terms of the merger agreement and other documents to be executed in connection with the merger, including the premium over book value and the fact that Landmark National Bank had only reached profitability in 2006 but still had a large negative undivided profits;

•       the presentation of The Findley Group and the opinions of The Findley Group and of Howe Barnes Hoefer & Arnett that the merger is fair to the shareholders of Landmark National Bank from a financial point of view;

•       the prices paid and the terms of other recent comparable combinations of banks and bank holding companies;

•       the Landmark National Bank board of directors’ review with its legal and financial advisors of alternatives to the merger, the range of possible values to Landmark National Bank shareholders obtainable through implementation of alternatives and the timing and likelihood of the same;

•       the current and prospective economic environment and increasing regulatory and competitive burdens and constraints facing community banks;

•       the advantages of being part of a larger entity, including the potential for operating efficiencies, the effect of a higher lending limit with respect to Landmark National Bank’s customers, and the generally higher trading multiples of larger financial institutions;

•       the business strategies, the strength and depth of management of the combined entity and the extent of their interest in continuing Landmark National Bank’s business relationships in San Diego County;

•       the ability of a larger institution to compete in the banking environment and to leverage overhead costs;

•       the anticipated positive effect of the merger on existing shareholders, employees, officers and customers of Landmark National Bank as Landmark National Bank’s offices will remain open, staff elimination will be kept to a minimum, and remaining staff will receive a strong benefits program;

•       information concerning the ability of Landmark National Bank and 1st Pacific Bancorp to achieve operating efficiencies;

•       the anticipated impact on the communities served by Landmark National Bank and 1st Pacific Bancorp in the merger, and the increased ability to serve the communities through the larger branch network;

•       the consolidation that has occurred during the past few years in the banking industry and increased competition from larger banks in California;

•       the value of the consideration offered by 1st Pacific Bancorp compared to the value of the consideration offered in other similar acquisitions of financial institutions in California in 2005-2006 and the prospects for enhanced value of the combined entity in the future;

•       the tax-free nature of the 1st Pacific Bancorp offer relating to the shares being offered;

•       the quality of the 1st Pacific Bancorp common stock to be issued in the merger to the Landmark National Bank shareholders and the liquidity of the 1st Pacific Bancorp common stock; and

•       the prospect for Landmark National Bank on a stand alone basis and on the basis of alternative stand alone strategies, such as dividends, share repurchases, restructurings and growth through acquisitions.

In addition to the advantages, discussed in the previous paragraph, of a merger with a larger financial institution, the board of directors and management of Landmark National Bank also discussed the various risks of combining with 1st Pacific Bancorp, including:

•       the disadvantages of being part of a larger entity, including the potential for decreased customer service; and

•       the integration of Landmark National Bank and 1st Pacific Bancorp may divert the combined entities’ management from other activities.

However, after weighing the advantages and disadvantages of a merger with 1st Pacific Bancorp, the Landmark National Bank board of directors determined that the advantages clearly outweighed the disadvantages. For example,

•       the substantially larger lending limits of the combined entity will better serve customers and prospective customers of Landmark National Bank;

•       the prospects of the combined entity are substantially greater than the prospects of Landmark National Bank on a stand alone basis;

•       the liquidity of the 1st Pacific Bancorp stock to be received by the Landmark National Bank shareholders is expected to be greater than the current liquidity of Landmark National Bank stock; and

•       the likelihood that Landmark National Bank’s financial performance would continue to be challenged by competition in its marketplace and the economic climate.

The foregoing discussion of the information and factors considered by the Landmark National Bank board of directors is not intended to be exhaustive, but constitutes the material factors considered by the Landmark National Bank board of directors. In reaching its determination to approve and recommend the principal terms of the merger, the Landmark National Bank board of directors did not assign relative or specific weights to the foregoing factors and individual directors may have weighed such factors differently.

Financial Projections.   Before the merger agreement was executed by the parties, 1st Pacific Bancorp provided to Landmark National Bank a copy of 1st Pacific Bancorp’s internal financial projections for 2007-2011. These financial projections were not prepared with a view toward public disclosure or compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for prospective financial information, or generally accepted accounting principles. The financial projections provided to Landmark National Bank have not subsequently been revised or updated since the merger agreement was executed. 1st Pacific Bancorp’s independent auditor did not examine or express any conclusion or provide any form of assurance with respect to the financial projections.

The financial projections described below are forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from such estimates and should be read with caution. Although presented with numerical specificity, these estimates are based upon a variety of assumptions made by 1st Pacific Bancorp’s management with respect to, among other things: industry performance; general economic, market, interest rate, and financial conditions; operating and other revenues; and expenses, effective tax rates, capital expenditures, working capital, and other matters. None of the assumptions may be realized, and as historical performance suggests, they are inherently subject to significant business, economic, and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of 1st Pacific Bancorp.

For these reasons, the description of the financial projections in this joint proxy-statement/prospectus should not be regarded as an indication that they are an accurate prediction of future events, and they should not be relied on as such. No one has made, or makes, any representation regarding these estimates and, except as may be required by applicable securities laws, 1st Pacific Bancorp does not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even if any or all of the assumptions are shown to be in error.

The financial projections provided to Landmark National Bank projected (i) 1st Pacific Bancorp’s profit after taxes to be approximately $3,857,000, $4,630,000, $5,878,000, $7,064,000 and $8,492,000 for the fiscal years 2007, 2008, 2009, 2010 and 2011, respectively, and (ii)  1st Pacific Bancorp’s earnings per share to be approximately $1.00, $1.20, $1.52, $1.83 and $2.20 for the fiscal years 2007, 2008, 2009, 2010 and 2011, respectively.

For reasons set forth above, the Landmark National Bank board of directors has unanimously approved the merger agreement as being in the best interest of Landmark National Bank and its shareholders and unanimously recommends that the Landmark National Bank shareholders approve the principal terms of the merger.

1st Pacific Bancorp Reasons for the Merger

The board of directors of 1st Pacific Bancorp considered the merger agreement and, on February 22, 2007, determined it to be fair, and in the best interests of 1st Pacific Bancorp and its shareholders, customers and employees. In reaching its determination, the 1st Pacific Bancorp board of directors consulted with 1st Pacific Bancorp management, as well as its financial and legal advisors regarding the financial fairness of the consideration to be provided to shareholders of Landmark National Bank in connection with the merger.

The 1st Pacific Bancorp board of directors considered a number of factors, at its meetings and in informal discussions between November 2006 and February 22, 2007. The following are the material factors considered by the board, to which it did not assign any particular weights:

•       1st Pacific Bancorp’s strategic alternatives, the competitive banking environment in California, and the prospects for 1st Pacific Bank of California if it remained independent without completing the transaction with Landmark National Bank;

•       The 1st Pacific Bancorp board of directors’ review of Landmark National Bank’s business, operations, branch network, financial condition and earnings on a historical and prospective basis;

•       The 1st Pacific Bancorp board of directors’ knowledge and review, based in part on presentations by its financial advisor and 1st Pacific Bancorp’ management, of: (i) the business, operations, financial condition and earnings of Landmark National Bank on an historical and prospective basis and of the combined company on a pro forma basis; and (ii) the potential for increased earnings for 1st Pacific Bancorp shareholders as shareholders of the combined company;

•       The presentation of Sandler O’Neill & Partners, L.P. to the 1st Pacific Bancorp and 1st Pacific Bank of California boards of directors on February 22, 2007 and the opinion of Sandler O’Neill & Partners, L.P. rendered on February 22, 2007, that, as of such date and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the merger consideration was fair from a financial point of view to 1st Pacific Bancorp;

•       The terms of the merger agreement and general structure of the merger;

•       The exchange ratio in cash and stock to be paid to Landmark National Bank shareholders in relation to the market value, book value and earnings per share of Landmark National Bank common stock;

•       The exchange ratio in cash and stock to be paid to Landmark National Bank shareholders in relation to the market value, book value and earnings per share of 1st Pacific Bancorp common stock;

•       The need for and availability of additional cash financing to complete the merger and the prospective effect of such financing on the financial condition and results of operations of 1st Pacific Bancorp and 1st Pacific Bank of California;

•       The general impact that the merger could be expected to have on the constituencies serviced by 1st Pacific Bancorp, including its customers, employees and communities, and the skills of the employees of Landmark National Bank that it would intend to retain;

•       The added convenience of access to Landmark National Bank’s branch system, and the fact that the branch networks of the two banks are complementary and would enhance 1st Pacific Bank of California’s presence in San Diego County’s northern coastal communities;

•       The expectation that the merger will be tax-free for federal income tax purposes to 1st Pacific Bancorp;

•       The similar business philosophies of 1st Pacific Bancorp and Landmark National Bank.

•       The prospect of higher lending limits as a result of the increased size of the combined institution, enhancing the competitiveness of 1st Pacific Bank of California; and

•       The prospect of operating efficiencies of a combined institution.

In addition to taking into account the foregoing factors, 1st Pacific Bancorp’s board of directors also considered the following potentially negative factors in reaching its decision to approve the merger agreement:

•                    The possibility that the integration of Landmark National Bank and 1st Pacific Bank of California might divert the combined entities’ management from other activities;

•                    The possibility that 1st Pacific Bancorp would be unable to effectively integrate the two institutions or that 1st Pacific Bank of California would not be able to realize the cost savings that it has projected;

•                    The possible negative effect of the public announcement and consummation of the merger on the continuing commitment of those employees of Landmark National Bank that 1st Pacific Bank of California would like to retain following the merger; and

•                    The possible negative effect of the merger on customer retention of both 1st Pacific Bank of California and Landmark National Bank.

Financial Projections.   Before the merger agreement was executed by the parties, Landmark National Bank provided to 1st Pacific Bancorp a copy of Landmark National Bank’s internal financial projections for 2007-2011. These financial projections were not prepared with a view toward public disclosure or compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for prospective financial information, or generally accepted accounting principles. The financial projections provided to 1st Pacific Bancorp have not subsequently been revised or updated since the merger agreement was executed. Landmark National Bank’s independent auditor did not examine or express any conclusion or provide any form of assurance with respect to the financial projections.

The financial projections described below are forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from such estimates and should be read with caution. Although presented with numerical specificity, these estimates are based upon a variety of assumptions made by Landmark National Bank’s management with respect to, among other things: industry performance; general economic, market, interest rate, and financial conditions; operating and other revenues; and expenses, effective tax rates, capital expenditures, working capital, and other matters. None of the assumptions may be realized, and as historical performance suggests, they are inherently subject to significant business, economic, and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Landmark National Bank.

For these reasons, the description of the financial projections in this joint proxy-statement/prospectus should not be regarded as an indication that they are an accurate prediction of future events, and they should not be relied on as such. No one has made, or makes, any representation regarding these estimates and, except as may be required by applicable securities laws, Landmark National Bank does not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even if any or all of the assumptions are shown to be in error.

The financial projections provided to 1st Pacific Bancorp projected (i) Landmark National Bank’s profit after taxes to be approximately $1,447,000, $1,758,000, $1,650,000, $1,835,000 and $2,393,000 for the fiscal years 2007, 2008, 2009, 2010 and 2011, respectively, and (ii)  Landmark National Bank’s earnings per share to be approximately $0.75, $0.90, $0.86, $0.96 and $1.25 for the fiscal years 2007, 2008, 2009, 2010 and 2011, respectively.

For reasons set forth above, the 1st Pacific Bancorp board of directors has unanimously approved the merger agreement as being in the best interest of 1st Pacific Bancorp and its shareholders and unanimously recommends that the 1st Pacific Bancorp shareholders approve the principal terms of the merger.

Structure of the Merger

The merger agreement provides that Landmark National Bank will merge with 1st Pacific Bank of California, 1st Pacific Bancorp’s subsidiary. As a result of the merger, 1st Pacific Bank of California will be the surviving bank and will operate under the name “1st Pacific Bank of California.”  Each share of Landmark National Bank common stock issued and outstanding, other than shares with respect to which dissenters’ rights have been perfected, will be converted into either (i) 0.778125 shares of 1st Pacific Bancorp’s common stock, subject to adjustment as described herein in the sub-section below entitled “Calculation of Merger Consideration to be Paid to Landmark National Bank Shareholders”, and/or (ii) $12.45 in cash, at the election of the holder of such share of Landmark National Bank common stock, provided that the resulting mix of consideration is such that approximately 65 percent of the shares of Landmark National Bank common stock are converted into 1st Pacific Bancorp’s common stock and 35 percent of the shares of Landmark National Bank common stock are exchanged for cash. Each share of 1st Pacific Bancorp’s common stock outstanding will remain outstanding after the merger. Please read the sections entitled “JOINT PROPOSAL I—THE MERGER—Calculation of Consideration to be Paid to Landmark National Bank Shareholders”, “-Dissenters’ Rights of Landmark National Bank’s Shareholders”, and “-Dissenters’ Rights of 1st Pacific Bancorp’s Shareholders” for additional information.

Calculation of Consideration to be Paid to Landmark National Bank Shareholders

When the merger is completed, as long as the average closing sales price for 1st Pacific Bancorp’s common stock during the twenty (20) trading days on which at least four hundred (400) shares of 1st Pacific Bancorp’s common stock actually traded, preceding the fifth business day prior to the effective date of the merger (the “Trading Price”) is no less than $13.25 and no greater than $18.75 per share, Landmark National Bank shareholders will have the right to exchange each share of Landmark National Bank common stock they own for either (i) 0.778125 shares of 1st Pacific Bancorp’s common stock, or (ii) $12.45 in cash, at the election of the holder of such share of Landmark National Bank common stock, provided that the resulting mix of consideration is such that approximately 65 percent of the shares of Landmark National Bank common stock are converted into 1st Pacific Bancorp’s common stock and 35 percent of the shares of Landmark National Bank common stock are exchanged for cash.

Possible Adjustment to the Merger Consideration

Landmark National Bank may notify 1st Pacific Bancorp of its intent to terminate the merger agreement if, prior to the effective date of the merger, (i) the Trading Price is less than $13.25, and (ii) such decrease is not proportionate relative to the average change in the NASDAQ Bank Index during the twenty (20) trading days on which at least four hundred (400) shares of 1st Pacific Bancorp’s common stock actually traded, preceding the fifth business day prior to the effective date of the merger.

If Landmark National Bank’s board of directors gives notice of its intent to terminate the merger agreement due to a decline in 1st Pacific Bancorp’s stock price, 1st Pacific Bancorp’s board of directors may elect to:

•       increase the total number of shares of 1st Pacific Bancorp’s common stock to be issued to Landmark National Bank shareholders in the merger by adjusting the exchange ratio such that the exchange shall equal the lesser of (i) the number derived by multiplying the unadjusted exchange ratio times the quotient obtained by dividing 13.25 by the Trading Price, or (ii) the number derived by multiplying (A) the quotient obtained by dividing the average reported closing NASDAQ Bank Index during the twenty (20) trading days on which at least four hundred (400) shares of 1st Pacific Bancorp’s common stock actually traded, preceding the fifth business day prior to the effective date of the merger, by 3421.91 and subtracting .15 from the quotient, times (B) 16.00, times (C) the unadjusted exchange ratio, divided by (D) the Trading Price; or

•       accept the termination notice from Landmark National Bank.

1st Pacific Bancorp may notify Landmark National Bank of its intent to terminate the merger agreement if, prior to the effective date of the merger, (i) the Trading Price is more than $18.75, and (ii) such increase is not proportionate relative to the average change in the NASDAQ Bank Index during the twenty (20) trading days on which at least four hundred (400) shares of 1st Pacific Bancorp’s common stock actually traded, preceding the fifth business day prior to the effective date of the merger.

If 1st Pacific Bancorp’s board of directors gives notice of its intent to terminate the merger agreement due to a increase in 1st Pacific Bancorp’s stock price, Landmark National Bank’s board of directors may elect to:

•       decrease the total number of shares of 1st Pacific Bancorp’s common stock to be issued to Landmark National Bank shareholders in the merger by adjusting the exchange ratio such that the exchange shall equal the greater of (i) the number derived by multiplying the unadjusted exchange ratio times the quotient obtained by dividing 18.75 by the Trading Price, or (ii) the number derived by multiplying (A) the quotient obtained by dividing the average reported closing NASDAQ Bank Index during the twenty (20) trading days on which at least four hundred (400) shares of 1st Pacific Bancorp’s common stock actually traded, preceding the fifth business day prior to the effective date of the merger, by 3421.91 and subtracting .15 from the quotient, times (B) 16.00, times (C) the unadjusted exchange ratio, divided by (D) the Trading Price; or

•       accept the termination notice from 1st Pacific Bancorp.

See “JOINT PROPOSAL I—THE MERGER AGREEMENT—Termination” for additional information regarding the effect of termination of the merger agreement.

Changes to Common Stock Prior to the Effective Date

Both 1st Pacific Bancorp and Landmark National Bank have agreed that during the period of time between the date of the merger agreement and the date on which the merger becomes effective, neither will (a) declare or pay any dividend or make any other distribution in respect of any of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (c) repurchase or otherwise acquire any shares of its capital stock.

Fractional Shares

No fractional shares of 1st Pacific Bancorp’s common stock shall be issued in the merger and, in lieu thereof, each holder of Landmark National Bank common stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (calculated to eight places) obtained by multiplying such fractional share interest by $12.45.

Election Procedures

In order to make a valid election as to receive cash or 1st Pacific Bancorp stock in exchange for Landmark National Bank stock, a Landmark National Bank shareholder must complete a form transmittal letter that will be mailed to 1st Pacific Bancorp’s exchange agent, U.S. Stock Transfer Corporation, at least by 5:00 p.m. (PST) on the 30th day following the day on which the election form and other appropriate and customary transmittal materials are mailed to each record holder of Landmark National Bank common stock as of date the merger becomes effective. Such transmittal letter will allow holders of Landmark National Bank stock to select either shares of 1st Pacific Bancorp common stock, cash or a combination of the foregoing. PLEASE RETAIN THIS JOINT PROXY STATEMENT—PROSPECTUS, SINCE IT WILL BE OF ASSISTANCE IN MAKING YOUR ELECTION. If you do not make a valid and timely election, you will receive whatever form of consideration (1st Pacific Bancorp common shares or cash) as may be necessary to satisfy the proration provisions discussed below.

A valid election will be properly made and effective only if the exchange agent actually receives a properly completed letter of transmittal by 5:00 p.m. (PST) on or before the 30th day after the letter of transmittal is first mailed. A letter of transmittal will be deemed properly completed only if an election is indicated for each share of Landmark National Bank common stock and accompanied by one or more certificates, or customary affidavits and indemnity for lost certificates, representing all shares of Landmark National Bank common stock covered by such letter of transmittal. An election may be revoked or changed at any time prior to the election deadline.

LANDMARK NATIONAL BANK SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE ELECTION FORMS AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

By the terms of the merger agreement, approximately 65 percent of the Landmark National Bank shares of stock must be exchanged for 1st Pacific Bancorp stock and 35 percent of the Landmark National Bank shares of stock must be exchanged for cash, subject to adjustment (as more fully described in the section entitled “JOINT PROPOSAL I—THE MERGER—Calculation of Consideration to be Paid to Landmark National Bank Shareholders—Possible Adjustment to the Merger Consideration”).

If, after taking into account all valid elections, the percentage of Landmark National Bank shares of stock being exchanged for 1st Pacific Bancorp stock or the percentage of Landmark National Bank shares of stock being exchanged for cash, do not meet the amounts required by the merger agreement, then the exchange agent will deliver the form of consideration (1st Pacific Bancorp stock or cash) that is necessary to achieve the requirements of the merger agreement, first to shareholders who failed to make a valid election and then, if necessary, to Landmark National Bank shareholders who validly elected the other form of consideration. As a result, Landmark National Bank shareholders that make a valid election could be subject to a proration process which will result in the holder receiving a different mix of consideration than originally requested.

Proration Provisions

1st Pacific Bancorp shall use its best efforts to cause the exchange agent to effect the allocation among the holders of Landmark National Bank’s common stock of rights to receive 1st Pacific Bancorp common stock or cash in the merger as follows:

(a)   If the conversion of shares of Landmark National Bank’s common stock  for which  a cash election or combination cash election shall have effectively been made would result in a number of shares of 1st Pacific Bancorp common stock  being issued that is greater than the “aggregate company share amount” (which is a defined term in the merger agreement that should be equal to approximately 65 percent of the Landmark National Bank shares of stock being exchanged), then, to the extent necessary so that the number of shares of 1st Pacific Bancorp common stock  to be issued in the merger shall be equal to the aggregate company share amount, the exchange agent shall make the following allocations and adjustments in the following order:

(i)    shares of Landmark National Bank’s common stock  for which effective cash elections or combination cash elections have been made shall be converted into the right to receive cash in an amount equal to $12.45;

(ii)   the exchange agent shall select by lot, such number of holders of Landmark National Bank shares that have not made any election, to receive the cash consideration as shall be necessary so that the shares of 1st Pacific Bancorp common stock  to be received by other holders of Landmark National Bank shares that have not made any election, when combined with the number of shares of 1st Pacific Bancorp common stock  for which stock elections or combination stock elections have been made shall be equal to the aggregate company share amount. If all Landmark National Bank shares that have not made any election are converted into the right to receive the cash consideration and the shares for which stock election and combination stock elections are still greater than the aggregate company share amount, then;

(iii)  a stock proration factor shall be determined by dividing (x) the aggregate company share amount by (y) the product of (i) the total number of shares of Landmark National Bank’s common stock  with respect to which effective stock elections and combination stock elections were made multiplied by (ii) the exchange ratio. Each holder of Landmark National Bank’s common stock  who made an effective stock election or combination stock election shall be entitled to:

(1)   the number of shares of 1st Pacific Bancorp common stock  equal to the product of (x) the exchange ratio, multiplied by (y) the number of shares of Landmark National Bank’s common stock  covered by such stock election or combination stock election, multiplied by (z) the stock proration factor; and

(2)   cash in an amount equal to the product of (x) $12.45, multiplied by (y) the number of shares Landmark National Bank’s common stock  covered by such stock election or combination stock election, multiplied by (z) one minus the stock proration factor.

(b)   If the conversion of the shares of Landmark National Bank’s common stock  for which stock elections and combination stock elections shall have effectively been made (based upon the exchange ratio) would result in a number of shares of 1st Pacific Bancorp common stock  being issued that is less than the aggregate company share amount (which shall be determined for this purpose on the assumption that all shares of Landmark National Bank’s common stock  [other than those for which stock elections or combination stock elections have been made] would be entitled to receive the cash consideration), then, to the extent necessary so that the number of shares of 1st Pacific Bancorp common stock  to be issued in the merger shall be equal to the aggregate company share amount, the exchange agent shall make the following allocations and adjustments in the following order:

(i)    each holder of Landmark National Bank’s common stock  who made an effective stock election or combination stock election shall receive the number of shares of 1st Pacific Bancorp common stock  equal to the product of the exchange ratio multiplied by the number of shares of Landmark National Bank’s common stock  covered by such stock election or combination stock election;

(ii)   the exchange agent shall select by lot, such number of holders of Landmark National Bank shares that have not made any election, to receive 1st Pacific Bancorp common stock  as shall be necessary so that the shares of 1st Pacific Bancorp common stock  to be received by those holders, when combined with the number of shares of 1st Pacific Bancorp common stock  for which a stock election or combination stock election has been made shall be equal to at least the aggregate company share amount. If all Landmark National Bank shares that have not made any election plus all shares as to which stock elections and combination stock elections have been made together are still less than the aggregate company share amount, then;

(iii)  a cash proration factor shall be determined by dividing (x) the aggregate company share amount (less the product of (i) the sum of the shares for which an effective stock election and combination stock election has been made plus all the Landmark National Bank shares that have not made any election multiplied by (ii) the exchange ratio) by (y) the product of (i) the sum of the total number of shares of Landmark National Bank’s common stock  with respect to which effective cash elections and combination cash elections were made multiplied by (ii) the exchange ratio. Each holder of Landmark National Bank’s common stock  who made an effective cash election or combination cash election shall be entitled to:

(1)   cash equal to the product of (x) $12.45, multiplied by (y) the number of shares of Landmark National Bank’s common stock  covered by such cash election or combination cash election, multiplied by (z) one minus the cash proration factor; and

(2)   the number of shares of 1st Pacific Bancorp common stock  equal to the product of (x) the exchange ratio, multiplied by (y) the number of shares of Landmark National Bank’s common stock  covered by such cash election or combination cash election, multiplied by (z) the cash proration factor.

(c)   If the aggregate number of shares of Landmark National Bank’s common stock  for which stock elections and combination stock elections shall have effectively been made would result in a number of shares of 1st Pacific Bancorp common stock  being issued that is equal to the aggregate company share amount,

(i)    the shares of Landmark National Bank’s common stock for which effective stock elections and combination stock elections have been made shall be converted into the right to receive 1st Pacific Bancorp common stock  equal to the product of the exchange ratio multiplied by the number of shares of Landmark National Bank’s common stock  covered by such stock elections and combination of stock elections;

(ii)   the shares of Landmark National Bank’s common stock  for which effective cash elections and combination cash elections have been made shall be converted into the right to receive the cash consideration; and

(iii)  the Landmark National Bank shares that have not made any election shall be converted into the right to receive the cash consideration.

(d)   If, after applying the allocation rules set forth above, the number of shares of 1st Pacific Bancorp common stock  that would be issued pursuant to the merger is less than the aggregate company share amount or more than the aggregate company share amount, 1st Pacific Bancorp shall be authorized to reallocate shares of 1st Pacific Bancorp common stock  and cash among the holders of the Landmark National Bank’s common stock  in good faith and in such a manner as 1st Pacific Bancorp reasonably determines to be fair and equitable, or to vary the number of shares of 1st Pacific Bancorp common stock  to be issued in the merger, in a manner such that the number of shares of 1st Pacific Bancorp common stock  to be issued in the merger shall be equal to the aggregate company share amount.

(e)   If any Landmark National Bank shareholders dissent from the merger, but fail to perfect such dissent, such Landmark National Bank shares shall automatically be converted into and represent the right to receive the consideration for such shares provided in the merger agreement, without interest thereon. The consideration payable for any such dissenting shares shall be payable in cash, in shares of 1st Pacific Bancorp common stock , or in such combination of cash and 1st Pacific Bancorp common stock  as shall be determined by 1st Pacific Bancorp as being necessary or appropriate to preserve the status of the merger as a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code.

Rights of Holders of Landmark National Bank Stock Certificates Prior to Surrender

From the effective date of the merger until each Landmark National Bank shareholder surrenders his or her Landmark National Bank stock certificates, he or she will not be paid dividends or other distributions declared or payable to holders of record of 1st Pacific Bancorp common stock as of any time subsequent to the effective date. Each Landmark National Bank shareholder’s rights to dividends or other distributions will be held for the benefit of the shareholder until he or she submits his or her stock certificates. No interest will be paid on dividends or distributions on the 1st Pacific common stock held for the benefit of the shareholder.

Conversion of Landmark National Bank Common Stock

Following the effective date of the merger, 1st Pacific Bancorp will deliver to the holders of Landmark National Bank stock, or cause a letter to be delivered, with instructions to tender their Landmark National Bank stock certificates to 1st Pacific Bancorp’s exchange agent. Such letter will specify that risk of loss and title to the Landmark National Bank stock certificates shall pass only upon acceptance of such stock certificates by 1st Pacific Bancorp or its exchange agent.

Certificates representing shares of Landmark National Bank common stock should not be returned at this time.   You should return your certificates when you receive transmittal materials from 1st Pacific Bancorp or its exchange agent. Upon surrender of certificates representing shares of Landmark National Bank common stock registered in your name, together with a properly completed letter of transmittal, the exchange agent will mail to you the 1st Pacific Bancorp common stock to which you are entitled.

Lost Certificates

If your stock certificate has been lost, stolen, or destroyed, before you can receive the merger consideration for the shares represented by such certificate, you must submit an affidavit that the certificate has been lost, stolen or destroyed and, if required, post a reasonable bond as indemnity against any claim that may be made against 1st Pacific Bancorp with respect to such certificate.

Material United States Federal Income Tax Consequences

General.   The following discussion is a summary of the material United States federal income tax consequences to Landmark National Bank shareholders who exchange Landmark National Bank stock for 1st Pacific Bancorp common stock pursuant to the merger. This discussion is based on the Internal Revenue Code of 1986, as amended, United States Treasury Regulations promulgated under the Internal Revenue Code, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this joint proxy statement-prospectus.

As used in this section, a “Landmark National Bank shareholder” is a citizen or resident of the United States; a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized under the laws of the United States or any State or the District of Columbia; an estate the income of which is subject to United States federal income taxation regardless of its source; or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

This discussion does not address the effects of any state, local, or non-United States tax laws. This discussion does not discuss the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger, whether or not in connection with the merger. Furthermore, this discussion relates only to Landmark National Bank shareholders who hold Landmark National Bank stock, and will hold 1st Pacific Bancorp common stock, as capital assets. The tax treatment of a Landmark National Bank shareholder may vary depending upon such shareholder’s particular situation, and certain shareholders may be subject to special rules not discussed below. Such shareholders would include, for example,  insurance companies, tax-exempt organizations, financial institutions, investment companies, broker-dealers, domestic shareholders whose “functional” currency is not the United States dollar, shareholders who hold Landmark National Bank stock as part of a hedge, straddle, constructive sale or conversion transaction, and individuals who receive 1st Pacific Bancorp stock pursuant to the exercise of employee stock options or otherwise as compensation.

You are strongly urged to consult with your tax advisor with respect to the tax consequences to you of the merger in light of your own particular circumstances, including tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Tax Consequences of the Merger.   The completion of the merger is conditioned upon the delivery, at closing of the merger, by Vavrinek, Trine, Day & Co., LLP of its opinion that the merger will constitute a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. Such opinion will be subject to certain assumptions, limitations and qualifications and will be based on the truth and accuracy of certain customary factual representations of Landmark National Bank and 1st Pacific Bancorp. Assuming the merger does qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then, subject to the limitations and qualifications referred to herein, the following material United States federal income tax consequences will result from qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code:

•       Landmark National Bank Shareholders Who Receive Only 1st Pacific Bancorp Shares. If you receive solely 1st Pacific Bancorp shares, then you will not recognize gain or loss for U.S. federal income tax purposes in the merger, except that any Landmark National Bank shareholder who receives cash proceeds in lieu of a fractional 1st Pacific Bancorp share will recognize capital gain or capital loss equal to the difference between such proceeds and the tax basis allocated to the fractional share. The tax basis of the 1st Pacific Bancorp shares (including any fractional shares deemed received and exchanged for a cash payment) received by you in exchange for your Landmark National Bank common stock will be the same as your tax basis in your Landmark National Bank common stock. Your holding period in the 1st Pacific Bancorp shares (including any fractional shares deemed received and exchanged for a cash payment) received by you will include your holding period in your Landmark National Bank common stock. Your capital gain or loss on cash proceeds received by you in lieu of a fractional 1st Pacific Bancorp share will be long-term capital gain or loss if you have held your shares of Landmark National Bank common stock for more than one year at the effective time of the merger.

•       Landmark National Bank Shareholders Who Receive Only Cash. If you exchange all of your shares of Landmark National Bank common stock for cash in the merger, you will recognize capital gain or capital loss for U.S. federal income tax purposes to the extent the amount of cash received by you in the merger (calculated on a share by share basis) exceeds or is less than your tax basis in your Landmark National Bank common stock. Your capital gain or loss will be long-term capital gain or loss if you have held your shares of Landmark National Bank common stock for more than one year at the effective time of the merger. Long-term capital gain of a non-corporate U.S. shareholder generally qualifies for a maximum regular U.S. federal income tax rate of 15 percent.

•       Landmark National Bank Shareholders Who Receive Both 1st Pacific Bancorp Shares and Cash. If you receive both 1st Pacific Bancorp shares and cash in exchange for your Landmark National Bank common stock, you will recognize gain, but not loss, for U.S. federal income tax purposes (calculated on a share by share basis) in an amount equal to the lesser of (1) the amount of cash received by you in merger or (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the 1st Pacific Bancorp shares received by you in the merger, over (b) your tax basis in your Landmark National Bank common stock. (The preceding sentence does not apply to any cash you receive in lieu of fractional 1st Pacific Bancorp shares, the tax consequences of which are discussed above under the subheading “Landmark National Bank Shareholders Who Receive Only 1st Pacific Bancorp Shares.”) Your recognized gain will be capital gain unless your receipt of cash has the effect of a distribution of a dividend, in which case your gain will be treated as ordinary dividend income to the extent of your ratable share of Landmark National Bank’s accumulated earnings and profits as calculated for U.S. federal income tax purposes. For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your Landmark National Bank common stock solely for 1st Pacific Bancorp shares and then 1st Pacific Bancorp immediately redeemed a portion of the shares for the cash that you actually received in the merger. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would receive capital gain (as opposed to dividend) treatment. In determining whether your receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Your capital gain will be long-term capital gain if your holding period for your Landmark National Bank common stock is more than one year. Long-term capital gain and certain dividend income of a non-corporate U.S. shareholder generally qualify for a maximum regular U.S. federal income tax rate of 15 percent.

•       Your aggregate tax basis in the 1st Pacific Bancorp shares received by you in the merger will equal your aggregate tax basis in your Landmark National Bank common stock, (1) reduced by (a) the portion of your tax basis in your Landmark National Bank common stock that is allocable to a fractional share of 1st Pacific Bancorp common stock for which cash is received and (b) the amount of cash received by you in the merger, and (2) increased by the amount of gain (including any portion of such gain that is treated as a dividend as described above), if any, recognized by  you in the merger (other than any gain recognized upon your receipt of cash in lieu of a fractional 1st Pacific Bancorp share). Your holding period for the 1st Pacific Bancorp shares received by you in the merger will include your holding period for your Landmark National Bank common stock.

The foregoing discussion is not intended to be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

If a Landmark National Bank shareholder receives cash pursuant to the exercise of dissenters’ rights, that shareholder generally will recognize gain or loss measured by the difference between the cash received and the adjusted tax basis in the shareholder’s Landmark National Bank common stock. This gain will be long-term capital gain or loss if the shareholder’s holding period in the Landmark National Bank stock is greater than one year. In certain circumstances, you can be deemed for tax purposes to own shares that are actually owned by a nondissenter who is related to you, or to own shares of 1st Pacific Bancorp common stock, with the possible result that the cash received upon the exercise of your rights could be treated as a dividend received in a corporate distribution rather than as an amount received in a sale or exchange of

Landmark National Bank common stock. Any Landmark National Bank shareholder that plans to exercise dissenters’ rights in connection with the merger is urged to consult a tax advisor to determine the related tax consequences.

Treatment of 1st Pacific Bancorp, 1st Pacific Bank of California and Landmark National Bank.   No gain or loss will be recognized by 1st Pacific Bancorp, 1st Pacific Bank of California and Landmark National Bank as a result of the merger.

Neither 1st Pacific Bancorp nor Landmark National Bank will request a ruling from the Internal Revenue Service regarding the tax consequences of the merger to Landmark National Bank shareholders. The tax opinion provided by Vavrinek, Trine, Day & Co., LLP does not bind the Internal Revenue Service and does not prevent the Internal Revenue Service from successfully asserting a contrary opinion.

A successful Internal Revenue Service challenge to the reorganization status of the merger would result in each Landmark National Bank shareholder recognizing taxable gain or loss equal to the difference between the sum of the fair market value of the Landmark National Bank stock, as of the closing date of the merger, and the amount of cash received in the merger (including cash received in lieu of fractional shares of 1st Pacific Bancorp common stock) and the shareholder’s tax basis in Landmark National Bank stock surrendered in exchange therefore. 1st Pacific Bancorp common stock so received would equal its fair market value as of the closing date of the merger, and the shareholder’s holding period for such stock would begin the day after the merger. Further, if the Internal Revenue Service successfully challenged the reorganization status of the merger, Landmark National Bank would be subject to tax on the merger. In addition, if any of the representations or assumptions upon which the tax opinion provided by Vavrinek, Trine, Day & Co., LLP is based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected.

Backup Withholding.   Any cash payments to Landmark National Bank shareholders in connection with the merger may be subject to backup withholding at a rate of 28% on a shareholder’s receipt of cash, unless such shareholder furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding. Any amount withheld under the backup withholding rules will generally be allowed as a refund or credit against the shareholder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

HOLDERS OF SHARES OF LANDMARK NATIONAL BANK COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL, AND FOREIGN TAX LAWS.

Regulatory Approvals

Federal Reserve Board

Because the survivor of the merger will be a state-chartered member bank, the merger is subject to approval of an application by 1st Pacific Bank of California to the Federal Reserve Board. In reviewing the application, the Federal Reserve Board takes into consideration, among other things, competition, the financial and managerial resources and future prospects of the companies, and the convenience and needs of the communities to be served. Federal law prohibits the Federal Reserve Board from approving the merger if the merger would result in undue concentration of resources or decreased or unfair competition, unless the anti-competitive effects of the merger are clearly outweighed by the benefits to the public.

The Federal Reserve Board has the authority to deny 1st Pacific Bank of California’s application if the Federal Reserve Board concludes that the combined organization would have an inadequate capital structure, taking into account, among other factors, the nature of the business and operations and plans for expansion. Furthermore, the Federal Reserve Board must also evaluate the records of 1st Pacific Bank of California in meeting the credit needs of its community, including low- and moderate-income neighborhoods, consistent with safe and sound operation. 1st Pacific Bank of California has a “Satisfactory” Community Reinvestment Act evaluation.

1st Pacific Bank of California submitted its application for Federal Reserve Board approval of the merger on April 4, 2007. 1st Pacific Bank of California has no reason to believe that its application will not be approved.

California Department of Financial Institutions

Because the survivor of the merger will be a California-chartered bank, the approval of the California Department of Financial Institutions is also required. In determining whether to approve the merger, the California Department of Financial Institutions evaluates the application to determine, among other things, that:

•                    the merger will not result in a monopoly;

•                    the merger will not have the effect of substantially lessening competition;

•                    the shareholders’ equity of 1st Pacific Bancorp will be adequate and will not jeopardize 1st Pacific Bank of California’s financial condition;

•                    the directors and executive officers of 1st Pacific Bank of California after the merger will be competent;

•                    the merger will afford a reasonable promise of successful operation and that 1st Pacific Bank of California will be operated in a safe and sound manner, in compliance with all applicable laws; and

•                    the merger will be fair, just and equitable.

The application for California Department of Financial Institutions approval of the merger was submitted on April 4, 2007. 1st Pacific Bank of California has no reason to believe that its application will not be approved.

Statutory Waiting Period

Under federal banking laws, a 30-day waiting period must expire following the Federal Reserve Board’s approval of the merger. Within that 30-day waiting period the Department of Justice may file objections to the merger under federal antitrust laws. The Federal Reserve Board may reduce the waiting period to 15 days with the concurrence of the Department of Justice. The Department of Justice could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger unless divestiture of an acceptable number of branches to a competitively suitable purchaser can be made. If the Department of Justice commences an action challenging the merger on antitrust grounds during either the 30-day or 15-day waiting periods, commencement of that action would stay the effectiveness of the regulatory approvals, unless a court of competent jurisdiction specifically orders otherwise.

The merger cannot proceed in the absence of the regulatory approvals and the expiration of the statutory waiting period. 1st Pacific Bancorp and Landmark National Bank are not aware of any reasons why regulatory approvals will not be received. 1st Pacific Bancorp and Landmark National Bank have agreed to use their reasonable best efforts to obtain all necessary regulatory approvals. However, there can be no assurance that approvals will be obtained, nor can there be assurance as to the date of any approval. There also can be no assurance that any approvals will not contain unacceptable conditions or requirements.

Resale of 1st Pacific Bancorp Common Stock

The shares of 1st Pacific Bancorp’s common stock that you receive as a result of the merger will be registered under the Securities Act. You may freely trade these shares of 1st Pacific Bancorp’s common stock if you are not considered an “affiliate” of Landmark National Bank, as that term is defined in the federal securities laws. Generally, an “affiliate” of Landmark National Bank is any person or entity directly or indirectly controlling or who is controlled by Landmark National Bank. Landmark National Bank’s affiliates generally include directors, certain executive officers and holders of 10% or more of Landmark National Bank’s common stock.

Landmark National Bank’s affiliates may not sell their shares of 1st Pacific Bancorp common stock acquired in the merger, unless those shares are registered under an effective registration statement under the Securities Act, or by complying with Securities Act Rule 145 or another applicable exemption from the registration requirements of the Securities Act. 1st Pacific Bancorp may also place restrictive legends on certificates representing shares of 1st Pacific Bancorp common stock issued to all persons considered “affiliates” of Landmark National Bank.

Before 1st Pacific Bancorp and Landmark National Bank complete the merger, the merger agreement requires each “affiliate” of Landmark National Bank to execute and deliver to 1st Pacific Bancorp an agreement acknowledging that such person or entity will not dispose of any 1st Pacific Bancorp common stock in violation of the Securities Act or Securities Act Rule 145.

Certain Effects of the Merger

The merger agreement requires Landmark National Bank to merge into 1st Pacific Bank of California, with 1st Pacific Bank of California as the surviving entity. After the merger, 1st Pacific Bank of California will continue to be 1st Pacific Bancorp’s subsidiary, and will continue to have its headquarters at 4275 Executive Square, Suite 650, La Jolla, CA 92037. 1st Pacific Bancorp will continue to operate with its present directors and executive officers, however, two of Landmark National Bank’s directors will be invited to join the board of directors of 1st Pacific Bancorp.

After the merger, there will be no more trading in Landmark National Bank’s common stock. Each Landmark National Bank shareholder will receive instructions from 1st Pacific Bancorp or its exchange agent regarding exchanging Landmark National Bank stock certificates.

Financial Interests in the Merger of Directors and Executive Officers of Landmark National Bank

Landmark National Bank executive officers and directors who are also shareholders of Landmark National Bank will participate in the merger in the same manner and to the same extent as all of the other shareholders of Landmark National Bank. However, in considering the recommendation of the Landmark National Bank board of directors that Landmark National Bank shareholders vote in favor of approving the principal terms of the merger agreement and the merger, Landmark National Bank shareholders should be aware that Landmark National Bank executive officers and directors may have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of Landmark National Bank generally. The Landmark National Bank board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement. These interests are described below.

1st Pacific Bancorp has agreed in the merger agreement that, for a period of four years after the effective time of the merger, 1st Pacific Bancorp will indemnify and hold harmless, to the fullest extent provided in Landmark National Bank’s articles of association and bylaws, or any indemnification agreement, in effect on the date of the merger agreement, each present and former director and officer of Landmark National Bank against any liabilities and claims arising out of matters existing or occurring at or prior to the effective time of the merger (including the transactions contemplated by the merger agreement).

Landmark National Bank has entered into indemnification agreements with certain of its directors and officers which provide that Landmark National Bank will indemnify each of them to the fullest extent permitted by law, and as soon as practicable, against all expenses, judgments, fines, penalties and amounts paid in settlement of any claim to which such party was or is a party or other participant in because of his/her role as a director, officer or other agent of Landmark National Bank, and which may be indemnified under applicable California law.

1st Pacific Bancorp has also agreed in the merger agreement that the discovery period for Landmark National Bank’s policy of directors and officers liability insurance will be extended for up to 48 months with respect to all matters arising from facts or events which occurred before the effective time of the merger for which Landmark National Bank would have an obligation to indemnify its directors and officers. In the alternative, Landmark National Bank is permitted to buy “peace of mind” coverage. In either case, the cost of the extension or the “peace of mind” coverage is subject to certain maximum cost limits.

1st Pacific Bancorp has agreed in the merger agreement that, at the time the merger becomes effective, two directors of Landmark National Bank will be invited to join the board of directors of 1st Pacific Bancorp. 1st Pacific Bancorp has tentatively determined to invite Christopher S. McKellar and Ronald J. Carlson to become members of its board of directors. 1st Pacific Bancorp may also invite a director of Landmark National Bank to join its advisory board.

Dissenters’ Rights of Landmark National Bank’s Shareholders

Dissenters’ rights will be available to the Landmark National Bank shareholders in accordance with Section 214a of Title 12 of the United States Code. The required procedure set forth in Section 214a of the United States Code must be followed exactly or any dissenters’ rights may be lost.

The information set forth below is a general summary of dissenters’ rights as they apply to Landmark National Bank shareholders and is qualified in its entirety by reference to Section 214a of Title 12 of the United States Code which is attached to this joint proxy statement-prospectus as Appendix B.

Fair Market Value of Shares

If the merger is approved, Landmark National Bank shareholders who dissent from the merger by complying with the procedures set forth in Section 214a of Title 12 of the United States Code will be entitled to receive an amount equal to the fair market value of their shares as of June 21, 2007, the date of the shareholders’ meeting.

Voting Procedure

In order to be entitled to exercise dissenters’ rights, the shares of Landmark National Bank common stock which are outstanding and are entitled to be voted at the annual shareholders’ meeting must be voted “AGAINST” the merger by the holder of such shares, or the holder of such shares must give written notice to Landmark National Bank at or prior to the annual meeting of shareholders that such shareholder dissents from the merger agreement. Thus, any Landmark National Bank shareholder who wishes to dissent and executes and returns a proxy in the accompanying form or votes at the annual shareholders’ meeting must vote “AGAINST” the merger. If the shareholder does not return a proxy or provide written notice of dissent, or returns a proxy without voting instructions or with instructions to vote “FOR” or “ABSTAIN” with respect to the merger, or votes in person or by proxy at the annual shareholders’ meeting “FOR” the merger, his or her shares will be counted as votes in favor of the merger and the shareholder will lose any dissenters’ rights.

Written Demand

Furthermore, in order to preserve his or her dissenters’ rights, a Landmark National Bank shareholder must make a written demand upon 1st Pacific Bancorp for the purchase of dissenting shares and payment to the shareholder of their fair market value, specifying the number of shares held of record by the shareholder and a statement of what the shareholder claims to be the fair market value of those shares as of June 21, 2007, the date of the annual meeting of shareholders. The demand must be addressed to 1st Pacific Bancorp, 4275 Executive Square, Suite 650, La Jolla, CA  92037; Attention: Corporate Secretary, and the demand must be received by 1st Pacific Bancorp not later than 30 days after the date of completion of the merger. A vote “AGAINST” the merger does not constitute the written demand.

Surrender of Certificates

Within 30 days after the date of completion of the merger, the dissenting shareholder must surrender to 1st Pacific Bancorp, both the written demand and the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares of Landmark National Bank common stock that are transferred prior to their submission for endorsement lose their status as dissenting shares.

Valuation of Shares and Payment

The value of the shares of Landmark National Bank common stock will be determined by a committee of three persons, one to be selected by the majority vote of the dissenting shareholders entitled to received the value of their shares, one by the directors of 1st Pacific Bancorp and the third by the two so chosen. The valuation agreed upon by any two of the three appraisers shall be the value used for payment to the dissenters.

Disagreement on Price and Comptroller Determination

If the value decided by the appraisers is not satisfactory to a dissenting shareholder who has requested payment, such shareholder may within five days after being notified of the appraised value of his or her shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares. If within ninety days from the date of completion of the merger, for any reason one or more of the appraisers is not selected as provided above, or the appraisers fail to determine the value of the shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties.

Withdrawal of Demand

A dissenting shareholder may not withdraw his or her dissent or demand for payment unless Landmark National Bank consents to the withdrawal.

Dissenters’ Rights of 1st Pacific Bancorp’s Shareholders

Under California law, each 1st Pacific Bancorp shareholder has the right to dissent from the merger and to have the appraised fair market value of their shares of 1st Pacific Bancorp common stock as of February 21, 2007, to the dissenting shareholders paid in cash if:

•                    his or her shares were outstanding immediately prior to the record date;

•                    the merger is approved by 1st Pacific Bancorp’s shareholders;  and

•                    such shareholder complies with Sections 1300 through 1312 of the California Corporations Code, or “Corporations Code.”

Sections 1300 through 1312 of the Corporations Code, which include the procedures required to perfect dissenters’ rights, are attached to this document as Appendix C. The description of dissenters’ rights contained in this document is qualified in its entirety by reference to Chapter 13, commencing with Section 1300, of the Corporations Code.

For a 1st Pacific Bancorp shareholder to exercise dissenters’ rights, he or she must:

•                    make a timely written demand upon 1st Pacific Bancorp for purchase in cash of his or her shares at their fair market value as of February 21, 2007, which demand includes:

•                     the number and class of the shares held of record by him or her that he or she demand upon 1st Pacific Bancorp, and

•                     what he or she claims to be the fair market value of his or her shares as of February 21, 2007;

•                    have his or her demand received by 1st Pacific Bancorp on or before the date of the 1st Pacific Bancorp meeting of shareholders;

•                    not vote in favor of the principal terms of the merger agreement;

•                    submit certificates representing his or her shares for endorsement in accordance with Section 1302 of the Corporations Code; and

•                    comply with such other procedures as are required by the Corporations Code.

Failure to follow the procedures set forth in the Corporations Code will result in a waiver of dissenters’ rights. Further, if a 1st Pacific Bancorp shareholder returns his or her proxy without instructions, which will result in a vote for the approval of the principal terms of the merger, he or she will not be entitled to dissenters’ rights. Any demand notices or other documents to be delivered to 1st Pacific Bancorp may be sent to 1st Pacific Bancorp, 4275 Executive Square, Suite 650, La Jolla, CA  92037; Attention: Corporate Secretary.

The statement of fair market value by a dissenting 1st Pacific Bancorp shareholder constitutes an offer to sell his or her shares at the fair market value as of February 21, 2007. The closing price for a share of 1st Pacific Bancorp common stock on February 21, 2007 was $16.00. A demand may not be withdrawn without the consent of 1st Pacific Bancorp. A proxy or vote against the approval of the merger proposal does not in and of itself constitute a proper demand.

If a 1st Pacific Bancorp shareholder holds dissenting shares, 1st Pacific Bancorp will mail a notice of the approval of the merger by 1st Pacific Bancorp shareholders within ten days after the date of such approval, accompanied by:

•                    a copy of Sections 1300, 1301, 1302, 1303 and 1304 of Chapter 13 of the Corporations Code;

•                    a statement of the price determined by 1st Pacific Bancorp to represent the fair market value as of February 21, 2007 of the dissenting shares; and

•                    a brief description of the procedure to be followed if he or she desires to exercise his or her dissenters’ rights under such sections.

The statement of price constitutes an offer by 1st Pacific Bancorp to purchase at the price stated for such dissenting shares.

A 1st Pacific Bancorp shareholder who wishes to exercise dissenters’ rights must submit to 1st Pacific Bancorp at its principal office or at the office of its transfer agent the certificates representing any shares that he or she is demanding that 1st Pacific Bancorp purchase, for endorsement as dissenting shares, within 30 days after the date on which notice of approval of the merger by 1st Pacific Bancorp shareholders was mailed to him or her.

If 1st Pacific Bancorp denies that shares submitted to it as dissenting shares are dissenting shares, or if 1st Pacific Bancorp and a dissenting shareholder fail to agree on the fair market value of his or her shares, then either the dissenting shareholder or 1st Pacific Bancorp may file a complaint in the superior court of the proper county in California requesting that the court determine such issue. Such complaint must be filed within six months after the date on which notice of the approval of the merger is mailed to such dissenting shareholder.

On trial of the action, the court will first determine if the shares are dissenting shares, and if so determined, the court will either determine the fair market value or appoint one or more impartial appraisers to do so. If both 1st Pacific Bancorp and a dissenting shareholder fail to file a complaint within six months after the date on which notice of the approval of the merger was mailed to such dissenting shareholder, his or her shares will cease to be dissenting shares. In addition, if a dissenting shareholder transfers his or her shares prior to their submission for the required endorsement, such shares will lose their status as dissenting shares.

Failure to take any necessary step will result in a termination or waiver of dissenters’ rights under Chapter 13 of the Corporations Code. A person having a beneficial interest in 1st Pacific Bancorp common stock that is held of record in the name of another person, such as a trustee or nominee, must act promptly to cause the record holder to follow the requirements of Chapter 13 of the Corporations Code in a timely manner if such person elects to demand payment of the fair market value of such shares.

Opinion of Financial Advisors

Fairness Opinions for Landmark National Bank’s Board of Directors

Landmark National Bank’s board of directors retained The Findley Group to render financial advisory and investment banking services. The Findley Group is a recognized investment banking firm with a focus on community banking in the western United States and has substantial experience in transactions similar to the proposed transaction with Landmark National Bank. The Findley Group is regularly engaged in the independent valuation of financial institutions and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Due to the fact that a principle of The Findley Group has provided legal services to 1st Pacific Bancorp and 1st Pacific Bank of California, and at the request of The Findley Group, the board of directors of Landmark National Bank also retained Howe Barnes Hoefer & Arnett to provide an opinion on the fairness of the proposed transaction. Howe Barnes Hoefer & Arnett is a nationally recognized investment banking firm with substantial expertise in transactions similar to the proposed transaction and is familiar with Landmark National Bank and its business. The firm is a member of the National

Association of Securities Dealers (NASD) with direct access to inter-dealer markets in NASD Automated Quotation (NASDAQ) and Over-the-Counter (OTC) securities, and makes markets in securities. As part of its investment banking activities, Howe Barnes Hoefer & Arnett is regularly engaged in the independent valuation of financial institutions and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On February 22, 2007, the Landmark National Bank board of directors held a meeting to evaluate the proposed merger with 1st Pacific. At this meeting, after discussion with Howe Barnes Hoefer & Arnett and a confirmation of value, The Findley Group rendered an opinion that the terms of the proposed merger of Landmark National Bank with and into 1st Pacific was fair, from a financial point of view, to Landmark National Bank shareholders. The Findley Group confirmed its February 22, 2007 opinion in a letter of such date. Subsequently, Howe Barnes Hoefer & Arnett issued a written opinion to the  Landmark National Bank board dated March 8, 2007 that the terms of the proposed merger of Landmark National Bank with and into 1st Pacific was fair, from a financial point of view, to Landmark National Bank shareholders. In rendering its opinion, Howe Barnes Hoefer & Arnett confirmed the appropriateness of the reliance on the analyses used to render its earlier advice to The Findley Group by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing certain other factors considered in rendering its opinion. The full text of the Findley Group and Howe Barnes Hoefer & Arnett’s opinions are attached as Appendix D to this joint proxy statement-prospectus and should be read in their entirety.

In rendering their opinions, both The Findley Group and Howe Barnes Hoefer & Arnett reviewed and analyzed, among other things, the following:

•                    the merger agreement;

•                    certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of Landmark National Bank and 1st Pacific Bancorp, including those included in their respective annual reports for the past three years and their respective quarterly reports for the past two years;

•                    held discussions with members of senior management of Landmark National Bank regarding financial forecasts and projections of Landmark National Bank, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger;

•                    held discussions with members of senior management of Landmark National Bank and 1st Pacific Bancorp regarding past and current business operations, regulatory matters, financial condition and future prospects of the respective companies;

•                    reviewed reported market prices and historical trading activity of Landmark National Bank and 1st Pacific Bancorp common stock;

•                    reviewed certain aspects of the financial performance of Landmark National Bank and 1st Pacific Bancorp and compared such financial performance of Landmark National Bank and 1st Pacific Bancorp, together with stock market data relating to Landmark National Bank and 1st Pacific Bancorp common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities;

•                    compared the proposed financial terms of the merger with the financial terms of certain other transactions deemed to be relevant;

•                    reviewed the potential pro forma impact of the merger; and

•       certain other information, financial studies, analyses and investigations and financial, economic and market criteria as The Findley Group or Howe Barnes Hoefer & Arnett deemed relevant.

Both The Findley Group and Howe Barnes Hoefer & Arnett assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to it by Landmark National Bank, 1st Pacific Bancorp, and their respective representatives, and of the publicly available information that was reviewed by it. Neither The Findley Group nor Howe Barnes Hoefer & Arnett is an expert in the evaluation of allowances for loan losses and has not independently verified such allowances, and has relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Landmark National Bank and 1st Pacific Bancorp are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. The Findley Group and Howe Barnes Hoefer & Arnett were not retained to and did not conduct a physical inspection of any of the properties or facilities of Landmark National Bank or 1st Pacific Bancorp, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Landmark National Bank or 1st Pacific Bancorp, were not furnished with any such evaluation or appraisal, and did not review any individual credit files.

The Findley Group and Howe Barnes Hoefer & Arnett’s opinions are necessarily based on economic, market, and other conditions as in effect on, and the information made available to it as of, the date hereof. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Landmark National Bank or 1st Pacific Bancorp could materially affect the assumptions used in preparing the opinions. Both The Findley Group and Howe Barnes Hoefer & Arnett assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived.

No limitations were imposed by Landmark National Bank’s board of directors upon either The Findley Group or Howe Barnes Hoefer & Arnett with respect to the investigations made or procedures followed in rendering its opinion. The Findley Group and Howe Barnes Hoefer & Arnett’s opinions as expressed herein are limited to the fairness, from a financial point of view, of the merger consideration to be paid by 1st Pacific Bancorp to holders of Landmark National Bank common stock in the merger and does not address Landmark National Bank’s underlying business decision to proceed with the merger. The Findley Group and Howe Barnes Hoefer & Arnett were retained on behalf of the board of directors of Landmark National Bank, and their respective opinions do not constitute a recommendation to any director of Landmark National Bank as to how such director should vote with respect to the merger agreement.

Both The Findley Group and Howe Barnes Hoefer & Arnett relied upon the management of Landmark National Bank as to the reasonableness of the financial and operating forecasts, and projections (and the assumptions and bases therefore) provided to it, and The Findley Group and Howe Barnes Hoefer & Arnett assumed that such forecasts and projections reflect the best currently available estimates and judgments of Landmark National Bank management. Landmark National Bank does not publicly disclose internal management forecasts, projections or estimates of the type furnished to either The Findley Group or Howe Barnes Hoefer & Arnett in connection with their analysis of the financial terms of the proposed transaction, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of Landmark National Bank, including without limitation to, the general economic, regulatory and competitive conditions.

Accordingly, actual results could vary materially from those set forth in such forecasts and estimates. The Findley Group did rely on the analyses performed by Howe Barnes Hoefer & Arnett and did have discussions with Howe Barnes Hoefer & Arnett concerning their analyses before rendering its own opinion. The following is a summary of the material financial analyses performed by Howe Barnes Hoefer & Arnett in connection with the preparation of their opinion and do not purport to be a complete description of all the analyses performed by Howe Barnes Hoefer & Arnett. The summary includes information presented in tabular format, which should be read together with the text that accompanies those tables. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, an opinion is not necessarily susceptible to partial analysis or summary description. The Findley Group and Howe Barnes Hoefer & Arnett believe that the analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying its opinion. In their analyses, The Findley Group and Howe Barnes Hoefer & Arnett made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Landmark National Bank and 1st Pacific Bancorp. Any estimates contained in The Findley Group and Howe Barnes Hoefer & Arnett’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

Summary of Proposal.   The Findley Group and Howe Barnes Hoefer & Arnett reviewed the financial terms of the proposed transaction. Subject to the provisions of the merger agreement, each outstanding share of Landmark National Bank common stock shall, without any further action on the part of Landmark National Bank or the holders of any such shares be converted into (i) shares of 1st Pacific Bancorp common stock in accordance with the exchange ratio of 0.778125 (subject to adjustment as indicated in the merger agreement), or (ii) cash in accordance with per share cash consideration of $12.45, at the election of the holder of such share of Landmark National Bank common stock. The “merger consideration” shall mean the aggregate cash amount plus the aggregate share amount.

Based on per share cash consideration of $12.45, 1,917,448 Landmark National Bank common shares outstanding, 475,286 Landmark National Bank options and warrants with an average exercise price of $10.98 per share and a market value of $16.00 per share for 1st Pacific Bancorp common stock (the closing price on February 21, 2007, which was the day before announcement of the transaction), the per share transaction value equaled $12.45 and the aggregate transaction value equaled $24,570,897.

Transaction Ratios:
Transaction Value to 12/31/06 Common Book Value Per Share	1.34	x
Transaction Value to 12/31/06 Tangible Common Book Value Per Share	1.91	x
Transaction Value to 2006 Earnings Per Share	25.94	x
Aggregate Transaction Value to December 31, 2006 Assets	19.65%
Tangible Premium on Core Deposits	14.38%

Analysis of Selected Public Companies.   Howe Barnes Hoefer & Arnett used publicly available information to compare selected financial and market trading information for 1st Pacific Bancorp with those of a group of comparable publicly traded California banking organizations with total assets between $250 and $400 million and a return on assets greater than 0.00%. The companies in 1st Pacific Bancorp’s peer group were:

Canyon Bancorp	Pacific City Bank
Citizens Bancorp	Pacific State Bancorp
Commerce West Bank, N.A.	Premier Commercial Bancorp
Greater Sacramento Bancorp	Sonoma Valley Bancorp
Mirae Bank	Summit State Bank
NCAL Bancorp	Sunwest Bancorp
NorCal Community Bancorp	Valley Commerce Bancorp

To perform this analysis, Howe Barnes Hoefer & Arnett used the most recently available data from SNL Financial and pricing data as of February 21, 2007. The following table sets forth the comparative financial and market data:

	1st Pacific Bancorp		Peer Group Median		Peer Group Mean
Total Assets (in millions)	$318.4		$297.1		$301.4
Equity/Assets	8.15%		9.75%		9.95%
Loans/Deposits	105.13%		88.68%		87.25%
Loan Loss Reserve/Loans	1.18%		1.32%		1.31%
Return on Average Assets	1.14%		1.22%		1.21%
Return on Average Equity	13.36%		14.30%		13.65%
Nonperforming Assets/Assets	0.00%		0.04%		0.14%
Efficiency Ratio	62.91%		59.90%		61.64%
Price/Book Value Per Share	2.40	x	2.30	x	2.18	x
Price/Tangible Book Value Per Share	2.40	x	2.30	x	2.20	x
Price/Last 12 Months’ Earnings Per Share	21.1	x	17.4	x	21.3	x

Howe Barnes Hoefer & Arnett used publicly available information to compare selected financial and market trading information for Landmark National Bank with those of a group of comparable publicly traded California banking organizations with total assets between $100 and $150 million and a return on assets greater 0.00%. The companies in Landmark National Bank’s peer group were:

America California Bank	F&T Financial Services
Bank On It, Inc.	Golden State Business Bank
Beach Business Bank	Mission Bancorp
California Community Bank	MNB Holdings Corporation
California Oaks State Bank	Premier Service Bank
Community Bank of Santa Maria	Redwood Capital Bank

To perform this analysis, Howe Barnes Hoefer & Arnett used the most recently available data from SNL Financial and pricing data as of February 21, 2007. The following table sets forth the comparative financial and market data:

	Landmark National Bank		Peer Group Median		Peer Group Mean
Total Assets (in millions)	$125.0		$117.6		$121.3
Equity/Assets	14.20%		11.95%		14.22%
Loans/Deposits	74.11%		86.01%		90.54%
Loan Loss Reserve/Loans	1.43%		1.25%		1.31%
Return on Average Assets	0.77%		1.09%		1.25%
Return on Average Equity	5.48%		10.49%		10.62%
Nonperforming Assets/Assets	0.39%		0.00%		0.00%
Efficiency Ratio	84.60%		73.13%		69.50%
Price/Book Value Per Share	1.30	x	1.83	x	1.99	x
Price/Tangible Book Value Per Share	1.84	x	1.83	x	1.99	x
Price/Last 12 Months’ Earnings Per Share	25.0	x	23.7	x	25.4	x

Stock Trading History.   Howe Barnes Hoefer & Arnett reviewed the closing per share market prices and volumes for 1st Pacific Bancorp and 1st Pacific Bank of California common stock and Landmark

National Bank common stock, which are listed for trading on the over-the-counter market on the OTC Bulletin Board, on a daily basis from February 21, 2006 to February 21, 2007.

For the period between February 21, 2006 and February 21, 2007, the closing price of Landmark National Bank common stock has ranged from a low of $11.25 to a high of $16.00. The average closing price for the period was $12.82, the closing price on February 21, 2007 was $12.00 per share and the average daily trading volume for Landmark National Bank was 934 shares. The transaction price of $12.45 per share represented a premium of 3.75% over Landmark National Bank’s closing price on February 21, 2007.

For the period between February 21, 2006 and February 21, 2007, the closing price of 1st Pacific Bancorp and 1st Pacific Bank of California common stock has ranged from a low of $13.25 to a high of $16.50. The average closing price for the period was $14.64, the closing price on February 21, 2007 was $16.00 per share and the average daily trading volume for 1st Pacific Bancorp was 1,410 shares.

Howe Barnes Hoefer & Arnett compared the stock price performance for Landmark National Bank and 1st Pacific Bancorp and 1st Pacific Bank of California to movements in certain stock indices, including the Standard & Poor’s 500 Index, the Nasdaq Bank Index and the median performance of publicly traded banking organizations located in the western region of the United States. During the period between February 21, 2006 and February 21, 2007, 1st Pacific Bancorp’s and 1st Pacific Bank of California’s common stock outperformed each of the indices to which it was compared (Source: SNL Financial).

	Beginning Index Value February 21, 2006	Ending Index Value February 21, 2007
Landmark National Bank	100.00%	87.27%
1st Pacific	100.00%	114.29%
SNL Western Banks	100.00%	110.31%
Nasdaq Bank Index	100.00%	111.29%
S&P 500 Index	100.00%	113.61%

Analysis of Selected Bank Merger Transactions.   Howe Barnes Hoefer & Arnett reviewed certain publicly available information regarding twelve selected merger and acquisition transactions (the “comparable transactions”) announced from January 1, 2005 to February 21, 2007 involving California banking organizations with total assets under $200 million. This data was obtained from SNL Financial. The transactions included in the group were (survivor/acquired entity):

•                    FCB Bancorp / South Coast Bancorp, Inc.

•                    Landmark National Bank / Legacy Bank, N.A.

•                    Community Bancorp, Inc. / Rancho Bernardo Community Bank

•                    First Banks Incorporated / International Bank of California

•                    MetroCorp Bancshares, Inc. / First United Bank

•                    First Community Bancorp / Pacific Liberty Bank

•                    Commercial Capital Bancorp, Inc. / CalNet Business Bank, N.A.

•                    ICB Financial / Western State Bank

•                    Bank of East Asia, Ltd. / National American Bancorp

•                    First Banks, Inc. / San Diego Community Bank

•                    United Security Bancshares / Legacy Bank, N.A.

•                    Belvedere Capital Partners LLC / Professional Business Bank

Howe Barnes Hoefer & Arnett reviewed the multiples of transaction value to stated book value, transaction value to tangible book, transaction value to last twelve months earnings, transaction value to assets and tangible book premium to core deposits and calculated high, low, mean and median multiples for the comparable transactions. The median multiples were then applied to Landmark National Bank’s balance sheet information as of December 31, 2006 and last twelve months earnings per share to derive an imputed range of values of Landmark National Bank’s common stock. The following table sets forth the median multiples as well as the imputed values based upon those median multiples.

	Comparable Transaction Median Multiple		Implied Value Per Share
Transaction Value/Book Value	2.09	x	$19.35
Transaction Value/Tangible Book Value	2.09	x	$13.65
Transaction Value/Earnings	21.84	x	$10.48
Transaction Value/Assets	24.74%		$16.13
Tangible Premium/Core Deposits	20.55%		$15.51

The transaction value of $12.45 falls within the range of values computed in using the comparable transactions.

No company or transaction used as a comparison in the above analysis is identical to 1st Pacific Bancorp, Landmark National Bank or the merger. Accordingly, an analysis of these results is not strictly mathematical. An analysis of the results of the foregoing involves complex considerations and judgments concerning differences in financial and operating characteristics of Landmark National Bank and the companies included in the comparable transactions.

Present Value Analysis.   Howe Barnes Hoefer & Arnett calculated the present value of theoretical future earnings of Landmark National Bank and compared the transaction value to the calculated present value of Landmark National Bank’s stock on a stand-alone basis. Based on projected earnings for Landmark National Bank for 2007 through 2011, discount rates ranging from 10% to 18%, and including a residual value, the stand-alone present value of Landmark National Bank ranged from $5.25 per share to $12.02 per share. The transaction value of $12.45 per share is above this range of values.

Discounted Cash Flow Analysis.   Using a discounted cash flow analysis, Howe Barnes Hoefer & Arnett estimated the net present value of the future streams of after-tax cash flow that Landmark National Bank could produce to benefit a potential acquiror, referred to as dividendable net income, and added a terminal value. Based on projected earnings for Landmark National Bank for 2007 through 2011, Howe Barnes Hoefer & Arnett calculated assumed after-tax distributions to a potential acquiror such that its tier 1 leverage ratio would be maintained at 7.00%. The terminal values for Landmark National Bank were calculated based on Landmark National Bank’s projected 2011 equity and earnings, the median price to book and price to earnings multiples paid in the comparable transactions and utilized discount rates ranging from 10% to 18%. This discounted cash flow analysis indicated implied values ranging from $11.15 per share to $15.35 per share. The transaction value of $12.45 per share falls within this range of values.

Pro Forma Merger Analysis.   Howe Barnes Hoefer & Arnett performed pro forma merger analyses to calculate the financial implications of the merger to the Landmark National Bank shareholders. This analysis assumes, among other things, the terms of the transaction as indicated above, that the merger closes on September 30, 2007 and cost savings and revenue enhancement opportunities equaling approximately 20% of Landmark National Bank’s 2006 overhead expenses. This analysis indicated that the merger would be approximately 53% accretive to Landmark National Bank’s projected earnings per share in 2007 and approximately 43% accretive to Landmark National Bank’s projected earnings per share in 2008.

Howe Barnes Hoefer & Arnett has previously provided investment banking and financial advisory services to Landmark and 1st Pacific for which it received compensation. Howe Barnes Hoefer & Arnett provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may effect transactions and hold securities of Landmark and 1st Pacific Bancorp for its own account and for the accounts of customers.

The Findley Group has previously provided investment banking and financial advisory services to Landmark National Bank and received compensation for such services. The Findley Group provided investment banking services and financial advisory services to Landmark National Bank in relation to the merger with Legacy Bank, NA that was completed in 2005. Gary Steven Findley and Associates, an affiliate of The Findley Group, has in the past provided legal services to both Landmark National Bank and 1st Pacific. Gary Steven Findley and Associates is providing legal representation to Landmark National Bank relating to the merger with 1st Pacific Bancorp. Gary Steven Findley and Associates has not represented 1st Pacific Bancorp relating to transaction with Landmark National Bank. Gary Steven Findley and Associates is a California law firm that specializes in the representation of financial institutions. The Findley Group provides a full range of financial advisory and investment banking services for financial institutions operating in the western United States. No principle of Gary Steven Findley and Associates or The Findley Group owns any shares of Landmark National Bank.

In its engagement letter, dated February 19, 2007, Landmark National Bank agreed to pay The Findley Group a fee of $50,000 upon the successful completion of the merger, less any payments to Howe Barnes Hoefer & Arnett. In addition, Landmark National Bank has agreed to indemnify The Findley Group against certain liabilities and expenses arising out of or incurred in connection with its engagement, including liabilities and expenses which may arise under the federal securities laws.

In its engagement letter, dated February 28, 2007, Landmark National Bank agreed to pay Howe Barnes Hoefer & Arnett a fee of $12,500. In addition, Landmark National Bank has agreed to indemnify Howe Barnes Hoefer & Arnett against certain liabilities and expenses arising out of or incurred in connection with its engagement, including liabilities and expenses which may arise under the federal securities laws.

Fairness Opinion for 1st Pacific Bancorp’s Board of Directors

By letter dated November 15, 2006, 1st Pacific Bank of California retained Sandler O’Neill & Partners, L.P. to act as its financial advisor in connection with a possible business combination involving 1st Pacific Bancorp, 1st Pacific Bank of California and Landmark National Bank. Sandler O’Neill & Partners, L.P. is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill & Partners, L.P. is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill & Partners, L.P. acted as financial advisor to 1st Pacific Bancorp in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of a definitive merger agreement on February 22, 2007. At the February 22, 2007 meeting during which 1st Pacific Bancorp’s board of directors considered and approved the merger agreement, Sandler O’Neill & Partners, L.P. delivered to the board of directors its oral opinion, that, as of such date, the merger consideration was fair to 1st Pacific Bancorp from a financial point of view. The full text of Sandler O’Neill & Partners, L.P.’s opinion is attached as Appendix E to this joint proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill & Partners, L.P. in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. 1st Pacific Bancorp’s shareholders to are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill & Partners, L.P.’s opinion speaks only as of the date of the opinion. The opinion was directed to the 1st Pacific Bancorp board of directors and is directed only to the fairness of the merger consideration to 1st Pacific Bancorp from a financial point of view. It does not address the underlying business decision of 1st Pacific Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any 1st Pacific Bancorp shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its February 22, 2007 opinion, Sandler O’Neill & Partners, L.P. reviewed and considered, among other things:

(1)         the merger agreement;

(2)         certain publicly available financial statements and other historical financial information of 1st Pacific Bancorp and 1st Pacific Bank of California that Sandler O’Neill & Partners, L.P. deemed relevant;

(3)         certain publicly available financial statements and other historical financial information of Landmark National Bank that Sandler O’Neill & Partners, L.P. deemed relevant;

(4)         internal financial projections for 1st Pacific Bancorp for the years ending December 31, 2007 through 2009 as provided by, and reviewed with, senior management of 1st Pacific Bancorp;

(5)         financial projections for Landmark National Bank for the years ending December 31, 2007 through 2009 as determined by and reviewed with senior management of 1st Pacific Bancorp;

(6)         the pro forma financial impact of the Merger on 1st Pacific Bancorp, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior management of 1st Pacific Bancorp;

(7)         the publicly reported historical price and trading activity for 1st Pacific Bancorp’s and Landmark National Bank’s common stock, including a comparison of certain financial and stock market information for 1st Pacific Bancorp and Landmark National Bank with similar publicly available information for certain other companies the securities of which are publicly traded;

(8)         the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9)         the current market environment generally and the banking environment in particular; and

(10)  such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill & Partners, L.P. considered relevant.

Sandler O’Neill & Partners, L.P. discussed with certain members of senior management of 1st Pacific Bancorp the business, financial condition, results of operations and prospects of 1st Pacific Bancorp and held similar discussions with certain members of senior management of 1st Pacific Bancorp and held similar discussions with certain members of senior management of Landmark National Bank regarding the business, financial condition, results of operations and prospects of Landmark National Bank.

In performing its review, Sandler O’Neill & Partners, L.P. has relied upon the accuracy and completeness of all the financial and other information that was available to it from public sources or that was provided to Sandler O’Neill & Partners, L.P. by 1st Pacific Bancorp or Landmark National Bank or their respective representatives and has assumed such accuracy and completeness for purposes of rendering this opinion. Sandler O’Neill & Partners, L.P. has further relied on the assurances of the management of 1st Pacific Bancorp and Landmark National Bank that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill & Partners, L.P. has not been asked to and has not undertaken an independent verification of any of such information and Sandler O’Neill & Partners, L.P. does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill & Partners, L.P. did not make an independent evaluation or appraisal of the specific assets, the collateral securing the assets or the liabilities (contingent or otherwise) of 1st Pacific Bancorp or Landmark National Bank or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill & Partners, L.P. been furnished with any such evaluations or appraisals. Sandler O’Neill & Partners, L.P. did not make an independent evaluation of the adequacy of the allowance for loan losses of 1st Pacific Bancorp and Landmark National Bank nor has Sandler O’Neill & Partners, L.P. reviewed any individual credit files relating to 1st Pacific Bancorp and Landmark National Bank. Sandler O’Neill & Partners, L.P. assumed, with 1st Pacific Bancorp’s consent, that the respective allowances for loan losses for both 1st Pacific Bancorp and Landmark National Bank were adequate to cover such losses.

With respect to the financial projections for 1st Pacific Bancorp and Landmark National Bank determined by and reviewed with the management of 1st Pacific Bancorp and used by Sandler O’Neill & Partners, L.P. in its analyses, 1st Pacific Bancorp’s management confirmed to Sandler O’Neill & Partners, L.P. that they reflected the best currently available estimates and judgments of the respective future financial performances of 1st Pacific Bancorp and Landmark National Bank, respectively, and Sandler O’Neill & Partners, L.P. assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings determined by and reviewed with the senior management of 1st Pacific Bancorp, management confirmed to Sandler O’Neill & Partners, L.P. that they reflected the best currently available estimates and judgments of such management and Sandler O’Neill & Partners, L.P. assumed that such performances would be achieved. Sandler O’Neill & Partners, L.P. expresses no opinion as to such financial projections or the assumptions on which they are based. Sandler O’Neill & Partners, L.P. has also assumed that there has been no material change in 1st Pacific Bancorp’s or Landmark National Bank’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to it. Sandler O’Neill & Partners, L.P. has assumed in all respects material to its analysis that 1st Pacific Bancorp and Landmark National Bank will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the merger will be a tax-free reorganization for federal income tax purposes. Finally, Sandler O’Neill & Partners, L.P. has relied upon the advice 1st Pacific Bancorp has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill & Partners, L.P.’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and of the information made available to it as of, the date hereof. Events occurring after the date hereof could materially affect the opinion. Sandler O’Neill & Partners, L.P. has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date hereof. Sandler O’Neill & Partners, L.P. is expressing no opinion herein as to what the value of 1st Pacific Bancorp’s and Landmark National Bank’s common stock will be when issued to Landmark National Bank’s shareholders pursuant to the merger agreement or the prices at which 1st Pacific Bancorp’s and Landmark National Bank’s common stock may trade at any time.

In rendering its February 22, 2007 opinion, Sandler O’Neill & Partners, L.P. performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill & Partners, L.P., but is not a complete description of all the analyses underlying Sandler O’Neill & Partners, L.P.’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill & Partners, L.P. believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill & Partners, L.P.’s comparative analyses described below is identical to 1st Pacific Bancorp or Landmark National Bank and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of 1st Pacific Bancorp and Landmark National Bank and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill & Partners, L.P. also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of 1st Pacific Bancorp, Landmark National Bank and Sandler O’Neill & Partners, L.P.. The analysis performed by Sandler O’Neill & Partners, L.P. is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill & Partners, L.P. prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the 1st Pacific Bancorp board at the board’s February 22, 2007 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill & Partners, L.P.’s analyses do not necessarily reflect the value of 1st Pacific Bancorp’s common stock at any time including when it is issued to Landmark National Bank’s shareholders or the prices at which 1st Pacific Bancorp’s common stock may be sold at any time. The combined analysis of Sandler O’Neill & Partners, L.P. and the opinions provided by each were among a number of factors taken into consideration by 1st Pacific Bancorp’s board of directors in making its determination to adopt the plan of merger contained in the merger agreement and the analyses described below should not be viewed as determinative of the decision of 1st Pacific Bancorp’s board of directors or management with respect to the fairness of the merger.

At the February 22, 2007 meeting of 1st Pacific Bancorp’s board of directors, Sandler O’Neill & Partners, L.P. presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill & Partners, L.P. or the presentation made by Sandler O’Neill & Partners, L.P. to 1st Pacific Bancorp’s board of directors, but is a summary of the material analyses performed and presented in connection with the opinion.

In arriving at its opinion Sandler O’Neill & Partners, L.P. did not attribute any particular weight to any analysis or factor that it considered. Rather it made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Sandler O’Neill & Partners, L.P. did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its respective opinions; rather Sandler O’Neill & Partners, L.P. made its determination as to the fairness of the per share consideration on the basis of their experience and professional judgment after considering the results of all their analyses taken as a whole. Accordingly, Sandler O’Neill & Partners, L.P. believes that the analysis and the summary of the analysis must be considered as a whole and that selecting portions of the analysis and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinions. The tables alone do not constitute complete descriptions of the financial analyses presented in such tables.

Summary of Proposal

Sandler O’Neill & Partners, L.P. reviewed the financial terms of the proposed transaction. Based upon the total consideration of $8,355,780 in cash and 969,778 shares of 1st Pacific Bancorp common stock, 1,917,448 shares of Landmark National Bank common stock outstanding (prior to adjustment for stock options and warrants exercised prior to closing) and 1st Pacific Bancorp’s closing stock price of $16.00 as of February 21, 2007 Sandler O’Neill & Partners, L.P. calculated a transaction value of $12.45 per Landmark National Bank share. Based upon financial information for Landmark National Bank as or for the twelve month period ended December 31, 2006, Sandler O’Neill & Partners, L.P. calculated the following transaction ratios:

Transaction Ratios

Deal Price / Reported Last Twelve Months’ EPS	26.5	x
Deal Price / Tax Adjusted Last Twelve Months EPS(1)	44.5	x
Deal Price / Book value per share	129%
Deal Price / Tangible book value per share	191%
Tangible Book Premium / Core Deposits(2)	14.2%
Premium to Market Price	3.7%

(1)          Assumes a normalized 41% tax rate

(2)          Assumes $17.3 million in jumbo deposits as of 12/31/06

The aggregate transaction value was approximately $24.6 million, based upon the offer price of $12.45 per Landmark National Bank share, 1,917,448 Landmark National Bank common shares outstanding, 436,475 options to purchase Landmark National Bank common stock at a weighted-average exercise price of $11.16 and 73,798 warrants to purchase Landmark National Bank common stock at a $10.00 conversion price.

Comparable Company Analysis

Sandler O’Neill & Partners, L.P. used publicly available information to perform a comparison of selected financial and market trading information for 1st Pacific Bancorp and Landmark National Bank.

Sandler O’Neill & Partners, L.P. also used publicly available information to compare selected financial and market trading information for Landmark National Bank and a group of financial institutions selected by Sandler O’Neill & Partners, L.P.. The Landmark National Bank peer group consisted of the following publicly traded commercial banks headquartered in Southern California with total assets between $75 million and $200 million:

1st Century Bank(3)	Coast Bancorp(3)	Mission Oaks Bancorp(4)
California Community Bank	Commerce National Bank	Orange County Business Bank(3)
California Oaks State Bank(3)	Discovery Bancorp(3)	Premier Service Bank
CalWest Bancorp(3)	First Mountain Bancorp	Santa Clara Valley Bank NA(3)
Chino Commercial Bancorp	Golden State Business Bank(3)	Security Bus. Bk. of San Diego(4)

(3)          Data as of or for the period ending 9/30/06

(4)          NPA/Assets data as of 9/30/06

The analysis compared publicly available financial information for Landmark National Bank and the high, low, mean and median financial and market trading data for the Landmark National Bank peer group as of and for the twelve months ended December 31, 2006. The table below sets forth the data for Landmark National Bank as of and for the twelve months ended December 31, 2006 and the median data for the Landmark National Bank peer group as of and for the twelve months ended December 31, 2006, with pricing data as of February 21, 2007.

Landmark National Bank Comparable Group Analysis

	Landmark National Bank		Comparable Group Median Result(1)
Total Assets (in millions)		$125		$154
Tangible Equity / Tangible assets		10.46%		11.94%
Nonperforming Assets / Assets		0.00%		0.00%
Net Interest Margin		5.47%		5.44%
Efficiency Ratio		84.6%		76.7%
Return on Average Assets		0.77%		1.00%
Return on Average Tangible Equity		5.5%		7.8%
Price / Tangible Book Value		184%		171%
Price / LTM Earnings per Share	25.0	x	24.2	x
Market Capitalization (in millions)		$23.0		$30.0

(1)          Southern California includes: San Luis Obispo, Kern, San Bernadino, Santa Barbara, Ventura, Los Angeles, Riverside, Orange, San Diego and Imperial Counties.

1st Pacific Bancorp’s peer group consisted of the following publicly traded commercial banks headquartered in Southern California with total assets between $200 million and $600 million:

1st Centennial Bancorp(3)	Desert Community Bank(2)	Premier Commercial Bancorp(2)
Canyon Bancorp(3)	Heritage Oaks Bancorp	Santa Lucia Bancorp
Community West Bancshares(2)

(2)          Data as of or for the period ending 9/30/06

(3)          NPA/Assets data as of 9/30/06

The analysis compared publicly available financial and market trading information for 1st Pacific Bancorp and the high, low, mean and median financial and market trading data for 1st Pacific Bancorp’s peer group as of and for the twelve months ended December 31, 2006. The table below sets forth the data for 1st Pacific Bancorp and the median data for 1st Pacific Bancorp’s peer group as of and for the twelve months ended December 31, 2006, with pricing data as of February 21, 2007.

1st Pacific Bancorp Comparable Group Analysis

	1st Pacific Bancorp		Comparable Group Median Result(4)
Total Assets (in millions)		$318		$517
Tangible Equity / Tangible Assets		8.15%		9.06%
Nonperforming Assets / Assets		0.00%		0.38%
Net Interest Margin		5.61%		6.00%
Efficiency Ratio		62.9%		65.5%
Return on Average Assets		1.14%		1.34%
Return on Average Tangible Equity		13.4%		16.7%
Price / Tangible Book Value		240%		268%
Price / LTM Earnings per Share	21.1	x	17.7	x
Market Capitalization (in millions)		$62.3		$91.6

(4)          As defined, Southern California includes: San Luis Obispo, Kern, San Bernadino, Santa Barbara, Ventura, Los Angeles, Riverside, Orange, San Diego and Imperial Counties.

Stock Trading History

Sandler O’Neill & Partners, L.P. also reviewed the history of the publicly reported trading prices of the common stock traded of each of Landmark National Bank and 1st Pacific Bancorp for the one-year and three-year periods ended February 21, 2007. Sandler O’Neill & Partners, L.P. then compared the relationship between the movements in the closing prices of Landmark National Bank common stock and 1st Pacific Bancorp common stock, respectively, against the movements in the closing prices of the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the median performance of a composite peer group of publicly traded commercial banks selected by Sandler O’Neill & Partners, L.P. for Landmark National Bank and 1st Pacific Bancorp respectively. The institutions included in the respective peer groups for Landmark National Bank and 1st Pacific Bancorp are discussed in the section titled “Comparable Group Analysis” above.

During the one-year period ended February 21, 2007, Landmark National Bank’s common stock underperformed the various indices and the peer group to which it was compared.

Landmark National Bank’s One-Year Stock Performance

	Beginning Index Value February 17, 2006	Ending Index Value February 21, 2007
Landmark National Bank	100.00%	87.27%
Landmark National Bank Peer Group(2)	100.00	95.08
NASDAQ Bank Index	100.00	108.55
S&P Bank Index	100.00	113.39
S&P 500 Index	100.00	113.24

(2)          Refers to the Landmark National Bank peer group outlined in the Comparable Group Analysis section.

During the three-year period ended February 21, 2007, Landmark National Bank’s common stock underperformed the Landmark National Bank peer group, the S&P Bank Index and the S&P 500 Index and outperformed the NASDAQ Bank Index.

Landmark National Bank’s Three-Year Stock Performance

	Beginning Index Value February 20, 2004	Ending Index Value February 21, 2007
Landmark National Bank	100.00%	117.07%
Landmark National Bank Peer Group(2)	100.00	141.01
NASDAQ Bank Index	100.00	115.64
S&P Bank Index	100.00	122.93
S&P 500 Index	100.00	127.40

(2)          Refers to the Landmark National Bank peer group outlined in the Comparable Group Analysis section.

During the one-year period ended February 21, 2007, 1st Pacific Bancorp’s common stock outperformed the various indices and the peer group to which it was compared.

1st Pacific Bancorp’s One-Year Stock Performance

	Beginning Index Value February 17, 2006	Ending Index Value February 21, 2007
1st Pacific Bancorp	100.00%	114.29%
1st Pacific Bancorp Peer Group(1)	100.00	110.08
NASDAQ Bank Index	100.00	108.55
S&P Bank Index	100.00	113.39
S&P 500 Index	100.00	113.24

(1)          Refers to the 1st Pacific Bancorp peer group outlined in the Comparable Group Analysis section.

During the three-year period ended February 21, 2007, 1st Pacific Bancorp’s common stock outperformed the various indices and the peer group to which it was compared.

1st Pacific Bancorp’s Three-Year Stock Performance

	Beginning Index Value February 20, 2004	Ending Index Value February 21, 2007
1st Pacific Bancorp	100.00%	191.04%
1st Pacific Bancorp Peer Group(1)	100.00	187.29
NASDAQ Bank Index	100.00	115.64
S&P Bank Index	100.00	122.93
S&P 500 Index	100.00	127.40

(1)          Refers to the 1st Pacific Bancorp peer group outlined in the Comparable Group Analysis section.

Analysis of Selected Merger Transactions

Sandler O’Neill & Partners, L.P. reviewed 14 merger transactions involving Southern California-based commercial banks as the acquired institution announced from January 1, 2004 through February 21, 2007 with a transaction value greater than $10 million and less than $50 million and 100 merger transactions nationwide involving commercial banks as the acquired institution announced from January 1, 2006 through February 21, 2007 with a transaction value greater than $10 million and less than $50 million. Sandler O’Neill & Partners, L.P. reviewed the following multiples: transaction price at announcement to last twelve months’ earnings per share, transaction price to book value, transaction price to tangible book value, tangible book premium to core deposits and premium to market and then computed high, low, mean and median multiples and premiums for the transactions reviewed. The multiples were applied to Landmark National Bank’s financial information as of and for the twelve months ended December 31, 2006. As illustrated in the following tables, Sandler O’Neill & Partners, L.P. derived an imputed range of values for a share of Landmark National Bank common stock of $8.60 to $22.64 based upon the median multiples for the Southern California transactions and an imputed range of values for a share of Landmark National Bank common stock of $6.60 to $19.86 based upon the median multiples for the nationwide transactions. Sandler O’Neill & Partners, L.P. calculated a transaction value of $12.45 per Landmark National Bank share based upon 1st Pacific Bancorp’s closing stock price of $16.00 as of February 21, 2007.

Transaction Multiples

	Southern California(2)		Nationwide
	Median Multiple	Implied Value	Median Multiple	Implied Value
Price Per Share / Last Twelve Months EPS	30.7x	$14.76	23.6x	$11.33
Price Per Share / Adjusted Last Twelve Months EPS(3)	30.7x	$8.60	23.6x	$6.60
Price Per Share / Book Value	244%	$22.64	215%	$19.86
Price Per Share / Tangible Book Value	244%	$15.01	220%	$13.51
Core Deposit Premium(4)	20.5%	$14.49	17.8%	$13.50
Premium to Market(5)	37.9%	$16.55	37.9%	$16.55

(2)          Southern California includes: San Luis Obispo, Kern, San Bernadino, Santa Barbara, Ventura, Los Angeles, Riverside, Orange, San Diego and Imperial Counties.

(3)          Based on a normalized tax rate of 41%

(4)          Assumes 19.93% of total deposits are non-core deposits

(5)          Stock price as of February 21, 2007

Net Present Value Analysis

Sandler O’Neill & Partners, L.P. performed an analysis that estimated the net present value per share of Landmark National Bank common stock under various circumstances. In the analysis, Sandler O’Neill & Partners, L.P. assumed Landmark National Bank performed in accordance with the financial projections for the period 2007 through 2009 determined by and reviewed with 1st Pacific Bancorp’s management. To approximate the terminal value of Landmark National Bank common stock at December 31, 2009, Sandler O’Neill & Partners, L.P. applied price to last twelve months earnings multiples of 15.0x to 25.0x and multiples of tangible book value ranging from 120% to 220%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Landmark National Bank common stock. In addition, the terminal value of Landmark National Bank common stock at December 31, 2009 was calculated using the same range of price to last twelve months earnings multiples (15.0x - 25.0x) applied to a range of discounts and premiums to forecast projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 13.03% for the analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for Landmark National Bank’s common stock of $6.15 to $12.01 when applying the price/earnings multiples to the matched budget, $6.28 to $13.50 when applying multiples of tangible book value to the matched budget, and $4.98 to $13.84 when applying the price/earnings multiples to the -25% / +25% budget range.

Earnings Per Share Multiples

Discount Rate	15.0x	17.0x	19.0x	21.0x	23.0x	25.0x
10.0%	$7.21	$8.17	$9.13	$10.09	$11.05	$12.01
11.0%	7.01	7.95	8.88	9.82	10.75	11.69
12.0%	6.83	7.74	8.65	9.56	10.47	11.38
13.0%	6.65	7.53	8.42	9.31	10.19	11.08
14.0%	6.47	7.34	8.20	9.06	9.93	10.79
15.0%	6.31	7.15	7.99	8.83	9.67	10.51
16.0%	6.15	6.96	7.78	8.60	9.42	10.24

Earnings Per Share Multiples

Forecast Variance	15.0x	17.0x	19.0x	21.0x	23.0x	25.0x
-25.0%	$4.98	$5.65	$6.31	$6.97	$7.64	$8.30
-20.0%	5.31	6.02	6.73	7.44	8.15	8.86
-15.0%	5.65	6.40	7.15	7.90	8.66	9.41
-10.0%	5.98	6.78	7.57	8.37	9.17	9.96
-5.0%	6.31	7.15	7.99	8.83	9.68	10.52
0.0%	6.64	7.53	8.41	9.30	10.18	11.07
5.0%	6.97	7.90	8.83	9.76	10.69	11.62
10.0%	7.31	8.28	9.25	10.23	11.20	12.18
15.0%	7.64	8.66	9.68	10.69	11.71	12.73
20.0%	7.97	9.03	10.10	11.16	12.22	13.28
25.0%	8.30	9.41	10.52	11.62	12.73	13.84

Tangible Book Value Per Share Multiples

Discount Rate	120%	140%	160%	180%	200%	220%
10.0%	$7.37	$8.59	$9.82	$11.05	$12.28	$13.50
11.0%	7.17	8.36	9.56	10.75	11.95	13.14
12.0%	6.98	8.14	9.30	10.47	11.63	12.97
13.0%	6.79	7.93	9.06	10.19	11.32	12.46
14.0%	6.62	7.72	8.82	9.93	11.03	12.13
15.0%	6.45	7.52	8.59	9.67	10.74	11.82
16.0%	6.28	7.33	8.37	9.42	10.47	11.51

Sandler O’Neill & Partners, L.P. performed an analysis that estimated the net present value per share of 1st Pacific Bancorp’s common stock under various circumstances. In the analysis, Sandler O’Neill & Partners, L.P. assumed 1st Pacific Bancorp performed in accordance with the internal financial projections for the period 2007 through 2009 provided by and reviewed with 1st Pacific Bancorp’s management. To approximate the terminal value of 1st Pacific Bancorp’s common stock at December 31, 2009, Sandler O’Neill & Partners, L.P. applied price to last twelve months earnings multiples of 15.0x to 20.0x and multiples of tangible book value ranging from 175% to 300%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of 1st Pacific Bancorp common stock. In addition, the terminal value of 1st Pacific Bancorp’s common stock at December 31, 2006 was calculated using the same range of price to last twelve months earnings multiples (15.0x - 20.0x)

applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25.0% under budget to 25.0% over budget, using a discount rate of 13.03% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for 1st Pacific Bancorp’s common stock of $12.43 to $19.43 when applying the price to earnings multiples to the matched budget, $11.47 to $23.06 when applying multiples of tangible book value to the matched budget, and $10.07 to $22.39 when applying the price/earnings multiples to the -25.0% / +25.0% internal forecast range.

Earnings Per Share Multiples

Discount Rate	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
10.0%	$14.57	$15.54	$16.52	$17.49	$18.46	$19.43
11.0%	14.18	15.13	16.07	17.02	17.96	18.91
12.0%	13.81	14.73	45.65	16.57	17.49	18.41
13.0%	13.44	14.34	15.23	16.13	17.02	17.92
14.0%	13.09	13.96	14.84	15.71	16.58	17.46
15.0%	12.75	13.60	14.45	15.30	16.15	17.00
16.0%	12.43	13.25	14.08	14.91	15.74	16.57

Earnings Per Share Multiples

Forecast Variance	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
-25.0%	$10.07	$10.75	$11.42	$12.09	$12.76	$13.43
-20.0%	10.75	11.46	12.18	12.89	13.61	14.33
-15.0%	11.42	12.18	12.94	13.70	14.46	15.22
-10.0%	12.09	12.89	13.70	14.51	15.31	16.12
-5.0%	12.76	13.61	14.46	15.31	16.16	17.01
0.0%	13.43	14.33	15.22	16.12	17.01	17.91
5.0%	14.10	15.04	15.98	16.92	17.86	18.80
10.0%	14.77	15.76	16.74	17.73	18.71	19.70
15.0%	15.45	16.48	17.51	18.54	19.57	20.60
20.0%	16.12	17.19	18.27	19.34	20.42	21.49
25.0%	16.79	17.91	19.03	20.15	21.27	22.39

Tangible Book Value Per Share Multiples

Discount Rate	175%	200%	225%	250%	275%	300%
10.0%	$13.45	$15.37	$17.30	$19.22	$21.14	$23.06
11.0%	13.09	14.96	16.83	18.70	20.57	22.44
12.0%	12.74	14.56	16.39	18.21	20.03	21.85
13.0%	12.41	14.18	15.95	17.73	19.50	21.27
14.0%	12.08	13.81	15.54	17.26	18.99	20.72
15.0%	11.77	13.45	15.14	16.82	18.50	20.18
16.0%	11.47	13.11	14.75	16.39	18.03	19.66

In connection with its analyses, Sandler O’Neill & Partners, L.P. considered and discussed with 1st Pacific Bancorp’s board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill & Partners, L.P. noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

Sandler O’Neill & Partners, L.P. analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on June 30, 2007; (2) 100.0% of Landmark National Bank shares are exchanged for an aggregate of 969,778 shares of common stock of 1st Pacific Bancorp and approximately $8.4 million in cash; (3) options and warrants for Landmark National Bank’s stock will be converted into cash; (4) Landmark National Bank’s financial projections for 2007 through 2009 determined by and reviewed with 1st Pacific Bancorp’s management; (5)  1st Pacific Bancorp’s internal financial projections for 2007 through 2009 as provided by, and reviewed with, senior management of 1st Pacific Bancorp; (6) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior management of 1st Pacific Bancorp.

For the years 2008 and 2009, Sandler O’Neill & Partners, L.P. compared the earnings per share of 1st Pacific Bancorp common stock to the earnings per share, on a generally accepted accounting principles basis, of the combined 1st Pacific Bancorp common stock using the foregoing assumptions. The following table sets forth the results of the analysis:

GAAP Basis Accretion / (Dilution)
2008 Estimated EPS	4.3%
2009 Estimated EPS	5.8%

The analyses indicated that the merger would be accretive 1st Pacific Bancorp’s projected EPS in 2008 and 2009. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous

1st Pacific Bancorp has agreed to pay Sandler O’Neill & Partners, L.P. a transaction fee in connection with the merger of approximately $250,000, of which $100,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. 1st Pacific Bancorp has also agreed to reimburse certain of Sandler O’Neill & Partners, L.P. reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill & Partners, L.P. and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill & Partners, L.P. may purchase securities from and sell securities to 1st Pacific Bancorp and Landmark National Bank and their affiliates. Sandler O’Neill & Partners, L.P. may also actively trade the debt and/or equity securities of 1st Pacific Bancorp or Landmark National Bank or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Accounting Treatment

1st Pacific Bancorp must account for the merger under the purchase method of accounting prescribed by accounting principles generally accepted in the United States. Under this method, 1st Pacific Bancorp’s purchase price will be allocated to Landmark National Bank’s assets acquired and liabilities assumed based upon their estimated fair values as of the completion of the merger. Deferred tax assets and liabilities will be adjusted for the difference between the tax basis of the assets and liabilities and their estimated values. The excess, if any, of the total acquisition cost over the sum of the assigned fair values of the tangible and identifiable intangible assets acquired, less liabilities assumed will be recorded as goodwill and periodically evaluated for impairment. 1st Pacific Bancorp’s financial statements issued after completion of the merger will reflect these values, but historical data are not restated retroactively to reflect the combined historical financial position or results of operations of 1st Pacific Bancorp and Landmark National Bank. For additional information, please read the section entitled “DESCRIPTION OF 1ST PACIFIC BANCORP—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Merger Agreement

The following describes aspects of the merger, including material terms of the merger agreement. The description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Appendix A, and is incorporated by reference in this document. We urge you to carefully read merger agreement.

The Merger

1st Pacific Bancorp, 1st Pacific Bank of California and Landmark National Bank entered into the merger agreement on February 22, 2007. Under the merger agreement’s terms, Landmark National Bank will merge with 1st Pacific Bank of California. The separate corporate existence of Landmark National Bank will cease, and 1st Pacific Bank of California will be the survivor. Each share of Landmark National Bank common stock issued and outstanding, other than shares with respect to which dissenters’ rights have been perfected, will be converted into shares of 1st Pacific Bancorp common stock or cash.

Each share of 1st Pacific Bancorp common stock outstanding immediately before the merger closes will remain outstanding after the merger closes. Please read the sections entitled “JOINT PROPOSAL I—THE MERGER—Calculation of Consideration to be Paid to Landmark National Bank Shareholders”, and “—Dissenters’ Rights of Landmark National Bank’s Shareholders” and “—Dissenters’ Rights of 1st Pacific Bancorp’s Shareholders” for additional information.

1st Pacific Bancorp and Landmark National Bank have structured the merger to qualify as a tax-free reorganization from their perspectives. You are urged to read the section entitled “JOINT PROPOSAL I—THE MERGER—Material United States Federal Income Tax Consequences” for additional information.

The Closing

The merger will be effective at the date and time a short-form merger agreement is filed with and approved by the California Department of Financial Institutions and the California Secretary of State. At the closing the parties will exchange various documents, including officers’ certificates, as required by the merger agreement. The merger agreement provides that the timing for the closing and the completion of the merger shall be designated by 1st Pacific Bancorp and reasonably concurred to by Landmark National Bank after the last to occur of the following events: (1) the receipt of all regulatory approvals and expiration of all applicable waiting periods in connection therewith; (2) approval by the holders of at least two-thirds of the outstanding shares of Landmark National Bank’s common stock and a majority of 1st Pacific Bancorp’s common stock; and (3) satisfaction of the other conditions precedent set forth in the merger agreement.

Based upon the timing for 1st Pacific Bancorp’s and Landmark National Bank’s shareholders’ meetings and the present and anticipated timing of the regulatory approvals, it is presently anticipated that the merger will be closed during the second or third quarter of 2007. Neither 1st Pacific Bancorp nor Landmark National Bank can assure you that the merger will close at that time.

Exchange Procedures

U.S. Stock Transfer Corporation will be 1st Pacific Bancorp’s exchange agent to effect the exchange of shares of 1st Pacific Bancorp common stock for shares of Landmark National Bank common stock. A letter of transmittal will be sent to you shortly after the merger is completed. If you do not exercise dissenters’ rights, you must use the letter of transmittal to receive shares of 1st Pacific Bancorp common stock or cash in exchange for your shares of Landmark National Bank common stock.

In order to promptly receive shares of 1st Pacific Bancorp common stock, you must deliver to the exchange agent:

•       a properly completed letter of transmittal form;

•       your certificates representing former shares of Landmark National Bank common stock; and

•       any other required documents described in the letter of transmittal.

Do not return your certificates representing shares of Landmark National Bank common stock with the enclosed proxy. The certificates should only be forwarded to the exchange agent with the letter of transmittal.

Following the completion of the merger and upon surrender of all of the certificates representing former shares of Landmark National Bank common stock registered in your name, or a satisfactory indemnity if any of such certificates are lost, stolen or destroyed, together with a properly completed letter of election and transmittal, the exchange agent will mail to you the 1st Pacific Bancorp common stock  or cash to which you are entitled, less the amount of any required withholding taxes.

Treatment of Stock Options and Warrants

1st Pacific Bancorp shall offer, or allow Landmark National Bank to offer, the holders of Landmark National Bank stock options and warrants cash in the amount of $12.45 less the exercise or strike prices in exchange for cancellation of such stock options and warrants. As of the date that the merger becomes effective, to the extent that any Landmark National Bank stock options or warrants have not been exercised or exchanged for cash and remain outstanding according to their terms, such stock options and warrants shall be converted into and become rights to purchase 1st Pacific Bancorp common stock adjusted as to exercise price and number according to the exchange ratio used for the merger and otherwise in accordance with Landmark National Bank’s stock option plan or warrants, as applicable. The Landmark National Bank stock options will expire according to their terms 90 days after the Landmark National Bank annual shareholder’s meeting. The Landmark National Bank warrants will also expire at the same time, except that 1st Pacific Bancorp will waive that expiration for holders of warrants who so desire.

Representations and Warranties

The merger agreement contains various customary representations and warranties that 1st Pacific Bancorp and Landmark National Bank make for each other’s benefit. The representations and warranties relate to, among other things:

•       corporate organization and similar corporate matters;

•       licenses and permits;

•       subsidiaries:

•       authorization and enforceability of the merger agreement and related matters;

•       conflicts under charter documents, required consents or approvals, and violations of any agreements or law;

•       capital structure;

•       timely filing, accuracy and completeness of documents filed with government agencies and bank regulatory agencies;

•       financial statements;

•       absence of certain material adverse events, changes, effects or undisclosed liabilities;

•       litigation;

•       compliance with laws and regulations;

•       tax returns and audits;

•       agreements with banking authorities;

•       insurance;

•       brokers and finders;

•       the Community Reinvestment Act; and

•       the Bank Secrecy Act.

In the merger agreement, Landmark National Bank makes additional representations and warranties relating to, among other things:

•       title to assets;

•       ownership of real property;

•       employees;

•       retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended;

•       loans and investments;

•       material contracts;

•       environmental matters;

•       parachute payments;

•       risk management instruments;

•       Regulation C, Truth in Lending Law

•       fairness and validity of accounting records

•       accuracy of corporate records; and

•       the Foreign Corrupt Practices Act

The foregoing is an outline of the representations and warranties made by 1st Pacific Bancorp and Landmark National Bank contained in the merger agreement attached as Appendix A. You should carefully review the entire merger agreement, and in particular Articles 3 and 4, containing the detailed representations and warranties of the parties.

Additional Agreements

As a condition to the merger, 1st Pacific Bancorp and Landmark National Bank have agreed, among other things, that:

•       Landmark National Bank will grant 1st Pacific Bancorp reasonable access to its employees and records;

•       Landmark National Bank shall provide 1st Pacific Bancorp’s Chief Executive Officer with meeting materials, minutes of meetings and notices of meetings of its board of directors and loan committee;

•       each of them will promptly call their respective meetings of shareholders at the earliest practicable date after date on which the initial registration statement is declared effective by the SEC and will recommend approval of the merger and merger agreement, subject to their fiduciary duties;

•       each of them will take all action necessary to complete the merger;

•       they will cooperate and jointly prepare and file a registration statement and/or application with the appropriate securities law regulatory authorities;

•       each of them will provide the other any correspondence with governmental or regulatory authorities;

•       each of them will pay their own costs and expenses incurred in connection with the merger;

•       each of them will notify the other of (i) its violation of promises to carry on its business in the ordinary course until the merger becomes effective, (ii) any event expected to have a material adverse effect on it, or (iii) any awareness of an untrue statement in the registration statement or proxy;

•       each of them will deliver to the other, updated disclosure schedules immediately after the merger becomes effective; and

•       Landmark National Bank will terminate any employee benefit plan or arrangement.

The foregoing is an outline of the additional agreements made by 1st Pacific Bancorp and Landmark National Bank contained in the merger agreement attached as Appendix A. You should carefully review the entire merger agreement, and in particular Article 5, containing the detailed additional agreements of the parties.

Conduct of Business Before the Merger

The merger agreement places restrictions on and requires commitments by 1st Pacific Bancorp and Landmark National Bank regarding the conduct of their respective businesses between the date of the merger agreement and the closing. Landmark National Bank has agreed that until the closing it will carry on its business in the ordinary course in substantially the manner in which heretofore conducted, which shall include, but not be limited to:

•       cooperating with others to satisfy the conditions of the merger agreement;

•       timely filing of governmental reports;

•       performing all material contractual obligations;

•       keeping in effect all material permits and licenses;

•       giving notice of events that may have a material adverse effect on the merger;

•       maintaining a reserve for loan losses at an adequate level and charge off all loans deemed uncollectable;

•       providing Landmark National Bank’s monthly board reports, copies of all material reports filed with or received from any governmental entity, and monthly unaudited balance sheets, statements of income and changes in shareholders’ equity to 1st Pacific Bancorp; and

•       providing copies of each credit authorization package for all loans secured by a first trust deed on real property, or liquid collateral consisting of cash, TCD’s, stock, bonds or the cash value of life insurance or extensions of credit secured by the foregoing, unsecured loans or unsecured extensions of credit, and renewals of any classified or criticized loans, concurrently with submission to Landmark National Bank’s loan committee.

Landmark National Bank has also agreed that until the closing it will not, without 1st Pacific Bancorp’s prior written consent:

•       declare or pay any dividend or make any other distribution in respect of any of its capital stock;

•       split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•       repurchase or otherwise acquire any shares of its capital stock;

•       issue any shares of its capital stock or any securities convertible or exercisable into such capital stock except as specifically provided in the merger agreement;

•       amend its Articles of Association or Bylaws;

•       authorize or encourage another acquisition proposal to acquire Landmark National Bank or provide any nonpublic information to any person(s) concerning any such acquisition proposal unless the board of directors of Landmark National Bank has determined that the proposal is more favorable to Landmark National Bank’s shareholders and that the action is necessary for Landmark National Bank to comply with its fiduciary duties to shareholders under applicable law;

•       acquire all or a substantial portion of the assets of any business or person, other than in the ordinary course of business;

•       dispose of any of its assets, except in the ordinary course of business;

•       incur any indebtedness, other than in the ordinary course of business;

•       make or agree to make any unsecured loan with a principal balance or maximum principal balance in excess of $200,000 or for any criticized or classified loan;

•       except as specifically provided in the merger agreement and the schedules thereto, grant any general increase in the rates of pay of employees or employee benefits;

•       make the credit underwriting policies less stringent than those in effect on December 31, 2006 or reduce the amount of the loan loss reserves;

•       acquire any investment security except for federal funds with maturities of one year or less;

•       change its fiscal year or methods of accounting in effect at December 31, 2006;

•       make any capital expenditures, except those in the ordinary course of business which exceed $5,000 individually or $25,000 in the aggregate;  and

•       materially change its pricing practices on loans or deposit products.

In addition, 1st Pacific Bancorp has agreed that until the closing it will carry on its business in the ordinary course in substantially the manner in which heretofore conducted, and to take the following actions until such time or thereafter, as applicable:

•       cooperate with others to satisfy the conditions of the merger agreement;

•       timely file governmental reports and applications;

•       give notice of events that may have a material adverse effect on the merger;

•       keep in effect all material permits and licenses;

•       perform all material contractual obligations;

•       permit Landmark National Bank to use commercially reasonable efforts to (i) extend the discovery period of its directors’ and officers’ liability insurance for a period of up to 48 months with respect to all matters arising from facts or events which occurred before the effective date of the merger for which Landmark National Bank would have had an obligation to indemnify its directors and officers or (ii) buy “peace of mind” coverage; provided, however, that the total costs to Landmark National Bank, 1st Pacific Bancorp and 1st Pacific Bank of California of the premiums for either of such alternatives shall not exceed $70,000;

•       preserve the rights to indemnification of officers and directors provided in the charter documents of Landmark National Bank with respect to liabilities arising out of circumstances occurring or existing prior to the effective date of the merger;

•       file all reports necessary with the SEC to permit Landmark National Bank’s shareholders who may be deemed “underwriters” to sell 1st Pacific Bancorp’s stock received by them in connection with the merger pursuant to Rule 144 and 145(d) under the Securities Act;

•       reserve and make available for issuance such number of shares of 1st Pacific Bancorp’s common stock as necessary to issue to Landmark National Bank shareholders in connection with the merger;

•       offer, or allow Landmark National Bank to offer, the holders of Landmark National Bank stock options and warrants cash in the amount of $12.45, less the exercise or strike prices in exchange for cancellation of such stock options and warrants; and

•       offer holders of Landmark National Bank warrants that are not cancelled, amendments of the warrants to the effect that they shall not expire as a result of the merger.

1st Pacific Bancorp has also agreed that until the closing it will not, without Landmark National Bank’s prior written consent:

•       declare or pay any dividend or make any other distribution in respect of any of its capital stock;

•       split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•       repurchase or otherwise acquire any shares of its capital stock; and

•       issue any shares of its capital stock or any securities convertible or exercisable into such capital stock except as specifically provided in the merger agreement;

The foregoing is a summary of the material negative and affirmative covenants of the merger agreement. You are encouraged to carefully read the terms of the merger agreement attached as Appendix A, including the specific covenants contained in Article 6.

Conditions to the Parties’ Obligations

The obligations of 1st Pacific Bancorp and Landmark National Bank to complete the merger are subject to certain mutual conditions, including, but not limited to the following:

•       all conditions to the completion of the merger being satisfied or waived;

•       the merger and the merger agreement being validly approved by two-thirds of the holders of Landmark National Bank’s stock and a majority of the holders of 1st Pacific Bancorp’s stock;

•       the receipt of all regulatory approvals;

•       the expiration of all applicable waiting periods in connection with the regulatory approvals;

•       the absence of any statute, rule, regulation or order, being in effect and prohibiting completion of the merger;

•       this registration statement regarding the shares of 1st Pacific Bancorp stock to be issued upon completion of the merger becoming and remaining effective under the Securities Act;

•       Landmark National Bank’s and 1st Pacific Bancorp’s receipt of an opinion from Vavrinek, Trine, Day & Co., LLP to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•       the absence of any action, suit or proceeding seeking to challenge the merger or the merger agreement;

•       the qualification or registration of the sale of 1st Pacific Bancorp’s stock resulting from the merger with the appropriate state securities authorities;

•       the number of shares of Landmark National Bank stock which are dissenting shares not exceeding the amount which, when combined with other cash being paid as part of the merger, would disqualify the merger from being considered a tax free reorganization;

•       the number of shares of 1st Pacific Bancorp stock which are dissenting shares not exceeding the amount which, when combined with other cash being paid as part of the merger, would disqualify the merger from being considered a tax free reorganization; and

•       the receipt of all consents of third parties required to permit the merger.

1st Pacific Bancorp’s obligation to complete the merger is also subject to the fulfillment or waiver by 1st Pacific Bancorp of certain conditions, including but not limited to the following:

•       Landmark National Bank’s representations and warranties being and remaining true in all material respects;

•       Landmark National Bank performing, in all material respects, all of its required obligations contained in the merger agreement before closing;

•       receipt from Landmark National Bank of officers’ certificates certifying the foregoing as true and that no event has occurred which could reasonably be expected to have a material adverse effect on Landmark National Bank;

•       receipt of consent to the merger from any required third-parties;

•       receipt of an updated disclosure schedule from Landmark National Bank;

•       receipt of affiliate’s agreements executed by each “affiliate” of Landmark National Bank;

•       receipt of a director-shareholder agreement executed by each of Landmark National Bank’s director-shareholders, as well as other various and customary closing documents; and

•       receipt of a fairness opinion that the terms of the merger are fair to the 1st Pacific Bancorp shareholders from a financial point of view.

Landmark National Bank’s obligation to complete the merger is also subject to the fulfillment or waiver by Landmark National Bank of certain conditions, including but not limited to the following:

•       1st Pacific Bancorp’s representations and warranties being and remaining true in all material respects;

•       1st Pacific Bancorp performing, in all material respects, all of its required obligations contained in the merger agreement before closing;

•       receipt from 1st Pacific Bancorp of an officers’ certificates certifying the foregoing is true and that no event has occurred which could reasonably be expected to have a material adverse effect on 1st Pacific Bancorp;

•       receipt of consent to the merger from any required third-parties;

•       receipt of an updated disclosure schedule from 1st Pacific Bancorp;

•       receipt of a director-shareholder agreement executed by each of 1st Pacific Bancorp’s director-shareholders, as well as other various and customary closing documents; and

•       receipt of a fairness opinion that the terms of the merger are fair to the Landmark National Bank shareholders from a financial point of view.

The foregoing is a summary of the material conditions of the merger agreement. You are encouraged to read the terms of the merger agreement attached as Appendix A, including the specific provisions contained in Article 7 of the merger agreement.

Termination

1st Pacific Bancorp and Landmark National Bank can mutually agree to terminate the merger agreement and abandon the merger at any time.

Under certain circumstances, either 1st Pacific Bancorp or Landmark National Bank can terminate the merger agreement:

•       if the conditions to the merger have not been met by September 30, 2007; or

•       if 20 business days have passed after any governmental entity denies any required approval for the merger.

Under certain circumstances, 1st Pacific Bancorp can terminate the merger agreement:

•       if the closing conditions of 1st Pacific Bancorp have not been met by Landmark National Bank by September 30, 2007;

•       if Landmark National Bank materially breaches any representation, warranty, covenant or agreement contained in the merger agreement that is not cured by the later of 30 days from the breach or September 30, 2007, which would be reasonably likely to have, a material adverse effect upon the consummation of the merger;

•       if an acquisition event involving 1st Pacific Bancorp or Landmark National Bank has occurred; or

•       if prior to the effective date of the merger, (i) the Trading Price is more than $18.75, (ii) such increase is not proportionate relative to the average change in the NASDAQ Bank Index during the twenty (20) trading days on which at least four hundred (400) shares of 1st Pacific Bancorp’s common stock actually traded, preceding the fifth business day prior to the effective date of the merger, and (iii) Landmark National Bank’s board of directors does not elect to decrease the total number of shares of 1st Pacific Bancorp’s common stock to be issued to Landmark National Bank shareholders in the merger by adjusting the exchange ratio.

Under certain circumstances, Landmark National Bank can terminate the merger agreement:

•       if the closing conditions of Landmark National Bank have not been met by 1st Pacific Bancorp by September 30, 2007;

•       if 1st Pacific Bancorp or 1st Pacific Bank of California materially breaches any representation, warranty, covenant or agreement contained in the merger agreement that is not cured by the later of 30 days from the breach or September 30, 2007, which would be reasonably likely to have, a material adverse effect upon the consummation of the merger;

•       if an acquisition event involving Landmark National Bank has occurred; and

•       if prior to the effective date of the merger, (i) the Trading Price is less than $13.25, (ii) such decrease is not proportionate relative to the average change in the NASDAQ Bank Index during the twenty (20) trading days on which at least four hundred (400) shares of 1st Pacific Bancorp’s common stock actually traded, preceding the fifth business day prior to the effective date of the merger, and (iii) 1st Pacific Bancorp’s board of directors does not elect to increase the total number of shares of 1st Pacific Bancorp’s common stock to be issued to Landmark National Bank shareholders in the merger by adjusting the exchange ratio.

If Landmark National Bank terminates or 1st Pacific Bancorp terminates because there is an acquisition event involving Landmark National Bank:

•       Landmark National Bank must pay 1st Pacific Bancorp $250,000; and

•       Landmark National Bank must pay 1st Pacific Bancorp an additional $850,000.

If 1st Pacific Bancorp terminates because (i) Landmark National Bank’s board withdrew its recommendation to the shareholders and the shareholders did not approve the transaction, or (ii) conditions to closing were not met by Landmark National Bank or representations and warranties were breached and not cured:

•       Landmark National Bank must pay 1st Pacific Bancorp $250,000; and

•       Landmark National Bank must pay 1st Pacific Bancorp an additional $850,000 if an acquisition event involving Landmark National Bank occurs within 12 months of termination.

If 1st Pacific Bancorp terminates because there is an acquisition event involving 1st Pacific Bancorp:

•       1st Pacific Bancorp must pay the Landmark National Bank $250,000; and

•       1st Pacific Bancorp must pay the Landmark National Bank an additional $850,000.

If Landmark National Bank terminates because (i) 1st Pacific Bancorp’s board withdrew its recommendation to the shareholders and the shareholders did not approve the transaction, or (ii) conditions to closing were not met by 1st Pacific Bancorp or representations and warranties were breached and not cured:

•       1st Pacific Bancorp must pay the Landmark National Bank $250,000.

The foregoing is a summary of the material termination provisions of the merger agreement. You are encouraged to read the terms of the merger agreement attached as Appendix A, including the specific provisions contained in Article 8 of the merger agreement.

Employee Benefits

After completion of the merger, all employees of Landmark National Bank at the date of the completion of the merger that have been offered continued employment, shall be entitled to participate in all of 1st Pacific Bancorp’s and 1st Pacific Bank of California’s employee benefit arrangements on the same basis as other similarly situated employees of 1st Pacific Bancorp and 1st Pacific Bank of California. Each of these employees will be credited for eligibility, participation and vesting purposes with such employee’s respective years of past service with Landmark National Bank as though they had been employees of 1st Pacific Bancorp and 1st Pacific Bank of California, except with respect to 1st Pacific Bancorp’s Seconded

Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California, any additional equity compensation plan 1st Pacific Bancorp may adopt.

Director-Shareholder Agreements

1st Pacific Bancorp has entered into director-shareholder agreements with each of Landmark National Bank’s directors who hold shares of Landmark National Bank’s stock entitled to vote on the merger. These director-shareholder agreements, in the form attached as Exhibit 10.3 to 1st Pacific Bancorp’s Form 8-K filed on February 23, 2007, require each of Landmark National Bank’s directors to vote in favor of the merger at Landmark National Bank’s shareholders’ meeting. However, these agreements also provide that each director shall not be obligated to vote in favor of the merger if the board of directors of Landmark National Bank is advised in writing by its outside legal counsel, that, in the exercise of his or her fiduciary duties, a director of Landmark National Bank should not take such action. The director-shareholder agreements also provide that each director will not take any action that will alter the right to vote his or her shares and will not compete with 1st Pacific Bancorp or 1st Pacific Bank of California for a period of two years. The director-shareholder agreement entered into between 1st Pacific Bancorp and F.J. “Rick” Mandelbaum, the Chief Executive Officer and President, as well as a director of Landmark National Bank, is similar in all manners to the other director-shareholder agreements described above except that it contains no agreement that Mr. Mandelbaum will not compete with 1st Pacific Bancorp or 1st Pacific Bank of California for a period of two years.

Landmark National Bank has entered into director-shareholder agreements with each of 1st Pacific Bancorp’s directors who hold shares of 1st Pacific Bancorp’s stock entitled to vote on the merger. These director-shareholder agreements, in the form attached as Exhibit 10.5 to 1st Pacific Bancorp’s Form 8-K filed on February 23, 2007, require each of 1st Pacific Bancorp’s directors to vote in favor of the merger at 1st Pacific Bancorp’s shareholders’ meeting. However, these agreements also provide that each director shall not be obligated to vote in favor of the merger if the board of directors of 1st Pacific Bancorp is advised in writing by its outside legal counsel, that, in the exercise of his or her fiduciary duties, a director of 1st Pacific Bancorp should not take such action.

Affiliate Agreements

Each “affiliate” of Landmark National Bank, as that term is defined in the federal securities laws, has or will deliver to 1st Pacific Bancorp an agreement, pursuant to which, among other things, each such affiliate provides certain warranties and representations regarding his or her investment in Landmark National Bank and agrees not to purchase, sell, transfer or otherwise dispose of, or reduce such affiliate’s risk of ownership or investment in Landmark National Bank prior to the merger. Generally, an “affiliate” of Landmark National Bank is any person or entity directly or indirectly controlling or who is controlled by Landmark National Bank. Landmark National Bank’s affiliates generally include directors, certain executive officers and holders of 10% or more of Landmark National Bank’s common stock.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

On February 22, 2007, 1st Pacific Bancorp announced that it entered into a merger agreement to acquire all of the outstanding common stock and options of Landmark National Bank in a cash and stock deal valued at approximately $24.6 million by means of a merger between Landmark National Bank and 1st Pacific Bank of California, a wholly-owned subsidiary of 1st Pacific Bancorp. As part of the merger, Landmark National Bank shareholders will have the option to receive (i) $12.45 in cash and/or (ii) 0.778125 of a share of 1st Pacific Bancorp common stock for each share of Landmark National Bank common stock, provided that approximately 65% of the merger consideration is paid in 1st Pacific Bancorp common stock. The exchange ratio is subject to adjustment should the stock price of 1st Pacific Bancorp fluctuate beyond a certain range and such fluctuation is not proportionate to the change in the NASDAQ Bank Index, as further described in the Section entitled “JOINT PROPOSAL I—THE MERGER—Calculation of Merger Consideration to be Paid to Landmark National Bank Shareholders”. The completion of the merger is subject to customary conditions, including the approval of both Landmark National Bank’s and 1st Pacific Bancorp’s shareholders and bank regulatory authorities.

An unaudited summary of 1st Pacific Bancorp’s estimated purchase price consideration, assuming a value of $16.00 per share for 1st Pacific Bancorp stock, which was the closing price on the date of the announcement, and preliminary purchase price allocations for the merger follows. The purchase price allocation is based on estimates and is subject to change as more information becomes available and after final analysis of the fair value of both tangible and intangible assets acquired and liabilities assumed is completed. Accordingly, the final fair value adjustments may be materially different from those presented in this report.

(Dollars in thousands)
Total consideration and acquisitions costs:
Common stock consideration, 65%, 969,809 shares	$15,517
Cash consideration, 35%	8,355
Estimated value of options and warrants cashed out	710
Total purchase price consideration	$24,582
Capitalized acquisition costs	$725

(Dollars in thousands)
Assets acquired or to be acquired:
Cash and investments	$41,316
Loans, net	74,846
Goodwill and other intangible assets	10,688
Other assets	5,720
Total assets acquired	$132,570
Liabilities assumed or to be assumed:
Deposits	$102,459
Borrowings and other liabilities	4,804
Total liabilities assumed	$107,263
Net Assets Acquired	$25,307

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information presents the impact of the proposed merger on 1st Pacific Bancorp’s historical financial condition and results of operations under the purchase method of accounting. The reorganization of 1st Pacific Bank of California into a wholly owned subsidiary of 1st Pacific Bancorp was completed on January 16, 2007. The historical information included below for 1st Pacific Bancorp includes the consolidated results as if the reorganization had been completed in 2006. Thus, the columns titled 1st Pacific Bancorp include the results of 1st Pacific Bank of California derived from its audited financial statements included in this joint proxy statement-prospectus and the limited activities and results of 1st Pacific Bancorp during 2006, which are unaudited, and described in the section entitled “DESCRIPTION OF 1ST PACIFIC BANCORP—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Under the purchase method of accounting, 1st Pacific Bancorp records the assets and liabilities of Landmark National Bank at their fair values on the closing date of the merger. The pro forma information is based on the following assumptions, which have been used to calculate the exchange ratio: (i) that no shareholder of Landmark National Bank or 1st Pacific Bancorp perfects dissenters’ rights, (ii) that all option holders and warrant holders of outstanding in-the-money Landmark National Bank options and warrants as of the date of the merger agreement elect to receive cash in the amount of $12.45 less the exercise price of the options or warrants in exchange for cancellation of such options and warrants and (iii) that 65% of the total merger consideration will be paid in the form of 1st Pacific Bancorp common stock with a value of $16.00 per share and the remaining 35% will be paid in cash.

While the exchange ratio for determining the shares of common stock to be issued to Landmark National Bank shareholders is subject to adjustment, for purposes of the pro forma calculations 1st Pacific Bancorp has used the exchange ratio of 0.778125 of 1st Pacific Bancorp shares for each Landmark National Bank common share outstanding.

The unaudited pro forma combined condensed balance sheet as of December 31, 2006 has been prepared under the assumption that the merger was completed on that date. The unaudited pro forma combined condensed statement of earnings for the year ended December 31, 2006, has been prepared under the assumption that the merger was completed on January 1, 2006.

The unaudited pro forma combined condensed financial information is presented for illustrative purposes only, and does not indicate either the operating results or financial condition that would have occurred had the acquisition been consummated on January 1, 2006 or on December 31, 2006, as the case may be, or future results of operations or financial condition. The unaudited pro forma combined condensed financial information is based upon assumptions and adjustments that 1st Pacific Bancorp believes are reasonable. The unaudited pro forma combined condensed financial information and the accompanying notes should be read in conjunction with 1st Pacific Bancorp’s and Landmark National Bank’s historical financial statements.

As explained further in the accompanying notes to the unaudited pro forma combined condensed financial information, the allocation of the purchase price with respect to the acquisition is based on preliminary estimates and is subject to change as more information becomes available and after final analysis of the fair value of both tangible and intangible assets acquired and liabilities assumed is completed. Accordingly, the final fair value adjustments may be materially different from those presented in this document.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

AS OF DECEMBER 31, 2006
(DOLLARS IN THOUSANDS)

			(A)	(B)
	1st Pacific Bancorp	Landmark National Bank	Net Issuance of Trust Preferred Securities	Total Consideration and Purchase Accounting Adjustments	Pro Forma Combined
ASSETS
Cash and investments	$39,082	$41,316	$—	$(9,791)	$70,607
Loans, net of ALLL	272,015	74,846	—	—	346,861
Goodwill and other intangibles	—	5,227	—	5,461	10,688
Other assets	7,368	3,627	—	2,093	13,088
Total assets	$318,465	$125,016	$—	$(2,237)	$441,244
LIABILITIES & EQUITY
Deposits	$261,839	$102,459	$—	$—	$364,298
Short-term borrowings	24,010	3,968	—	—	27,978
Subordinated debentures	5,000	—	—	—	5,000
Trust preferred securities	—	—	—	—	—
Other liabilities	1,680	836	—	—	2,516
Total liabilities	292,529	107,263	—	—	399,792
Shareholders’ equity	25,936	17,753	—	(2,237)	41,452
Total liabilities and equity	$318,465	$125,016	$—	$(2,237)	$441,244

(A)       Issuance of trust preferred securities: 1st Pacific Bancorp anticipates issuing $5 million in trust preferred securities, net of its common ownership in the trust, prior to consummation of the merger in a private placement. Although contemplated, this transaction is not included as a pro forma adjustment.

(B)        Purchase accounting adjustments: The acquisition will be accounted for using the purchase method of accounting. Under this method, the fair values of the assets acquired and the liabilities assumed are determined at the acquisition consummation date. The historical amounts of the assets and liabilities are then adjusted to such fair values and these fair values are added to 1st Pacific Bancorp’s balance sheet. The pro forma fair value adjustments are preliminary, based on estimates, and are subject to change as more information becomes available. Accordingly, the final fair value adjustments may be materially different from those presented in this document. A summary of these estimated fair value adjustments follows.

Establishment of core deposit intangible:   The core deposit intangible has been estimated at approximately 3% of core deposits, or approximately $2,550,000. This intangible asset will be amortized to expense over the estimated life of the deposits acquired. This intangible asset will also be reviewed for impairment periodically.

Other assets:   This estimated fair value adjustment includes recognizing an unrecorded deferred tax asset of $3,139,000, primarily related to net operating loss carryforwards net of $1,046,000 in deferred tax items resulting from basis differences of the assets acquired and liabilities assumed and either deferred income tax assets or income tax receivables resulting from tax deductible items such as severance and certain other merger related expenses. Further income tax adjustments may be made as more information becomes available and analyses are finalized in order to complete final tax returns.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2006
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

	1st Pacific Bancorp	Landmark National Bank	Pro Forma Adjustments		Pro Forma Combined
Net interest income	$15,243	$6,196	$(482	)(A)	$20,957
Provision for loan losses	444	46	—		490
Noninterest income	538	224	—		762
Noninterest expense	9,972	5,431	(980	)(B)	14,423
Income before income taxes	5,365	943	498		6,806
Provision for income taxes	2,189	1	592	(C)	2,782
Net income	$3,176	$942	$94		$4,024
Earnings per share:
Net income—basic	$0.82	$0.49			$0.83
Net income—diluted	$0.76	$0.48			$0.78
Weighted average shares:
Basic	3,865,330	1,911,218	969,809	(D)	4,835,139
Diluted	4,193,154	1,959,730	969,809	(D)	5,162,963

Statement of Earnings Pro Forma Adjustments

(A)       This adjustment represents a reduction in net interest earnings resulting from the cash consideration and transaction costs paid, totaling $9,791,000, at the average Federal funds rate for the year of 4.92%. Not included herein, 1st Pacific Bancorp anticipates issuing $5 million of trust preferred securities prior to the consummation of the merger and anticipates that its floating rate net interest cost on this issuance will be approximately 1.75% over the Fed Funds Sold market rate, or a total of approximately $52,000 net interest expense, after taxes.

(B)        Represents ongoing cost savings directly attributable to the transaction related to salary and benefits costs for reductions in personnel, whereby staff have been notified of their pending termination, totaling $1,330,000, and related to the cancellation of Landmark National Bank’s core data processing service contract totaling $114,000. This adjustment also includes $464,000 representing amortization expense for the core deposit intangible recorded as a fair value adjustment in purchase accounting, amortized over an estimated useful life of ten years using sum-of-the-years digits method of accounting. 1st Pacific Bancorp also anticipates other efficiencies from the combination of the two entities, such as cost savings associated with combining insurance policies and consolidating professional services, etc, which are not included herein.

(C)        Represents income taxes on the pro forma adjustments at a combined Federal and California statutory tax rate of approximately 41% totaling $205,000 and also includes an adjustment to increase Landmark National Bank’s provision for taxes to the statutory rate totaling $387,000.

(D)       1st Pacific Bancorp’s weighted average basic and diluted shares are each increased by 969,809 shares, which represents Landmark National Bank’s current shares outstanding of 1,917,448, multiplied by the exchange ratio of 0.778125, multiplied by 65% for the consideration paid in stock. All dilutive options and warrants of Landmark National Bank are estimated to be cashed out as a result of the merger.

DESCRIPTION OF 1ST PACIFIC BANCORP

Business

1st Pacific Bancorp is a California corporation incorporated on August 4, 2006 and is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended. 1st Pacific Bank of California is a wholly-owned bank subsidiary of 1st Pacific Bancorp and was incorporated in California on April 17, 2000. 1st Pacific Bank of California is a California corporation licensed to operate as a commercial bank under the California Banking Law by the California Department of Financial Institutions. In accordance with the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation  insures the deposits of 1st Pacific Bank of California. 1st Pacific Bank of California is a member of the Federal Reserve System.

A holding company reorganization was completed on January 16, 2007, whereby all outstanding shares of 1st Pacific Bank of California were converted into an equal number of shares of 1st Pacific Bancorp. Prior to the reorganization, 1st Pacific Bancorp had minimal activity, which was primarily related to preparing for the reorganization. At present, 1st Pacific Bancorp does not engage in any material business activities other than ownership of 1st Pacific Bank of California. References to 1st Pacific Bancorp in this section entitled “DESCRIPTION OF 1ST PACIFIC BANCORP” are references to 1st Pacific Bancorp (including 1st Pacific Bank of California), except for periods prior to January 16, 2007, in which case, references to 1st Pacific Bancorp are references to 1st Pacific Bank of California.

After completing its initial public offering, 1st Pacific Bank of California commenced operations on November 17, 2000, from a branch office in the Golden Triangle area of San Diego and a branch office in the Tri-Cities area of North San Diego County North County. Since then, 1st Pacific Bancorp has opened three branch offices, one in the Mission Valley area of San Diego, one in the Inland North County area of San Diego and the third in El Cajon in April of 2006. In addition, in December 2004, 1st Pacific Bank of California moved its executive offices from the Golden Triangle branch to a separate location in the same vicinity. On February 22, 2007, 1st Pacific Bancorp announced it had entered into a definitive agreement to acquire Landmark National Bank in a cash and stock transaction valued at $24.6 million. Subject to regulatory and shareholder approval, Landmark National Bank will be merged into 1st Pacific Bank of California, which will add Landmark National Bank’s two branch offices in Solana Beach and La Jolla to 1st Pacific Bank of California’s branch network.

1st Pacific Bank of California is organized as a single operating unit with five full-service branch offices. 1st Pacific Bancorp’s primary source of revenue is interest earned on loans it provides to customers. 1st Pacific Bancorp funds its lending activities primarily through providing deposit products and services to customers. 1st Pacific Bancorp’s customers are predominately small and medium-sized businesses and professionals in San Diego County. As of December 31, 2006, 1st Pacific Bancorp has grown to over $318 million in total assets.

Strategy

1st Pacific Bancorp’s mission statement is: “To build relationships that create significant results for our customers, employees, shareholders and community.”  1st Pacific Bancorp believes that to be successful in its competitive environment, it needs to attract and retain great people (e.g. directors and employees) to foster and grow loyal client relationships, which build enduring franchise value. This strategy is synopsized by 1st Pacific Bancorp’s corporate motto:  People.Relationships.Results. 1st Pacific Bancorp’s vision of being a leading provider of commercial banking services in its markets is accentuated by three goals, to become:

A compelling place to work—1st Pacific Bancorp will demonstrate a high performance and high-energy culture where the corporate values are embraced and lived out by “Gung Ho” employees.

A compelling place to bank—clients will experience perceptive listening, active responses, and significant results that add value to their businesses and will become “Raving Fan” customers.

A compelling place to invest—shareholders will receive outstanding shareholder value and the pride of participating in “The Bank” in the San Diego region.

1st Pacific Bancorp’s strategy during its early de novo years was focused on achieving growth and market share. As 1st Pacific Bancorp has matured, the strategy has progressively shifted to achieve more significant profitability. 1st Pacific Bancorp intends to grow within its current equity base for the immediate future, utilizing retained earnings and debt instruments, as needed, to bolster capital ratios and minimize shareholder dilution. 1st Pacific Bancorp intends to communicate regularly with its shareholders and increase awareness among the brokerage community to promote stock liquidity and market value. To be successful, 1st Pacific Bancorp emphasizes systems which attract, retain, reward and develop employees, including strategies that encourage employees to think like owners, such as profit sharing plans and employee stock ownership initiatives. To foster long term, profitable customer relationships, 1st Pacific Bancorp utilizes customer surveys to promote exceptional customer service and customer profitability measurement tools to identify and strengthen the most beneficial relationships; 1st Pacific Bancorp’s franchise value is ultimately rooted in its customer base.

Services Offered

General.   The primary operational focus of 1st Pacific Bancorp is to meet the financial services needs of its target market—small and medium-sized businesses and professionals—within its service area. Therefore, 1st Pacific Bancorp offers a full line of loan and deposit products and certain related financial services designed to cater to this target market. As a community bank, 1st Pacific Bancorp’s personnel are actively involved in the community and an emphasis is placed on personalized “relationship banking,” where the banking relationship is predicated on the banker’s familiarity with the customer and their business.

Lending Services.   As discussed in further detail below, 1st Pacific Bancorp’s lending activities focus on commercial and residential real estate loans, construction loans, commercial business loans and loans made or guaranteed through the SBA loan program responsive to the target market’s needs. 1st Pacific Bancorp believes these loan products take advantage of the economic growth and the consolidation of banking institutions in San Diego County and contiguous areas, which have created opportunities for an independent, service-oriented bank.

Real Estate Loans.   1st Pacific Bancorp offers real estate loans for construction and term financing. Construction loans include loans for single-family homes (both owner occupied and speculative), small residential tract developments, commercial projects (such as multi-family housing, industrial, office and retail centers) and early stage acquisition and development loans for land and lots. Permanent financing is offered for commercial properties and single-family residential properties.

Commercial Loans.   1st Pacific Bancorp offers the following types of commercial loans:

•       Short-term working capital loans, both secured and unsecured.

•       Revolving credit accounts, secured and unsecured, such as credit extensions supported by formal business assets (e.g. accounts receivable and inventory).

•       Single purpose loans, such as term loans for facilities, plant and equipment.

•       Stand-by letters of credit.

SBA Loan Programs.   The SBA, headquartered in Washington, D.C., and operating in 10 regions throughout the United States, offers financial assistance to eligible small businesses in the form of partial government guarantees on loans made to such businesses by qualified participating lenders under the SBA’s guaranteed loan program (the “7(a) program”). In order to be eligible for the 7(a) program, a business generally must be operated for profit and, depending on the industry of the potential borrower, must fall within specified limitations on numbers of employees or annual revenues. 1st Pacific Bank of California is an SBA qualified participating lender and, in 2002, was awarded SBA’s “Preferred Lender” status. This Preferred Lender status allows 1st Pacific Bancorp to make loans under SBA programs without prior SBA approval.

SBA 7(a) program loans are SBA-guaranteed loans made by approved financial institutions. For term loans, the loan guarantees vary from 75% to 85% of the loan balance, depending on the size of the loan, and terms vary from five to twenty-five years depending on the purpose of the loan. Revolving loans are limited to a maximum term of seven years and the loan guarantee may not exceed 50% of the loan amount. The aggregate balance of the SBA guaranteed portions of all outstanding SBA loans to one borrower and its affiliates may not exceed $2.0 million.

SBA 7(a) program loans are typically written at variable rates of interest, which rates are generally limited by SBA guidelines. These guidelines limit the maximum rate for loans with maturities less than seven years to 225 basis points over the lowest prime-lending rate published in The Wall Street Journal (“WSJ Prime”). The maximum rate for loans with maturities in excess of seven years is 275 basis points over the WSJ Prime. Typically rates are adjusted on the first day of each calendar quarter.

In addition to participation in the SBA’s 7(a) programs, 1st Pacific Bancorp also offers loans primarily for real estate-related projects under Section 504 of the Small Business Administration Act of 1953 (“504 loans”), such as for purchasing land and improvements, construction, modernizing or converting existing facilities and purchasing certain machinery and equipment. Under the 504 loan program, the borrower must provide at least 10% of the equity for the financing. Under a typical 504 loan, 1st Pacific Bancorp will make a loan for 50% of the principal amount, which is secured by, among other assets, a first priority mortgage on the underlying property. 1st Pacific Bancorp will provide the remaining amount of the funds as a short-term loan with a maturity from 90 days up to one year (the “Bridge Loan”). The borrower repays the Bridge Loan with the proceeds received from a bond issuance by a certified development company—not-for-profit corporations established to create and issue debt securities that are fully guaranteed by the SBA. The debt securities are sold to institutional investors.  Under the 504 loan program, SBA debentures may be issued up to $4.0 million and, if a public policy is met, up to $8.0 million for manufacturers.

Like many other government programs, the lending programs of the SBA are federal government programs authorized by legislation and uncertainties surround the SBA programs due to reliance on the United States Congress and the federal budgeting process for each fiscal year. There can be no assurance that the SBA lending program will continue in its present manner.

Consumer Loans.   1st Pacific Bancorp offers consumer loans, which generally encompass loans for a personal, family or household purpose. These loans comprise a proportionately smaller portion of 1st Pacific Bancorp’s overall loan portfolio. However, these loans are important in terms of servicing customer needs in the market area of 1st Pacific Bancorp’s offices and ancillary lending needs of 1st Pacific Bancorp’s primary target market.

Deposit Products and Services.   1st Pacific Bancorp’s expertise is developing custom-tailored financial solutions for individuals, businesses and professionals desiring personalized banking services. 1st Pacific Bancorp offers a wide range of accounts and services, designed around the needs and preferences of its customers. Account officers consult with the various specialists in 1st Pacific Bancorp to satisfy the customer’s immediate and long-range deposit and borrowing needs.

Bank Deposits.   1st Pacific Bancorp offers personal and business checking, money market, savings and certificates of deposit accounts which can all be tied into a one-statement banking package. The types and terms of such accounts are offered on a competitive basis. The interest rates payable by 1st Pacific Bancorp on the various types of interest-bearing deposit accounts are a function of a number of factors, including rates paid by 1st Pacific Bancorp’s competitors, the need for liquidity for lending operations and the changes in monetary policy as announced by the Federal Open Market Committee.

Cash Management Services.   1st Pacific Bancorp specializes in meeting the unique banking needs of business owners. 1st Pacific Bancorp accomplishes this by having developed a comprehensive set of cash management tools and services. Some of the cash management products 1st Pacific Bancorp offers are online banking, automated clearing house (“ACH”) origination, wire transfers, daily sweep products, lockbox processing and account transfers / management. 1st Pacific Bancorp also has a wire transfer system with advanced features for business customers that, among other things, provides immediate confirmation of wire receipts. In addition to these products, 1st Pacific Bancorp offers courier service to collect deposits from San Diego-area customers and has a correspondent relationship with another bank allowing 1st Pacific Bancorp to accept deposits at thousands of third party locations for non-local depository needs.

During the fourth quarter of 2006, 1st Pacific Bancorp introduced a new service, Remote Deposit Capture. This service utilizes Check 21 technology and allows the customer to create and submit a deposit from their place of business. Check 21 is also known by its full name, the Check Clearing for the 21st Century Act. See the section entitled “COMPARISONS BETWEEN 1ST PACIFIC BANCORP AND LANDMARK NATIONAL BANK—Supervision and Regulation” for further information. More recently, in March 2007, 1st Pacific Bancorp introduced BusinessPro Deposit Link. This additional feature has been added to 1st Pacific Bancorp’s online banking program for businesses. Deposit Link will allow customers to make deposits into their checking accounts from their office. Checks can be scanned, transmitted and deposited to their business checking account using their office computer. This service will be especially valuable to customers who frequently make deposits by reducing their courier and/or bank visit expenses.

1st Pacific Bancorp believes that these services, as well as the other customer convenience services that it offers, allow 1st Pacific Bancorp to offer a competitive and customized package of services to its customers.

Internet Banking.   1st Pacific Bancorp utilizes technology and the Internet as a secondary means for servicing customers. Through “Internet banking” customers may conduct their banking business remotely from any location with an Internet connection. Business customers are able to access cash management products, which allow users to, among other things, originate wire transfers and ACH transactions. In addition, business customers can have multiple users access accounts via the  Web site, and each user can have separately defined user capabilities. Despite the capabilities to access these electronic banking services, customers always have the opportunity to discuss specific banking needs with a knowledgeable service representative available in one of 1st Pacific Bancorp’s offices.

Marketing Focus

1st Pacific Bancorp advertises and markets its services primarily to targeted customers in its primary service area. 1st Pacific Bancorp focuses on meeting the needs of its targeted customers, as well as meeting the challenge from its competitors. Among other things, 1st Pacific Bancorp attempts to capitalize on customers’ frustration with and adverse reaction to the loss of locally controlled and managed financial institutions to large, out-of-state buyers. 1st Pacific Bancorp established an advisory board in November 2002, which consists of up to 15 local community leaders. In addition to their role as advisors to 1st Pacific Bancorp, the advisory board members represent 1st Pacific Bancorp at key events and increase 1st Pacific Bancorp’s visibility and participation with numerous regional leadership organizations and civic groups. Furthermore, the members of the board of directors are highly visible and active in the San Diego community. Over time, 1st Pacific Bancorp expects to continue to benefit from involvement in civic activities and the positive association with 1st Pacific Bancorp. Public relations efforts emphasize 1st Pacific Bancorp’s local ownership, service and loyalty to its community.

Service Area

1st Pacific Bancorp considers its primary market to be the greater San Diego County region. 1st Pacific Bancorp has located its executive office and full service bank branching system within this area. 1st Pacific Bancorp’s executive office and its largest branch office are both located in the Golden Triangle area of San Diego, which is the hub of the “North City” business center. 1st Pacific Bancorp’s second largest branch office is located in the Tri-Cities area of North County (Oceanside, Carlsbad and Vista). 1st Pacific Bancorp’s third branch office was opened in 2003 in the Mission Valley area of San Diego. In 2005, 1st Pacific Bancorp opened its fourth branch office in the Inland North County Area of San Diego along the Interstate 15 corridor. A fifth branch office was opened in April 2006 in the East County Area of San Diego, specifically in El Cajon. On February 22, 2007, 1st Pacific Bancorp announced it had entered into a definitive agreement to acquire Landmark National Bank in a cash and stock transaction valued at $24.6 million. Subject to regulatory and shareholder approval, Landmark National Bank will be merged into 1st Pacific Bank of California, which will add Landmark National Bank’s two branch offices in Solana Beach and La Jolla to 1st Pacific Bancorp’s branch network.

The San Diego regional economy is an important and growing center for high-technology industries such as telecommunications, biotechnology, electronics, and software. There is also a significant recreational goods manufacturing industry in the region. The aerospace and defense industries, the traditional industries of the region, still contribute significantly to the economy. Construction, agriculture, other manufacturing, wholesale and retail trade, and tourism are also important sectors. All of these industries have been volatile in the recent past. San Diego County’s commercial real estate market remained strong throughout the third quarter 2006. It is believed that the San Diego County economy has held up stronger than other parts of the country due to a diversified work force. At the end of the third quarter 2006, the unemployment rate for San Diego County rose 0.3% to 3.9%, as compared to the fourth quarter 2005 figure. As of December 2006, San Diego County’s unemployment rate is 1.1% lower than California’s rate of 5.0% and is 0.9% lower than the overall United States rate of 4.8%.

While the Southern California region continues to be susceptible to the effects of the national recession, the regions productivity continues to exceed most areas of the country. However, rapidly rising health and liability insurance costs are becoming overwhelming for California businesses. Over the past year, the average increase in health insurance premiums for small businesses was 15% and the average increase for large businesses was 13.5%. Increased energy costs have also impacted regional businesses as electricity, water, natural gas and gasoline prices continue to be some of the highest in the nation. The exodus of more mobile companies has quietly begun as long time manufacturers continue to move to more affordable areas in search of lower operating costs, tax breaks and less expensive real estate. For those companies that are tied to Southern California, the Southwest Riverside County community of Temecula has become one of the nation’s fastest growing areas. Its population growth for the past year exceeded the growth in San Diego County and its employment base continues to expand with new employers. Although the unemployment rates, at December 31, 2006, for Riverside (4.3%) and Los Angeles (5.1%) Counties remain higher than that of San Diego (3.9%) and Orange (3.2%) Counties, both employment centers are on par with the nation as a whole.

San Diego County’s economy remains vulnerable despite a greater level of diversity and less reliance upon defense related industries. Although the county has experienced significant growth in recent years and current estimates believed to be reliable continue to project further growth, 1st Pacific Bancorp cannot guarantee that such future growth will occur as estimated and that currently unforeseen economic circumstances, such as a slow-down in one or more of the region’s major industries or employers, or a general change in the general economy of the region, the state or the nation, or a change in 1st Pacific Bancorp’s competition, as discussed below, would not reverse or slow-down these growth trends and pose new challenges to the success of 1st Pacific Bancorp. Historically economic trends tend to run in cycles of varying duration and 1st Pacific Bancorp will have no ability to control such cycles. The ongoing success of

1st Pacific Bancorp depends in large part on the ability of 1st Pacific Bancorp to adapt to such changes, utilizing such management, capital resources and business acumen as is available to 1st Pacific Bancorp at such time.

Risk Management

As a fundamental part of its business, 1st Pacific Bancorp has developed risk management practices to identify, measure, monitor and control the risks involved in its various products and lines of business. While 1st Pacific Bancorp’s business is dependent on taking risks, appropriate management of these business risks is critical to its success. 1st Pacific Bancorp has a risk management program to evaluate a broad spectrum of risks, including, but not limited to, credit risk, market risk, liquidity risk, operational risk, legal risk and reputational risk. In assessing its risk management practices across 1st Pacific Bancorp’s functional areas (e.g. lending, branch operations, informational technology, asset and liability management, and administration), management considers the following elements of a sound risk management system in each critical area:  the level of board and senior management oversight; the adequacy of policies, procedures and limits; the adequacy of internal controls; the results of internal monitoring and/or independent reviews and audits; and the experience of its personnel.

In recent years, 1st Pacific Bancorp has experienced strong growth in loans, deposits and total assets. Increased levels of staffing, new office space, and increased utilization of vendor services, such as data processing and professional services, have facilitated this growth. While 1st Pacific Bancorp believes it has a sound risk management program that will address its future growth plans, 1st Pacific Bancorp’s ability to manage future growth will depend on, among other things, its ability to manage associated risks, including: monitoring operations, controlling funding costs and operating expenses, maintaining positive customer relations, and hiring and retaining qualified personnel.

Competition

The banking business in California, generally, and specifically in the greater San Diego and adjacent areas, is highly competitive with respect to both loans and deposits. The business is dominated by a relatively small number of major banks, most of which have many offices operating over wide geographic areas. Many of the major commercial banks and their affiliates, including those headquartered outside California, offer certain services (such as trust and securities brokerage services) that are not offered directly by 1st Pacific Bancorp. By virtue of their greater total capitalization, such banks have substantially higher lending limits than 1st Pacific Bancorp and substantially larger advertising and promotional budgets. In addition, 1st Pacific Bancorp faces competition from other community banks headquartered in the greater San Diego area that are also serving individuals and businesses.

In recent years, a large number of mergers and consolidations of both banks and savings entities have occurred in California and throughout the nation. A substantial number of the larger banks have been involved in major mergers. The result is that these institutions generally have centralized and standardized their services. Similarly, most lending functions and decisions are sent outside the area. Acquisitions by major interstate bank holding companies and other large acquirers in the greater San Diego vicinity have resulted in numerous branch consolidations in the area. Many long-standing relationships have been disrupted or severed, while many other customers are now subjected to less personalized and more “standardized” services.

As a result of this merger and consolidation activity, since 2000, community banking in San Diego has undergone a renaissance, with close to 20 new or de novo banks opening. Despite the increased competition from newer community banks, larger institutions continue to control the majority of the deposit market share in the region and 1st Pacific Bancorp believes that this continues to present 1st Pacific Bancorp with the opportunity to attract customers who are dissatisfied with the level of service provided by larger banks. Additionally, it is expected that merger activity will continue to provide opportunities in its market area.

In order to compete with the major financial institutions in 1st Pacific Bancorp’s primary service areas, 1st Pacific Bancorp uses to the fullest extent possible the contacts of its organizers, founders, advisors, directors and officers with residents and businesses in 1st Pacific Bancorp’s primary service areas. 1st Pacific Bancorp emphasizes specialized services, local promotional activity and personal contacts by 1st Pacific Bancorp’s officers, directors and other employees. Programs have been developed to specifically address the needs of small to medium-sized businesses, professional businesses, as well as business owners and their employees. As necessary, 1st Pacific Bancorp can arrange for loans that are too large, due to legal lending limits, for 1st Pacific Bancorp to make by itself, to be made on a participation basis with other financial institutions and intermediaries.

Employees

Currently, 1st Pacific Bank of California employs Messrs. A. Vincent Siciliano, James H. Burgess, Larry A. Prosi, and Richard H. Revier, under written employment agreements. For more information, see the section entitled “DESCRIPTION OF 1ST PACIFIC BANCORP—Executive Compensation-Employment Agreements” below. On December 31, 2006, 1st Pacific Bancorp employed 72 persons full-time and 7 persons part-time. None of 1st Pacific Bancorp’s employees are represented by any collective bargaining agreements. 1st Pacific Bancorp considers its relations with employees to be excellent.

Properties

1st Pacific Bancorp’s and 1st Pacific Bank of California’s corporate headquarters is located at 4275 Executive Square, La Jolla, California. In addition, 1st Pacific Bank of California currently operates five branch offices in San Diego County. In April 2006, 1st Pacific Bank of California opened its fifth branch office in El Cajon, California. Each office is leased pursuant to an operating lease, the principal terms of which are outlined in the table below.

Date Opened	Address	Approx. Usable Sq. Footage	Current Monthly Obligation	Lease Expiration
12/2004	Corporate Headquarters	4,307	$16,079	1/2008
	4275 Executive Square, Ste. 650, La Jolla, CA
11/2000	Golden Triangle Branch Office	3,920	$13,557	12/2007
	7728 Regents Road, Ste. 503, San Diego, CA
11/2000	Tri-Cities Branch Office	2,838	$10,421	12/2009
	3500 College Blvd., Oceanside, CA
8/2003	Mission Valley Branch Office	3,904	$11,008	8/2013
	8889 Rio San Diego Dr., San Diego, CA
2/2005	Inland North County Branch Office	4,664	$15,310	2/2012
	13500 Evening Creek Dr. North, Ste. 100, San Diego, CA
11/2005	East County Branch Office	1,950	$3,500	12/2006
	169 E. Main St., El Cajon, CA

Management believes that 1st Pacific Bancorp’s present facilities are in good physical condition and are adequately covered by insurance. Certain of the leases noted above contain options to extend the term of the lease. 1st Pacific Bancorp is confident that, if necessary, it would be able to secure suitable alternative space on similar terms without having a substantial effect on operations.

The following is information regarding new leased facilities, which facilities will replace the leases shown above for the corporate headquarters, the Golden Triangle Branch Office, and the East County Branch Office, and in which 1st Pacific Bancorp anticipates commencing occupancy in 2007:

Anticipated Lease Commencement	Address	Approx. Usable Sq. Footage	Approx. Future Monthly Obligation	Lease Expiration
8/2007	East County Branch Office	4,000	$9,200	7/2017
	343 E. Main St., El Cajon, CA
9/2007	Corporate Headquarters and Branch Office	15,778	$57,110	8/2017
	9333 Genesee Ave., San Diego, CA

Legal Proceedings

1st Pacific Bancorp and its subsidiary are involved only in routine litigation incidental to the business of banking, none of which 1st Pacific Bancorp’s management expects to have a material adverse effect on 1st Pacific Bancorp.

Code of Ethics

1st Pacific Bank of California has adopted a code of ethics that applies to 1st Pacific Bank of California’s Chief Executive Officer, Chief Financial Officer, Chief Credit Officer, Chief Banking Officer and senior managers, a copy of which is available on 1st Pacific Bank of California’s Web site at www.1stpacbank.com. 1st Pacific Bancorp has adopted a code of ethics that mirrors that of 1st Pacific Bank of California and which is also on 1st Pacific Bank of California’s Web site at www.1stpacbank.com.

Securities Authorized for Issuance Under Equity Compensation Plan

The Second Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California has been previously approved by 1st Pacific Bancorp’s shareholders. 1st Pacific Bancorp has no equity compensation plans not previously approved by shareholders. The following table sets forth certain information concerning aggregate common stock options authorized for issuance under the Second Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California.

EQUITY COMPENSATION PLAN INFORMATION
AT DECEMBER 31, 2006

Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under the Plan (excluding securities reflected in Column 1)
809,642	$7.32	227,500

Securities Ownership of Officers, Directors and Principal Shareholders

The following tables set forth information as of March 28, 2007, pertaining to beneficial ownership of common stock by management of 1st Pacific Bancorp, all director nominees, and all directors and executive officers of 1st Pacific Bancorp as a group. As used throughout this section entitled “Securities Ownership of Officers, Directors and Principal Shareholders”, the term “executive officer” means President/Chief Executive Officer, Executive Vice President/Chief Credit Officer, Executive Vice President/Chief Financial Officer and Executive Vice President/Chief Operating Officer. 1st Pacific Bancorp is not aware of any other person(s) who own 5% or more of any class of 1st Pacific Bancorp’s voting securities. The information contained herein has been obtained from 1st Pacific Bancorp’s records and from information furnished directly to 1st Pacific Bancorp by each individual or entity.

Name of Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percent of Class(3)
James H. Burgess, Executive Vice President and Chief Financial Officer	54,624	(4)	1.39%
Robert P. Cange, Director	64,854	(5)	1.65%
Albert Colucci, Director	157,294	(6)	4.00%
Veronica Z. Froman, Director	11,516	(7)	0.30%
James G. Knight, M.D., Director	95,260	(8)	2.42%
Susan Lew, Director	138,328	(9)	3.52%
Albert Logan, CPA, Director	71,558	(10)	1.82%
Larry Prosi, Executive Vice President and Chief Operating Officer	15,200	(11)	0.39%
Richard H. Revier, Executive Vice President and Chief Credit Officer	51,884	(12)	1.32%
A. Vincent Siciliano, Director, President and Chief Executive Officer	130,326	(13)	3.25%
Directors and Executive Officers as a Group (10 Persons)	790,844	(14)	18.37%

       (1) Each individual may be contacted at 1st Pacific Bank of California, 4275 Executive Square, Suite 650, La Jolla, California 92037.

       (2) Includes all shares beneficially owned, whether directly and indirectly, individually or together with associates, jointly or as community property with a spouse, as well as any shares as to which beneficial ownership may be acquired within 60 days of March 28, 2007 by the exercise of options. Unless otherwise specified in the footnotes that follow, the indicated person has shared voting power and shared investment power with respect to the shares.

       (3) Each percentage is based upon the total number of shares beneficially owned and held by each individual at March 28, 2007, plus the number of shares that such individual has the right to acquire within 60 days of March 28, 2007, by the exercise of that individual’s stock options.

       (4) Includes 12,800 shares as to which Mr. Burgess has sole voting and investment power; 36,624 shares that may be acquired through exercise of stock options.

       (5) Includes 6,560 shares as to which Mr. Cange has sole voting and investment power; 35,594 shares that may be acquired through exercise of stock options.

       (6) Includes 42,302 shares that may be acquired through exercise of stock options.

       (7) Includes 3,176 shares as to which Ms. Froman has sole voting and investment power; 8,340 shares that may be acquired through exercise of stock options.

       (8) Includes 6,180 shares as to which Dr. Knight has sole voting and investment power; 47,920 shares that may be acquired through exercise of stock options.

       (9) Includes 38,328 shares that may be acquired through exercise of stock options.

(10) Includes 35,558 shares that may be acquired through exercise of stock options.

(11) All 15,200 shares may be acquired through exercise of stock options.

(12) Includes 14,300 shares as to which Mr. Revier has sole voting and investment power; 36,384 shares that may be acquired through exercise of stock options.

(13) Includes 2,000 shares as to which Mr. Siciliano has sole voting and investment power; 114,126 shares that may be acquired through the exercise of stock options.

(14) Includes 410,376 shares that may be acquired through the exercise of stock options.

Effect of the Merger on Securities Ownership of Officers, Directors and Principal Shareholders

The following table indicates the effect of the merger with Landmark National Bank on the amount and percentage of holdings of 1st Pacific Bancorp’s common stock by management of 1st Pacific Bancorp, all director nominees, and all directors and executive officers of 1st Pacific Bancorp as a group. The information provided is based upon such shareholder’s holdings as of March 28, 2007, and based on the assumptions that (i) all option holders and warrant holders of outstanding in-the-money Landmark National Bank options and warrants as of the date of the merger agreement elect to receive cash in the amount of $12.45 less the exercise price of the options or warrants in exchange for cancellation of such options and warrants, (ii) the exchange ratio remains 0.778125, and (iii) 65% of the total merger consideration will be paid in the form of 1st Pacific Bancorp common stock and the remaining 35% will be paid in cash, resulting in 969,809 shares of 1st Pacific Bancorp common stock being issued to Landmark National Bank common shareholders.

Name of Owner(15)	Amount and Nature of Beneficial Ownership(16)		Percent of Class(17)
James H. Burgess, Executive Vice President and Chief Financial Officer	54,624	(18)	1.11%
Robert P. Cange, Director	64,854	(19)	1.32%
Albert Colucci, Director	157,294	(18)	3.21%
Veronica Z. Froman, Director	11,516	(19)	0.24%
James G. Knight, M.D., Director	95,260	(20)	1.94%
Susan Lew, Director	138,328	(21)	2.82%
Albert Logan, CPA, Director	71,558	(22)	1.46%
Larry Prosi, Executive Vice President and Chief Operating Officer	15,200	(23)	0.31%
Richard H. Revier, Executive Vice President and Chief Credit Officer	51,884	(24)	1.06%
A. Vincent Siciliano, Director, President and Chief Executive Officer	130,326	(25)	2.62%
Directors and Executive Officers as a Group (10 Persons)	790,844	(26)	14.99%

(15) Each individual may be contacted at 1st Pacific Bank of California, 4275 Executive Square, Suite 650, La Jolla, California 92037.

(16) See prior table footnotes.

(17) Reflects percentage of beneficial ownership after the effects of assuming the issuance of 969,809 shares of 1st Pacific Bancorp common stock to Landmark National Bank common shareholders.

(18) - (26)—See Prior table footnotes.

Board of Directors and Committees

Given that the holding company reorganization of 1st Pacific Bancorp as the parent company of 1st Pacific Bank of California was not completed until January 16, 2007, the following historical information relates to the board of directors and committees of 1st Pacific Bank of California. All directors of 1st Pacific Bank of California now serve as directors of 1st Pacific Bancorp and 1st Pacific Bancorp has created committees with membership, charters and responsibilities that mirror those of 1st Pacific Bank of California.

Meetings

During the fiscal year ended December 31, 2006, the board of directors held a total of 13 meetings. Each of the directors during 2006 attended at least 75% of the aggregate of (i) the total number of board of director meetings and (ii) the total number of meetings held by all committees of the board of directors on which such director served during 2006. 1st Pacific Bancorp expects all directors to attend its annual shareholder meetings; all eight of the then current directors attended the annual meeting of shareholders in 2006.

Committees of the Board of Directors

Audit Committee.   1st Pacific Bank of California and 1st Pacific Bancorp each has an audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, comprised of: Albert Logan, CPA (Committee Chair), James G. Knight, M.D., Susan Lew and Veronica Z. Froman. Each member of the audit committee is independent as defined under the applicable rules of the Securities and Exchange Commission and NASDAQ Stock Market (“NASDAQ”) listing standards. The board of directors of 1st Pacific Bank of California has adopted a written charter for the audit committee, a copy of which was attached as Appendix A to the 2005 proxy statement. The board of directors of 1st Pacific Bancorp has adopted a written charter for the audit committee, a copy of which is available on 1st Pacific Bank of California’s Web site—www.1stpacbank.com. The responsibilities of the audit committee, as more fully described in its charter, include recommending to the board of directors the independent auditors to be selected, reviewing the scope and procedures of proposed audits and the results of audits, reviewing the adequacy and effectiveness of accounting and financial controls, and reviewing the internal auditing function and the financial statements of 1st Pacific Bank of California. During the fiscal year ended December 31, 2006, the audit committee held a total of six (6) meetings.

The board of directors has determined that Albert Logan, CPA, who serves on the audit committee, is an “audit committee financial expert” as defined under Item 401(h) of Regulation S-K.

Personnel/Compensation Committee.   1st Pacific Bank of California has a personnel/compensation committee comprised of: Susan Lew  (Committee Chair), Veronica Z. Froman, and James G. Knight, M.D. During the fiscal year ended December 31, 2006, the personnel/compensation committee held a total of six (6) meetings. The responsibilities of the personnel/compensation committee are to oversee compensation and benefits issues of 1st Pacific Bank of California and to review compensation of 1st Pacific Bank of California’s executive officers. 1st Pacific Bancorp has a compensation committee comprised of the same individuals and with the same responsibilities with respect to 1st Pacific Bancorp. The compensation committee of 1st Pacific Bancorp also administers the Second Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California.

Nominating & Corporate Governance Committee.   1st Pacific Bank of California and 1st Pacific Bancorp each has a nominating & corporate governance committee comprised of the following, each of which is independent as defined under applicable NASDAQ rules:  Susan Lew (Committee Chair), Albert Colucci, Robert P. Cange and James G. Knight, M.D. The nominating & corporate governance committee of 1st Pacific Bank of California has a charter, a copy of which is available on 1st Pacific Bank of California’s Web site—www.1stpacbank.com. The nominating & corporate governance committee of 1st Pacific Bancorp  also has a charter, a copy of which is available on 1st Pacific Bank of California’s Web site—www.1stpacbank.com.   Shareholders may also obtain a copy of the charter by contacting the Corporate Secretary of 1st Pacific Bancorp at 1st Pacific Bancorp’s corporate headquarters.

The purpose of the nominating & corporate governance committee is to interview, evaluate, nominate and recommend individuals for membership on the board of directors and committees thereof. This committee also reviews and recommends corporate governance policies and procedures. The nominating & corporate governance committee will consider nominees for the board of directors recommended by shareholders. Shareholders desiring to recommend nominees must submit proposals to the Corporate Secretary in accordance with established procedures set forth in the section entitled, “SHAREHOLDER PROPOSALS” below.  The nominating & corporate governance committee has a policy with respect to director candidates that applies whether the recommendations are made by shareholders or the committee. Certain qualifications and considerations that the nominating & corporate governance committee takes into account include whether candidates possess such attributes and experience as are necessary to provide a broad range of characteristics, including diversity, management skills, financial, technological and business experience, as well as whether such candidates are able to commit the requisite time for preparation and attendance at regularly scheduled meetings and to participate in other matters necessary for good corporate governance.

The nominating & corporate governance committee recommended to the board of directors each of the director nominees discussed in Proposal II, each of whom is an incumbent board member. During the fiscal year ended December 31, 2006, the nominating & corporate governance committee held a total of one (1) meeting.

Transactions With Directors, Executive Officers and Principal Shareholders

Some of 1st Pacific Bancorp’s and 1st Pacific Bank of California’s directors, executive officers and principal shareholders, as well as their associates, are customers of, and have had banking transactions with, 1st Pacific Bank of California in the ordinary course of 1st Pacific Bank of California’s business. All such transactions, (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to 1st Pacific Bank of California or 1st Pacific Bancorp, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features. 1st Pacific Bancorp expects 1st Pacific Bank of California to have such ordinary banking transactions with such persons in the future on terms and conditions identical to those with unrelated third parties and to the extent permitted by regulations.

All of the directors of 1st Pacific Bancorp, and both Christopher S. McKellar and Ronald J. Carlson, who will be invited to join the board of directors of 1st Pacific Bancorp at the time the merger becomes effective, but excluding A. Vincent Siciliano, its chief executive officer and a director, qualify as “independent,” as defined by the listing standards of the NASDAQ Stock Market. 1st Pacific Bancorp’s Nominating/Corporate Governance Committee Charter requires that at least 75% of its directors qualify as “independent,” as defined by the listing standards of the NASDAQ Stock Market.

Other Material Transactions

There are no existing or proposed material transactions between 1st Pacific Bancorp or 1st Pacific Bank of California and any of its directors, executive officers, or beneficial owners of 5% or more of the common stock, Christopher S. McKellar and Ronald J. Carlson, who will be invited to join the board of directors of 1st Pacific Bancorp at the time the merger becomes effective, or the immediate family or associates of any of the foregoing persons.

All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to 1st Pacific Bancorp than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and loans, and any forgiveness of loans, shall be approved by a majority of 1st Pacific Bancorp’s independent directors who do not have an interest in the transactions and who have access, at 1st Pacific Bancorp’s expense, to 1st Pacific Bancorp’s or independent legal counsel.

Section 16(a) Beneficial Ownership Reporting Compliance

To 1st Pacific Bancorp’s knowledge, based solely on its review of filings, and amendments, by directors, officers and beneficial owners of more than 10% of a registered class of 1st Pacific Bank of California’s securities under the reporting rules of Section 16(a) of the Exchange Act, furnished to 1st Pacific Bank of California with respect to the 2006 fiscal year, there were no instances of failure to comply with Section 16(a) filing requirements, except Larry Prosi, who was unintentionally late filing one (1)  Form 4, which related to a grant of stock options. 1st Pacific Bancorp has a program in effect to assist its directors and executive officers in complying with the reporting rules of Section 16(a) of the Exchange Act. 1st Pacific Bancorp believes that this program effectively helps prevent most unintentional failures to comply with the reporting provisions.

Audit Committee Report

The following Audit Committee Report does not constitute “soliciting material” and should not be deemed “filed” or incorporated by reference into any other filing by 1st Pacific Bancorp under the Securities Act or the Exchange Act, except to the extent 1st Pacific Bancorp specifically incorporates this Audit Committee Report by reference into any document filed by 1st Pacific Bancorp under the Securities Act or the Exchange Act.

Management has the primary responsibility for the financial statements and the reporting process, including 1st Pacific Bank of California’s systems of internal controls. In fulfilling its oversight responsibilities, the audit committee of 1st Pacific Bank of California reviewed and discussed the audited financial statements for the year ended December 31, 2006 with management, including a discussion of the quality and the acceptability of 1st Pacific Bank of California’s financial reporting and controls. The audit committee reviewed with 1st Pacific Bank of California’s independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality and the acceptability of 1st Pacific Bank of California’s financial reporting and such other matters as are required to be discussed with the audit committee under generally accepted auditing standards, including the matters required to be discussed pursuant to Statement on Auditing Standards No. 61 and No. 90 (Communications with Audit Committees). In addition, the audit committee discussed with the auditors their independence from management and 1st Pacific Bank of California, including the matters in the auditors’ written disclosures provided to the audit committee as required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The audit committee has considered the compatibility of the provision of non-audit services with maintaining the auditors’ independence. The audit committee also discussed with 1st Pacific Bank of California’s internal and independent auditors the overall scope and plans for their respective audits. The audit committee meets periodically with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of 1st Pacific Bank of California’s internal controls and the overall quality of 1st Pacific Bank of California’s financial reporting.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors the inclusion of the audited financial statements in 1st Pacific Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Submitted by the audit committee of the board of directors.

Albert Logan, CPA (Committee Chair)
Veronica Z. Froman
James G. Knight, M.D.
Susan Lew

Executive Compensation

The board of directors of 1st Pacific Bancorp has appointed a Compensation Committee (“the Committee”) which is tasked to establish, supervise and review policies involving 1st Pacific Bancorp’s personnel performance, compensation and benefits.  1st Pacific Bank of California has an identical committee, composed of the same persons with the same responsibilities and during 2006 references to the “Committee” should be understood to be references to that committee of 1st Pacific Bank of California.

The Committee is made up of three independent outside directors. The Committee meets on a regular basis to review and approve both policy recommendations and compensation actions that impact the senior officers of the organization. The Committee has a defined Committee Charter which provides for a broad scope of responsibilities to “establish, supervise and review all matters related to compensation within the organization and in particular with regard to matters of compensation affecting officers that hold the corporate title of Senior Vice President and above.”

In compliance with the SEC Proxy Disclosure requirements, the following is the Compensation Discussion and Analysis as it pertains to the 2006 fiscal year. This discussion and analysis is focused on the material principles that underlie 1st Pacific Bancorp’s executive compensation policies and decisions.

Compensation Discussion and Analysis

Philosophy

It is the philosophy of the Committee and the board of directors to insure that 1st Pacific Bancorp has the policies and processes in place that will enable 1st Pacific Bancorp to attract, motivate and retain the highest quality workforce while at the same time balancing those needs with the duty to enhance shareholder value. To achieve these goals the Committee reviews competitive market data and acts on it when warranted.

The Committee generally has a pay for performance philosophy. This means that compensation actions approved for executives are consistent with results achieved against predetermined objectives that the board of directors believes lead to optimal enhancement of shareholder value. For 2006, the Committee defined 1st Pacific Bank of California’s peer group as financial institutions operating in California that have assets ranging between $150 million and $300 million. 1st Pacific Bancorp uses asset size and geographic location as key elements in determining the appropriate peer group. 1st Pacific Bancorp utilizes two survey sources to assist with this process. They are the California Bankers Association Compensation and Benefits Benchmark Survey and the State of California, Department of Financial Institutions, Executive Officer and Director Compensation Survey. 1st Pacific Bank of California’s asset size as of December 2006 was $318 million.

Objectives

The objectives of the compensation program are based on the pay for performance philosophy. 1st Pacific Bancorp’s focus is on objectives that align the executive compensation plan with the interests of shareholders. The pay for performance philosophy links company performance to individual performance and is designed to support the company’s strategic plan. It is 1st Pacific Bancorp’s intention, where applicable, to insure that measurable objectives are developed and communicated to participants prior to the commencement of a plan year and that following the completion of the plan year the results achieved are tied directly to the compensation received by plan participants.

1st Pacific Bancorp has targeted Return on Equity (“ROE”) as the primary objective on which executive performance is currently judged. This objective has been a key part of 1st Pacific Bank of California’s long term objectives since 1st Pacific Bank of California opened as a de novo bank on November 17, 2000. It is the Committee’s belief that ROE remains an important measure of the meaningful return to its shareholders.

1st Pacific Bank of California has also entered into individual employment contracts with each named officer in this report. The Committee’s compensation decisions are based on compliance with the elements within the individual contracts and the information obtained from the competitive market. Further, the provisions of the employment contracts themselves are based on the Committee’s evaluation of internal fairness and objectives of the organization as well as information obtained from the competitive market.

Compensation Elements

In developing its overall compensation strategy, the Committee reviews each element of compensation and the purposes of each. It then reviews the total of all elements of compensation in order to insure 1st Pacific Bancorp maintains an overall compensation strategy that is competitive. The elements of compensation included in this discussion and reflected in the charts are the following:

•       Base Salary

•       Short-Term Incentive (Annual Bonus)

•       Total Cash Compensation (Combination of Base Salary and Short-Term Incentive)

•       Long-Term Incentives (Equity Awards)

•       Benefits

•       Executive Perquisites/Executive Employment Contracts

The strategy behind each element of compensation has been defined as follows.

Base Salary.   The Committee has defined base salary as the fixed direct compensation paid an executive for performing specific job responsibilities. The Committee targets base salary between market median and the 65th percentile. The base salaries of the executives are reviewed from time to time against the competitive market and adjustments made in accordance with the market data and the requirements of the employment contracts.

Short-Term Incentives (Annual Bonus).   The Committee has defined short-term incentives as a bonus which is a form of variable pay paid in addition to base pay for results achieved over and above that expected for normal job performance. The Committee approved the 1st Pacific Bank of California Incentive Compensation Plan for Senior Management in 2005 (the “Senior Incentive Compensation Plan”). The Senior Incentive Compensation Plan is designed to reward senior management for productivity, high performance and implementing the business plan and vision of 1st Pacific Bancorp. The Senior Incentive Compensation Plan is designed to share rewards between shareholders and Senior Incentive Compensation Plan participants. In order for the Senior Incentive Compensation Plan participants to receive any form of payout, a minimum level of financial performance by 1st Pacific Bancorp must be achieved.

Under the terms of the Senior Incentive Compensation Plan, if earnings before incentive compensation (“EBIC”) is greater than the minimum Return on Average Equity (“ROAE”) for the relevant year, part of the excess amount is allocated to the Plan, with the Plan receiving between 20% and

35% of such excess. The larger the excess between EBIC and the minimum ROAE for the relevant year, the higher a percentage of the excess is payable to senior management. ROAE is based upon the generally accepted accounting principles definition of shareholder equity and does not include trust preferred securities or any debt instrument. In 2006 the plan specifies that no incentive compensation may be paid until 1st Pacific Bank of California achieves a minimum of nine percent (9%) ROAE before the payment of incentive compensation under this plan (“Adjusted ROAE”). In 2007 the minimum ROAE is increased to 10%. In 2006, if the EBIC is greater than a 9% ROAE, the executive’s share of the excess amount attributable to EBIC is:

Adjusted
ROAE:	9-11%	11-13%	13-14%	16%+
Senior Management
Incentive	20%	25%	30%	35%

The Chief Executive Officer (“CEO”) reviews the pool established and makes recommendations on all participants, including the CEO, to the Committee. The Committee reviews and approves final payout. The CEO is entitled to receive up to 40% of the pool. No participant shall be entitled to more than 40% without the approval of the board of directors.

Total Cash Compensation (Combination of Base Salary and Short-Term Incentive).   Total cash compensation is defined as the sum of base salary and short-term incentive received over an annual (12) month reporting period. The Committee’s philosophy regarding total cash compensation is to insure that total cash compensation exceeds the 65th percentile of the market in years in which the short-term objectives have been achieved.

Long-Term Objectives (Equity).   The Committee defines long-term incentives to include all forms of equity compensation. Equity compensation is an incentive designed to reward and retain executives for long-term performance. This type of compensation is linked to shareholder return and aligns the executives’ rewards with those achieved by shareholders.

The Committee does not have a formal equity strategy in place but rather has used its discretion in the award of stock options. The Committee’s strategy has evolved since its original de novo grants were made. Since that time, grants made have focused on new hires and executive promotions. The Committee decided to use only non-qualified stock option grants for the 2006 plan year. All options are priced based on the closing price of the stock on the last trading day prior to the date of grant.

The Committee and the board of directors are submitting to shareholders for their approval a new omnibus equity incentive plan at the 2007 annual shareholders’ meeting. The new plan, if approved, will enable 1st Pacific Bancorp to use other forms of stock based awards like restricted stock and performance shares when desired. See the section entitled,  “1ST PACIFIC BANCORP PROPOSAL III—APPROVAL OF OMNIBUS PLAN” for additional information. To insure that stock option grants have been valued in accordance with Financial Accounting Standards Board (“FASB”) guidelines, 1st Pacific Bancorp uses the Black-Scholes Model to value the cost of grants.

During 2006 the Committee authorized a grant of 10,000 non-qualified stock options to Mr. Prosi. The grant was made at the closing market price on the day prior to the date of the grant. The grant was made on October 10, 2006 at a price of $14.50. The grant vests 20% per year over a five (5) year period. This grant was made to Mr. Prosi in recognition of his promotion to Chief Operating Officer.

Benefits.   Benefits are defined as those plans not related to cash compensation or equity that are needed to insure that a competitive compensation total package is maintained. Benefits may be qualified or non-qualified.

The Committee’s strategy regarding benefits has been to insure that the plans in place are competitive and assist 1st Pacific Bancorp in attracting the talent needed. They are designed to provide for the basic health and welfare needs of employees. This approach to benefits is in keeping with the Committee’s desire to continue to foster a pay for performance rather than an entitlement culture. At the present, 1st Pacific Bancorp has a basic benefit package, which includes health and insurance benefits and a 401(k) with a discretionary matching provision. 1st Pacific Bancorp has no pension plan.

Executive Perquisites/Executive Employment Contracts.   Executive perquisites are those benefits provided to senior executives over and above the standard benefit package. These benefits are generally non-qualified. 1st Pacific Bancorp has no executive perquisites in place other than under the current employment contracts between the executives and 1st Pacific Bank of California. Employment contracts are in place for the current executive officers:

1.                President and Chief Executive Officer—A. Vincent Siciliano

2.                Executive Vice President and Chief Credit Officer—Richard H. Revier

3.                Executive Vice President and Chief Financial Officer—James H. Burgess

4.                Executive Vice President and Chief Banking Officer—Larry Prosi

Each employment contract denotes the minimum annual salary of the executive at the commencement of the contract and may provide for annual increases during the term of the contract. Other salary increases, if any, shall only be approved by 1st Pacific Bank of California board of directors in its sole discretion. The contracts also provide for expense reimbursement, auto allowance when used for business purposes, and vacation. Mr. Siciliano’s contract provides for a golf club membership as well.

Each employment contract contains provisions that provide severance benefits to the executives should their employment be terminated by 1st Pacific Bank of California without cause or without cause within 12 months after change of control or by the executive for good cause within 12 months after a change of control. The Committee set these various triggers and the amounts based on what it believes to be competitive in the marketplace for each of the executive positions.

A change of control for these purposes is the acquisition of securities representing a majority of the voting power (excluding the formation of a holding company), or a sale of substantially all of the assets of 1st Pacific Bank of California. Good cause for these purposes is defined as a reduction in base salary below the rate then in effect in accordance with the employment agreement, requiring that the executive be based more than 50 miles from 1st Pacific Bank of California’s headquarters on the date of the employment agreement, a reduction in title or the continuation, after a change of control or imposition within six months after a change of control of a material reduction in the duties or authority of the executive so that he is no longer performing substantially all of the duties associated with his title under the employment agreement. See the section entitled “Employment Agreements” below for a fuller discussion of the amounts and calculations of the actual payments.

Compensation Committee Report

The information contained in this report shall not be deemed to be “soliciting material” or “filed” with the SEC or subject to the liabilities Section 18 of the Exchange Act, except to the extent that 1st Pacific Bancorp specifically incorporates by reference into a document filed under the Securities Act or the Exchange Act.

The Compensation Committee of 1st Pacific Bancorp has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2006. Based on the review and discussions, the Committee recommended to the board of directors, and the board of directors has approved, that the

Compensation Discussion and Analysis be included in 1st Pacific Bancorp’s Proxy Statement for its 2007 annual meeting of shareholders or Form 10-K for the fiscal year 2006, as applicable.

This report is submitted by the Committee.

Susan Lew (Chairman)
James G. Knight, M.D.
Veronica Z. Froman

Compensation Committee Interlocks and Insider Participation

During fiscal year 2006, the following individuals served as members of the Personnel/Compensation Committee: Susan Lew, James G. Knight, M.D., and Veronica Z. Froman. None of these individuals has ever served as an officer or employee of 1st Pacific Bancorp or any of its subsidiaries or has any relationships with 1st Pacific Bancorp or any of its subsidiaries requiring disclosure under “Transactions with Directors, Executive Officers and Principal Shareholders” or “Other Material Transactions” below. The Personnel/Compensation Committee members have no interlocking relationships requiring disclosure under the rules of the SEC.

Summary Compensation

The following table shows compensation information for fiscal 2006 for the named executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)		Total ($)
James H. Burgess	2006	141,500		0	n/a	4,836	61,977	n/a	8,774	(5)	217,087
Executive Vice President,	2005	126,875		0	n/a	29,748	39,681	n/a	8,574	(6)	204,878
Chief Financial Officer	2004	116,250		0	n/a	3,766	23,450	n/a	7,048	(7)	150,514
Larry A. Prosi	2006	144,474		0	n/a	19,136	48,750	n/a	18,964	(8)	231,324
Executive Vice President,	2005	122,083		0	n/a	38,708	48,926	n/a	13,902	(9)	223,619
Chief Banking Officer	2004	29,077	(1)	0	n/a	2,100	0	n/a	3,168	(10)	34,345
Richard H. Revier	2006	151,250		0	n/a	4,836	61,977	n/a	9,415	(11)	227,478
Executive Vice President,	2005	136,250		0	n/a	31,751	39,681	n/a	9,215	(12)	216,897
Chief Credit Officer	2004	120,625		0	n/a	6,169	25,326	n/a	8,942	(13)	161,062
A. Vincent Siciliano	2006	212,000		0	n/a	5,752	92,973	n/a	15,128	(14)	325,853
President,	2005	200,000		0	n/a	121,848	62,908	n/a	12,319	(15)	397,075
Chief Executive Officer	2004	165,000		0	n/a	41,205	38,693	n/a	10,437	(16)	255,335

          (1) Mr. Prosi was hired October 1, 2004, as Regional Manager of the Inland North County Office and appointed Executive Vice President and Chief Banking Officer on July 19, 2005.

          (2) Amounts shown do not reflect compensation actually received by the named executive officer. Instead the amounts shown are the compensation recognized by 1st Pacific Bank of California for option awards as determined pursuant to Statement of Financial Accounting Standards No. 123(R). These compensation costs reflect option awards granted in and prior to fiscal 2006 and an accelerated vesting that occurred in November 2005 (See Outstanding Equity Awards table below). The assumptions used to calculate the value of option awards are set forth under Note A of the Notes to Consolidated Financial Statements included in 1st Pacific Bank of California’s Annual Report on Form 10-K for fiscal 2006 filed with the SEC on March 23, 2007.

          (3) Amounts consist of annual bonuses earned for services rendered in fiscal 2006.

          (4) The amounts in this column consist of matching contributions made by 1st Pacific Bank of California under the tax-qualified 401(k) Plan, payment of the annualized group term life insurance premium and annualized auto allowance or, in the case of Mr. Siciliano, usage of a vehicle owned by the bank for personal travel. This column also includes, for Mr. Siciliano and Mr. Prosi, 1st Pacific Bank of California’s total annual expenses for a Bank owned membership in a private golf club which is allocated equally between them as 1st Pacific Bank of California’s designees. See Notes (5)-(16) below for a detail by executive. No individual item included in this column exceeds $10,000.

          (5) This amount consists of $374 for group term life insurance premiums, $1,200 for 401(k) matching contributions and $7,200 for automobile allowance.

          (6) This amount consists of $374 for group term life insurance premiums, $1,000 for 401(k) matching contributions and $7,200 for automobile allowance.

          (7) This amount consists of $148 for group term life insurance premiums, $750 for 401(k) matching contributions and $6,150 for automobile allowance.

          (8) This amount consists of $389 for group term life insurance premiums, $1,200 for 401(k) matching contributions, $7,800 for automobile allowance and $9,575 for Mr. Prosi’s use of 1st Pacific Bank of California’s golf club membership.

          (9) This amount consists of $388 for group term life insurance premiums, $6,500 for automobile allowance and $7,014 for Mr. Prosi’s use of 1st Pacific Bank of California’s golf club membership.

    (10) This amount consists of $168 for group term life insurance premiums and $3,000 for automobile allowance.

    (11) This amount consists of $415 for group term life insurance premiums, $1,200 for 401(k) matching contributions and $7,800 for automobile allowance.

    (12) This amount consists of $415 for group term life insurance premiums, $1,000 for 401(k) matching contributions and $7,800 for automobile allowance.

    (13) This amount consists of $392 for group term life insurance premiums, $750 for 401(k) matching contributions and $7,800 for automobile allowance.

    (14) This amount consists of $536 for group term life insurance premiums, $1,200 for 401(k) matching contributions, $3,817 for automobile usage compensation and $9,575 for Mr. Siciliano’s use of 1st Pacific Bank of California’s golf club membership.

    (15) This amount consists of $536 for group term life insurance premiums, $1,000 for 401(k) matching contributions, $3,769 for automobile usage compensation and $7,014 for Mr. Siciliano’s use of 1st Pacific Bank of California’s golf club membership.

    (16) This amount consists of $546 for group term life insurance premiums, $750 for 401(k) matching contributions and $9,141 for automobile allowance and usage compensation.

Employment Agreements

1st Pacific Bank of California has written employment agreements with each of A. Vincent Siciliano, Richard H. Revier, James H. Burgess and Larry Prosi. These employment agreements contain terms 1st Pacific Bank of California believes are typical for agreements with senior executives of community banks and provide for the compensation disclosed in the preceding table.

Employment Agreement with Mr. Siciliano

Mr. Siciliano has a written employment agreement with 1st Pacific Bank of California dated December 22, 2005. Mr. Siciliano and 1st Pacific Bank of California each have the right to terminate employment at will. Unless earlier terminated, Mr. Siciliano’s employment term expires December 31, 2007, subject to extension upon agreement between 1st Pacific Bank of California and Mr. Siciliano. Under the employment agreement, Mr. Siciliano’s current annual salary, which became effective as of January 1, 2007, is $231,000 and will remain effective through expiration. Mr. Siciliano is entitled to receive incentive compensation if performance goals of 1st Pacific Bank of California are met. Fringe benefits include five weeks of vacation per year; the use of a bank-owned automobile; and life, disability and other insurance benefits 1st Pacific Bank of California provides to all employees. Mr. Siciliano is required to protect 1st Pacific Bank of California’s confidential information and trade secrets and to refrain from competing with 1st Pacific Bank of California or soliciting 1st Pacific Bank of California’s employees during his term of employment or any period thereafter in which he is receiving benefits from 1st Pacific Bank of California upon termination of employment.

1st Pacific Bank of California may terminate Mr. Siciliano’s employment on various specified grounds including failure to perform duties, malfeasance or misfeasance, immoral or illegal conduct, disability or death. Mr. Siciliano may also terminate his employment for “good cause” (as defined in the employment agreement) on 30 days’ notice. If employment is terminated without cause by 1st Pacific Bank of California, due to disability or death, or by Mr. Siciliano for good cause, subject to Mr. Siciliano first entering into a separation and consulting agreement, Mr. Siciliano (or his beneficiary) is entitled to: (i) payment in an amount equal to 18 months of his then-current salary; (ii) his portion of incentive compensation under the 1st Pacific Bank of California Incentive Compensation Plan for Senior Management; (iii) title to 1st Pacific Bank of California-owned automobile used by Mr. Siciliano; (iv) a payout of all accrued but unused vacation as of the date of termination; and (v) continuation of the group medical and other insurance benefits, if any, then-provided under the agreement, for a period of nine months from the date of termination, subject to the limitations of and to the extent permitted by the policy or policies under which such benefits are provided. If employment is terminated for cause by 1st Pacific Bank of California, 1st Pacific Bank of California shall provide Mr. Siciliano his base salary and benefits, if any, due him through the date of termination.

In addition, if his employment is terminated within 12 months after a change of control either by 1st Pacific Bank of California without cause or by Mr. Siciliano for good cause, subject to Mr. Siciliano first entering into a separation and consulting agreement, Mr. Siciliano is entitled to (i) a lump sum payment of an amount equal to (A) two times his base salary then in effect, plus (B) the amount actually paid by 1st Pacific Bank of California to Mr. Siciliano under the 1st Pacific Bank of California Incentive Compensation Plan for Senior Management for the immediately preceding year and (ii) continuation of medical and other insurance benefits for 12 months. Should the amounts payable to Mr. Siciliano in connection with a change of control result in his being subject to an excise tax under Sections 280G and 4999 of the Internal Revenue Code he would be entitled to whichever of the following would result in his having the higher amount after taxes:  (i) a reduced amount such that the excise tax would not be applicable, or (ii) the full amount to which he would otherwise be entitled.

If Mr. Siciliano’s employment is terminated as a result of expiration of his employment agreement, he is entitled to a payout of all accrued but unused vacation as of the date of termination, continuation of the group medical and other insurance benefits, if any, for a period of six months and payment of certain incentive compensation in compliance with the 1st Pacific Bank of California Incentive Compensation Plan for Senior Management. Further, if Mr. Siciliano enters into a separation and consulting agreement, 1st Pacific Bank of California is to pay Mr. Siciliano his base monthly salary at the rate then in effect for a period of six months, or at the option of 1st Pacific Bank of California a lump sum payment of such amount, and transfer title of the automobile to Mr. Siciliano. If Mr. Siciliano does not enter into the separation and consulting agreement, 1st Pacific Bank of California has the option to provide him with the same benefits as if he did enter into such agreement and Mr. Siciliano will be deemed bound by such agreement, other than with respect to releases of claims and consideration for those releases.

Applying the assumption that the triggering events described in the terms and conditions above occurred on the last business day of 1st Pacific Bank of California’s last completed fiscal year, December 31, 2006, the estimated payouts for Mr. Siciliano would be as follows:

Triggering Event	Estimated Payout
Termination without cause or due to disability or death	$439,000
Termination within 12 months after a change of control	$546,000
Termination as a result of expiration of agreement	$223,000

Employment Agreements with Mr. Burgess, Mr. Revier and Mr. Prosi

Each of Mr. Burgess, Mr. Revier and Mr. Prosi (together, referred to in this section as the “executives”) has a written employment agreement with 1st Pacific Bank of California certain terms of which are outlined in the table below:

Executive	Effective Date of Most Recent Employment Agreement or Amendment	Expiration Date of Employment Agreement	Current Salary	Number of Weeks Vacation	Monthly Automobile Allowance
James H. Burgess	November 17, 2006	December 31, 2008	$152,000	5	$600
Richard H. Revier	November 17, 2005	November 15, 2007	$160,000	5	$650
Larry Prosi	January 1, 2006	June 30, 2008	$160,000	5	$650

The executives and 1st Pacific Bank of California each have the right to terminate employment at will. Each employment agreement is substantially identical and includes the following terms and conditions.

Each executive is entitled to receive incentive compensation if performance goals of 1st Pacific Bank of California are met. Fringe benefits include vacation and automobile allowance (see table above); group insurance benefits; retirement benefits; profit sharing and other plans 1st Pacific Bank of California may establish with respect to all employees.

Each executive is entitled to certain payments and benefits if their respective employment is terminated. If employment is terminated for cause, each executive is entitled to the salary due him and a payout of all accrued but unused vacation, each as of the date of termination.

If employment is terminated due to disability or death, each executive is entitled to (i) the salary due to him, payments due to him under the 1st Pacific Bank of California Incentive Compensation Plan for Senior Management and a payout of all accrued but unused vacation, each as of the date of termination, and (ii) continuation of the group medical and other insurance benefits, if any, then-provided under the agreement, for a period of three months from the date of termination, subject to the limitations of and to the extent permitted by the policy or policies under which such benefits are provided. In addition, if employment is terminated due to death, each executive is entitled to receive a lump sum payment equal to three months of salary.

If employment is terminated without cause by 1st Pacific Bank of California or by the executive for good reason, subject to such executive entering into a separation agreement and such agreement being fully effective, such executive is entitled to (i) continued salary and the automobile allowance then provided for nine months from the date of notice of termination, (ii) payment due to him under the 1st Pacific Bank of California Incentive Compensation Plan for Senior Management, (iii) a payout of all accrued but unused vacation as of the date of termination, and (iv) continuation of the group medical and other insurance benefits, if any, then-provided under the agreement, for a period of nine months from the date of termination, subject to the limitations of and to the extent permitted by the policy or policies under which such benefits are provided.

If employment is terminated as a result of expiration of the Employment Agreement of Mr. Prosi, Mr. Revier or Mr. Burgess, subject to such executive entering into a separation agreement and such agreement being fully effective, such executive is entitled to: (i) continued salary for six months from the date of termination; (ii) payment due to him under the 1st Pacific Bank of California Incentive Compensation Plan for Senior Management, (iii) payout of all accrued but unused vacation as of the date of termination, and (iv) continuation of the group medical and other insurance benefits, if any, then-provided under the agreement, for a period of six months from the date of termination, subject to the limitations of and to the extent permitted by the policy or policies under which such benefits are provided.

If employment is terminated within 12 months after a change of control by 1st Pacific Bank of California without cause or by the executive for good reason, subject to such executive entering into a separation agreement and such agreement being fully effective, Mr. Prosi, Mr. Revier and Mr. Burgess, respectively, are entitled to (i) a lump sum payment of an amount equal to (A) one times his base salary then in effect, plus (B) the amount actually paid by 1st Pacific Bank of California to such executive under the 1st Pacific Bank of California Incentive Compensation Plan for Senior Management for the immediately preceding year and (ii) continuation of medical and other insurance benefits for 12 months. Should the amounts payable to the executive in connection with a change of control result in the executive being subject to an excise tax under Sections 280G and 4999 of the Internal Revenue Code the executive would be entitled to a reduced amount such that the excise tax would not be applicable.

Applying the assumption that the triggering events described in the terms and conditions above occurred on the last business day of the Bank’s last completed fiscal year, December 31, 2006, the estimated payouts for the three named executives would be as follows:

Triggering Event	Estimated Payout
Termination without cause	$172,000
Termination within 12 months after a change of control	$207,000
Termination due to disability or death	$85,000
Termination as a result of expiration of agreement	$126,000

The executive is required to protect 1st Pacific Bank of California’s confidential information and trade secrets and not to solicit any customers or employees of 1st Pacific Bank of California for a period of one year after termination for any reason. 1st Pacific Bank of California is required to indemnify him for all expenses incurred in actions relating to his acts arising out of and within the course and scope of his employment that are performed in good faith and in a manner reasonably believe to be in the best interests of 1st Pacific Bank of California.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the named executive officers during fiscal 2006.

		Estimated future payouts under non-equity incentive plan awards			All other stock awards: Number of securities	Exercise or base price of
	Grant Date	Threshold (#)(2)	Target (#)(1)	Maximum (#)(2)	underlying options (#)(3)	option awards ($/Sh)(3)
Larry A. Prosi	1/1/06	n/a	45,000	n/a	n/a	n/a
	10/10/06	n/a	n/a	n/a	10,000	14.50

(1)          Amount shown is an estimated payout for 2006. This amount is based on an Incentive Compensation Plan for Senior Management (“Plan”) established in January 2005, whereby the incentive compensation for senior management increases as 1st Pacific Bank of California’s profits increase above certain minimum thresholds. Mr. Prosi became a plan participant as part of his employment agreement which became effective January 1, 2006. See “Short Term Incentives (Annual Bonus) for a description of the Plan. The actual awards made to each executive officer are reported in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table above and are discussed further in the “Compensation Discussion and Analysis” section.

(2)          The Plan participants are not awarded additional compensation unless 1st Pacific Bank of California achieves a minimum level of financial performance. The Plan specifies that the criteria in Note (1)

must be met and , in addition, certain loan quality and regulatory standards must be met in order to receive a maximum payout.

(3)          On October 10, 2006, the Personnel/Compensation Committee authorized a grant of 10,000 non-qualified stock options to Mr. Prosi. The grant was made at $14.50 which was the  closing market price on the day prior to the date of grant. The grant vests 20% per year over a five (5) year period on the anniversary of the grant date. The grant was made to Mr. Prosi in recognition of his promotion to Chief Operating Officer.

Outstanding Equity Awards

The following table shows all outstanding equity awards held by the named executive officers at the end of fiscal 2006.

Outstanding Equity Awards at Fiscal Year-End For Fiscal Year 2006

	Option Awards(1)						Stock Awards
	Number of Securities underlying unexercised Options	Number of securities underlying options		Equity incentive plan awards; Number of securities underlying unexercised unearned	Option exercise	Option	Number of shares or units of stock that have not	Market value of shares or units of stock that have not	Equity incentive plan awards: Number of unearned shares units or other rights that have	Equity incentive plan awards: Market or payout value of unearned shares units or other rights that have not
	Exercisable (#)	Unexercisable (#)		options (#)	price ($)	expiration date	vested (#)	vested ($)	not vested (#)	vested ($)
James H. Burgess	27,598	0		n/a	5.00	12/21/2010	n/a	n/a	n/a	n/a
	3,126	0		n/a	5.00	2/1/2011	n/a	n/a	n/a	n/a
	1,000	0		n/a	5.25	12/2/2012	n/a	n/a	n/a	n/a
	4,900	5,100	(2)	n/a	11.00	2/15/2015	n/a	n/a	n/a	n/a
Larry A. Prosi	13,200	6,800		n/a	10.50	10/19/2014	n/a	n/a	n/a	n/a
	2,000	8,000		n/a	12.90	12/8/2015	n/a	n/a	n/a	n/a
	0	10,000	(3)	n/a	14.50	10/10/2016	n/a	n/a	n/a	n/a
Richard H. Revier	27,598	0		n/a	5.00	12/21/2010	n/a	n/a	n/a	n/a
	2,886	0		n/a	5.00	2/1/2011	n/a	n/a	n/a	n/a
	1,000	0		n/a	5.25	12/12/2012	n/a	n/a	n/a	n/a
	4,900	5,100	(4)	n/a	11.00	2/15/2015	n/a	n/a	n/a	n/a
A. Vincent Siciliano	57,500	0		n/a	5.00	2/14/2012	n/a	n/a	n/a	n/a
	10,000	0		n/a	5.25	12/12/2012	n/a	n/a	n/a	n/a
	46,626	9,550	(5)	n/a	7.98	6/17/2013	n/a	n/a	n/a	n/a

(1)             During November 2005, 1st Pacific Bancorp accelerated the vesting of all unexpired outstanding stock options that would otherwise have vested at various times during the two years ending December 31, 2007 (the “accelerated vesting period”). Of the total options outstanding at the time, vesting was accelerated on approximately 128,000 options that were scheduled to vest at various times during the accelerated vesting period. Directors and executive officers held approximately 73,000 of these options that were accelerated. This action did not affect options that would have already vested by December 31, 2005, which totaled approximately 585,000. With the consent of the individual optionees, 1st Pacific Bancorp has amended the option agreements such that the shares of common stock issued upon exercise of the options that are accelerated will be subject to a holding period that will require optionees to refrain from selling such shares until the date on which the options would have been permitted to be exercised under the option’s original vesting terms. The decision to accelerate the vesting of these stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following 1st Pacific Bancorp’s adoption of Statement of Financial Accounting Standards No. 123(R).

(2)             Mr. Burgess was granted 10,000 stock options on February 15, 2005. The vesting schedule for these options was 15% upon grant and an additional 17% on each of the next five (5) anniversaries of the date of grant. In November 2005, the scheduled to vest options in 2006 and 2007 were accelerated and 51% remain unexercisable.

(3)             Mr. Prosi was granted 10,000 stock options on October 10, 2006. The vesting schedule for these options is 20% per year over a five (5) year period on the anniversary of the grant date.

(4)             Mr. Revier was granted 10,000 stock options on February 15, 2005. The vesting schedule for these options was 15% upon grant and an additional 17% on the each of the next five (5) anniversaries of the date of grant. In November 2005, the scheduled to vest options in 2006 and 2007 were accelerated and 51% remain unexercisable.

(5)             Mr. Siciliano was granted 10,000 stock options on June 17, 2003. The vesting schedule for these options was 15% upon grant and an additional 17% on the each of the next five (5) anniversaries of the date of grant. In November 2005, the scheduled to vest options in 2006 and 2007 were accelerated and 17% remain unexercisable.

Option Exercises and Stock Vested

Option Exercises and Stock Vested For Fiscal Year 2006

	Option Awards(1)		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James H. Burgess	n/a	n/a	n/a	n/a
Larry A. Prosi	n/a	n/a	n/a	n/a
Richard H. Revier	n/a	n/a	n/a	n/a
A. Vincent Siciliano	n/a	n/a	n/a	n/a

(1)          None of the named executives exercised any options during the fiscal year ended December 31, 2006.

Pension Benefits

1st Pacific Bank of California has no pension plan.

Nonqualified Deferred Compensation

Nonqualified Deferred Compensation
For Fiscal 2006

	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
Name	($)	($)	($)	($)	($)
James H. Burgess	n/a	n/a	n/a	n/a	n/a
Larry A. Prosi	n/a	n/a	n/a	n/a	n/a
Richard H. Revier	n/a	n/a	n/a	n/a	n/a
A. Vincent Siciliano	n/a	n/a	n/a	n/a	n/a

Director Compensation

1st Pacific Bancorp has developed a compensation strategy for its directors which is based on comparable pay for an appropriate peer group of banks. A peer group of banks with assets between $150 million and $300 million is used to provide broad based guidelines on director’s total compensation. 1st Pacific Bank of California provides compensation for service as a director only to outside directors and 1st Pacific Bancorp provides no compensation for services at this time (although to the extent equity compensation may be granted in the future such compensation will be granted by 1st Pacific Bancorp). Inside directors receive no fees for their service on the board of directors.

1st Pacific Bank of California has compensated its directors both in cash and with non-qualified stock options. Each director, who is not a member of the loan committee, receives an annual retainer of $18,000. Members of the loan committee receive a retainer of $20,000.

The board chairman’s retainer is $24,000; the vice chairman’s retainer is $22,000. The chairmen of the audit and loan committees receive retainers of $21,000. All retainers are paid in lieu of individual meeting fees.

No equity was provided to directors during 2006. Each director received a grant of 2,000 shares on February 22, 2005. This grant was made at the price of the stock on the last trading day prior to the grant date, which was $11.00 per share.

Directors receive only non-qualified stock options.

The table below shows compensation information for 1st Pacific Bancorp’s current and former non-employee directors for fiscal 2006.

Director Compensation Table
For Fiscal Year 2006

	Fees Earned or Paid in Cash	Stock Awards	Option Awards		Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Name	($)(1)	($)	($)(2)		($)	($)	($)	($)
Robert P Cange	18,000	n/a	238	(3)	n/a	n/a	n/a	18,238
Albert Colucci	17,000	n/a	238	(4)	n/a	n/a	n/a	17,238
Jeffrey A. Dunham	12,000	n/a	238	(5)	n/a	n/a	n/a	12,238
Veronica Z. Froman	15,000	n/a	238	(6)	n/a	n/a	n/a	15,238
James G. Knight, M.D.	21,000	n/a	238	(7)	n/a	n/a	n/a	21,238
Susan Lew	18,000	n/a	238	(8)	n/a	n/a	n/a	18,238
Albert Logan, CPA	18,000	n/a	238	(9)	n/a	n/a	n/a	18,238

(1)          Effective May 2005, an annual stipend of $12,000 was approved for each outside director with additional amounts approved for the Chairman, the Vice Chairman, the Audit Committee Chairman, the Loan Committee Chairman and other Loan Committee members of between $2,000 and $6,000 per year. This remuneration is paid to each director on a quarterly basis. Effective May 2006, 1st Pacific Bancorp approved a new compensation plan for its Directors based on a comparable peer group of banks. The Board Chairman’s retainer is $24,000; the Vice Chairman’s retainer is $22,000. Each Director, who is not a member of the Loan Committee, receives an annual retainer of $18,000. Members of the Loan Committee receive a retainer of $20,000, which is paid in lieu of meeting fees. See “Director Compensation” above for further details.

(2)          Amounts shown do not reflect compensation actually received by the directors. Instead, the amounts shown are the compensation costs recognized by 1st Pacific Bank of California in fiscal 2006 for option awards as determined pursuant to Statement of Financial Accounting Standards No. 123(R). These compensation costs reflect option awards granted prior to fiscal year 2006. During 2005, there was an accelerated vesting of stock options (see Outstanding Equity Awards table for detail regarding this acceleration). The amounts in the table above reflect the compensation costs recognized by 1st Pacific Bank of California in fiscal 2006 for a stock option grant made on February 22, 2005 to each of its Directors: grant date fair value of $9,300 for a stock option grant to purchase 2,000 shares of common stock made on February 22, 2005 at an exercise price of $11.00.

(3)          Mr. Cange had options to purchase an aggregate of 36,254 shares of common stock outstanding as of December 31, 2006.

(4)          Mr. Colucci had options to purchase an aggregate of 42,962 shares of common stock outstanding as of December 31, 2006.

(5)          On September 21, 2006, Mr. Dunham resigned from the board of directors of 1st Pacific Bank of California. Mr. Dunham had options to purchase an aggregate of 40,096 shares of common stock outstanding as of December 31, 2006.

(6)          Ms. Froman had options to purchase an aggregate of 9,000 shares of common stock outstanding as of December 31, 2006.

(7)          Dr. Knight had options to purchase an aggregate of 48,580 shares of common stock outstanding as of December 31, 2006.

(8)          Ms. Lew had options to purchase an aggregate of 38,988 shares of common stock outstanding as of December 31, 2006.

(9)          Mr. Logan had options to purchase an aggregate of 36,218 shares of common stock outstanding as of December 31, 2006.

Business Experience of Executive Officers

The following is a brief summary of the background and business experience, including principal occupation, during the last five years, for each of the executive officers.

A. VINCENT SICILIANO, President, Chief Executive Officer and Director.   Mr. Siciliano joined 1st Pacific Bank of California in September 2001, ten months after 1st Pacific Bank of California’s opening. Mr. Siciliano has over 20 years of commercial banking experience. Just prior to joining 1st Pacific Bank of California, he was a management consultant assisting companies with strategic planning and change management. From 1999 to 2000, he served as Chief Administrative Officer of The Eastridge Group of Staffing Companies, San Diego’s largest local staffing company. From 1997 through early 1999, he served as Chief Operating Officer of First National Bank. From 1995 to 1997, he served as President and Chief Executive Officer of Danielson Trust Company, San Diego’s largest local trust company. Prior to joining Danielson Trust Company, he served eight years as President and CEO of International Savings Bank. He also spent 10 years with Bank of America, where he managed their corporate lending activities in San Diego, and worked seven years with Bank of America’s Asian Division in Taiwan, Philippines and Singapore.

Mr. Siciliano graduated from Stanford University and the University of California at Berkeley. He has served as Chairman of the San Diego Chamber of Commerce Foundation, the San Diego County International Trade Commission, and the LISC Affordable Housing Program. He has also served as a board member of the Greater San Diego Chamber of Commerce, the San Diego Dialogue and several other civic organizations. On a national level, he has been a member of the Board of Governors of the Savings and Community Bankers of America and the board of the California League of Savings Institutions. Currently Mr. Siciliano is on the board of the Ken Blanchard Center for Faith Walk Leadership, serves as a board member of the Community Bankers of California, is on the Advisory Board of the International Community Foundations and is a sponsor and Advisory Board Member for the EMC Family Business Forum at San Diego State University.

JAMES H. BURGESS, CPA, Executive Vice President and Chief Financial Officer.   Prior to joining 1st Pacific Bank of California during its organization in 1999, from 1998 to 1999, Mr. Burgess served as First Vice President/Treasury Manager at Bank of Commerce in San Diego. From 1995 to 1998, Mr. Burgess was Senior Vice President and Chief Financial Officer for Rancho Vista National Bank, which was acquired by Bank of Commerce. From 1990 to 1995, Mr. Burgess served as Chief Financial Officer for two other community banks. Before joining the banking industry, Mr. Burgess was an Audit Manager for Deloitte & Touche, where he audited community banks. Mr. Burgess is a graduate of California State University, Chico where he earned a Bachelors Degree in Business Administration, Accounting Concentration. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

LARRY A. PROSI, Executive Vice President and Chief Banking Officer.   Mr. Prosi has been 1st Pacific Bank of California’s Executive Vice President and Chief Banking Officer since July 2005. Prior to holding that position, Mr. Prosi worked as the Regional Manager and Senior Vice President of the Inland North County office. Before joining 1st Pacific Bank of California in 2004, Mr. Prosi was Senior Vice President and Region Manager of commercial banking for Washington Mutual, where he spent two years overseeing all commercial and corporate banking operations in San Diego County. Mr. Prosi took a break from banking from 1996-2002, when he was President and Chief Operating Officer of Business Backers Management Corp., a national financial services insurance enterprise. Mr. Prosi has held numerous management positions at other banks, including Senior Vice President at Union Bank of California, Regional Vice President at Wells Fargo Bank and Corporate Banking Officer at The Bank of California. Mr. Prosi is a graduate of Dartmouth College’s graduate school of credit and financial management and has a Bachelor of Science degree in finance from San Diego State University.

RICHARD H. REVIER, Executive Vice President and Chief Credit Officer.   Mr. Revier has been with 1st Pacific Bank of California since organization and upon opening in November 2000 and has more than 25 years experience in banking. Immediately prior to his becoming a member of the executive management of 1st Pacific Bank of California, Mr. Revier was Vice President of U.S. Bancorp (formerly Bank of Commerce) in San Diego. Prior to the acquisition of Bank of Commerce by U.S. Bancorp, Mr. Revier was a member of its Executive Management Team and Executive Vice President, where he supervised the Real Estate, Corporate and Homeowner Association Departments. From 1989 to 1998, Mr. Revier was Executive Vice President and Chief Credit Officer for Rancho Vista National Bank in Vista, for which he also served as Chairman of the Loan Committee and was a member of the Asset and Liability Management Committee. From 1987 to 1989 he was Vice President/Commercial Lending Officer to Overland Bank in Temecula, and was a Vice President and Manager for First American Capital Bank in Laguna Beach. Earlier in his career, he held various branch management and lending positions with First National Bank of North County, located in Carlsbad; Southwest Bank, also located in Carlsbad; and Bank of Prescott, located in Prescott, Arizona.

Principal Accountant Fees and Services

The firm of Vavrinek, Trine, Day & Co., LLP served as 1st Pacific Bank of California’s independent public accountants for the fiscal year ended December 31, 2006. 1st Pacific Bancorp has selected Vavrinek, Trine, Day & Co., LLP to serve as its independent public accountants for the 2007 fiscal year. Representatives of Vavrinek, Trine, Day & Co., LLP will not be present at the 1st Pacific Bancorp annual shareholder meeting.

Under the procedures established by the audit committee of 1st Pacific Bank of California, all auditing services and all non-audit services performed by Vavrinek, Trine, Day & Co., LLP are to be pre-approved by the audit committee, subject to the de minimus exception provided under Section 202 of the Sarbanes-Oxley Act. All of the services provided by Vavrinek, Trine, Day & Co., LLP were pre-approved by the audit committee.

Audit Fees

Aggregate fees, including out-of-pocket expenses, for professional services rendered by Vavrinek Trine Day & Co., LLP in connection with (i) the audit of 1st Pacific Bank of California’s consolidated financial statements as of and for the year ended December 31, 2006, and (ii) the reviews of its condensed consolidated interim financial statements as of September 30, 2006, June 30, 2006, and March 31, 2006, were $45,000.

Aggregate fees, including out-of-pocket expenses, for professional services rendered by Vavrinek Trine Day & Co., LLP in connection with (i) the audit of 1st Pacific Bank of California’s consolidated financial statements as of and for the year ended December 31, 2005, and (ii) the reviews of its condensed consolidated interim financial statements as of September 30, 2005, June 30, 2005, and March 31, 2005 were $39,000.

Audit-Related Fees

Aggregate fees, including out-of-pocket expenses, for professional services rendered by Vavrinek Trine Day & Co., LLP for audit-related services for the year ended December 31, 2006 were $6,000. Audit related services in 2006 included a review of 1st Pacific Bank of California’s quarterly reports on Form 10-Q.

Aggregate fees, including out-of-pocket expenses, for professional services rendered by Vavrinek Trine Day & Co., LLP  for audit-related services for the year ended December 31, 2005 were $5,000. Audit related services in 2005 included a review of 1st Pacific Bank of California’s quarterly reports on Form 10-QSB.

Tax Fees

Aggregate fees, including out-of-pocket expenses, for professional services rendered by Vavrinek Trine Day & Co., LLP  in connection with tax compliance, tax advice and corporate tax planning for the year ended December 31, 2006 were $5,000.

Aggregate fees, including out-of-pocket expenses, for professional services rendered by Vavrinek Trine Day & Co., LLP  in connection with tax compliance, tax advice and corporate tax planning for the year ended December 31, 2005 were $4,000.

All Other Fees

There were no additional fees paid to Vavrinek Trine Day & Co., LLP during the years ended December 31, 2006 and 2005.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of 1st Pacific Bancorp’s board of directors has considered whether the provision of services covered in the preceding paragraphs is compatible with maintaining Vavrinek Trine Day & Co., LLP ‘s independence. At their regularly scheduled and special meetings, the audit committee considers and pre-approves any audit and non-audit services to be performed for 1st Pacific Bancorp by its independent registered public accounting firm. For 2006, those pre-approved audit, audit-related, tax and all other services represented 80%, 11%, 9% and 0%, respectively, of all services that year.

Quantitative and Qualitative Disclosures about Market Risk

Market risk for 1st Pacific Bancorp is primarily derived from the exposure to interest rate risk. Other types of market risk, such as foreign currency exchange risk, commodity price risk and equity price risk, are not significant in the normal course of 1st Pacific Bancorp’s operations. Furthermore, 1st Pacific Bancorp has not entered into any significant market risk sensitive instruments for trading purposes.

One of the objectives of 1st Pacific Bancorp’s asset/liability strategy is to manage interest rate risks to ensure the safety and soundness of 1st Pacific Bancorp’s capital base, while maintaining adequate net interest margins and spreads to provide an appropriate return to shareholders. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities.

To manage interest rate risk, 1st Pacific Bancorp performs a gap analysis, which is a method of analyzing exposure to interest rate risk, by measuring the ability of 1st Pacific Bancorp to reprice its interest rate sensitive assets and liabilities. In addition to gap analysis, 1st Pacific Bancorp estimates the effect of changing interest rates on its net interest income using the repricing and maturity characteristics of its assets and liabilities and the estimated effects on yields and costs of those assets and liabilities. Based on the gap analysis and 1st Pacific Bancorp’s assessment of its exposure to interest rate risk, 1st Pacific Bancorp is “asset sensitive.”  In general, “asset sensitive” means that, over time, 1st Pacific Bancorp’s assets will reprice faster than its liabilities. In a rising interest rate environment, net interest income can be expected to increase and, in a declining interest rate environment, net interest income can be expected to decrease. During a declining rate environment, 1st Pacific Bancorp’s interest rate risk exposure is somewhat mitigated by floor rates built into loan contracts.

Using 1st Pacific Bancorp’s current interest rate risk model, 1st Pacific Bancorp estimates the following changes in its net interest income assuming different interest rate shocks to the Federal Funds rate as of December 31, 2006:

Projected Shock to Federal Funds Rate	Estimated Change in Net Interest Income	Percentage Change in Net Interest Income
+ 200 bp	$1,052,000	6.9%
+ 100 bp	$527,000	3.5%
- 200 bp	$(541,000)	(3.6%)
- 100 bp	$(766,000)	(5.0%)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation

As of December 31, 2006, 1st Pacific Bancorp had only limited operating activity and no significant assets or liabilities. 1st Pacific Bancorp was formed for purposes of becoming the bank holding company parent of 1st Pacific Bank of California and its activities up until the completion of the reorganization on January 16, 2007 were limited to preparing for this reorganization.

Following is summary unaudited balance sheet information for 1st Pacific Bancorp as of December 31, 2006:

1st Pacific Bancorp
Assets
Deferred Tax Asset	$18,247
Other Assets	658
Total Assets	$18,905
Liabilities and Equity
Accounts Payable	$35,013
Outstanding Commitment Line	10,000
Total Liabilities	45,013
Total Equity	(26,108)
Total Liabilities and Equity	$18,905

Following is summary statement of expenses for 1st Pacific Bancorp from inception, August 4, 2006, through December 31, 2006:

1st Pacific Bancorp
Expenses
Legal	$23,629
Transfer Agent & Shareholder Services	2,315
Printing & Edgar Filings	9,000
Application Fees and Other Costs	9,561
Total Organizational Expenses	44,505
Deferred Tax Benefit	(18,247)
Net Loss	$26,258

Given the limited activity of 1st Pacific Bancorp in 2006, the remainder of this section entitled “DESCRIPTION OF 1ST PACIFIC BANCORP—Management’s Discussion and Analysis of Financial Condition and Results of Operations” discusses the financial condition and results of operations of 1st Pacific Bank of California, which became 1st Pacific Bancorp’s wholly-owned subsidiary on January 16, 2007 as a result of the reorganization. This analysis is intended to assist in understanding the significant factors that influence 1st Pacific Bank of California’s financial condition. This information also provides an assessment of the operating trends over the past few years and certain expectations for 2007.

Financial Overview

During 2006, 1st Pacific Bank of California significantly grew its customer base and increased its construction, real estate and commercial business lending, resulting in significant growth in its total assets (20%), loans (19%) and deposits (10%) with total assets ending the year at $318.4 million. As a result of 1st Pacific Bank of California’s growth, income before taxes significantly increased by over $1.4 million in 2006 compared to 2005. During 2006, 1st Pacific Bank of California benefited from continued increases in overall interest rates during the first half of the year due to its asset sensitive interest rate risk profile. In the latter half of the year, asset yields stabilized and competition for deposits continued to drive up interest rates on deposits, including competition from a number of newly chartered banks that have opened in the local market over the last few years. 1st Pacific Bank of California intends to continue to grow and increase its profitability in 2007 by continuing to focus on the financial services needs within its target market—small and medium-sized businesses and professionals in the greater San Diego County area. 1st Pacific

Bank of California expects its internal growth will be enhanced by the completion of its acquisition of Landmark National Bank, which will add two branch offices to 1st Pacific Bank of California’s branch network. Asset growth will continue to be focused on real estate secured and commercial business lending. There are a number of factors that could prevent 1st Pacific Bank of California from achieving its plans. See “RISK FACTORS.”  However, if the current economic environment and growth in 1st Pacific Bank of California’s primary market areas continue, management is optimistic that 1st Pacific Bank of California’s performance will continue to improve in 2007.

In 2006, 1st Pacific Bank of California’s growth resulted from an increase in deposits from its local markets of $24.6 million to $261.8 million, as well as short-term borrowings from the Federal Home Loan Bank of San Francisco. This increased funding was utilized for lending activities of 1st Pacific Bank of California. Total loans outstanding for 2006 increased $44.9 million to $275.3 million. Net interest income increased $2.7 million compared to the prior year, primarily as a result of the increased volume of loans and deposits; but also as a result of net interest margin increasing from 5.56% in 2005 to 5.61% in 2006. 1st Pacific Bank of California’s growth and the resulting increase in net interest income coupled with increases in noninterest income from 1st Pacific Bank of California’s operations, more than offset the increase in operating expenses which was also primarily related to 1st Pacific Bank of California’s growth. For the year ended December 31, 2006, net income increased $852,000 to $3.2 million.

Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential

During 2006, total assets increased $52.8 million from $265.6 million at December 31, 2005 to $318.4 million at December 31, 2006. The significant increases in loans and deposits noted above were the result of 1st Pacific Bank of California’s continued marketing efforts and an indication of the strength in the local economy and the demand in the marketplace for 1st Pacific Bank of California’s relationship-oriented approach to its services.

The following table presents, for the periods indicated, the distribution of average assets, liabilities and shareholders’ equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates. Nonaccrual loans are included in the calculation of the average balances of loans, and interest not accrued is excluded.

Average Balances with Rates Earned and Paid

	For the Periods Ended December 31,
	2006			2005			2004
	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid
	(dollars in thousands)
Assets
Interest-Earning Assets:
Investment Securities	$6,448	$285	4.42%	$4,999	$164	3.29%	$7,696	$274	3.56%
Federal Funds Sold	13,208	650	4.92%	13,665	437	3.19%	6,588	99	1.50%
Federal Reserve, FHLB and Bankers’ Bank Stock	1,794	90	5.00%	1,431	72	5.02%	985	47	4.81%
Loans(1)	250,369	22,435	8.96%	205,818	16,022	7.78%	151,688	9,943	6.55%
Total Interest-Earning Assets	271,819	23,460	8.63%	225,913	16,695	7.39%	166,957	10,363	6.21%
Noninterest-Earning Assets, net	8,442			7,774			5,529
Total Assets	$280,261			$233,687			$172,486
Liabilities and Shareholders’ Equity
Interest-Bearing Liabilities:
Interest-bearing Checking	$14,200	$174	1.22%	$11,346	$99	0.88%	$11,894	$67	0.57%
Savings & Money Market	67,989	2,541	3.74%	72,725	1,728	2.38%	54,328	790	1.45%
Time Deposits under $100k	26,109	1,092	4.18%	21,672	633	2.92%	20,613	463	2.25%
Time Deposits, $100k or More	82,840	3,756	4.53%	43,170	1,375	3.19%	24,724	557	2.25%
Other Borrowings	10,818	654	6.04%	6,279	290	4.62%	3,505	46	1.31%
Total Interest-Bearing Liabilities	201,956	8,217	4.07%	155,192	4,125	2.66%	115,064	1,923	1.67%
Demand Deposits	52,550			56,437			39,501
Other Liabilities	1,573			1,040			474
Shareholders’ Equity	24,182			21,018			17,447
Total Liabilities and Shareholders’ Equity	$280,261			$233,687			$172,486
Net Interest Income		$15,243			$12,570			$8,440
Net Interest Margin (Net Interest Income to Interest-Earning Assets)			5.61%			5.56%			5.06%

(1)             Interest Income includes amortized loan fees and costs of approximately $706,000, $704,000 and $441,000 in 2006, 2005 and 2004, respectively.

The principal component of 1st Pacific Bank of California’s revenues is net interest income. Net interest income is the difference between the interest earned on 1st Pacific Bank of California’s loans and investments and the interest paid on deposits and other interest-bearing liabilities. For 2006, net interest income was $15.2 million compared to $12.6 million for the year ending December 31, 2005, a 21% increase. This increase in net interest income for the year ending December 31, 2006 primarily relates to the increase in average earning assets, which increased from $226 million in 2005 to $272 million in 2006, a 20% increase. For 2005, net interest income was $12.6 million compared to $8.4 million for the year ending December 31, 2004, a 49% increase. This significant increase was primarily related to a 35% increase in average earning assets, which increased from $167 million in 2004 to $226 million in 2005.

In addition to the increase in average earning assets, during 2006, 1st Pacific Bank of California’s net interest margin increased from 5.56% to 5.61%. Despite this slight increase in net interest margin year-over-year, 1st Pacific Bank of California’s net interest margin fell to 5.20% in the fourth quarter of 2006 due to rising deposit costs and strong local competition for deposits; asset yields began to stabilize in the latter half of 2006 as the Federal Reserve halted its tightening monetary policy in June 2006, yet deposit costs continued to reprice upwards with a lagging effect. During 2005, net interest margin increased from 5.06% to 5.56% as a result of the increasing interest rate environment and 1st Pacific Bank of California’s asset sensitive balance sheet, which resulted in asset yields increasing at a faster rate than the cost of liabilities. During 2004, net interest margin increased from 4.97% to 5.06% as a result of improved asset mix (a higher concentration in loan assets) and an improved deposit mix, including an increase in the level of non-interest bearing deposits.

The following tables shows the changes in interest income and expense as a result of changes in volume and rates for each of the last two fiscal years. Changes due to both rate and volume are allocated to volume.

Analysis of Volume and Interest Rate Changes

	Year Ended December 31, 2006 Versus the Year Ended December 31, 2005
	Amount of Change Attributed to
	Volume	Rate	Total Change
	(dollars in thousands)
Investment securities	$64	$57	$121
Federal funds sold	(23)	236	213
Other earning assets	18	0	18
Loans	3,993	2,420	6,413
Changes in interest income	4,052	2,713	6,765
NOW, savings and money market	(142)	1,030	888
Time deposits under $100,000	186	273	459
Time deposits of $100,000 or more	1,799	582	2,381
Other borrowings	274	90	364
Changes in interest expense	2,117	1,975	4,092
Total change in net interest income	$1,935	$738	$2,673

	Year Ended December 31, 2005 Versus the Year Ended December 31, 2004
	Amount of Change Attributed to
	Volume	Rate	Total Change
	(dollars in thousands)
Investment securities	$(103)	$(7)	$(110)
Federal funds sold	222	116	338
Other earning assets	23	2	25
Loans	4,814	1,265	6,079
Changes in interest income	4,956	1,376	6,332
NOW, savings and money market	617	353	970
Time deposits under $100,000	97	73	170
Time deposits of $100,000 or more	617	201	818
Other borrowings	140	104	244
Changes in interest expense	1,471	731	2,202
Total change in net interest income	$3,485	$645	$4,130

1st Pacific Bank of California expects its risk exposure to changes in interest rates during 2007 to remain manageable and within acceptable policy ranges. Management will continue to strive for an optimal balance between risk and earnings.

Liquidity and Interest Rate Risk Management

The objective of 1st Pacific Bank of California’s asset/liability strategy is to manage liquidity and interest rate risks to ensure the safety and soundness of 1st Pacific Bank of California’s capital base, while maintaining adequate net interest margins and spreads to provide an appropriate return to shareholders. 1st Pacific Bank of California’s balance sheet liquidity, which is a measure of its ability to meet fluctuations in deposit levels and provide for customers’ credit needs, is managed through various funding strategies that reflect the maturity structures of the sources of funds being gathered and the assets being funded.

1st Pacific Bancorp became the parent company of 1st Pacific Bank of California on January 16, 2007, following completion of a bank holding company reorganization. The liquidity of 1st Pacific Bancorp is primarily dependent on the payment of cash dividends by 1st Pacific Bank of California, and if the merger is completed, from the profit contribution of Landmark National Bank, subject to restrictions set forth by California banking law as well as other regulatory restrictions. For the year ended December 31, 2006, 1st Pacific Bank of California paid no dividends to 1st Pacific Bancorp. Cash dividends of $250,000 were paid on February 15, 2007. Cash consideration for the proposed merger with Landmark National Bank will be provided through cash dividends of $5.0 million to 1st Pacific Bancorp (and the anticipated issuance of $5.0 million of trust preferred securities, net of its common ownership in the trust, prior to the consummation of the merger). 1st Pacific Bancorp anticipates that its floating rate net interest cost on this issuance will be approximately  1.75% over the Fed Funds Sold market rate.

1st Pacific Bank of California’s liquidity results primarily from funds provided by short-term liabilities such as demand deposits, certificates of deposit, and short-term borrowings and is augmented by payments of principal and interest on loans. Access to short-term investments, primarily Federal funds sold, is the primary means for providing immediate liquidity; however, 1st Pacific Bank of California maintains credit facilities with correspondent banks and has access to borrowing facilities through its Federal Home Loan Bank  membership to aid in managing its short-term liquidity needs. At December 31, 2006, 1st Pacific Bank of California’s borrowing capacity with Federal Home Loan Bank was $57.8 million and December 31, 2005 was $40.6 million.

In order to manage 1st Pacific Bank of California’s liquidity, management monitors a number of liquidity ratios, including the level of liquid assets to funding sources (both on and off the balance sheet), the level of dependence on non-core funding sources, the level of loans to funding sources, the level of short-term investments to total assets, and the level of unfunded loan commitments. 1st Pacific Bank of California’s liquidity is actively managed on a daily basis and reviewed monthly by its board of directors.

As of December 31, 2006, management considers 1st Pacific Bank of California’s liquidity sufficient to meet 1st Pacific Bank of California’s liquidity needs. Management attempts to maintain a loans-to-funding ratio (total loans to total deposits plus borrowings) below 100% and a liquidity ratio (liquid assets, including cash and due from banks, federal funds sold, investments maturing in one year or less and other marketable securities less reserve requirements and pledged investments expressed as a percentage of total deposits and short-term borrowings) above 10%. 1st Pacific Bank of California’s loans-to-funding was 94.6% at December 31, 2006 and 95.1% at December 31, 2005. The liquidity ratio for 1st Pacific Bank of California was 13.2% at December 31, 2006 and 13.0% at December 31, 2005.

Based upon the existing business plan, management believes that the level of 1st Pacific Bank of California’s primary liquid assets and secondary sources of liquidity including brokered CD’s, sales of loans, unsecured Federal funds lines of credit with correspondent banks and discount window borrowings from the Federal Reserve Bank and $33.8 million under a line of credit with the Federal Home Loan Bank  of San Francisco at December 31, 2006 are sufficient to meet 1st Pacific Bank of California’s current and presently anticipated funding needs. Liquid assets of 1st Pacific Bank of California represented approximately 11.83% of total assets at December 31, 2006 and 11.60% at December 31, 2005.

1st Pacific Bank of California experienced net cash provided by operating activities of $3.8 million during 2006, $3.3 million during 2005 and $2.6 million during 2004. The increasing trend in cash provided from operating activities is consistent with the improvements in net income experienced by 1st Pacific Bank of California.

1st Pacific Bank of California’s primary uses of cash are to fund growth in its loan portfolio, which is 1st Pacific Bank of California’s highest yielding investment activity. Net cash used by investing activities was $51.6 million in 2006, $40.2 million in 2005 and $69.2 million in 2004. The outflow in 2006 is primarily attributed to gross loan originations, which include lines of credit and construction commitments, of $199.1 million and five loan purchases of $7.3 million, which were partially offset by proceeds from principal payoffs of $91.0 million, as well as the purchase of investment securities available for sale. In 2005 1st Pacific Bank of California used cash for gross loan originations of $176.7 million (there were no loan purchases), which were, in part, offset by proceeds from loan payoffs of $88.1 million. The 2004 cash used by gross loan originations was $163.1 million (there were no loan purchases), which were partly offset by principal payoffs of $79.9 million. In addition to the loan activity, 1st Pacific Bank of California had the following cash provided from its securities available for sale: in 2006 total principal reductions were $1.5 million; in 2005 total maturities were $0.5 million, total sales were $0.5 million, and total principal reductions were $1.8 million; for 2004 total maturities were $2.2 million, total sales were $0.5 million, total calls were $0.5 million, and total principal reductions were $1.4 million.

The net cash provided by financing activities for 1st Pacific Bank of California was $49.0 million in 2006, $53.1 million in 2005 and $64.1 million in 2004. 1st Pacific Bank of California experienced less deposit growth during 2006 and was required to increase its short-term borrowings to offset the demand to fund loans. It attributes this decrease in deposit growth to the increased level of interest rates causing business customers to be more conscientious about actively managing operational noninterest bearing deposit accounts. In addition, there is strong competition for deposits in 1st Pacific Bank of California’s market, including competion from a number of newly-chartered banks that have opened in the local market over the last few years. While 1st Pacific Bank of California continues to plan for healthy growth in 2007, the coming year is likely to be one where it continues to feel pressure from strong competition for deposits. In 2005, 1st Pacific Bank of California issued $5.0 million in subordinated debt. Short-term borrowings are expected to decrease during the third quarter of 2007 due to additional liquidity available from the proposed merger with Landmark National Bank. Additionally, as noted above, 1st Pacific Bancorp anticipates issuing $5.0 million in trust preferred securities prior to the consummation of the merger. Furthermore, to the extent loan demand continues to outpace 1st Pacific Bank of California’s ability to raise core deposits, financing activities will be supplemented by higher costing time deposits and/or brokered funds. 1st Pacific Bank of California does not anticipate any additional capital needs in the near future.

The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets and timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk.

The table below sets forth the interest rate sensitivity of 1st Pacific Bank of California’s interest-earning assets and interest-bearing liabilities as of December 31, 2006, using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. When the rate on a loan with a floating rate has reached a contractual floor or ceiling level, the loan is treated as a fixed rate loan for purposes of determining its rate-sensitivity until the rate is again free to float.

Interest Rate Sensitivity of Interest-Earning Assets and Liabilities

	Estimated Maturity or Repricing
	Up to Three Months	Over Three Months To Less Than One Year	Over One to Five Years	Over Five Years	Total
	(dollars in thousands)
Interest-Earning Assets:
Investment Securities	$—	$1,877	$6,989	$132	$8,998
Federal Funds Sold	20,985	—	—	—	20,985
Loans	169,071	28,388	30,167	47,640	275,266
Totals	$190,056	$30,265	$37,156	$47,772	$305,249
Interest-Bearing Liabilities:
Interest-Bearing Checking	$13,323	$—	$—	$—	$13,323
Savings & Money Market	87,783	—	—	—	87,783
Time Deposits	24,740	62,102	27,790	—	114,632
Other Borrowings	29,000	—	—	—	29,000
Totals	$154,846	$62,102	$27,790	$—	$244,738
Interest Rate Sensitivity Gap	$35,210	$(31,837)	$9,366	$47,772	$60,511
Cumulative Interest Rate Sensitivity Gap	$35,210	$3,373	$12,739	$60,511	$60,511
Cumulative Interest Rate Sensitivity Gap Ratio Based on Total Assets	11.06%	1.06%	4.00%	19.00%	19.00%

Gap analysis is a method of analyzing exposure to interest rate risk, by measuring the ability of 1st Pacific Bank of California to reprice its interest rate-sensitive assets and liabilities. The actual impact of interest rate movements on 1st Pacific Bank of California’s net interest income may differ from that implied by any gap measurement, depending on the direction and magnitude of the interest rate movements and the repricing characteristics of various on and off-balance sheet instruments, as well as competitive pressures. These factors are not fully reflected in the foregoing gap analysis and, as a result, the gap report may not provide a complete assessment of 1st Pacific Bank of California’s interest rate risk. In addition to gap analysis, such as the table above, 1st Pacific Bank of California estimates the effect of changing interest rates on its net interest income using the repricing and maturity characteristics of its assets and liabilities and the estimated effects on yields and costs of those assets and liabilities.

Based on the gap analysis and 1st Pacific Bank of California’s assessment of its exposure to interest rate risk, 1st Pacific Bank of California is “asset sensitive.”  In general, “asset sensitive” means that, over time, 1st Pacific Bank of California’s assets will reprice faster than its liabilities. In a rising interest rate environment, net interest income can be expected to increase and that, in a declining interest rate environment, net interest income can be expected to decrease. In addition, a rising interest rate environment will affect 1st Pacific Bank of California’s ability to reprice loans that bear variable interest rates but are currently at their floor rates and will not fluctuate immediately. At December 31, 2006, approximately $75 million of loans were priced at their floor interest rate. As interest rates increase, the rates earned on these loans will begin to adjust above their floor rates and 1st Pacific Bank of California’s asset sensitivity will increase. Conversely, in a declining interest rate environment, 1st Pacific Bank of California will benefit from floor rates built into existing variable rate loans as the indexed rates decline to the floor rates and stop adjusting downwards. At December 31, 2006, loans totaling approximately $155 million had floor rates that were below the existing fully indexed rate; these floors reduce 1st Pacific Bank of California’s asset sensitivity in a declining rate environment. The benefit derived, if any, by 1st Pacific Bank of California when loan rates drop to their floor rates may be mitigated by the increased likelihood that those loans may be refinanced by the borrowers with other financial institutions.

Investment Portfolio

The primary objective of 1st Pacific Bank of California’s investment portfolio is to contribute to maximizing shareholder value by providing adequate liquidity sources to meet fluctuations in 1st Pacific Bank of California’s loan demand and deposit structure. To meet this objective, 1st Pacific Bank of California invests in high-quality investment securities that generate reasonable rates of return to 1st Pacific Bank of California given its liquidity objectives. Secondary objectives of the investment portfolio which may be considered include: meeting pledging requirements of public or other depositors; minimizing 1st Pacific Bank of California’s tax liability; accomplishing strategic goals; and assisting various local public entities with their financing needs (which may assist 1st Pacific Bank of California in meeting its Community Reinvestment Act objectives).

The board of directors has established policies regarding the investment activities of 1st Pacific Bank of California, including establishment of risk limits and ensuring that management has the requisite skills to manage the risks associated with 1st Pacific Bank of California’s investment activities. The board of directors reviews portfolio activity and risk levels and requires management to demonstrate compliance with approved risk limits. Senior management is responsible for establishing and enforcing policies and procedures for conducting investment activities. Management must have an understanding of the nature and level of various risks involved in 1st Pacific Bank of California’s investments and how such risks fit within the overall risk characteristics of 1st Pacific Bank of California’s balance sheet.

The Chief Financial Officer acts as 1st Pacific Bank of California’s Investment Officer and ensures that the day-to-day guidelines of 1st Pacific Bank of California’s investment policies are properly implemented and that all investments meet regulatory and accounting guidelines. The Chief Executive Officer or the Chief Financial Officer must approve each investment transaction. 1st Pacific Bank of California monitors its investment portfolio closely, and accordingly, its composition may change substantially over time.

At December 31, 2006, 1st Pacific Bank of California held $3,107,446 in Fannie Mae Mortgage-Backed Securities, which is in excess of 10% of 1st Pacific Bank of California’s shareholder equity.

Amounts and Distribution of Investment Portfolio

	December 31,
	2006			2005			2004
	Amortized Cost	Market Value	Wghtd Avg Yield	Amortized Cost	Market Value	Wghtd Avg Yield	Amortized Cost	Market Value	Wghtd Avg Yield
	(dollars in thousands)
Available-for-Sale Securities:
Corporate Notes:
One Year or Less	$—	$—	—	$—	$—	—	$507	$511	4.69%
One Year to Five Years	3,958	3,985	5.86%	—	—	—	508	513	5.16%
Total Corporate Notes	3,958	3,985	5.86%	—	—	—	1,015	1,024	4.93%
Mortgage-Backed Securities (Unallocated)	5,023	5,013	6.84%	3,212	3,146	3.74%	4,959	4,916	3.57%
Total Investment Securities	$8,981	$8,998	4.98%	$3,212	$3,146	3.74%	$5,974	$5,940	3.93%

Loan Portfolio

Types of Loans

1st Pacific Bank of California originates, purchases, or acquires participating interests in loans for its portfolio and for possible sale in the secondary market. Total loans were $230.4 million at December 31, 2005 and increased to $275.3 million at December 31, 2006. 1st Pacific Bank of California’s loans include construction loans, single-family residential and commercial real estate loans, commercial business loans, SBA loans, and consumer loans.

Loan Portfolio Composition by Type of Loan

	December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Loans:
Construction & Land Development	$116,389	$94,912	$59,579	$27,468	$14,796
Real Estate—Residential & Commercial	81,131	65,123	57,058	42,006	32,639
SBA Loans—7a & 504	19,883	21,965	24,640	23,137	16,132
Commercial Business	52,797	43,970	41,555	24,857	16,729
Consumer	5,066	4,412	5,720	3,659	1,969
Total Loans	275,266	230,382	188,552	121,127	82,265
Allowance for Loan Losses	(3,251)	(2,809)	(2,265)	(1,454)	(823)
Net Loans	$272,015	$227,573	$186,287	$119,673	$81,442
Commitments:
Standby Letters of Credit	$3,224	$1,649	$153	$1,616	$64
Undisbursed Loans and Commitments to Grant Loans	87,527	85,661	69,034	42,162	21,892
Total Commitments	$90,751	$87,310	$69,187	$43,778	$21,956

During 2006, San Diego County experienced a continued increase in the development and construction of residential and commercial properties. As a result, with 1st Pacific Bank of California’s expertise in real estate financing, there was a great opportunity for growth in 1st Pacific Bank of California’s construction and real estate loan portfolio during 2006. The increases in commercial business loans are a direct result of 1st Pacific Bank of California’s strategic focus and direct marketing efforts to develop relationships with small-to-medium sized businesses. Additionally, 1st Pacific Bank of California’s legal lending limits to any one borrower have increased significantly over the past two years in relation to 1st Pacific Bank of California’s growth in capital; this has allowed 1st Pacific Bank of California to compete for larger individual loan transactions, which has been a contributing factor to 1st Pacific Bank of California’s loan growth.  San Diego County has begun to experience signs of a real estate slowdown, similar to that experienced in the national real estate market. If the real estate market continues to soften in 2007, it could impact 1st Pacific Bank of California’s ability to grow its loan portfolio; however, 1st Pacific Bank of California will continue to adhere to its strict underwriting guidelines.

1st Pacific Bank of California makes construction loans primarily as interim loans to finance the construction of commercial and single family residential property. These loans are typically for a term of approximately 12 months. Other real estate loans consist primarily of commercial and industrial real estate loans. 1st Pacific Bank of California makes these loans based on the income generating capacity of the property or the cash flow of the borrower. These loans are secured by the property. 1st Pacific Bank of California’s general policy is to restrict these loans to no more than 75% of the lower of the appraised value or the purchase price of the property. 1st Pacific Bank of California offers both fixed and variable rate loans with maturities that generally do not exceed 15 years, unless the loans are SBA loans secured by real estate or other commercial real estate loans easily sold in the secondary market.

A portion of 1st Pacific Bank of California’s real estate loans and commercial business loans are made under certain SBA loan programs. These loans generally are structured such that they may be sold, either as a whole with servicing released, as is the case for SBA 504 loans, or in the case of SBA 7(a) loans, the guaranteed portion may be sold in the secondary market and the servicing is retained. To date, 1st Pacific Bank of California has elected to sell SBA 7(a) loans in only a limited number of cases; however, certain SBA 504 loans have been packaged for sale when the rates and terms of the loans do not meet 1st Pacific Bank of California’s asset and liability management structure.

1st Pacific Bank of California makes commercial loans to provide working capital, finance the purchase of equipment and for other business purposes. These loans can be “short-term,” with maturities ranging from 30 days to one year, or “term loans” with maturities normally ranging from one to 25 years. Short-term loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest.

Maturities and Sensitivities of Loans to Changes in Interest Rates

Many of 1st Pacific Bank of California’s loans have floating rates tied to the prime-lending rate as published in The Wall Street Journal or other rate indices. The majority of these floating rate loans are adjusted at least quarterly.

Loan Maturity by Category

	December 31, 2006
	Due in One Year Or Less	Due After One Year to Five Years	Due After Five Years	Total
	(dollars in thousands)
Construction & Land Development	$101,094	$14,717	$578	$116,389
Real Estate—Residential & Commercial	14,121	14,687	52,323	81,131
SBA Loans—7a & 504	3,425	1,586	14,872	19,883
Commercial Business	39,964	8,684	4,149	52,797
Consumer	3,318	1,715	33	5,066
Total	$161,922	$41,389	$71,955	$275,266
Floating Rate				$165,577
Fixed Rate				109,689
Total				$275,266

At December 31, 2006, approximately $75 million of the floating rate loans, noted above, were priced at their floor interest rate. The level of sensitivity of 1st Pacific Bank of California’s loan portfolio to changes in interest rates is monitored on a regular basis in conjunction with 1st Pacific Bank of California’s overall interest rate risk management practices (see the sub-section entitled “Liquidity and Interest Rate Risk Management” above).

Loan Quality

The risk of nonpayment of loans is an inherent feature of the banking business. That risk varies with the type and purpose of the loan, the collateral that is utilized to secure payment, and ultimately, the credit worthiness of the borrower. In order to minimize this credit risk, the Chief Executive Officer, the Chief

Credit Officer, or the loan committee of the board of directors approve virtually all loans made by 1st Pacific Bank of California. The loan committee is comprised of directors and members of its senior management.

1st Pacific Bank of California grades its loans from “pass” to “loss,” depending on credit quality, with “pass” representing loans with an acceptable degree of risk given the favorable aspects of the credit and with both primary and secondary sources of repayment. Classified loans or substandard loans are ranked below “pass” loans. As these loans are identified in the review process, they are added to the internal watch list and loss allowances are established. Additionally, loans are examined regularly by 1st Pacific Bank of California’s regulatory agencies. A loan which has been placed on non-accrual status is not returned to accrual basis until it has been brought current with respect to both principal and interest payments, is performing to current terms and conditions, its interest rate is commensurate with market interest rates and future principal and interest payments are no longer in doubt. During 2006, 1st Pacific Bank of California had an average recorded investment in loans in a non-accrual status of $1,229,197.

Components of Nonperforming Assets

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Non-Accrual Loans	$—	$1,052	$—	$—	$—
Loans 90 Days Past Due and Still Accruing	—	—	—	—	—
Restructured Loans	—	—	—	—	—
Total Nonperforming Loans	—	1,052	—	—	—
Other Real Estate Owned	—	—	—	—	—
Total Nonperforming Assets	$—	$1,052	$—	$—	$—
Non-Accrual Loans as a Percentage of Total Loans	0.00%	0.46%	0.00%	0.00%	0.00%
Loans 90 Days Past Due as a Percentage of Total Loans	0.00%	0.00%	0.00%	0.00%	0.00%
Restructured Loans as a Percentage of Total Loans	0.00%	0.00%	0.00%	0.00%	0.00%
Nonperforming Loans as a Percentage of Total Loans	0.00%	0.46%	0.00%	0.00%	0.00%
Allowance for Loan Losses as a Percentage of Nonperforming Loans	N/A	267.00%	N/A	N/A	N/A
Nonperforming Assets as a Percentage of Total Assets	0.00%	0.40%	0.00%	0.00%	0.00%

Restructured loans are those loans where 1st Pacific Bank of California has made concessions in interest rates or repayment terms to assist the borrower. Non-accrual loans are generally loans which are past due 90 days or are loans upon which management believes the interest may not be collectible.

During March 2007, 1st Pacific Bank of California became aware that a completed project, financed by a construction loan, would likely be taken over by 1st Pacific Bank of California with the borrower’s full cooperation. The project consists of twenty six (26) condominium units, of which eight (8) or 30% are sold and paid off through escrow closings, leaving a balance owing of $4,669,683 and eighteen (18) units unsold. A recent escrow closing in March 2007 reflected a sales price of $349,900. 1st Pacific Bank of California expects to make full recovery of outstanding principal and interest via future property sales contracted through a real estate sales broker and, should there be any deficiency, from guarantors. In addition to this project, as of December 31, 2006, 1st Pacific Bank of California had $5.8 million of potential problem loans which are not disclosed nonperforming loans, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms and which may result in disclosure of such loans as nonperforming loans in the future.

Other real estate owned may be acquired in satisfaction of loan receivables through foreclosure or other means. If acquired, these properties are recorded on an individual asset basis at the estimated fair value less selling expenses.

Loan Concentrations

1st Pacific Bank of California’s loan portfolio consists primarily of loans to borrowers within San Diego County. Although 1st Pacific Bank of California seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in 1st Pacific Bank of California’s market area and, as a result, 1st Pacific Bank of California’s loan and collateral portfolios are, to some degree, concentrated in those industries. As of December 31, 2006, 1st Pacific Bank of California held approximately $48 million of loans to real estate developers, $38 million in land loans in the county of San Diego and $34 million in loans to real estate investment companies for non-owner occupied buildings. 1st Pacific Bank of California’s commercial loan portfolio is to a diverse group of industries including professional attorneys and merchant wholesalers of plumbing and heating equipment and supplies; no industry group represents more than 3% of total loans. While 1st Pacific Bank of California’s strategy includes developing relationships with business customers, including related commercial lending opportunities, it is expected that 1st Pacific Bank of California will continue to have similar loan concentrations for the foreseeable future.

Allowance for Loan Losses

The following table summarizes, for the periods indicated, changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, additions to the allowance which have been charged to operating expenses and certain ratios relating to the allowance for loan losses:

Changes in Allowance for Loan Losses

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Allowance for Loan Losses:
Balance at Beginning of Period	$2,809	$2,265	$1,454	$823	$323
Net Loans Charged off:
Total Charge-Offs	(2)	(11)	(41)	—	—
Total Recoveries on Loans Previously Charged Off	—	2	2	1	—
Net Loans (Charged-Off) Recoveries	(2)	(9)	(39)	1	—
Provision for Loan Losses	444	553	850	630	500
Balance at End of Period	$3,251	$2,809	$2,265	$1,454	$823
Ratios:
Net Loans Charged Off to Average Loans	0.00%	0.00%	0.03%	0.00%	0.00%
Allowance for Loan Losses to Total Loans	1.18%	1.22%	1.20%	1.20%	1.00%

Provisions for loan losses are based on an analysis of the loan portfolio and include such factors as historical experience, the volume and type of loans in the portfolio, the amount of nonperforming loans, regulatory policies, general economic conditions, and other factors related to the ability to collect on loans in the portfolio. The amount provided for loan losses is charged to earnings. The provision for loan losses was $444,000 for 2006 compared to $552,500 for the year ending December 31, 2005. 1st Pacific Bank of

California ended 2006 with a 1.18% level of allowance for loan losses to total loans compared to 1.22% for the year ended December 31, 2005.

1st Pacific Bank of California, in the last five years, has charged off a total of $54,000. This total includes four charge offs related to the un-guaranteed portion of SBA 7a loans of approximately $53,000, of which $7,000 has been recovered. 1st Pacific Bank of California also charged off an overdraft protection loan of approximately $1,000. In total, these charge offs represent 0.0003% of 1st Pacific Bank of California’s December 31, 2006 net loans.

A quarterly detailed review is performed to identify the risks inherent in the loan portfolio, to assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan losses and the related provision for loan losses, which is charged to expense.

A key element of the methodology for assessing the risks inherent in the loan portfolio is the credit classification process. Loans identified as less than “pass” are reviewed individually to estimate the amount of probable losses that need to be included in the allowance. These reviews include analysis of financial information as well as evaluation of collateral securing the credit. 1st Pacific Bank of California uses four allocation components; General, Specific, Specific Impaired and Qualitative. The General component estimates probable future loan loss based on historical experience, the Specific component is designed to calculate a reserve for criticized and classified loans, the Specific Impaired component allocates a probable loss amount on one particular loan and a Qualitative designation considers factors such as national and local economic changes, changes to management or staff and unemployment rates. Additionally, the inherent risk present in the “pass” portion of the loan portfolio is assessed by taking into consideration historical losses on pools of similar loans, adjusted for trends, conditions and other relevant factors that may affect repayment of the loans in these pools. Upon completion, the written analysis is presented to the board of directors for discussion, review and approval.

1st Pacific Bank of California considers its allowance for loan losses to be adequate to provide for risks inherent in the loan portfolio. All available information is used to recognize losses on loans and leases; however, future additions to the allowance may be necessary based on changes in economic conditions. In addition, 1st Pacific Bank of California’s regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may recommend additions based upon their evaluation of the portfolio at the time of their examination. Accordingly, there can be no assurance that the allowance for loan losses will be adequate to cover future loan losses or that significant additions to the allowance for loan losses will not be required in the future. Material additions to the allowance for loan losses would decrease 1st Pacific Bank of California’s earnings and capital, among other adverse consequences.

Allocation of the Allowance for Loan Loss by Loan Type

December 31
2006		2005		2004		2003		2002
Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans
(dollars in thousands)

Construction & Land Development	$1,119	42.3%	$863	41.2%	$261	31.6%	$123	22.7%	$118	18.0%
Real Estate—Residential & Commercial	626	29.5%	518	28.3%	405	30.3%	356	34.7%	138	39.7%
SBA Loans—7a & 504	500	7.2%	456	9.5%	636	13.1%	441	19.1%	168	19.6%
Commercial Business	814	19.2%	817	19.1%	614	22.0%	381	20.5%	240	20.3%
Consumer	31	1.8%	25	1.9%	31	3.0%	20	3.0%	11	2.4%
Unallocated	161	0.0%	130	0.0%	318	0.0%	133	0.0%	148	0.0%
Totals	$3,251	100.0%	$2,809	100.0%	$2,265	100.0%	$1,454	100.0%	$823	100.0%

Deposits

Deposits are the primary source of funding for the lending and investing needs of 1st Pacific Bank of California. Total deposits were $237.2 million at December 31, 2005 and increased to $261.8 million at December 31, 2006.

Distribution of Average Deposits and Average Rates Paid

	For the Period Ended December 31,
	2006		2005		2004
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Interest Bearing Checking	$14,200	1.22%	$11,346	0.88%	$11,894	0.57%
Savings & Money Market	67,989	3.74%	72,725	2.38%	54,328	1.45%
TCD Less than $100,000	26,109	4.18%	21,672	2.92%	20,613	2.25%
TCD $100,000 or More	82,840	4.53%	43,170	3.19%	24,724	2.25%
Total Interest-Bearing Deposits	191,138	3.96%	148,913	2.58%	111,559	1.67%
Non Interest-Bearing Demand Deposits	52,550	0.00%	56,437	0.00%	39,501	0.00%
Total Deposits	$243,688	3.10%	$205,350	1.87%	$151,060	1.27%

The changes in interest rates paid on deposit accounts from 2005 to 2006 reflect changes in the interest rate environment. 1st Pacific Bank of California made adjustments to interest rates on deposit accounts to remain competitive and to react to increases in Federal monetary policy that began in June 2004 and continued through June 2006.

Growth in 1st Pacific Bank of California’s deposits is attributable to 1st Pacific Bank of California’s sales and marketing efforts to implement its strategic goals, including developing and building relationships with small-to-medium sized businesses and professionals. The opening of 1st Pacific Bank of California’s fifth branch office in El Cajon in April 2006 contributed to 1st Pacific Bank of California’s deposit growth in 2006; total deposits for this branch office were $7.0 million at December 31, 2006.

While 1st Pacific Bank of California continues to plan for healthy growth in 2007, the coming year is likely to be one where it continues to feel pressure on its net interest margin and strong competition for deposits. As of December 31, 2006, 1st Pacific Bank of California had approximately 3,338 deposit accounts comprised of savings and money market accounts (34%), certificates of deposit (43%), and transaction accounts (23%).

1st Pacific Bank of California experienced a decrease in the average balance of noninterest-bearing demand deposits of approximately $4 million from 2005 to 2006. 1st Pacific Bank of California attributes this decrease in balances to the increased level of interest rates causing business customers to be more conscientious about actively managing operational demand deposit accounts. To augment 1st Pacific Bank of California’s marketing efforts and as a means to build new relationships in the community, 1st Pacific Bank of California periodically solicits new deposits through deposit promotions, which may be advertised, typically in print media. During 2006, two such campaigns were initiated that resulted in approximately $30.0 million in new money market and certificate of deposit funds. Typically, when running a promotional deposit campaign, 1st Pacific Bank of California will offer interest rates on deposits that are very competitive in the market place. These rates are typically higher than pre-promotion interest rates offered by 1st Pacific Bank of California, but are generally not the highest interest rates available in the market place. 1st Pacific Bank of California expects to continue to periodically run promotional deposit campaigns and market directly to its strategic niche in order to grow its deposit base and to attract new deposit relationships.

1st Pacific Bank of California also acquires deposits from non-traditional sources through relationships with correspondent banks and related deposit programs as well as through deposit brokers.

1st Pacific Bank of California participates in a “portfolio deposit program” offered by a correspondent bank in which 1st Pacific Bank of California receives variable rate money market deposits as pass through funds from the correspondent bank. 1st Pacific Bank of California also receives deposits in the form of time certificates through the use of deposit brokers who place the funds with 1st Pacific Bank of California on behalf of their clients. The total level of deposits from these non-traditional sources was approximately $40 million at December 31, 2006, compared to approximately $31 million at December 31, 2005. 1st Pacific Bank of California carefully manages the level of deposits it accepts from these non-traditional sources as these types of deposits expose 1st Pacific Bank of California to different characteristics in managing its liquidity. 1st Pacific Bank of California has adopted procedures to monitor these deposits and has made arrangements for borrowing funds from other sources (see the sub-section entitled “Short-Term and Other Borrowings” below) should these programs become less available. However, should deposits from these programs suddenly decline, 1st Pacific Bank of California’s other sources of funds could become more costly.

Scheduled Maturity of Distribution of Time Deposits of $100,000 or More

As of December 31, 2006,
(dollars in thousands)
Three Months or Less	$18,867
Over Three Months Through Six Months	19,314
Over Six Months Through Twelve Months	30,569
Over Twelve Months	25,265
Total	$94,015

Short-Term and Other Borrowings

1st Pacific Bank of California may borrow up to $13.0 million overnight on an unsecured basis from its correspondent banks; each of these facilities may terminate at any time without notice. In addition, 1st Pacific Bank of California has arranged a borrowing line with the Federal Home Loan Bank of San Francisco, under which 1st Pacific Bank of California may borrow up to 25% of its assets subject to providing adequate collateral and fulfilling other conditions of the line. As of December 31, 2006, 1st Pacific Bank of California had $24.0 million outstanding in Federal Home Loan Bank advances under these borrowing lines, which matured in January 2007 and have a weighted average interest rate of 5.34%. 1st Pacific Bank of California had no outstanding advances on borrowing lines as of December 31, 2005 and $9.0 million as of December 31, 2004, which matured in January 2005 and had a weighted average interest rate of 2.27%.

Below is a table of maximum amounts of short-term borrowings outstanding at any month-end during the reporting periods, and the approximate average amounts outstanding and weighted average interest rate as of December 31 of the reporting periods.

Year Ended	Maximum Amt Outstanding at any Month-End	Average Balance	Weighted Average Interest Rate
	(dollars in thousands)
2006	$24,000	$5,786	5.29%
2005	$17,500	$2,496	3.43%
2004	$12,700	$3.473	1.30%

On March 31, 2005, 1st Pacific Bank of California issued $5.0 million in Floating Rate Junior Subordinated Debentures in a private placement offering. This offering was undertaken in order to raise 1st Pacific Bank of California’s capital ratios. Under current risk-based capital guidelines, subordinated debentures qualify for Tier 2 capital treatment up to 50% of Tier 1 capital and, therefore, increased 1st Pacific Bank of California’s total risk-based capital ratio. The terms of the subordinated debt are: (i) a final maturity of June 15, 2020, (ii) a right on behalf of 1st Pacific Bank of California for early redemptions beginning in June, 2010, and (iii) an interest rate which floats quarterly based on 3 Month LIBOR plus a spread of 178 basis points. The interest rate on the subordinated debt as of December 31, 2006 is 7.14%.

Capital Resources

1st Pacific Bank of California opened in November 2000 after completing its initial public offering and raising $11.5 million in capital. In 2002, 1st Pacific Bank of California completed a secondary offering of securities, raising $4.2 million in new capital. During 2003 and 2004, 1st Pacific Bank of California raised approximately $4.3 million from the conversion of 95% of common stock purchase warrants that were issued in connection with its 2000 initial public offering and the 2002 secondary offering.  On May 16, 2005, 1st Pacific Bank of California’s board of directors declared a two-for-one stock split of 1st Pacific Bank of California’s common stock payable to shareholders of record on June 15, 2005. The shareholders received one additional share for each share they owned. All share and per share data has been restated for prior periods to reflect this stock split.

Shareholders’ equity at December 31, 2006 was $26.0 million, an increase of $3.8 million compared to the $22.2 million at December 31, 2005, increasing primarily as a result of retained earnings.

In 1990, the banking industry began to phase in new regulatory capital adequacy requirements based on risk-adjusted assets. These requirements take into consideration the risk inherent in investments, loans, and other assets for both on-balance sheet and off-balance sheet items. Under these requirements, the regulatory agencies have set minimum thresholds for Tier 1 capital, total capital and leverage ratios. 1st Pacific Bank of California’s risk-adjusted capital ratios, shown below as of December 31, 2006, 2005 and 2004 have been computed in accordance with regulatory accounting policies. See also “COMMON INFORMATION ABOUT 1ST PACIFIC BANCORP AND LANDMARK NATIONAL BANK AND COMPARISONS—Supervision and Regulation” for more information on regulatory capital requirements.

Capital Ratios

	December 31,			Minimum
	2006	2005	2004	Requirements
Tier 1 Capital to Average Assets (“Leverage Ratio”)	8.7%	8.8%	9.8%	4.0%
Tier 1 Capital to Risk-Weighted Assets	8.7%	9.0%	10.0%	4.0%
Total Capital to Risk-Weighted Assets	11.5%	12.2%	11.2%	8.0%

Noninterest Income and Noninterest Expense

Noninterest income for 2006 was $538,000, compared to $491,000 for 2005, an increase of $47,000. The increase in noninterest income was attributable to increased service charges on deposit accounts, related fees, and other income, which increased 22% from $325,000 in 2005 to $395,000 in 2006, and was primarily the result of the increase in deposit accounts and related activity. However, these increases in service charges were somewhat offset by a decline in gains and fee income on the sale or brokering of loans, which decreased from $166,000 in 2005 to $143,000 in 2006. While 1st Pacific Bank of California will continue to periodically realize gains on sale of loan assets, the timing of such sales is not expected to be regular.

Noninterest expense increased from $8.5 million for the year ending December 31, 2005 to $9.9 million for the year ending December 31, 2006. This increase is primarily attributable expenses associated with supporting 1st Pacific Bank of California’s growth. Salary and benefits expense increased from $5.1 million in 2005 to $6.1 million in 2006; during 2006, 1st Pacific Bank of California increased its number of full-time equivalent employees from 69 at December 31, 2005 to 77 at December 31, 2006. Occupancy and equipment expense increased 14%, from $1.4 million in 2005 to $1.5 million in 2006. The relatively small increase is due to additional 2005 expenses incurred to open a new corporate headquarters in La Jolla, which did not reoccur in 2006. Both asset and revenue growth have outpaced growth of noninterest expense in 2006 despite the expenses associated with the addition of a new branch in April 2006 in El

Cajon, California. Other operating expenses increased from $2.1 million in 2005 to $2.3 million in 2006 including data processing expenses, professional fees and office and administrative expenses. Noninterest expenses improved from 3.65% of average assets for 2005 to 3.54% for the fiscal year 2006.

In 2007, as 1st Pacific Bank of California continues to expand and add personnel, noninterest expenses are expected to increase at a level to sustain the growth of 1st Pacific Bank of California’s customer base.  Specifically, as detailed in “DESCRIPTION OF 1ST PACIFIC BANCORP—Properties,” in 2007 1st Pacific Bank of California will be expanding its facilities. The East County Branch Office will be relocated to a larger, permanent location from its existing temporary facility and the Golden Triangle Branch Office and the Headquarters Office will be relocated and combined in a larger facility. As a result of these moves, 1st Pacific Bank of California will incur moving expenses, increased rent and other occupancy expenses, and will likely have short periods where 1st Pacific Bank of California will be paying rent expense on old facilities and new facilities. Furthermore, depending on the timing of these moves, 1st Pacific Bank of California may need to amortize leasehold improvements faster than currently anticipated. Additionally, noninterest expenses are expected to increase significantly as a result of the expected consummation of the acquisition of Landmark National Bank; however, 1st Pacific Bank of California expects that the efficiencies realized from this acquisition will more than offset the increased costs and expenses.

Income Taxes

During 2006, 1st Pacific Bank of California recognized income tax expense of $2.2 million compared to $1.6 million for 2005. The increase in total income tax expense is attributable to the increase in income before income taxes; total income tax expense as a percentage of income before taxes was 40.8% in 2006 and 40.9% in 2005. See also Note F “Income Taxes” to the financial statements of 1st Pacific Bank of California for more information.

Effects of Inflation

The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities, which may move in concert with inflation both as to interest rates and value. This is especially true for banks with a high percentage of interest rate-sensitive assets and liabilities. 1st Pacific Bank of California manages its sensitivity to changes in interest rates by performing a gap analysis of its rate sensitive balance sheet and modeling the effects of changes in interest rates on its net interest income. 1st Pacific Bank of California attempts to structure its mix of financial instruments and manage its interest rate sensitivity gap in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and, therefore, its earnings and capital.

Contractual Obligations

See Note D “Premises and Equipment” to the financial statements of 1st Pacific Bank of California for more information.

Off-Balance Sheet Arrangements

1st Pacific Bank of California is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit totaling $90.8 million at December 31, 2006 and $87.3 million as of December 31, 2005.

1st Pacific Bank of California leases its facilities under noncancellable operating leases and routinely enters contracts for services to be provided over extended future periods, which may contain penalty clauses for the early termination of the contracts.

In addition, 1st Pacific Bank of California is a member of The Federal Home Loan Bank of San Francisco and, as such, is offered wholesale credit products and services, which provide 1st Pacific Bank of California access to funds that help 1st Pacific Bank of California meet the borrowing needs of its customers. For additional information regarding 1st Pacific Bank of California’s off-balance sheet arrangements, see Notes D, G and H to the financial statements included in 1st Pacific Bank of California’s financial statements.

Critical Accounting Policies and Estimates

This joint proxy statement-prospectus is based on 1st Pacific Bank of California’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The process of preparing these financial statements requires management to make difficult, subjective or complex judgments that could have a material effect on 1st Pacific Bank of California’s financial condition and results of operations. A critical accounting policy is defined as one that is material to the presentation of 1st Pacific Bank of California’s financial statements. A summary of significant accounting policies is presented in Note A of  1st Pacific Bank of California’s financial statements. Management believes that the following are critical accounting policies.

Use of Estimates in the Preparation of Financial Statements.   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires 1st Pacific Bank of California’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Note A to the financial statements describes the significant accounting policies used in the preparation of the financial statements of 1st Pacific Bank of California.

Loans.   Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses.   The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on 1st Pacific Bank of California’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Stock-Based Compensation.   In December 2004, Financial Accounting Standards Board revised Statement of Financial Accounting Standard 123 and issued it under its new name, “Share-Based Payment” (“Standard 123”). Standard 123 eliminates the alternative to use APB Opinion 25’s intrinsic value method of accounting. Instead, the Standard 123 generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards.

1st Pacific Bank of California adopted SFAS No. 123 (R) on January 1, 2006 using the “modified prospective method.”  Under this method compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled after January 1, 2006 and prior periods are not restated. In addition, the unvested portion of previously awarded options outstanding as of January 1, 2006 will also be recognized as expense over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS No. 123 (R). See Note A, “Summary of Significant Accounting Policies” included in 1st Pacific Bank of California’s financial statements.

INFORMATION ABOUT LANDMARK NATIONAL BANK

Organization

On September 21, 2001 an Application for Authority to Organize Landmark National Bank was filed with the Comptroller of the Currency. Landmark National Bank completed its stock offering on August 5, 2002, having received $11.6 million in capital through the sale of 1,164,104 shares of common stock. Landmark National Bank opened on August 26, 2002.

During 2005, Landmark National Bank acquired Legacy Bank, N.A. (“Legacy Bank”). The transaction closed July 15, 2005. Pursuant to the merger agreement between Landmark National Bank and Legacy Bank, Landmark National Bank acquired Legacy Bank’s assets, the estimated fair value of which was $46,783,893, in exchange for converting each outstanding share of Legacy Bank common stock into shares of Landmark National Bank’s common stock. The value of Landmark National Bank’s common stock issued in connection with the merger, other merger considerations and transaction costs was $10,056,586. In connection with the acquisition, in August 2005, Landmark National Bank converted its main data processing system to the system used by Legacy Bank. The conversion was a major project for Landmark National Bank and consumed a significant amount of management and employee time and other resources.

Business Plan and Services

Landmark National Bank was formulated as a locally owned and managed financial institution, with an active community role. Landmark National Bank’s business plan focuses primarily upon local banking services and community needs.

Landmark National Bank’s marketing strategy stresses its local ownership and commitment to serve the banking needs of: (1) individuals residing and/or working in Landmark National Bank’s service area; (2) local businesses from the manufacturing, wholesale, retail and professional sectors; and (3) retired individuals.

Landmark National Bank offers a full range of banking and related financial services to businesses and individuals in its market area with an emphasis upon efficiency and personalized attention. The specific services offered include personal and business checking, money market and savings accounts, time certificates of deposit, IRA, and direct deposit of social security, pension and payroll checks.

Landmark National Bank offers a full complement of lending activities, which include the following types of loans: consumer; commercial and industrial loans; SBA guaranteed; commercial and residential real estate, including construction; second mortgages; home improvement; and letters of credit. In the event loan demands exceed Landmark National Bank’s legal lending limit, Landmark National Bank utilizes the services of correspondent banks.

In September 2004, the SBA designated Landmark National Bank as a “Preferred Lender.”  Preferred Lender status gives Landmark National Bank’s customers faster turnaround on SBA loan applications because it allows Landmark National Bank to approve SBA guaranteed loans with only a minimal review by the SBA. To earn the designation, lenders must establish a successful track record and display a thorough understanding of SBA lending policies and procedures.

Other services Landmark National Bank offers include bank-by-mail, safe deposit boxes, night depository facilities, credit card services, notary services, travelers checks, wire transfer services, cashiers checks, ATM banking and voice response services, and Internet banking. Landmark National Bank is a member of regional ATM networks, which provides its customers with nationwide access to their accounts. Through third parties, Landmark National Bank provides business courier services for non-cash deposits. In the third quarter of 2004 Landmark National Bank announced its participation in the Certificate of Deposit Account Registry Service program, which allows customers to make deposits through Landmark National Bank for over $100,000 that are insured by FDIC. The deposits are spread amongst other FDIC insured banks, thereby retaining FDIC insurance. The Certificate of Deposit Account Registry Service program is only available to Landmark National Bank so long as it remains “well-capitalized.”

Risk Management

Landmark National Bank sees the process of addressing the potential impacts of the external factors listed in the sections entitled “RISK FACTORS” and “A WARNING ABOUT FORWARD LOOKING STATEMENTS,” as part of its management of risk. In addition to common business risks such as disasters, theft, and loss of market share, Landmark National Bank is subject to special types of risk due to the nature of its business. New and sophisticated financial products are continually appearing with different types of risk which need to be defined and managed if Landmark National Bank chooses to offer them to its customers. Also, the risks associated with existing products must be reassessed periodically. Landmark National Bank cannot operate risk-free and make a profit. Instead, the process of risk definition and assessment allows Landmark National Bank to select the appropriate level of risk for the anticipated level of reward and then decide on the steps necessary to manage this risk. Landmark National Bank’s Risk Officer, Sara Magruder, and the other members of its risk management team under the direction and oversight of the board of directors of Landmark National Bank, lead the risk management process.

Some of the risks faced by Landmark National Bank are those faced by most enterprises—reputation risk, operational risk, and legal risk. The special risks related to financial products are credit risk and interest rate risk. Credit risk relates to the possibility that a debtor will not repay according to the terms of the debt contract. Credit risk is discussed in the sections related to loans. Interest rate risk relates to the adverse impacts of changes in interest rates. The effective management of these and other risks mentioned above is the backbone of Landmark National Bank’s business strategy.

Market Area

The area from which Landmark National Bank attracts most of its business, and which is coextensive with its Community Reinvestment Act designated community (assessment area), includes the communities of Solana Beach, Del Mar, Rancho Santa Fe, Cardiff-by-the-Sea and La Jolla.

Competition

The banking business in California, generally, and specifically in the greater San Diego and adjacent areas, is highly competitive with respect to both loans and deposits. The business is dominated by a relatively small number of major banks, most of which have many offices operating over wide geographic areas. Many of the major commercial banks and their affiliates, including those headquartered outside California, offer certain services (such as trust and securities brokerage services) that Landmark National Bank does not directly offer. By virtue of their greater total capitalization, such banks have substantially higher lending limits than Landmark National Bank and substantially larger advertising and promotional budgets. In addition, Landmark National Bank faces competition from other community banks headquartered in the greater San Diego area that are also serving individuals and businesses.

In recent years, a large number of mergers and consolidations of both banks and savings entities have occurred in California and throughout the nation. A substantial number of the larger banks have been involved in major mergers. The result is that these institutions generally have centralized and standardized their services. Similarly, most lending functions and decisions are sent outside the area. Acquisitions by major interstate bank holding companies and other large acquirers in the greater San Diego area have resulted in numerous branch consolidations in the area. Many long-standing relationships have been disrupted or severed, while many other customers are now subjected to less personalized and more standardized services.

To compete with the major financial institutions in Landmark National Bank’s primary service areas, Landmark National Bank emphasizes specialized services, local promotional activity and personal contacts by its officers, directors and other employees. Programs have been developed to specifically address the needs of small to medium-sized businesses, professional businesses, and individuals in the community. As necessary, Landmark National Bank can arrange for loans that are too large for it to make by itself to be made on a participation basis with other financial institutions and intermediaries. Landmark National Bank uses to the fullest extent possible the contacts of its organizers, founders, advisors, directors and officers with residences and businesses in Landmark National Bank’s primary service areas.

Landmark National Bank helps its customers who require other services Landmark National Bank does not offer by obtaining such services from its correspondent banks or other sources. In addition, Landmark National Bank has joined the STAR® and PLUS® ATM networks and also offers, among other services, a night depository, courier services, bank-by-mail services, direct deposit, Internet banking, voice response and notary services. To implement its strategy to compete effectively, Landmark National Bank has hired highly qualified, professional management and staff. By offering a professional work environment, competitive salaries and benefits and a unique opportunity to grow with a new financial institution, Landmark National Bank believes it has hired management and staff that are successfully implementing Landmark National Bank’s business plan.

Employees

On December 31, 2006, Landmark National Bank employed 39 full time employees. None of Landmark National Bank’s employees are represented by any collective bargaining agreements, and relations with employees are considered excellent.

Properties

Landmark National Bank’s main office is at 937 Lomas Santa Fe Drive, Solana Beach, California 92075. The main office, approximately 7,513 square feet, is leased for a term of 10 years, which began on September 1, 2001 and expires on August 31, 2011, with two five-year options to renew at the then-current fair market rate. The monthly rent under the remaining term of the lease is as follows:

Period	Monthly Rent
September 1, 2005—August 31, 2007	$16,195
September 1, 2007—August 31, 2009	$17,004
September 1, 2009—August 31, 2011	$17,855

The monthly rent for the expansion premises is as follows:

Period	Monthly Rent
May 1, 2006—August 31, 2007	$6,895
September 1, 2007—August 31, 2009	$7,239
September 1, 2009—August 31, 2011	$7,601

Landmark National Bank also completed the build-out of the expansion premises and the landlord agreed to reimburse Landmark National Bank $42,000 of the construction costs.

Landmark National Bank is also responsible for its pro rata shares of common area charges, taxes and insurance. Currently, this amount is approximately $4,906 per month and will change to approximately $6,276 per month on May 1, 2007.

Landmark National Bank also has a branch office at 7817 Ivanhoe, Suite 100, La Jolla, California 92037, which opened on March 21, 2003. This branch office, approximately 7,008 square feet, is leased for a term of 15 years, which began on February 11, 2003 and expires on January 31, 2018, with two five-year options to renew at the then-current fair market rate. The monthly rent under the lease is as follows:

Period	Monthly Rent	Period	Monthly Rent	Period	Monthly Rent
Year 1	$16,000	Year 6	$22,250	Year 11	$28,500
Year 2	$17,250	Year 7	$23,500	Year 12	$29,750
Year 3	$18,500	Year 8	$24,750	Year 13	$31,000
Year 4	$19,750	Year 9	$26,000	Year 14	$32,250
Year 5	$21,000	Year 10	$27,250	Year 15	$33,500

Landmark National Bank is also responsible for its pro rata shares of common area charges, taxes and insurance in the approximate amount of $5,957 per month.

Also, through the acquisition of Legacy Bank in July 2005, Landmark National Bank acquired the office lease in the building located at 1020 Prospect, Suite 100, La Jolla, CA 92037. This office, approximately 6,037 square feet, is leased for a term of 10 years, which began on August 15, 2002 and has a five year termination clause in which the lessee may terminate the lease on August 31, 2007. On June 27, 2006 Landmark National Bank entered into an agreement with the landlord to terminate the lease on August 31, 2007 and give up control to sublease the office. The consideration that Landmark National Bank may receive is as follows:

1)              If the landlord relets the branch and is paid the first monthly rent prior to February 28, 2007 then the lease obligation will be terminated and Landmark National Bank will only be obligated to pay rent up to the date that the replacement tenant takes possession of the office.

2)              If the landlord relets the branch after February 28, 2007, but prior to August 31, 2007, or if the branch is not relet prior to August 31, 2007 the landlord will rebate to Landmark National Bank the last six months of rent paid, provided that Landmark National Bank is not in default of the lease. This will amount to approximately $152,880 and will be due from the landlord on September 10, 2007.

In the fourth quarter of 2005, Landmark National Bank charged the liability on the lease at the time of the acquisition, $641,979, to goodwill as part of the purchase accounting transaction for the acquisition of Legacy Bank. The monthly rent under the lease is as follows:

Period	Monthly Rent
Year 1	$22,639
Year 2	$23,318
Year 3	$24,017

Landmark National Bank is also responsible for its pro rata shares of common area charges, which currently is approximately $867 per month.

Legal Proceedings

Landmark National Bank is not involved in any legal proceedings. To the best of Landmark National Bank’s knowledge, there are no material proceedings pending as to which any director, officer or affiliate of Landmark National Bank, any record or beneficial owner of more than 5% of any class of Landmark

National Bank’s voting securities or any security holder is either an adverse party to Landmark National Bank or has a material interest adverse to Landmark National Bank.

Securities Ownership of Officers, Directors and Principal Shareholders

The following table sets forth information as of April 1, 2007 pertaining to beneficial ownership of the common stock of Landmark National Bank by each of Landmark National Bank’s executive officers, directors and other persons known to Landmark National Bank to own five percent or more of such stock and all directors and executive officers of Landmark National Bank as a group. Management knows of no person who owns beneficially more than five percent of the outstanding common stock, except as listed below. The information contained herein has been obtained from Landmark National Bank’s records and from information furnished directly by the individuals to Landmark National Bank. Each of the individuals listed below may be contacted at 937 Lomas Santa Fe Drive, Solana Beach, California 92075.

Name and Position	Amount and Nature of Beneficial Ownership of Common Stock(1)		Percent of Class(2)
Vincent E. Benstead	33,924	(3)	1.43%
Director
Ronald J. Carlson	55,000	(4)	2.32%
Director
Philip A. Chapman	10,000	(5)	0.42%
Chief Credit Officer and Senior Vice President
Martin C. Dickinson	102,266	(6)	4.31%
Director
Orrin L. Gabsch	44,849	(7)	1.89%
Director
David B. Goodell	36,349	(8)	1.53%
Director
F.J. “Rick” Mandelbaum	41,500	(9)	1.75%
Chief Executive Officer, Director and President
Christopher S. McKellar	108,666	(10)	4.58%
Director
Edward J. Osuna	28,849	(11)	1.22%
Director
Marshal A. Scarr	28,349	(12)	1.20%
Director
James J. Schmid	31,349	(13)	1.32%
Chairman and Director
Larry G. Showley	36,349	(14)	1.53%
Director
Anne C. Taubman	36,349	(15)	1.53%
Director
Christopher Weil	36,349	(16)	1.53%
Director
Thomas W. Wermers	29,849	(17)	1.26%
Director
Joyce A. Smith Interim	0		0%
Chief Financial Officer
Directors and Executive Officers as a Group (16 total)	659,997	(18)	27.82%

       (1) Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates, jointly or as community property with a spouse, as well as, any stock of which beneficial ownership may be acquired, within 60 days of April 1, 2007 by the exercise of stock options. Unless otherwise specified in the footnotes that follow, the indicated person has sole voting power and sole investment power. The source of all information regarding ownership of shares is written advice from the specified executive officer or director.

       (2) Any securities not outstanding which are actually or expected to be subject to options, warrants, rights or conversion privileges which may be exercised within 60 days of April 1, 2007 are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the named individual but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other individual.

       (3) Includes 10,849 shares that may be acquired through exercise of stock options and 3,500 shares that may be acquired through the exercise of warrants.

       (4) Includes 45,000 shares that may be acquired through exercise of stock options. Mr. Carlson disclaims beneficial ownership of 5,000 shares held in his spouse’s IRA, which are not included in the table.

       (5) Amount reflects 10,000 shares that may be acquired through exercise of stock options.

       (6) Includes 17,801 shares that may be acquired through exercise of stock options and 10,452 shares that may be acquired through the exercise of warrants.

       (7) Includes 32,500 shares as to which voting and investment power are shared, and 12,349 shares that may be acquired through exercise of stock options. Mr. Gabsch disclaims beneficial ownership of 5,000 shares held by his spouse in trust for their children, which are not included in the table.

       (8) Includes 20,000 shares as to which voting and investment power are shared and 16,349 shares that may be acquired through exercise of stock options.

       (9) Includes 1,500 shares as to which voting and investment power are shared, and 40,000 shares that may be acquired through exercise of stock options.

(10) Includes 21,001 shares that may be acquired through exercise of stock options and 13,652 shares that may be acquired through the exercise of warrants.

(11) Includes 2,500 shares held by World Trotter Collection Agency, Inc., of which Mr. Osuna is the sole shareholder and has sole voting power, and 16,349 shares that may be acquired through exercise of stock options.

(12) Includes 1,500 shares as to which voting and investment power are shared, 14,500 shares held in a Peterson & Price Profit Sharing Plan as to which voting and investment power are shared, and 12,349 shares that may be acquired through exercise of stock options.

(13) Includes 16,349 shares that may be acquired through exercise of stock options.

(14) Includes 16,349 shares that may be acquired through exercise of stock options.

(15) Includes 16,349 shares that may be acquired through exercise of stock options.

(16) Includes 20,000 shares as to which voting and investment power are shared, and 16,349 shares that may be acquired through exercise of stock options.

(17) Includes 13,500 shares as to which voting and investment power are shared, and 16,349 shares that may be acquired through exercise of stock options.

(18) Includes 311,396 shares that may be acquired through exercise of stock options and warrants.

Meetings

The board of directors met 13 times during 2006. During 2006, no director attended less than 75% of the aggregate of (i) the total number of meetings of the board of directors, and (ii) the total number of meetings held by all committees of the board of directors on which such director served, except for Christopher Weil who attended 59% of the aggregate of (i) the total number of meetings of the board of directors, and (ii) the total number of meetings held by all committees of the board of directors on which he served .

Audit Committee Financial Expert

The board of directors of Landmark National Bank has determined that Vincent E. Benstead meets the definition of an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B promulgated by the Securities and Exchange Commission and to be “independent” as such term is used in Item 7(d) (3) (iv) of Schedule 14A under the Exchange Act , and using NASDAQ Stock Market listing standards. The members of the audit committee during 2006 were Ms. Taubman and Messrs. Benstead, Goodell, Osuna, Schmid, Showley and Michael McCafferty, who resigned from the board of directors on October 25, 2006.

Code of Ethics

Landmark National Bank has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers that applies to Landmark National Bank’s Chief Executive Officer and Chief Financial Officer.

Board of Director Nominees

Under Landmark National Bank’s bylaws, nominations for director by any shareholder must be made by timely written notice to the President of Landmark National Bank setting forth the following information, to the extent known by the notifying shareholder: (i) the name and address of each proposed nominee; (ii) the principal occupation of each proposed nominee; (iii) the total number of votes that will be voted for each proposed nominee; (iv) the name and residence address of the notifying shareholder; and (v) the number of shares of stock owned by the notifying shareholder. Such notice must be received not less than 14 days nor more than 50 days prior to any meeting of shareholders called for election of directors; provided however, that if less than 21 days’ notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of Landmark National Bank not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

Shareholders can suggest qualified candidates for director by writing to the Corporate Secretary at Landmark National Bank, 937 Lomas Santa Fe Drive, Solana Beach, California 92075. Suggested qualified candidates will be forwarded to the board of directors for further review and consideration.

Executive Compensation

Director Compensation

Each of Landmark National Bank’s directors was eligible to receive a fee of $200 per board meeting attended beginning in July of 2006. During 2006, Landmark National Bank’s directors received an aggregate of $16,400 for such fees.

Employment Arrangements

On December 14, 2006, Landmark National Bank entered into an amended and restated employment agreement with Mr. Mandelbaum, regarding his appointment as its President and Chief Executive Officer. Mr. Mandelbaum’s employment agreement provides for employment with Landmark National Bank for up to three years and provides for a monthly base salary of $16,397 to be reviewed and adjusted annually by the board of directors. Mr. Mandelbaum is also eligible for bonus compensation and may be granted stock options as the board of directors may determine is appropriate. Mr. Mandelbaum accrues 20 days of paid vacation per year and is entitled to participate in all of Landmark National Bank’s employee benefits and other perquisites in accordance with general policy of Landmark National Bank, including benefits under Landmark National Bank’s group insurance programs, and reimbursement for expenses incurred in the performance of duties to Landmark National Bank. Landmark National Bank also provides Mr. Mandelbaum with an automobile allowance fixed by the board of directors, which is currently $800 per month.

Under his employment agreement, Mr. Mandelbaum may receive compensation if his employment is terminated, depending on the reason for termination. In the event of Mr. Mandelbaum’s voluntary resignation, his death or disability, or termination of employment by Landmark National Bank for “cause” (defined as including commission of a criminal act, engaging in illegal activities, removal of the executive by regulators, furnishing proprietary information to a competitor or habitual neglect of duties), no compensation is payable other than payment of base salary accrued and owing through the date of termination and accrued and unused vacation through the date of termination. In addition, if termination of employment is due to death or disability, all stock options vest and become immediately exercisable for their stated term. If Mr. Mandelbaum’s employment is terminated by Landmark National Bank without cause or by the delivery of written notice by Landmark National Bank to Mr. Mandelbaum that his employment will be terminated at the end of the term, or by Mr. Mandelbaum for “good cause” (defined as relocation more than 25 miles from Landmark National Bank’s main office, reduction in base salary or benefits below the levels set in his employment agreement or a reduction in his position below the position of an executive officer), Mr. Mandelbaum is entitled to payment of his base salary through the date of such termination; an amount equal to eight months’ base salary payable in equal monthly installments in accordance with Landmark National Bank’s normal payroll procedures (except in the case of termination effective at the end of the term, in which case the amount of the payment is four months’ base salary), provided that he executes and delivers a release of claims in favor of Landmark National Bank; payment of an amount equal to the value of his accrued unused vacation through the date of termination; immediate vesting and exercisability of any stock options held by him; and an extension of the expiration date of the exercise period for any stock option held by him at the time of termination to a date 90 days following the date of such termination or up to the date of expiration of such stock option, whichever period is shorter. If termination of employment occurs within six months of a change of control, provided that he executes and delivers a release of claims in favor of Landmark National Bank, Mr. Mandelbaum is entitled to payment of a lump sum equal to six months of base salary.

The following table presents the aggregate indicated compensation paid by Landmark National Bank to the named executive officers for the years indicated:

	Annual Compensation				Long Term Compensation
					Awards
Name and Principal Position	Year	Salary ($)	Other Annual Compensation ($)		Securities Underlying Options (#)	All Other Compensation ($)(1)
F.J. “Rick” Mandelbaum	2006	196,760	23,120	(2)	20,000	1,367
President and Chief	2005	134,451	19,860	(3)	10,000	899
Executive Officer	2004	125,509	19,272	(4)	10,000	871
M. Catherine Wright(5)	2006	136,924	6,098	(6)	7,500	1,021
Chief Financial Officer	2005	121,323	3,343	(7)	—	450
Executive Vice President	2004	115,480	3,331	(8)	—	436
Philip Chapman	2006	117,500	9,658	(9)	2,500	929
Chief Credit Officer	2005	47,917	—		—	542
Senior Vice President

(1)          Amount reflects life insurance premiums paid by Landmark National Bank.

(2)          Includes an automobile allowance of $9,600, group health insurance premiums of $8,324, and country club membership dues of $5,196

(3)          Includes an automobile allowance of $6,300, group health insurance premiums of $8,364, and country club membership dues of $5,196

(4)          Includes an automobile allowance of $6,000, group health insurance premiums of $8,076, and country club membership dues of $5,196.

(5)          Ms. Wright resigned effective December 27, 2006

(6)          Includes an automobile allowance of $3,000 and 401K match of $3,098

(7)          Includes an automobile allowance of $3,000 and group health insurance premiums of $343.

(8)          Includes an automobile allowance of $3,000 and group health insurance premiums of $331.

(9)          Includes an automobile allowance of $6,000 and group health insurance premiums of $9,658.

Stock Option Plan

Landmark National Bank adopted the Landmark National Bank 2002 Stock Plan, as amended. The exercise price of options issued under the Landmark National Bank 2002 Stock Plan, as amended, must be at least 100% of the fair market value of the common stock on the date the options are granted. On December 29, 2005, the board of directors decided to accelerate the vesting of all then outstanding stock options which would otherwise vest at various times after December 30, 2005. As a result of this decision, and the subsequent consent agreements executed by the affected optionees, 65,117 options had their vesting accelerated effective as of December 30, 2005, including approximately 43,870 options held by Landmark National Bank’s executive officers.

Option Grants and Exercises

No options were granted to executive officers during the calendar year 2006.

No options granted to the executive officers were exercised during the calendar year 2006. The following table sets forth certain information with respect to the named executive officers concerning unexercised stock options held as of December 31, 2006. The named executive officers have not been granted stock appreciation rights.

DECEMBER 31, 2006 OPTION VALUES

	Number of Securities Underlying Unexercised Options at 12/31/06		Value of Unexercised In- The-Money Options At 12/31/06(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
F.J. “Rick” Mandelbaum	40,000	0	$56,000	$0
M. Catherine Wright(2)	20,000	0	$54,000	$0
Philip Chapman	10,000	0	$0	$0

(1)          Based on a closing price of $12.70 per share of Common Stock on December 31, 2006.

(2)          Ms. Wright resigned effective December 27, 2006.

Securities Authorized For Issuance Under Equity Compensation Plans

Landmark National Bank’s security holders previously approved the Landmark National Bank 2002 Stock Plan. Landmark National Bank has no equity compensation plans not previously approved by security holders. The following table sets forth certain information concerning aggregate stock options authorized for issuance under the Landmark National Bank 2002 Stock Plan as of December 31, 2006.

EQUITY COMPENSATION PLAN INFORMATION
AT DECEMBER 31, 2006

(a)	(b)	(c)
Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Plan (Excluding Securities Reflected in Column (a))
470,915	$10.96	57,406

Business Experience of Executive Officers

The following is a brief summary of the background and business experience, including principal occupation, during the last five years, for each of the executive officers.

F.J. “Rick” Mandelbaum, Director, President and Chief Executive Officer—Mr. Mandelbaum has been a banker in San Diego since 1987. Prior to joining Landmark National Bank in 2002, Mr. Mandelbaum served as Senior Vice President and Regional Manager of Commercial Banking with U.S. Bank in San Diego. Prior to U.S. Bank’s acquisition of Scripps Bank in La Jolla, he served as Scripps Bank’s Senior Vice President and Regional Administrator from 1998 to 2000. Mr. Mandelbaum was appointed Chief Executive Officer of Landmark National Bank in November 2005. Mr. Mandelbaum also serves as Landmark National Bank’s President.

Joyce A. Smith, Interim Chief Financial Officer—Ms. Smith has been involved in banking for thirty-five years. For the past eighteen years she has operated her own business, Joyce A. Smith Financial Services, wherein she contracts out to banks doing projects that fall under the responsibility of the Chief Executive Officer as well as interim work.

Philip A. Chapman, Senior Vice President and Chief Credit Officer—Mr. Chapman assumed the position of Senior Vice President and Chief Credit Officer with Landmark National Bank in June 2005. Mr. Chapman has over 33 years in the banking industry. Prior to joining Landmark National Bank, from February 1996 to October 2004 Mr. Chapman served as Executive Vice President and Chief Credit Officer for Cuyamaca Bank, N.A. Prior to that he worked with City National Bank as Vice President and First National Bank as Senior Vice President in Loan Review. Mr. Chapman also worked for over 10 years with Security Pacific National Bank as a Vice President in commercial lending, regional loan supervision and loan review, and for six years with United California Bank as Operations Manager. Mr. Chapman has a B.S. degree in Business Administration from the University of Southern California and is a graduate of the Southwestern Graduate School of Banking, Southern Methodist University.

Certain Relationship and Related Transactions

Landmark National Bank’s directors, executive officers and employees, and companies with which they are associated, have and will continue to have banking transactions with Landmark National Bank. All such transactions, (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Landmark National Bank, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.  As of March 31, 2007, Landmark National Bank had outstanding loans in the following amounts to certain directors and/or their affiliates: (A) $899,950 borrowed on a home equity line of credit by Mr. Dickinson; (B) $158,333 remaining balance borrowed for a commercial term loan to Mr. McKellar; (C) $999,000 real estate loan by Mr. McKellar; (D) aggregate of $769,098 borrowed under letters of credit (cash secured) by CIC La Costa LLC, an affiliate of Mr. Schmid; and (E) $500,000 borrowed on a home equity line of credit by the Gabsch Trust, an affiliate of Mr. Gabsch.

It is the policy of Landmark National Bank that all affiliated transactions and loans (i) be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by Landmark National Bank with other persons that are not covered by Regulation O or who are not employed by Landmark National Bank; (ii) do not involve more than the normal risk of repayment or present other unfavorable features; and (iii) follow credit-underwriting procedures that are not less stringent than those applicable to comparable transactions by Landmark National Bank with persons who are not executive officers directors, principal shareholder, or employees of Landmark National Bank. A majority of the board of directors of Landmark National Bank must approve, in advance, all loans to executive officers, directors, principal shareholders and their related interests where the aggregate amount loaned to each insider and related interests exceeds the higher of $25,000 or 5% of Landmark National Bank’s capital. Such approval is needed whenever the aggregate amount of loans to such an individual would exceed $500,000. The interested party may not participate directly or indirectly (by participation in the discussion) in the vote.

Principal Accountant Fees and Services

The firm of Vavrinek, Trine, Day & Co., LLP served as Landmark National Bank’s independent public accountants for the fiscal years ended December 31, 2006 and December 31, 2005. Before Vavrinek, Trine, Day & Co., LLP was engaged by Landmark National Bank to render audit or non-audit services associated with the fees discussed below, the engagement was approved by the audit committee of the board of directors. The board of directors is of the opinion that all service fees charged by Vavrinek, Trine, Day & Co., LLP are consistent with Vavrinek, Trine, Day & Co., LLP maintaining its independence from Landmark National Bank.

Audit Fees

During the fiscal years ended December 31, 2006 and 2005, the aggregate fees billed by Vavrinek, Trine, Day & Co., LLP for professional services rendered for the audit of Landmark National Bank’s annual financial statements and review of financial statements included in Landmark National Bank’s Form 10-QSBs were $41,850 and $35,000, respectively.

Tax Fees

During the fiscal years ended December 31, 2006 and 2005, the aggregate fees billed by Vavrinek, Trine, Day & Co., LLP for professional services rendered for tax compliance, tax advice and tax planning rendered on behalf of Landmark National Bank were $4,750 and $8,750, respectively, which related to tax compliance, tax advice, and tax planning.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

A critical accounting policy is defined as one that is both material to the presentation of Landmark National Bank’s financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on Landmark National Bank’s financial condition and results of operations. Management believes that the following are critical accounting policies.

Use of Estimates in the Preparation of Financial Statements.   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Landmark National Bank’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loans.   Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days (based on the contractual terms of the loan) or when, in the opinion of management, there is reasonable doubt as to collectibility. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

Landmark National Bank considers a loan to be impaired when it is probable that Landmark National Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. Landmark National Bank selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. Landmark National Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans.

Allowance for Loan Losses.   The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on Landmark National Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Income Taxes.   Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carry forwards depends on having sufficient taxable income of an appropriate character within the carry forward periods.

Stock Based Compensation.   Landmark National Bank has adopted SFAS No. 123[R] “Shared-Based Payment.” This statement generally requires entities to recognize the cost of employee service received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period.

Overview

During 2006, Landmark National Bank’s fourth full year of operation, Landmark National Bank ended the year with total assets of $125.0 million compared to $124.3 million in 2005. This modest increase reflected economic changes in the marketplace, a maturing construction loan portfolio, and the beginning of a gradual shift from a high concentration of commercial real estate loans to industrial and business loans.

Landmark National Bank’s full year net income in 2006 was $942,000 compared to net income of $450,000 for the same period in 2005, an increase of 109%. On a per share basis, 2006 net income was $.49 per share-basic compared to $.30 per share-basic in 2005. This increase in income was primarily attributed to the first full year of earnings on the loans purchased through the Legacy merger.

Changes in Management and the Directorate in 2006 included the retirement of Ms. Catherine Wright as Executive Vice President and Chief Financial Officer on December 27, 2006. The board of directors appointed Joyce A. Smith to serve as Interim Chief Financial Officer while a search for a permanent Chief Financial Officer proceeded. Effective January 1, 2007, Mr. Anthony DiVita was promoted by the board of directors to the office of Senior Vice President and Chief Banking Officer. On March 1, 2006, Mr. James Boyce resigned from the board of directors, and reduced his full-time employment status to part-time. Mr. Boyce maintains his position of Executive Vice President and Relationship Manager in the Solana Beach office. Lastly, on October 25, 2006 Mr. Michael McCafferty tendered his resignation as a board director to pursue a new business venture.

Balance Sheet

During 2006, total assets increased $700,000 from $124.3 million at December 31, 2005 to $125 million at December 31, 2006. Loans decreased $10.7 million to $75.9 million while deposits decreased $2.1 million to $102.5 million at December 31, 2006. The loan decrease was attributed to a decrease in demand caused by a slowdown in the local real estate housing industry. Due to the slowdown, the construction loan portfolio has experienced loan payoffs without a similar amount of new construction loans being booked to replace them. The decrease in deposits was attributed to an intentional reduction of brokered deposits that were inherited in the Legacy Bank merger. The demand deposits of Landmark National Bank still remain strong with an average of $26.3 million.

The following table presents, for the periods indicated, the distribution of average assets, liabilities and shareholders’ equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates.

Average Balances with Rates Earned and Paid

	For the Periods Ended December 31,
	2006			2005
	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid
	(dollars in thousands)
Assets
Interest-Earning Assets:
Investment Securities	$19,811	$838	4.23%	$16,616	$516	3.11%
Federal Funds Sold	4,417	222	5.03%	2,845	91	3.20%
Other Earning Assets	3,165	171	5.40%	2,884	100	3.47%
Loans(1)	85,695	7,506	8.76%	70,080	5,498	7.85%
Total Interest-Earning Assets	113,088	8,737	7.73%	92,425	6,205	6.71%
Non interest-Earning Assets, net	8,551			5,353
Total Assets	$121,639			$97,778
Liabilities and Shareholders’ Equity
Interest-Bearing Liabilities:
NOW	$4,655	27	0.58%	$5,310	35	0.66%
Savings & Money Market	35,685	1,030	2.89%	26,020	424	1.63%
Time Deposits under $100,000	14,921	557	3.73%	14,306	413	2.89%
Time Deposits, $100,000 or More	16,430	656	3.99%	17,611	479	2.72%
Fed Funds Purchased	420	27	6.43%	580	25	4.31%
Other Borrowings	4,947	244	4.93%	1,100	40	3.64%
Total Interest-Bearing Liabilities	77,058	2,541	3.30%	64,927	1,416	2.18%
Demand Deposits	26,261			21,365
Other Liabilities	1,175			572
Shareholders’ Equity	17,145			10,914
Total Liabilities and Shareholders’ Equity	$121,639			$97,778
Net Interest Income		$6,196			$4,789
Net Interest Margin (Net Interest Income to Interest-Earning Assets)			5.48%			5.18%

(1)             Includes amortized loan fees.

Net Interest Income

The principal component of Landmark National Bank’s revenues is net interest income. Net interest income is the difference between the interest earned on Landmark National Bank’s loans and investments and the interest paid on deposits and other interest-bearing liabilities. For 2006, net interest income was $6.2 million compared to $4.8 million for the year ending December 31, 2005. The significant increase in net interest income for the year ending December 31, 2006 relates primarily to Landmark National Bank’s significant growth in interest-earning assets.

During 2006, the Wall Street Journal Prime Rate increased on four occasions from 7.50% to 8.25% and has remained steady since June of 2006. The net interest margin increased from 5.18% to 5.48% as a result of higher loan rates and the percentage of adjustable rate loans within Landmark National Bank’s portfolio. Loans, Landmark National Bank’s highest yielding asset, represented 76% of average interest earning assets in 2006, the same as it was in 2005.

The following table shows the changes in interest income and expense as a result of changes in volume and rates for each of the last two fiscal years. Changes due to both rate and volume are allocated to volume.

Analysis of Volume and Interest Rate Changes
(dollars in thousands)

	Year Ended December 31, 2006 Versus the Period Ended December 31, 2005
	Amount of Change Attributed to
	Volume	Rate	Total Change
Investment securities	$111	$211	$322
Federal funds sold	64	67	131
Other earning assets	11	60	71
Loans	1,319	689	2,008
Changes in interest income	1,505	1,027	2,532
NOW, savings and money market	193	405	598
Time deposits under $100,000	19	125	144
Time deposits of $100,000 or more	(34)	211	177
Other borrowings	177	29	206
Changes in interest expense	355	770	1,125
Total change in net interest income	$1,150	$257	$1,407

Provision for Loan Losses

Provisions for loan losses are based on an analysis of the loan portfolio and include such factors as historical experience, the volume and type of loans in the portfolio, the amount of nonperforming loans, regulatory policies, general economic conditions, and other factors related to the collectibility of loans in the portfolio. The amount provided for loan losses is charged to earnings. The provision for loan losses was $46,000 for 2006 compared to $231,000 for the year ending December 31, 2005. The decrease in 2006 compared to 2005 relates to a slow down in loan originations and increased loan payoffs in 2006.

Non interest Income

Non interest income for 2006 was $225,000, compared to $361,000 for 2005, a decrease of $136,000. This is due primarily to a significant decrease in loan referral fee income. Loan referral fee income made up the majority of this difference from the decrease by $59,790 from 2005 to 2006. Document fees decreased by $9,032 from 2005 to 2006 and other fees on loans decreased $29,050 from 2005 to 2006.

Non interest Expense

Non interest expense increased from $4.5 million for the year ending December 31, 2005 to $5.4 million for the year ending December 31, 2006. This increase is primarily attributable to increases in personnel costs for business development purposes, general volume-related increases in other expenses and the ongoing full year costs of the merger with Legacy Bank.

Income Taxes

During 2006, Landmark National Bank recognized an income tax expense of $800 comprised of $184,800 of taxes accrued on current operating earnings reduced by a $184,000 reduction in the valuation allowance against net deferred tax established in prior years. The tax benefit related to the operating losses incurred during 2005 was not recognized, as realization of the benefit is dependent upon future income.

Liquidity and Asset/Liability Management

The objective of Landmark National Bank’s asset and liability strategy is to manage liquidity and interest rate risks to ensure the safety and soundness of Landmark National Bank and its capital base, while maintaining adequate net interest margins and spreads to provide an appropriate return to Landmark National Bank’s stockholders. Liquidity refers to Landmark National Bank’s ability to maintain a cash flow adequate to fund both on balance sheet and off balance sheet requirements on a timely and cost-effective basis. Potentially significant liquidity requirements include funding of commitments to loan customers and withdrawals from deposit accounts. As of December 31, 2006 management considers the liquidity of Landmark National Bank to be sufficient to meet the bank’s liquidity needs.

The table below sets forth the interest rate sensitivity of Landmark National Bank’s interest-earning assets and interest-bearing liabilities as of December 31, 2006, using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms:

Interest Rate Sensitivity of Interest-Earning Assets and Liabilities

	Estimated Maturity or Repricing
	Up to Three Months	Over Three Months To Less Than One Year	One to Five Years	Over Five Years	Total
	(dollars in thousands)
Interest-Earning Assets:
Investment Securities	$5,480	$3,697	$7,343	$4,592	$21,111
Federal Funds Sold	16,325	—	—	—	16,325
Interest Bearing Deposits in other Banks	512	1,191	—	—	1,703
Loans	53,999	4,755	16,730	446	75,930
Totals	$76,316	$9,643	$24,073	$5,038	$115,069
Interest-Bearing Liabilities:
Interest-Bearing NOW	$4,619	$—	$—	$—	$4,619
Savings & Money Market	37,023	—	—	—	37,023
Time Deposits	13,548	15,418	1,024	—	29,990
Other Borrowings	1,000	325	2,632	—	3,957
Totals	$56,190	$15,743	$3,656	$—	$75,589
Interest Rate Sensitivity Gap	$20,126	$(6,100)	$20,417	$5,038	$38,781
Cumulative Interest Rate
Sensitivity Gap	$20,126	$14,026	$34,443	$39,481	$38,781
Cumulative Interest Rate
Sensitivity Gap Ratio Based on Total Assets	16.01%	11.22%	27.55%	31.58%	31.02%

Gap analysis attempts to capture interest rate risk, which is attributable to the mismatching of interest rate sensitive assets and liabilities. The actual impact of interest rate movements on Landmark National Bank’s net interest income may differ from that implied by any gap measurement, depending on the direction and magnitude of the interest rate movements and the repricing characteristics of various on- and off-balance sheet instruments, as well as competitive pressures. These factors are not fully reflected in the foregoing gap analysis and, as a result, the gap report may not provide a complete assessment of Landmark National Bank’s interest rate risk.

In general, a positive cumulative gap value means that Landmark National Bank is “asset sensitive” and that, over the periods indicated, Landmark National Bank’s assets will reprice faster than its liabilities. This means that, in a rising interest rate environment, net interest income can be expected to increase and that, in a declining interest rate environment, net interest income can be expected to decrease.

Landmark National Bank’s liquidity plan addresses liquidity events, potential risk and the bank’s response and/or solution for handling the liquidity need. At December 31, 2006 Landmark National Bank had a borrowing capacity of $28.4 million compared to $12.1 million at December 31, 2005. The liquidity sources for Landmark National Bank include Fed Funds with unsecured lines of credit at Pacific Coast Bankers Bank & Union Bank, secured lines of credit through Federal Reserve, and Federal Home Loan Bank, securities and a few brokered CDs. These liquidity sources are in addition to liquidity that could be obtained by reducing loans or increasing other deposits, which management monitors at least weekly. Landmark National Bank has continued to have a solid percentage of total deposits in non interest bearing core deposits.

Net increase in cash and cash equivalents was $13.2 million for 2006 and $1.7 million for 2005. The primary components of this increase are cash flows from operating activities, investing activities and financing activities.

Landmark National Bank experienced net cash provided by operating activities of $803,000 for 2006 and $623,000 for 2005. The increasing trend in cash provided from operating activities in 2006 as compared to 2005 was primarily attributed to the full year of earnings due to the Legacy Bank merger.

Landmark National Bank experienced net cash provided by investing activities of $12.3 million in 2006 and net cash used by investing activities of $8.1 million in 2005. Net cash provided by investing activities during 2006 was primarily due to decreased loan demand that resulted in net payoffs of $10.6 million in loans. Net cash used by investing activities during 2005 was primarily due to the net increase in loan demand that resulted in a net increase in loans of $9.3 million.

Landmark National Bank experienced net cash provided by financing activities of $126,000 in 2006 and $9.2 million in 2005. The decline in net cash provided by financing activities for 2006 as compared to 2005 was due to the intentional reduction of brokered deposits by $7.9 million in 2006. Financing activities in 2006 were impacted by a net decrease in deposits of $2.1 million offset by a net increase in other borrowings of $2.1. Landmark National Bank also received proceeds from the exercise of warrants and stock options of $99,000 in 2006. Landmark National Bank does not anticipate any additional capital needs in the near future.

Lending Activities

Landmark National Bank originates purchases or acquires participating interests in loans for its portfolio and for possible sale in the secondary market. Landmark National Bank’s loan portfolio includes single-family residential, commercial business, commercial real estate, construction and consumer loans.

The following table sets forth the composition of Landmark National Bank’s loan portfolio by type of loan at the periods indicated:

Loan Portfolio Composition by Type of Loan

	December 31,
	2006	2005
	(dollars in thousands)
Loans:
Construction & Land Development	$30,166	$32,406
Real Estate—Other	27,213	35,051
Commercial	15,103	15,053
Consumer & Other	3,448	4,100
Total Loans	75,930	86,610
Allowance for Loan Losses	(1,084)	(1,046)
Net Loans	$74,846	$85,564
Commitments:
Standby Letters of Credit	$1,822	$135
Undisbursed Loans and Commitments to Grant Loans	21,289	29,618
Total Commitments	$23,111	$29,753

Landmark National Bank makes construction loans primarily as interim loans to finance the construction of commercial and single family residential property. These loans are typically for a term of approximately 18 months. The total decreased in these loans from $32.6 million in 2005 to $30.2 million in 2006 is a result of decreased demand caused by a slowdown of the local real estate housing industry.

Other real estate loans consist primarily of short term and interim term residential multi-family commercial and industrial real estate loans. Landmark National Bank makes these loans based on the income generating capacity of the property and the cash flow of the borrower. These loans are secured by the property. Landmark National Bank’s general policy is to restrict these loans to no more than 80% of the lower of the appraised value or the purchase price of the property. Landmark National Bank offers both fixed and variable rate loans with maturities that generally do not exceed 10 years, unless the loans are SBA loans secured by real estate or other commercial real estate loans easily sold in the secondary market. The decrease in other real estate loans from $35.1 million in 2005 to $27.2 million in 2006 is the result of the refinance of many short-term residential and multi-family loans into long-term mortgages at other financial institutions coupled with a decreased demand for short-term financing. This has been driven by the slow down of the local real estate market.

In recent years, there has been a relatively rapid rise in real estate values in Landmark National Bank’s market area. The occurrence of a real estate recession affecting this market area would likely reduce the security for many of Landmark National Bank’s loans and adversely affect the ability of many borrowers to repay loan balances due Landmark National Bank. Therefore, Landmark National Bank’s financial condition may be adversely affected by a decline in the value of the real estate collateralizing these loans.

Landmark National Bank makes commercial loans to provide working capital, finance the purchase of equipment and for other business purposes. These loans can be “short-term,” with maturities ranging from 30 days to one year, or “term loans” with maturities normally ranging from one to 10 years. Short-term loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest.

Landmark National Bank makes consumer loans to finance the purchase of automobiles and various types of consumer goods along with other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest. Most consumer loans are secured by the personal property being purchased.

Landmark National Bank also offers long term financing for the purchase or refinance of residential properties. Landmark National Bank refers these loans to long term lenders and does not portfolio these long-term mortgage loans.

Asset Quality

The risk of nonpayment of loans is an inherent feature of the banking business. That risk varies with the type and purpose of the loan, the collateral that is utilized to secure payment, and ultimately, the credit worthiness of the borrower. To minimize this credit risk, the Chief Executive Officer, the Chief Credit Officer, or the loan committee of the board of directors approves virtually all loans made by Landmark National Bank. The loan committee is comprised of directors and members of senior management.

Landmark National Bank grades its loans from “pass” to “loss,” depending on credit quality, with “pass” representing loans with an acceptable degree of risk given the favorable aspects of the credit and with both primary and secondary sources of repayment. Classified loans or substandard loans are ranked below “pass” loans. As these loans are identified in the review process, they are added to the internal watch list and loss allowances are established. Additionally, loans are examined regularly by Landmark National Bank’s regulatory agencies. A loan which has been placed on non-accrual status is not returned to accrual basis until it has been brought current with respect to both principal and interest payments, is performing to current terms and conditions, its interest rate is commensurate with market interest rates and future principal and interest payments are no longer in doubt. Landmark National Bank had placed one loan on non-accrual status at the end of 2006 in the amount of $491,404.

The following table provides information with respect to the components of Landmark National Bank’s nonperforming assets at the dates indicated:

Components of Nonperforming Assets

	For the Year Ended December 31,
	2006	2005
Non-Accrual Loans	$491,404	$—
Loans 90 Days Past Due and Still Accruing	—	—
Restructured Loans	—	—
Total Nonperforming Loans	491,404	—
Other Real Estate Owned	—	—
Total Nonperforming Assets	$491,404	$—
Non-Accrual Loans as a Percentage of Total Loans	0.65%	0.00%
Loans 90 Days Past Due as a Percentage of Total Loans	0.00%	0.00%
Restructured Loans as a Percentage of Total Loans	0.00%	0.00%
Nonperforming Loans as a Percentage of Total Loans	0.65%	0.00%
Allowance for Loan Losses as a Percentage of Nonperforming Loans	0.45%	N/A%
Nonperforming Assets as a Percentage of Total Assets	0.39%	0.00%

Restructured loans are those loans where Landmark National Bank has made concessions in interest rates or repayment terms to assist the borrower. Non-accrual loans are generally loans which are past due 90 days or are loans upon which management believes the interest may not be collectible.

At December 31, 2006, Landmark National Bank had one non-performing loan in the amount of $491,404. This loan was over 90 days past due and on non-accrual at year end. In February 2007, Landmark National Bank’s ex parte application for the appointment of a receiver was approved by the court for this borrower. Based upon meetings held with the receiver and all parties, Landmark National Bank expects to make full recovery of all principal and interest as well as the expenses associated with the collection process from either the continued operations of the company, a sale of a portion of the company to outside investors, or a refinance of the company, all as directed by the receiver. Should there be any deficiency, recovery will come from the guarantors.

In addition to this loan, Landmark National Bank has $1.7 million of potential problem loans which are not disclosed as nonperforming loans, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms and which may result in disclosure of such loans as nonperforming loans in the future.

Many of Landmark National Bank’s loans have floating rates tied to the prime-lending rate as published in The Wall Street Journal or other rate indices. The majority of these floating rate loans are adjusted at least quarterly. The following table shows the maturity of Landmark National Bank’s loan categories as of December 31, 2006:

Loan Maturity by Category

	December 31, 2006
	Due in One Year Or Less	Due After One Year to Five Years	Due After Five Years	Total
	(dollars in thousands)
Construction & Land Development	$29,056	$1,110	$—	$30,166
Real Estate—Other	15,379	11,600	234	27,213
Commercial	11,061	3,827	215	15,103
Consumer	3,258	190	—	3,448
Total	$58,754	$16,727	$447	$75,930
Floating Rate				$67,815
Fixed Rate				8,115
Total				$75,930

Other real estate owned may be acquired in satisfaction of loan receivables through foreclosure or other means. If acquired, these properties are recorded on an individual asset basis at the estimated fair value less selling expenses.

Landmark National Bank’s loan portfolio consists primarily of loans to borrowers within San Diego County, California. Although Landmark National Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in Landmark National Bank’s market area and, as a result, Landmark National Bank’s loan and collateral portfolios are, to a large degree, concentrated in those industries.

Landmark National Bank has significant concentrations in real estate construction and commercial real estate loans. As of December 31, 2006, 39.7% and 35.8% of Landmark National Bank’s loan portfolio was concentrated in these two categories, respectively.

The real estate construction loan category consists of land and land development loans (51.4% of category), loans to construct one-to-four single-family residences (37.1% of category), loans to construct commercial properties (9.5% of category) and loans to construct multifamily residential units (2.0% of category). Real estate construction loans are considered to have more inherent risk than other real estate loans, and are particularly vulnerable in economic downturns and in periods of high interest rates. Accordingly, management monitors these loans very closely.

The commercial real estate loan category consists of loans to businesses for long-term financing of land and buildings (49.6% of category), loans on multifamily residential units (14.6% of category), one-to-four family residential properties (18.1% of category), homeowner equity lines of credit (14.2% of category) and various other loans collateralized by real estate.

Allowance for Loan Losses

The following table summarizes, for the periods indicated, changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, additions to the allowance which have been charged to operating expenses and certain ratios relating to the allowance for loan losses:

Changes in Allowance for Loan Losses

	For the Year Ended December 31,
	2006	2005
	(dollars in thousands)
Allowance for Loan Losses:
Balance at Beginning of Period	$1,046	$572
Net Loans Charged off:
Total Charge-Offs	8	7
Total Recoveries on Loans Previously Charged Off	—	—
Net Loans Charged Off	8	7
Allowance from Legacy Bank Acquisition	—	250
Provision for Loan Losses	46	231
Balance at End of Period	$1,084	$1,046
Ratios:
Net Loans Charged Off to Average Loans	0.02%	0.00%
Allowance for Loan Losses to Total Loans	1.43%	1.21%

A quarterly detailed review is performed to identify the risks inherent in the loan portfolio, to assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan losses and the related provision for loan losses, which is charged to expense.

A key element of the methodology for assessing the risks inherent in the loan portfolio is the credit classification process. Loans identified as less than “pass” are reviewed individually to estimate the amount of probable losses that need to be included in the allowance. These reviews include analysis of financial information as well as evaluation of collateral securing the credit. Additionally, the inherent risk present in the “pass” portion of the loan portfolio is assessed by taking into consideration historical losses on pools of similar loans, adjusted for trends, conditions and other relevant factors that may affect repayment of the loans in these pools. Upon completion, the written analysis is presented to the board of directors for discussion, review and approval.

Landmark National Bank considers its allowance for loan losses to be adequate to provide for risks inherent in the loan portfolio. All available information is used to recognize losses on loans and leases;

however, future additions to the allowance may be necessary based on changes in economic conditions. In addition, Landmark National Bank’s regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may recommend additions based upon their evaluation of the portfolio at the time of their examination. Accordingly, there can be no assurance that the allowance for loan losses will be adequate to cover future loan losses or that significant additions to the allowance for loan losses will not be required in the future. Material additions to the allowance for loan losses would decrease Landmark National Bank’s earnings and capital, among other adverse consequences.

The following table summarizes the allocation of the allowance for loan losses by loan type as of December 31:

Allocation of the Allowance for Loan Loss by Loan Type

	2006		2005
	Allowance Amount	Percent of Loans in Category to Total Loans	Allowance Amount	Percent of Loans in Category to Total Loan
	(dollars in thousands)
Construction & Land Development	$436	40.1%	$391	37.4%
Real Estate—Other	318	35.8%	423	40.5%
Commercial	302	19.9%	182	17.4%
Consumer	28	4.2%	49	4.7%
	$1,084	100.0%	$1,046	100.0%

Investment Activity

The primary objective of Landmark National Bank’s investment portfolio is to contribute to maximizing shareholder value by providing adequate liquidity sources to meet fluctuations in Landmark National Bank’s loan demand and deposit structure. To meet this objective, Landmark National Bank invests in high-quality investment securities that generate reasonable rates of return to Landmark National Bank given its liquidity objectives. Secondary objectives of the investment portfolio which may be considered include: meeting pledging requirements of public or other depositors; minimizing Landmark National Bank’s tax liability; accomplishing strategic goals; and assisting various local public entities with their financing needs (which may assist Landmark National Bank in meeting its Community Reinvestment Act objectives).

The board of directors has established policies regarding Landmark National Bank’s investment activities, including establishment of risk limits and ensuring that management has the requisite skills to manage the risks associated with Landmark National Bank’s investment activities. The board of directors reviews portfolio activity and risk levels and requires management to demonstrate compliance with approved risk limits. Senior management is responsible for establishing and enforcing policies and procedures for conducting investment activities. Management must have an understanding of the nature and level of various risks involved in Landmark National Bank’s investments and how such risks fit within the overall risk characteristics of Landmark National Bank’s balance sheet.

The following table summarizes the amounts and distribution of the investment portfolio as of December 31:

Amounts and Distribution of Investment Porfolio

	2006			2005
	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Weighted Average Yield
	(dollars in thousands)
Available-for-Sale Securities:
U.S. Government and Agency Securities:
One Year or Less	$9,795	$9,777	4.05%	$6,975	$6,930	3.07%
One Year to Five Years	1,981	1,975	4.81%	7,029	6,975	4.15%
Pass-through Mortgage-backed securities issued by FNMA and FHLMC:
One Year to Five Years	5,810	5,778	4.55%	4,512	4,455	3.99%
Five Years to Fifteen Years	1,506	1,500	5.02%	1,318	1,308	4.54%
Ten Years and beyond				1,489	1,484	4.53%
Other Mortgage-backed securities Issued by FNMA, FHLMC, or GNMA (CMO’s):
One to Five Years	2,092	2,081	4.63%	764	742	3.71%
	$21,184	$21,111	4.62%	$22,087	$21,894	3.81%

Deposits

Deposits are the primary source of funding Landmark National Bank’s lending and investing needs. Total deposits were $104.5 million at December 31, 2005 decreasing to $102.5 million at December 31, 2006.

The decrease in deposit was due to the intentional reduction of brokered deposits. These types of deposits totaled $13.0 million at December 31, 2005 and were decreased to $5.1 million at December 31, 2006 or a decrease of $7.9 million. The majority of these deposits were acquired during the purchase of Legacy Bank in 2005.

The following table summarizes the distribution of average deposits and the average rates paid for the years ending December 31, 2006 and 2005:

Distribution of Average Deposits and Average Rates Paid

	For the Period Ended December 31,
	2006		2005
	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
NOW	$4,655	0.58%	$5,310	0.66%
Savings & Money Market	35,685	2.89%	26,020	1.63%
TCD Less than $100,000	14,921	3.73%	14,306	2.89%
TCD $100,000 or More	16,430	3.99%	17,611	2.72%
Total Interest-Bearing Deposits	71,691	3.33%	63,247	2.14%
Non Interest-Bearing Demand Deposits	26,261	0.00%	21,365	0.00%
Total Deposits	$97,952	2.32%	$84,612	1.60%

The scheduled maturity distribution of time deposits of $100,000 or more, as of December 31, 2006, follows (dollars in thousands):

Three Months or Less	$8,660
Over Three Months Through Twelve Months	9,210
Over Twelve Months	810
Total	$18,680

Short-Term and Other Borrowings

As of December 31, 2006 Landmark National Bank had the following borrowings from the Federal Home Loan Bank of San Francisco under secured lines of credit:

Borrowings from the Federal Home Loan Bank of San Francisco

Maturity	Rate	Amount
February 13, 2007	4.72%	$1,000,000
October 1, 2007	3.57%	325,000
February 20, 2009	5.36%	2,193,129
June 26, 2009	3.21%	245,249
November 10, 2009	4.11%	210,000
Unamortized discount	N/A	(4,885)
		$3,968,493

Landmark National Bank has pledged loans of approximately $15.1 million and investment securities of approximately $2.7 million to secure borrowings from the Federal Home Loan Bank. As of December 31, 2006, Landmark National Bank had available borrowing capacity of approximately $13.8 million under these arrangements.

Landmark National Bank may also borrow up to $5.0 million overnight on an unsecured basis from two of its primary correspondent banks; each of these facilities may terminate at any time without notice. In addition, Landmark National Bank has a secured borrowing arrangement with the Federal Reserve Bank for $5.5 million. Landmark National Bank has pledged investment securities of approximately $5.6 million to secure this line. As of December 31, 2006 and December 31, 2005, no amounts were outstanding under these arrangements.

Effects of Inflation

The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities, which may move in concert with inflation both as to interest rates and value. This is especially true for banks with a high percentage of interest rate-sensitive assets and liabilities. Landmark National Bank manages its sensitivity to changes in interest rates by performing a gap analysis of its rate sensitive balance sheet and modeling the effects of changes in interest rates on its net interest income. Landmark National Bank attempts to structure its mix of financial instruments and manage its interest rate sensitivity gap in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and, therefore, its earnings and capital.

Off-Balance Sheet Arrangements

In the ordinary course of business, Landmark National Bank enters into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. See Note H to the Financial Statements for more information on off-balance sheet arrangements.

COMPARISONS BETWEEN 1ST PACIFIC BANCORP
AND LANDMARK NATIONAL BANK

Comparison of Shareholder Rights

The following discusses the material differences and similarities in the rights of shareholders of Landmark National Bank and 1st Pacific Bancorp. This discussion is applicable to those shareholders of Landmark National Bank who will receive 1st Pacific Bancorp common stock in the merger and become shareholders of 1st Pacific Bancorp.

Comparison of Corporate Structure

Landmark National Bank has authorized 10,000,000 shares of common stock, $5.00 par value and 1st Pacific Bancorp has authorized 10,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock. The shares of common stock of Landmark National Bank are fully paid and assessable by order of the Office of the Comptroller of Currency, while the shares of common stock of 1st Pacific Bancorp are fully paid and nonassessable. There are no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions.

After completion of the merger, Landmark National Bank will cease to exist and will be merged into 1st Pacific Bank of California, a subsidiary of 1st Pacific Bancorp. Thus, after completion of the merger, matters requiring the approval of 1st Pacific Bank of California’s shareholders, such as amendments to 1st Pacific Bank of California’s articles of incorporation or approval of a merger with another corporation, will be subject to the approval of 1st Pacific Bancorp as 1st Pacific Bank of California’s sole shareholder. Landmark National Bank’s present shareholders who become shareholders of 1st Pacific Bancorp will be entitled to vote on similar matters pertaining to 1st Pacific Bancorp.

With respect to their charter documents, under the National Bank Act, amendments to Landmark National Bank’s articles of association require the approval of the Office of the Comptroller of Currency, in addition to any shareholder approvals which may be required. Amendments to 1st Pacific Bancorp’s articles of incorporation only require the approval of 1st Pacific Bancorp’s shareholders.

Voting Rights

Landmark National Bank and 1st Pacific Bancorp have different voting rights. Although as a general rule shareholders of Landmark National Bank and 1st Pacific Bancorp are entitled to one vote for each share of common stock held, Landmark National Bank has supermajority voting provisions specific to national banks with respect to approval of certain corporate matters, including the vote on this merger, while 1st Pacific Bancorp does not have any supermajority voting provisions.

Dividends

One of the most important differences between Landmark National Bank and 1st Pacific Bancorp involves dividends. Under California law, 1st Pacific Bancorp would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend (i) the sum of 1st Pacific Bancorp’s assets would be at least equal to 125% of its liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, the current assets of 1st Pacific Bancorp would be at least equal to 125% of its current liabilities. The primary source of funds with which dividends will be paid to shareholders will come from cash dividends received by 1st Pacific Bancorp from 1st Pacific Bank of California.

1st Pacific Bank of California, as a state-chartered bank, is subject to dividend restrictions set forth in California state banking law, as administered by the California Department of Financial Institutions. Under such restrictions, 1st Pacific Bank of California may not pay cash dividends in an amount which exceeds the lesser of the retained earnings of 1st Pacific Bank of California or 1st Pacific Bank of California’s net income for the last three fiscal years (less the amount of distributions to shareholders during that period of time). If the above test is not met, cash dividends may only be paid with the prior approval of the California Department of Financial Institutions, in an amount not exceeding 1st Pacific Bank of California’s net income for its last fiscal year or the amount of its net income for the current fiscal year. Such restrictions do not apply to stock dividends, which generally require neither the satisfaction of any tests nor the approval of the California Department of Financial Institutions. Notwithstanding the foregoing, if the California Department of Financial Institutions finds that the shareholders’ equity is not adequate or that the declarations of a dividend would be unsafe or unsound, the California Department of Financial Institutions may order the state bank not to pay any dividend. The Federal Reserve Board may also limit dividends paid by 1st Pacific Bank of California.

Landmark National Bank, as a national bank, is subject to dividend restrictions under the National Bank Act, as administered by the Office of the Comptroller of Currency. Under such restrictions, Landmark National Bank may not, without the prior approval of the Office of the Comptroller of Currency, declare dividends in excess of the sum of the current year’s earnings, plus the retained earnings  from the prior two years, provided that Landmark National Bank’s surplus fund is a least equal to its common capital. If the capital surplus falls below the balance of the common capital account, then further restrictions apply.

Number of Directors

Landmark National Bank’s bylaws provide for a range of five to twenty-five directors, with the exact number fixed by amendment to the bylaws or by resolution adopted by Landmark National Bank’s board of directors or shareholders. Landmark National Bank has currently fixed the number of its directors at fourteen. 1st Pacific Bancorp’s bylaws provide for a range of seven to thirteen directors, with the exact number fixed by amendment to the bylaws or by resolution adopted by 1st Pacific Bancorp’s board of directors or shareholders. 1st Pacific Bancorp has currently fixed the number of its directors at seven.

Indemnification of Directors and Officers

The articles of incorporation and bylaws of 1st Pacific Bancorp authorize indemnification of directors, officers and agents to the fullest extent permissible under California law, and authorize the purchase of liability insurance. Both Landmark National Bank and 1st Pacific Bancorp have directors’ and officers’ liability insurance, and have entered into indemnification agreements with their directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling 1st Pacific Bancorp under the foregoing provisions, 1st Pacific Bancorp has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SUPERVISION AND REGULATION

Introduction

Banking is a complex, highly regulated industry. The primary goals of the regulatory scheme are to maintain a safe and sound banking system, protect depositors and the Federal Deposit Insurance Corporation’s insurance fund, and facilitate the conduct of sound monetary policy. In furtherance of these goals, Congress and the states have created several largely autonomous regulatory agencies and enacted numerous laws that govern banks, bank holding companies and the financial services industry. Consequently, the growth and earnings performance of 1st Pacific Bancorp, 1st Pacific Bank of California and Landmark National Bank can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statutes, regulations and the policies of various governmental regulatory authorities, including:

•       the Federal Reserve Board;

•       the Federal Deposit Insurance Corporation;

•       the Office of the Comptroller of the Currency; and

•       the California Department of Financial Institutions.

The system of supervision and regulation applicable to 1st Pacific Bancorp, its banking subsidiaries, and Landmark National Bank governs most aspects of their business, including:

•       the scope of permissible business;

•       investments;

•       reserves that must be maintained against deposits;

•       capital levels that must be maintained;

•       the nature and amount of collateral that may be taken to secure loans;

•       the establishment of new branches;

•       mergers and consolidations with other financial institutions; and

•       the payment of dividends.

The following summarizes the material elements of the regulatory framework that apply to 1st Pacific Bancorp, 1st Pacific Bank of California, and Landmark National Bank. It does not describe all of the statutes, regulations and regulatory policies that are applicable. Also, it does not restate all of the requirements of the statutes, regulations and regulatory policies that are described. Consequently, the following summary is qualified in its entirety by reference to the applicable statutes, regulations and regulatory policies discussed in this joint proxy statement-prospectus. Any change in these applicable laws, regulations or regulatory policies may have a material effect on the business of 1st Pacific Bancorp, 1st Pacific Bank of California and Landmark National Bank.

1st Pacific Bancorp

1st Pacific Bancorp is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with, and subject to the supervision of, the Federal Reserve Board. 1st Pacific Bancorp is required to file with the Federal Reserve Board quarterly and annual reports and such additional information as the Federal Reserve Board may require under the Bank Holding Company Act. The Federal Reserve Board may conduct examinations of bank holding companies and their subsidiaries.

1st Pacific Bancorp is required to obtain the approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, 1st Pacific Bancorp would own or control more than 5% of the voting shares of such bank. Prior approval of the Federal Reserve Board is also required for the merger or consolidation of 1st Pacific Bancorp and another bank holding company.

1st Pacific Bancorp is prohibited by the Bank Holding Company Act, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging, directly or indirectly, in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, 1st Pacific Bancorp may, subject to the prior approval of the Federal Reserve Board, engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be acceptable.

The Federal Reserve Board may require that 1st Pacific Bancorp terminate an activity or terminate control of or liquidate or divest subsidiaries or affiliates when the Federal Reserve Board determines that the activity or the control or the subsidiary of affiliates constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceiling and reserve requirements on such debt. Under certain circumstances, 1st Pacific Bancorp must file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming its equity securities.

Under the Federal Reserve Boards’ regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe and unsound manner. In addition, it is the Federal Reserve Board’s policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet it obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board’s regulations or both. Under certain conditions, the Federal Reserve Board may conclude that certain actions of a bank holding company, such as payment of cash dividends, would constitute unsafe and unsound banking practices because they violate the Federal Reserve Board’s “source of strength” doctrine.

A bank holding company and its subsidiaries are prohibited from certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, a bank may not condition an extension of credit on a promise by its customer to obtain other services by it, its holding company or other subsidiaries, or on a promise by its customer not to obtain services from a competitor. In addition, federal law imposes certain restrictions between 1st Pacific

Bancorp and its subsidiaries, including 1st Pacific Bank of California. As an affiliate of 1st Pacific Bancorp, 1st Pacific Bank of California is subject, with certain exceptions, to provisions of federal law imposing limitations on, and requiring collateral for, extensions of credit by 1st Pacific Bank of California to its affiliates.

As a public company, 1st Pacific Bancorp is subject to the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act amends certain parts of the Exchange Act, and is intended to protect investors by, among other things, improving the reliability of financial reporting, increasing management accountability, and increasing the independence of directors and 1st Pacific Bancorp’s external accountants.

1st Pacific Bancorp is subject to the periodic reporting requirements of the Exchange Act, which include but are not limited to the filing of annual, quarterly and other current reports with the SEC.

1st Pacific Bank of California and Landmark National Bank

General

1st Pacific Bank of California, as a California-chartered bank which is a member of the Federal Reserve System, is subject to regulation, supervision, and regular examination by the California Department of Financial Institutions and the Federal Reserve Board. Landmark National Bank, as a nationally chartered banking association, is also a member of the Federal Reserve System and is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency. 1st Pacific Bank of California’s and Landmark National Bank’s deposits are insured by the Federal Deposit Insurance Corporation in an amount up to $100,000 per customer, and, as such, both 1st Pacific Bank of California and Landmark National Bank are subject to the regulations of the Federal Deposit Insurance Corporation and the Federal Deposit Insurance Act. California law exempts all banks from usury limitations on interest rates. As a consequence of the extensive regulation of commercial banking activities in California and the United States, 1st Pacific Bank of California’s and Landmark National Bank’s businesses are particularly susceptible to changes in California and federal legislation and regulation, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

1st Pacific Bank of California is a member of the Federal Home Loan Bank System. Among other benefits, each Federal Home Loan Bank serves as a reserve or center bank for its members within its assigned region. Each Federal Home Loan Bank makes available to its members loans (i.e., advances) in accordance with the policies and procedures established by the board of directors of the individual Federal Home Loan Bank.

From time to time legislation is enacted which has the effect of increasing the cost of doing business and changing the competitive balance between banks and other financial and nonfinancial institutions. Various federal laws enacted over the past several years have provided, among other things, for:

•       the maintenance of mandatory reserves with the Federal Reserve Bank on deposits by depository institutions;

•       the phasing-out of the restrictions on the amount of interest which financial institutions may pay on certain types of accounts; and

•       the authorization of various types of new deposit accounts, such as “NOW” accounts, “Money Market Deposit” accounts and “Super NOW” accounts, designed to be competitive with money market mutual funds and other types of accounts and services offered by various financial and non-financial institutions.

The lending authority and permissible activities of certain nonbank financial institutions such as savings and loan associations and credit unions have been expanded, and federal regulators have been given increased enforcement authority. These laws have generally had the effect of altering competitive relationships existing among financial institutions, reducing the historical distinctions between the services offered by banks, savings and loan associations and other financial institutions, and increasing the cost of funds to banks and other depository institutions.

Recent Legislation

The Federal Reserve Board in November 2005 approved amendments to Regulation CC that define “remotely created checks” and create transfer and presentment warranties that shift liability for an unauthorized remotely created check to the institution where it is first deposited. In place of a signature, a remotely created check generally bears a statement that the customer authorized the check or bears the customer’s printed or typed name, such as when a debtor authorizes a credit card company to create a remotely created check by telephone so that the debtor may pay a credit card bill in a timely manner. Since the remotely created checks are vulnerable to fraud Regulation CC creates transfer and presentment warranties under which any bank that transfers or presents a remotely created check would warrant that the check is authorized by the person on whose account the check is drawn. The warranties would apply only to banks and would ultimately shift liability for losses attributable to an unauthorized remotely created check to the depositary bank. These amendments would not affect the rights of checking account customers, as they are not liable for unauthorized checks drawn on their accounts. The amendments to Regulation CC became effective on July 1, 2006.

On August 2, 2005, the Office of the Comptroller of Currency, Federal Deposit Insurance Corporation, and the Federal Reserve Board adopted a final rule to revise their Community Reinvestment Act (CRA) regulations. The effective date of the final rule was September 1, 2005. Major points of the final rule include:

•       increasing the asset-size threshold for a “small bank” to $1 billion. Small banks are not subject to certain data collection and reporting requirements and are eligible for evaluation under the small bank lending test.

•       creating a new category of “intermediate small banks” for purposes of evaluation under the CRA. Intermediate small banks are those with at least $250 million but less than $1 billion in assets. The overall CRA rating for an intermediate small bank will be based both on the rating from the small bank lending test and the rating from a new community development test.

•       Revising the definition of “community development” to increase the number and kinds of rural tracts in which bank activities are eligible for community development consideration.

•       Revising the regulation to address the impact on a bank’s CRA rating of evidence of discrimination or other illegal credit practices.

In May 2005, the Federal Reserve Board adopted a final rule to amend Regulation DD and the related official staff interpretations, to improve the uniformity and adequacy of information to consumers about certain services provided by banks to their deposit customers. These services are commonly referred to as “bounced-check protection” or “courtesy overdraft protection” services (overdraft services). These amendments became effective on July 1, 2006. These amendments require banks to disclose information about overdraft fees on periodic statements and account-opening disclosures, and to include certain disclosures in advertisements for overdraft services. Regulation DD generally requires that banks disclose the amount of any fee that may be imposed in connection with the account and the conditions under which a fee may be imposed. The final rule amends the official staff interpretations to state that, in satisfying this requirement with respect to fees for overdraft services, a bank must specify the categories of transactions for which an overdraft fee may be imposed.

The Federal Reserve Board issued a final rule on March 1, 2005 that amends Regulation H and Regulation Y to limit restricted core capital elements (including trust preferred securities) which count as Tier 1 capital to 25 percent of all core capital elements, net of goodwill less any associated deferred tax liability. Internationally active bank holding companies, defined as those with consolidated assets greater than $250 billion or on-balance-sheet foreign exposure greater than $10 billion, will be subject to a 15 percent limit, but they may include qualifying mandatory convertible preferred securities up to the generally applicable 25 percent limit. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The final rule provides a five-year transition period, ending March 31, 2009, for application of the quantitative limits.

During July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002.

The purpose of the Sarbanes-Oxley Act is to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes.

The Sarbanes-Oxley Act amends the Exchange Act to prohibit a registered public accounting firm from performing specified nonaudit services contemporaneously with a mandatory audit. The Sarbanes-Oxley Act also vests the audit committee of an issuer with responsibility for the appointment, compensation, and oversight of any registered public accounting firm employed to perform audit services. It requires each committee member to be a member of the board of directors of the issuer, and to be otherwise independent. The Sarbanes-Oxley Act further requires the chief executive officer and chief financial officer of an issuer to make certain certifications as to each annual or quarterly report filed with the SEC.

In addition, the Sarbanes-Oxley Act requires officers to forfeit certain bonuses and profits under certain circumstances. Specifically, if an issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer as a result of misconduct with any financial reporting requirement under the securities laws, the chief executive officer and chief financial officer of the issuer shall be required to reimburse the issuer for (1) any bonus or other incentive-based or equity-based compensation received by that person from the issuer during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement; and (2) any profits realized from the sale of securities of the issuer during that 12-month period.

The Sarbanes-Oxley Act also instructs the SEC to require by rule:

•       disclosure of all material off-balance sheet transactions and relationships that may have a material effect upon the financial status of an issuer; and

•       the presentation of pro forma financial information in a manner that is not misleading, and which is reconcilable with the financial condition of the issuer under generally accepted accounting principles.

The Sarbanes-Oxley Act also prohibits insider transactions in a company’s stock during lock out periods of the company’s pension plans, and any profits on such insider transactions are to be disgorged. In addition, there is a prohibition of company loans to its executives, except in certain circumstances. The Sarbanes-Oxley Act also provides for mandated internal control report and assessment with the annual report and an attestation and a report on such report by the company’s auditor. The SEC is also required to issue a code of ethics for senior financial officers of the company. Further, the Sarbanes-Oxley Act adds a criminal penalty of fines and imprisonment of up to 10 years for securities fraud.

The Federal Reserve Board on October 31, 2002 approved a final Regulation W that comprehensively implements sections 23A and 23B of the Federal Reserve Act. Sections 23A and 23B and Regulation W restrict loans by a depository institution to its affiliates, asset purchases by a depository institution from its affiliates, and other transactions between a depository institution and its affiliates. Regulation W unifies in one public document the FRB’s interpretations of sections 23A and 23B. Regulation W had an effective date of April 1, 2003.

In December of 2001 and January of 2002, the Office of the Comptroller of Currency, Federal Deposit Insurance Corporation, and the Federal Reserve Board adopted final rules governing the regulatory capital treatment of equity investments in nonfinancial companies held by banks, bank holding companies and financial holding companies. The final rules became effective on April 1, 2002. The capital requirements apply symmetrically to equity investments made by banks and their holding companies in nonfinancial companies under the legal authorities specified in the final rules. Among others, these include the merchant banking authority granted by the Gramm-Leach-Bliley Act and the authority to invest in small business investment companies (“SBICs”) granted by the Small Business Investment Act. Covered equity investments will be subject to a series of marginal Tier 1 capital charges, with the size of the charge increasing as the organization’s level of concentration in equity investments increases. The highest marginal charge specified in the final rules requires a 25 percent deduction from Tier 1 capital for covered investments that aggregate more than 25 percent of an organization’s Tier 1 capital. Equity investments through SBICs will be exempt from the new charges to the extent such investments, in the aggregate, do not exceed 15 percent of the banking organization’s Tier 1 capital. The new charges would not apply to individual investments made by banking organizations prior to March 13, 2000. Grandfathered investments made by state banks under section 24(f) of the Federal Deposit Insurance Act also are exempted from coverage.

The terrorist attacks in September 2001 have impacted the financial services industry and led to federal legislation that attempts to address certain issues involving financial institutions. On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

Part of the USA PATRIOT Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (“IMLA”). IMLA authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks, bank holding companies, and/or other financial institutions. These measures may include enhanced recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

Among its other provisions, IMLA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLA also amends the Bank Holding Company Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing an application under these acts.

IMLA became effective July 23, 2002. Additional regulations establish minimum standards to verify customer identity, to encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, to prohibit the anonymous use of “concentration accounts,” and to require all covered financial institutions to have in place a Bank Secrecy Act compliance program.

On December 13, 2006, the Federal Reserve Board and the other federal financial institution regulatory agencies issued an interagency policy statement on the allowance for loan and lease losses (the “2006 policy statement”). The 2006 policy statement replaces a 1993 policy statement, which described the responsibilities of the boards of directors and management of banks and savings associations and of examiners regarding allowance for loan and lease losses. In addition to the 2006 policy statement, the accounting profession groups periodically provide guidance to the banking industry on allowance for loan and lease losses (“ALLL”) methodology.

The 2006 policy statement outlines the responsibility of the institution’s management and board of directors regarding their roles in maintaining ALLL at an appropriate level and for documenting its analysis. Management should evaluate the ALLL reported on the balance sheet as of the end of each quarter, or more frequently if warranted, and charge or credit the provision for loan and lease losses (“PLLL”) to bring the ALLL to an appropriate level as of each evaluation date. The determinations of the amounts of the ALLL and PLLL should be based on management’s current judgments about the credit quality of the loan portfolio, and should consider all known relevant internal and external factors that affect loan collectibility as of the evaluation date.

In carrying out its responsibility for maintaining an appropriate ALLL, management is expected to adopt and adhere to written policies and procedures that, at a minimum, ensure that: (1) the institution’s process for determining an appropriate level for ALLL is based on a comprehensive, well-documented, and consistently applied analysis of its loan portfolio; (2) the institution has an effective loan review system and controls (including an effective loan classification or credit grading system) that identify, monitor, and address asset quality problems in an accurate and timely manner; (3) the institution has adequate data capture and reporting systems to supply the information necessary to support and document its estimate of an appropriate ALLL; (4) the institution evaluates any loss estimation models before they are employed and modifies the models’ assumptions, as needed, to ensue that the resulting loss estimates are consistent with GAAP; (5) the institution promptly charges off loans, or portions of loans, that available information confirms to be uncollectible, and; (6) the institution periodically validates the ALLL methodology.

The 2006 policy statement also provides guidance to examiners in evaluating the credit quality of an institution’s loan portfolio, the appropriateness of its ALLL methodology and documentation, and the appropriateness of the reported ALLL in the institution’s regulatory reports. In their review and classification or grading of the loan portfolio, examiners should consider all significant factors that affect the collectibility of the portfolio, including the value of any collateral.

It is impossible to predict what effect the enactment of certain of the above-mentioned legislation will have on 1st Pacific Bancorp or Landmark National Bank. Moreover, it is likely that other bills affecting the business of banks may be introduced in the future by the United States Congress or California legislature.

Recent Accounting Developments

On July 13, 2006, the FASB issued FASB Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109”. FIN 48 clarifies SFAS No. 109, “Accounting for Income Taxes”, to indicate a criterion that an individual tax position would have to meet for some or all of the income tax benefit to be recognized in a taxable entity’s financial statements. Under the guidelines of FIN 48, an entity should recognize the financial statement benefit of a tax position if it determines that it is more likely than not that the position will be sustained on examination. The term “more likely than not” means “a likelihood of more than 50 percent.”  In assessing whether the more-likely-than-not criterion is met, the entity should assume that the tax position will be reviewed by the applicable taxing authority.

The scope of FIN 48 is broad and includes all tax positions accounted for in accordance with SFAS No. 109. Additionally, besides business enterprises, FIN 48 applies to pass-through entities, and entities whose tax liability is subject to 100 percent credit for dividends paid (such as real estate investment trusts).

FIN 48 will be effective for 1st Pacific Bancorp and Landmark National Bank beginning after January 1, 2007. Any cumulative effect of applying FIN 48 would be reported as an adjustment to retained earnings at the beginning of the period in which the Interpretation is adopted. Neither 1st Pacific Bancorp nor Landmark National Bank has yet determined what impact FIN 48 will have on their respective financial statements.

Impact of Monetary Policies

Banking is a business which depends on rate differentials. In general, the difference between the interest rate paid by a bank on its deposits and its other borrowings and the interest rate earned by a bank on its loans, securities and other interest-earning assets comprises the major source of the bank’s earnings. These rates are highly sensitive to many factors which are beyond the bank’s control and, accordingly, the earnings and growth of the bank are subject to the influence of economic conditions generally, both domestic and foreign, including inflation, recession, and unemployment; and also to the influence of monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policy, such as seeking to curb inflation and combat recession, by:

•       its open-market dealings in United States government securities;

•       adjusting the required level of reserves for financial institutions subject to reserve requirements;

•       placing limitations upon savings and time deposit interest rates; and

•       adjustments to the discount rate applicable to borrowings by banks which are members of the Federal Reserve System.

The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments, and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on 1st Pacific Bancorp and Landmark National Bank cannot be predicted; however, depending on the degree to which their respective interest-earning assets and interest-bearing liabilities are rate sensitive, increases in rates would have a temporary effect of increasing their respective net interest margin, while decreases in interest rates would have the opposite effect. In addition, adverse economic conditions, including a downturn in the local or regional economy and rising energy prices, could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting 1st Pacific Bancorp’s or Landmark National Bank’s net income or other operating costs.

VALIDITY OF 1ST PACIFIC BANCORP’S COMMON STOCK

The validity of the shares of 1st Pacific Bancorp common stock to be issued in the merger has been reviewed by the firm of Luce, Forward, Hamilton & Scripps LLP. Such review should not be construed as constituting an opinion as to the merits of the offering made hereby, the accuracy or adequacy of the disclosures contained in this joint proxy statement-prospectus, or the suitability of 1st Pacific Bancorp common stock for any of Landmark National Bank’s shareholders.

EXPERTS

The respective  audited financial statements of 1st Pacific Bank of California as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been included in the 2006 10-K for 1st Pacific Bancorp by incorporation by reference in this joint proxy statement-prospectus in reliance on the reports of Vavrinek, Trine, & Co., LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Landmark National Bank as of December 31, 2006 and 2005, and for each of the years in the two-year period ended December 31, 2006, have been included in this joint proxy statement-prospectus in reliance on the reports of Vavrinek, Trine, Day & Co., LLP, independent certified public accountants, included in this joint proxy statement-prospectus, and upon the authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Landmark National Bank 2008 Annual Meeting Shareholder Proposals

Landmark National Bank will hold a 2008 annual meeting of shareholders only if the merger is not consummated. Under certain circumstances, shareholders are entitled to present proposals at shareholder meetings. Any such proposal concerning Landmark National Bank’s 2008 annual meeting of shareholder must be submitted by a shareholder prior to December 31, 2007 to qualify for inclusion in the proxy materials relating to such meeting. The submission by a shareholder of a proposal does not guarantee that it will be included in such materials. Shareholder proposals are subject to certain regulations under the federal securities laws.

1st Pacific Bancorp 2008 Annual Meeting Shareholder Proposals

Under certain circumstances, shareholders are entitled to present proposals at shareholder meetings. Shareholders of 1st Pacific Bancorp  who intend to submit proposals, including proposals for director nominees, to 1st Pacific Bancorp’s shareholders at the 2008 Annual Meeting of Shareholders must submit such proposals to 1st Pacific Bancorp  no later than December 7, 2007 in order for them to be included in 1st Pacific Bancorp’s proxy materials for such meeting. Proposals received by 1st Pacific Bancorp after such date are considered untimely. Shareholder proposals should be directed to the attention of the Corporate Secretary of 1st Pacific Bancorp, Robert Cange, at 4275 Executive Square, Suite 650, La Jolla, California 92037. The submission by a shareholder of a proposal does not guarantee that it will be included in the proxy statement. Shareholder proposals are subject to certain regulations and requirements under the federal securities laws.

Shareholders who intend to submit proposals to 1st Pacific Bancorp’s shareholders at the 2008 Annual Meeting of Shareholders but intend to submit such proposals on their own, either from the floor or through their own proxy statement and proxy, must, in order for such matters to be voted upon by 1st Pacific Bancorp’s shareholders, give notice of such to the management of 1st Pacific Bancorp  by January 15, 2008 (at least 45 days before the date when 1st Pacific Bancorp management mails its proxy material for the 2008 meeting, which mailing is expected to be in March 2008). The persons named as proxies for the 2008 Annual Meeting of Shareholders will have discretionary authority to vote on any shareholder proposal not included in 1st Pacific Bancorp ‘s proxy materials for the meeting, unless 1st Pacific Bancorp receives notice of the proposal within such 45-day period. If proper notice is received by that date, the proxy holders will not have discretionary voting authority except as provided in federal regulations governing shareholder proposals.

LANDMARK NATIONAL BANK PROPOSAL II—ELECTION OF DIRECTORS

The Bylaws of Landmark National Bank provide that the number of directors of Landmark National Bank may be no less than five nor more than 25 shareholders, with the exact number within such minimum and maximum limits to be fixed by resolution of the board of directors from time to time. The board of directors has fixed the number of directors of Landmark National Bank at fourteen.

At the Meeting, fourteen directors are expected to be elected. Under the Articles of Association of Landmark National Bank, the terms of directors are to expire at the next regular meeting of shareholders at which directors are elected, unless any director resigns or is removed from office prior to such election. All of the currently serving directors will be nominated for election to serve until the 2008 Annual Meeting of Shareholders and until their successors are duly elected and qualified or until the merger is completed. The fourteen director nominees are:

Vincent E. Benstead	F.J. “Rick” Mandelbaum	James J. Schmid
Ronald J. Carlson	Christopher S. McKellar	Larry G. Showley
Martin C. Dickinson	Edward J. Osuna	Anne C. Taubman
Orrin L. Gabsch	Marshal A. Scarr	Christopher Weil
David B. Goodell		Thomas W. Wermers

Votes will be cast by the proxies in such a way as to effect the election of all fourteen nominees, or as many thereof as possible under the rules of cumulative voting. In the event that any of the nominees are unable to serve as a director, it is intended that proxies be voted for the election of substitute nominees, if any, designated by the board of directors. Management has no reason to believe that any of the nominees will be unable to serve.

The following table provides certain information as of the record date with respect to each current member of the board of directors, all of whom are nominees. Reference is made to the section of this joint proxy statement-prospectus entitled “INFORMATION ABOUT LANDMARK NATIONAL BANK—Security Ownership of Officers, Directors and Principal Shareholders” for information pertaining to stock ownership of the nominees.

Name	Age	Positions Held with Landmark National Bank	Year First Elected
Vincent E. Benstead	73	Director	2005
Ronald J. Carlson	72	Director	2002
Martin C. Dickinson	70	Director	2005
Orrin L. Gabsch	64	Director	2002
David B. Goodell	67	Director	2002
F.J. “Rick” Mandelbaum	59	Director, President and Chief Executive Officer	2003
Christopher S. McKellar	57	Director	2005
Edward J. Osuna	67	Director	2004
Marshal A. Scarr	51	Director	2002
James J. Schmid	59	Chairman and Director	2004
Larry G. Showley	68	Director	2002
Anne C. Taubman	52	Director	2002
Christopher Weil	69	Director	2002
Thomas W. Wermers	43	Director	2002

The following is a brief summary of the background and business experience, including principal occupation, during the last five years, for each of the director nominees.

VINCENT E. BENSTEAD, Director—Mr. Benstead spent 39 years with Price Waterhouse Coopers, an international accounting firm, until he retired in 1994. Mr. Benstead was a founding director of Legacy Bank, N.A., and served as chairman of the audit committee and a member of the loan committee of the board of directors of Legacy Bank, N.A. Mr. Benstead earned his Bachelor of Science degree in Business Administration from the University of Denver.

RONALD J. CARLSON, Director—Before joining Landmark National Bank in 2002, Mr. Carlson served as President and Chief Executive Officer of Scripps Bank of La Jolla, a position he held for 17 years. Upon the acquisition of Scripps Bank by U.S. Bank in October 2000, Mr. Carlson served as U.S. Bank’s Vice Chairman of the San Diego market until July 2001. He served as Landmark National Bank’s Chief Executive Officer and Chairman of Landmark National Bank from its inception in 2002 until November 2005. Mr. Carlson was also Landmark National Bank’s President until December 2004.

MARTIN C. DICKINSON, Director—Mr. Dickinson has been involved in the San Diego commercial banking sector for over 40 years. Most recently, Mr. Dickinson served as Vice Chairperson of the board of directors of Legacy Bank, N.A., and acted as interim chief executive officer from April 2004 until Legacy’s merger with Landmark National Bank in July 2005. Mr. Dickinson previously was Senior Vice President, Senior Credit Officer and a Director for Scripps Bank in La Jolla and Senior Vice President of La Jolla

Bank & Trust Company and Manager of its main office. He earned his Bachelor of Arts degree in Economics from Pomona College and his MBA in Finance from Stanford University.

ORRIN L. GABSCH, Director—Mr. Gabsch has been a pharmacist in California since 1968. Since 1985, he has served as Vice-President of Pacific Pharmacy Computers, a pharmacy software corporation located in Fresno, California. He is the former owner of several pharmacies in San Diego, including Burns Drugs in La Jolla, California. He continues to serve on multiple community and charitable boards and committees.

DAVID B. GOODELL, Director—Mr. Goodell is President, Chief Executive Officer and sole owner of Del Mar Investment Group Inc., a real estate investment and land development company headquartered in Del Mar, California, which he founded in 1988. From 1993 to 2002, he was also the President, Chief Executive Officer and sole shareholder of Del Mar Land Management Inc., a real estate investment company he established.

F.J. “RICK” MANDELBAUM, Director, President and Chief Executive Officer—Mr. Mandelbaum has been a banker in San Diego since 1987. Prior to joining Landmark National Bank in 2002, Mr. Mandelbaum served as Senior Vice President and Regional Manager of Commercial Banking with U.S. Bank in San Diego. Prior to U.S. Bank’s acquisition of Scripps Bank in La Jolla, he served as Scripps Bank’s Senior Vice President and Regional Administrator from 1998 to 2000. Mr. Mandelbaum was appointed Chief Executive Officer of Landmark National Bank in November 2005. Mr. Mandelbaum also serves as Landmark National Bank’s President.

CHRISTOPHER S. MCKELLAR, Director—Mr. McKellar served as the Chairperson of the board of directors of Legacy Bank, N.A. until its merger with Landmark National Bank in July 2005. He was a founder and director of Scripps Bank, from its formation (1984) through its merger with U.S. Bancorp (2000). He is the Chief Executive Officer and President of Capella, a real estate development company based in San Diego. He is also the President of McKellar Development, Starward Ventures and Axiom, Inc., all San Diego real estate investment companies. Previously, he was the Chief Executive Officer and Chairman of California Traditions, Inc., a leading builder of single-family homes in Southern California and Nevada, commercial and industrial projects in San Diego and Orange Counties and apartment projects in Sacramento. Mr. McKellar currently serves on the boards of The Bishop’s School and the Neurosciences Institute, and is a member of the Coastal San Diego Chapter of the Young Presidents Organization. Mr. McKellar attended Claremont Men’s College (now Claremont McKenna College) from 1967 to 1969.

EDWARD J. OSUNA, Director—Mr. Osuna is the sole owner of three San Diego-based collection agencies. He founded Brush Collections, Inc., of which he has been the sole owner since 1972, and purchased Creditor Remedies, Inc., Action Process Service and Victorville Collection Agency, Inc. He merged these companies into World Trotter Collection Agency, an entity for which he serves as Chief Executive Officer. Previously, Mr. Osuna was a Founder and Director of Point Loma Savings and Loan Association, an institution that was converted to a commercial bank, and Bank of Southern California, which later merged with First National Bank.

MARSHAL A. SCARR, Director—Mr. Scarr an attorney, has practiced law in the San Diego area since 1983 and is a shareholder with the firm of Peterson and Price, A.P.C. His legal practice concentrates on business and real property transactional matters, probate and trust administration.

JAMES J. SCHMID, Director—Mr. Schmid is President and Chief Executive Officer of Chelsea Service Corporation, a real estate finance and development company he founded in 1985. Chelsea Investment Corporation focuses on investment, development, syndication and asset management. Previously, he served as Chief Operating Officer for Torrey Enterprises, Inc., General Counsel for McKellar Development Corporation, and President of the Holding Company of State Bank and Trust

Company of New Ulm, Minnesota. Mr. Schmid was appointed Chairman of Landmark National Bank’s board of directors in November 2005.

LARRY G. SHOWLEY, Director—Mr. Showley is a Principal and Partner of Showley, Archambault & Alexander, a member firm of Partners Financial. The firm specializes in the sale of life and disability insurance and offers other financial and advisory services for the individual and corporate market.

ANNE C. TAUBMAN, Director—Ms. Taubman retired in 2003 from her position as President and Chairman of the board of directors of San Diego Seaport Village, Inc., a retail center in downtown San Diego. Prior to joining San Diego Seaport Village, Inc. in 1990, she was a Securities Principal and Investment Advisor with Christopher Weil & Company, Inc., an NASD registered firm. She currently serves on the boards of directors of The Old Globe, Mainly Mozart, and Delta Society, respectively.

CHRISTOPHER WEIL, Director—Mr. Weil is the President and Chief Executive Officer of Christopher Weil & Company, Inc., an NASD/SEC securities broker-dealer and registered investment advisor. His company provides investment management services to individual and institutional investors. He is also President and Chief Executive Officer of Storage Managers, Inc. and CWC Asset Advisors, businesses which sponsor and manage private equity ventures.

THOMAS W. WERMERS, Director—Mr. Wermers is Chief Executive Officer of Wermers Corporation and of Wermers Multi-Family Corp., positions he has held since 1999 and 1997, respectively. He also serves as President of Wermers Construction Nevada, Wermers Corporation Arizona, Wermers Builders Inc. and James J. Wermers Construction Co. Headquartered in San Diego, Wermers constructs new multi-family apartments, senior assisted living facilities and extended-stay hotels in the southwestern United States. Mr. Wermers is also the Managing Member and owner of TWW Fuels, Inc.

The board of directors recommends a vote “FOR” each of the named nominees in Proposal II.

1ST PACIFIC BANCORP PROPOSAL II—ELECTION OF DIRECTORS

The Bylaws of 1st Pacific Bancorp currently provide that the number of directors of 1st Pacific Bancorp may be no less than seven (7) and no more than thirteen (13), with the exact number to be fixed by resolution of the board of directors. The number of directors is currently fixed at seven (7).

Each nominee named below is currently a member of the board of directors. Each has been recommended by the nominating committee of the board of directors and nominated by the board of directors for election as a director to serve until the next annual meeting of shareholders and until the election and qualification of a successor, and has agreed to so serve if elected. Votes will be cast in such a way as to effect the election of all nominees, or as many as possible, under the rules of cumulative voting. If any nominee should become unable or unwilling to serve as a director, the proxies will be voted for such substitute nominees as shall be designated by the board of directors. The board of directors presently has no knowledge that any of the nominees will be unable or unwilling to serve. The seven (7) individuals receiving the highest number of votes at the meeting shall be elected.

The following table provides information as of the record date with respect to each current member of the board of directors and each nominee of 1st Pacific Bancorp. Reference is made to the section of this joint proxy statement-prospectus entitled “DESCRIPTION OF 1ST PACIFIC BANCORP—Security Ownership of Officers, Directors and Principal Shareholders” for information pertaining to stock ownership of the nominees.

There is no family relationship among any of the nominees, directors and/or any of 1st Pacific Bancorp’s officers. Detailed information about director nominees is provided below.

Name	Current Position with Bank	Age	Elected or Appointed
Robert P. Cange	Director	56	2000
Albert Colucci	Director	69	2000
Veronica Z. Froman	Director	59	2004
James G. Knight, M.D.	Chairman of the Board, Director	54	2000
Susan Lew	Director	59	2000
Albert Logan, CPA	Director	64	2001
A. Vincent Siciliano	President, Chief Executive Officer, Director	56	2002

The indicated year initially elected or appointed includes similar positions held with 1st Pacific Bank of California prior to the formation of 1st Pacific Bancorp.

The following is a brief summary of the background and business experience, including principal occupation, during the last five years, for each of the director nominees.

A. VINCENT SICILIANO, President, Chief Executive Officer and Director. Mr. Siciliano joined 1st Pacific Bank of California in September 2001, ten months after 1st Pacific Bank of California’s opening. Mr. Siciliano has over 20 years of commercial banking experience. Just prior to joining 1st Pacific Bank of California, he was a management consultant assisting companies with strategic planning and change management. From 1999 to 2000, he served as Chief Administrative Officer of The Eastridge Group of Staffing Companies, San Diego’s largest local staffing company. From 1997 through early 1999, he served as Chief Operating Officer of First National Bank. From 1995 to 1997, he served as President and Chief Executive Officer of Danielson Trust Company, San Diego’s largest local trust company. Prior to joining Danielson Trust Company, he served eight years as President and CEO of International Savings Bank. He also spent 10 years with Bank of America, where he managed their corporate lending activities in San Diego, and worked seven years with Bank of America’s Asian Division in Taiwan, Philippines and Singapore.

Mr. Siciliano graduated from Stanford University and the University of California at Berkeley. He has served as Chairman of the San Diego Chamber of Commerce Foundation, the San Diego County International Trade Commission, and the LISC Affordable Housing Program. He has also served as a board member of the Greater San Diego Chamber of Commerce, the San Diego Dialogue and several other civic organizations. On a national level, he has been a member of the Board of Governors of the Savings and Community Bankers of America and the board of the California League of Savings Institutions. Currently Mr. Siciliano is on the board of the Ken Blanchard Center for Faith Walk Leadership, serves as a board member of the Community Bankers of California, is on the Advisory Board of the International Community Foundations and is a sponsor and Advisory Board Member for the EMC Family Business Forum at San Diego State University.

ROBERT P. CANGE, Director—Mr. Cange is the President, Chief Executive Officer and founder of Cange International, Inc., an export management company formed in 1989 that provides international marketing and sales services to U.S. manufacturers of high-end consumer goods and has sold products in more than 80 countries around the world. Mr. Cange has been appointed by the U.S. Secretary of Commerce to serve on San Diego’s District Export Council. Previously, Mr. Cange served as the Marketing Manager for the Foreign Credit Insurance Association/Export-Import Bank of the United

States and as an international lending officer for banks in California and Missouri. He holds a Bachelors Degree in Economics from Saint Louis University and a Juris Doctor Degree from California Western School of Law.

ALBERT COLUCCI, Director—Mr. Colucci is Chairman and President of CBC Investment, a company involved primarily in real estate investment, management and construction, which he co-founded in 1958 with his brother, Salvatore. From 1982 to 1998, he served as a founding Director of Rancho Vista National Bank and, during 1999, he served as a Director for Bank of Commerce, which acquired Rancho Vista National Bank.

VERONICA Z. FROMAN, Director—Ms. Froman is currently the Chief Operating Officer of the City of San Diego. From 2003 to 2006 she was the Chief Executive Officer for the San Diego/Imperial Counties Chapter of the American Red Cross. Prior to that assignment, from 2001 to 2003, Ms. Froman was Chief of Business Operations for the San Diego City Schools. Previously, Ms. Froman served over 31 years in the United States Navy retiring with the rank of Rear Admiral. Her naval career includes being Commanding Officer, Personnel Support Activity Hawaii, Pearl Harbor, Hawaii from 1988 to 1990; Head, General Unrestricted Line Assignment Branch, Chief of Naval Personnel, Washington DC, 1990 to 1993; Commanding Officer, Naval Station Charleston, South Carolina, from 1993 to 1995; Director of Manpower and Personnel, Joint Staff, Washington, DC from 1995 to 1997; Commander, Navy Region Southwest, San Diego, California from 1997 to 2000; and Director, Ashore Readiness Chief of Naval Operations, Washington, DC from 2000 to 2001. Ms. Froman graduated from Seton Hill College, Greensburg, Pennsylvania with a Bachelor of Arts Degree in Political Science. She has received numerous awards, including the San Diego Press Club Headliners Award, San Diego Women Who Mean Business Award and the YWCA TWIN Award, Girl Scouts Cool Women Award—YWCA. Most recently she was recognized as one of San Diego Magazine’s 50 People to Watch and received the San Diego Mediation Center Peace Maker Award.

JAMES G. KNIGHT, M.D., Chairman—Dr. Knight has been a urologist in private practice in San Diego since 1988 following five years of military service. Dr. Knight received a Bachelors Degree in Physics from Trinity College in Hartford, Connecticut, and his MD from Baylor College of Medicine in Houston, Texas, where he also completed his residency training. He is CEO of Consumer Directed Health Care, Inc., Treasurer of Consumers for Health Care Choice (a national consumer advocacy organization) and a past President of the San Diego County Medical Society.

SUSAN LEW, Director—Ms. Lew is the Founder and President of S. Lew & Associates, Inc., a real estate investment group formed in 1978. She has been a real estate investor, broker, manager, syndicator, developer and consultant for more than 30 years. Ms. Lew is a Commissioner Emeritus of the San Diego Port Commission, having served two full terms as Port Commissioner from 1993 to 2001 and as Chairman in 1995. She served on the board of directors of Bank of Commerce from 1994 to 1999. Ms. Lew has served on numerous other boards and commissions, for which she has received many awards. Currently, she serves as Commissioner of the San Diego Library Commission and on the Advisory Board of U.C. San Diego’s Graduate School of International Relations / Pacific Studies. Ms. Lew serves as trustee for Sharp Memorial Hospital Group. She is also the Founder and President of San Diego’s “Emerald Chinese Seafood Restaurant” and “Pearl Chinese Cuisine.”

ALBERT LOGAN,  Director—Mr. Logan is a CPA and has been an accounting professional since 1968 and became a Certified Public Accountant in 1970. Mr. Logan was the founding partner of Logan Throop & Co., LLP, which after 15 years merged its practice with Hutchinson and Bloodgood, LLP in 2001. Mr. Logan retired as a partner from Hutchinson and Bloodgood LLP on June 30, 2007 and now provides accounting, taxation, consulting and strategic planning services to privately owned businesses and high net worth individuals. Mr. Logan is a licensed CPA in the state of California and a member of both the American Institute and California Society of Certified Public Accountants.

The board of directors recommends a vote “FOR” each of the named nominees in Proposal II.

Although they are not nominees and they are not being voted on to join the 1st Pacific Bancorp board of directors at the annual meeting of shareholders, 1st Pacific Bancorp has agreed in the merger agreement that, at the time the merger becomes effective, two directors of Landmark National Bank will be invited to join the board of directors of 1st Pacific Bancorp. 1st Pacific Bancorp has decided to invite Christopher S. McKellar and Ronald J. Carlson to become members of its board of directors. Neither Mr. McKellar nor Mr. Carlson currently hold any position or office with 1st Pacific Bancorp. Mr. McKellar and Mr. Carlson have not received any compensation from 1st Pacific Bancorp for services as either a director or an executive officer. Also, there are no existing or proposed material transactions between 1st Pacific Bancorp or 1st Pacific Bank of California and Mr. McKellar or Mr. Carlson. Additional information about both Mr. McKellar and Mr. Carlson can be found in the section entitled “LANDMARK NATIONAL BANK PROPOSAL II—ELECTION OF DIRECTORS.”

1ST PACIFIC BANCORP PROPOSAL III—APPROVAL OF OMNIBUS PLAN

Purpose of Proposal

On April 5, 2007, the board of directors of 1st Pacific Bancorp adopted the 1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan (the “omnibus plan”), effective April 5, to promote the interests of 1st Pacific Bancorp and its shareholders by: (i) attracting and retaining exceptional directors, employees and consultants (including prospective directors, employees and consultants), and (ii) enabling such individuals to participate in the long-term growth and financial success of 1st Pacific Bancorp. The omnibus plan was approved to provide 1st Pacific Bancorp with more flexibility and choice as to the types and terms of awards that it may grant to its own and its affiliates’ employees, directors and consultants.

If the shareholders of 1st Pacific Bancorp approve the omnibus plan, no further grants or awards will be issued under 1st Pacific Bancorp’s prior plan, the Second Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California (the “2000 plan”). If the shareholders fail to approve this proposal, 1st Pacific Bancorp will continue to issue stock options under the 2000 plan. The following description of the omnibus plan is qualified by reference to the full text thereof, a copy of which is attached hereto as Appendix F.

Major Differences Between the 2000 plan and the omnibus plan

The major differences between the 2000 plan and the omnibus plan derive from 1st Pacific Bancorp’s need for more flexibility in the manner in which it attempts to attract and retain exceptional directors, employees and consultants. As shown below, the major differences relate to increased discretion given to the administrator along with more variety of awards from which the administrator may choose to compensate the recipient for his or her efforts towards increasing shareholder value. For example, the omnibus plan provides for options in addition to the variety of awards described below. In comparison, only options were available as awards under the 2000 plan.

Eligible Participants

Any director, employee or consultant (including any prospective director, employee or consultant) of 1st Pacific Bancorp and any affiliate of 1st Pacific Bancorp shall be eligible to be designated a participant in the omnibus plan for purposes of receiving awards. However, incentive stock options (“ISOs”) may be granted only to employees. After the annual meeting 1st Pacific Bancorp anticipates that it will have approximately seven directors, 79 employees and no consultants eligible to receive awards under the omnibus plan.

Plan Administration

The  board of directors of 1st Pacific Bancorp, or one or more committees appointed by its board of directors, will administer the omnibus plan (in either case, the “administrator”). In the case of awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price (which may be changed by the administrator after the date of grant), the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the power to implement an award exchange program (whereby awards may be exchanged or cancelled for awards with lower exercise prices or different terms), or a program through which participants may reduce cash compensation payable in exchange for awards. The administrator may also create other stock based awards that are valued in whole or in part by reference to (or are otherwise based on) shares of 1st Pacific Bancorp common stock.

Shares Available For Awards

Subject to adjustment as provided below, the aggregate number of shares of 1st Pacific Bancorp common stock that may be issued pursuant to awards granted under the omnibus plan is 400,000. Notwithstanding the foregoing, the maximum number of shares that may be issued pursuant to ISOs granted under the omnibus plan is 100,000, including ISOs that are outstanding or have been exercised. No ISOs have been granted as of the date of April 5, 2007, leaving 100,000 available for issuance as of such date.

If an award expires or is terminated or canceled without having been exercised or settled in full, it is forfeited back to or repurchased by 1st Pacific Bancorp, the terminated portion of the award (or forfeited or repurchased shares subject to the award) will become available for future grant or sale under the omnibus plan (unless it has terminated). Shares are not deemed to be issued under the omnibus plan with respect to any portion of an award that is settled in cash. If the exercise or purchase price of an award is paid for through the tender of shares, or withholding obligations are met through the tender or withholding of shares, those shares tendered or withheld will again be available for issuance under the omnibus plan.

Awards

The omnibus plan provides for the grant of options intended to qualify as ISOs under Section 422 of the Internal Revenue Code to 1st Pacific Bancorp and its affiliates’ employees and non-statutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, performance unit awards, performance share awards and other stock based awards (each, an “award”) to 1st Pacific Bancorp and its affiliates’ directors, employees and consultants.

Stock Options.   An option is the right to purchase shares of 1st Pacific Bancorp common stock at a fixed exercise price for a fixed period of time. The administrator may grant both ISOs and NSOs under the omnibus plan. Except as otherwise determined by the administrator in an award agreement, the exercise price for options cannot be less than the fair market value (as defined in the omnibus plan) of 1st Pacific Bancorp common stock on the date of grant. The term of each option will be determined by the administrator; provided that no ISO will be exercisable after the tenth anniversary of the date the option is granted. In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes of 1st Pacific Bancorp stock or the stock of any of its affiliates, the exercise price cannot be less than 110% of the fair market value of a share of 1st Pacific Bancorp common stock on the date of grant and its term will be five years or less from the date of grant. All options granted under the omnibus plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO. No participant shall be granted more than $100,000 worth of ISOs in any one year.

Options shall vest and become exercisable as determined by the administrator. The exercise price will be payable with cash (or its equivalent) or by other methods as permitted by the administrator to the extent permitted by applicable law.

If a participant’s employment or relationship with 1st Pacific Bancorp is terminated, the participant (or his or her designated beneficiary or estate representative in the case of death) may exercise his or her option within such period of time as is specified in the award agreement to the extent that the option is vested on the date of termination. In the absence of a specified time in the award agreement, the option will remain exercisable for three months following the date of termination, except in the case where termination is as a result of disability or death, in which case the option will remain exercisable for 12 months following the date of termination or death.

The administrator may at any time offer to buy out an option previously granted for a payment in cash or shares of 1st Pacific Bancorp common stock based on such terms and conditions as the administrator shall establish and communicate to the participant at the time that such offer is made.

Restricted Stock.   Restricted stock awards are awards of shares of 1st Pacific Bancorp common stock that vest in accordance with terms and conditions established by the administrator. The administrator may impose whatever conditions to vesting it determines to be appropriate. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator determines the purchase price of any grants of restricted stock and, unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to 1st Pacific Bancorp’s right of repurchase, which 1st Pacific Bancorp may exercise upon the voluntary or involuntary termination of the purchaser’s service with 1st Pacific Bancorp for any reason including death or disability. Holders of restricted stock may exercise voting rights with respect to such stock, unless the administrator determines otherwise. During the period of restriction, holders of restricted stock will be entitled to receive all dividends and other distributions paid with respect to such stock unless otherwise provided in the award agreement. If any such dividends or distributions are paid in 1st Pacific Bancorp shares of common stock, such shares will be subject to the same restrictions on transferability and forfeitability as the restricted stock with respect to which they were paid.

Unrestricted Stock. Subject to the terms of an award agreement, a participant may be awarded (or sold at a discount) shares of 1st Pacific Bancorp common stock that are not subject to restrictions, in consideration for past services rendered to 1st Pacific Bancorp, its affiliates or for other valid consideration.

Stock Appreciation Rights.   A stock appreciation right is the right to receive an amount equal to the appreciation in the fair market value of 1st Pacific Bancorp common stock between the exercise date and the date of grant, for that number of shares of 1st Pacific Bancorp common stock with respect to which the stock appreciation right is exercised. 1st Pacific Bancorp may pay the appreciation in either cash, in shares of its common stock with equivalent value, or in some combination, as determined by the administrator and in conformance with Section 409A of the Internal Revenue Code. The administrator determines the exercise price of stock appreciation rights, the vesting schedule and other terms and conditions of stock appreciation rights; however, stock appreciation rights expire under the same rules that apply to stock options. The administrator may at any time offer to buy out for a payment in cash or shares of 1st Pacific Bancorp common stock a stock appreciation right previously granted based on such terms and conditions as the administrator shall establish and communicate to the participant at the time that such offer is made.

Performance Units and Performance Shares.   Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or value of performance units and performance shares to be paid to the participant. The performance goals may be based upon the achievement of 1st Pacific Bancorp, divisional or individual goals or objectives, securities laws or any other basis determined by the administrator. Payment for performance units and performance shares may be made in cash or in shares of 1st Pacific Bancorp common stock with equivalent value, or in some combination, as determined by the administrator. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of 1st Pacific Bancorp common stock on the grant date.

Restricted Stock Units.   Restricted stock units are awards of restricted stock, performance shares and/or performance units that are paid out in installments or on a deferred basis as determined by the administrator in its sole discretion in accordance with rules and procedures established by the administrator and in conformance with Section 409A of the Internal Revenue Code.

Other Stock Based Awards.   The administrator has the authority to create awards under the omnibus plan in addition to those specifically described in the omnibus plan. These awards must be valued in whole or in part by reference to, or must otherwise be based on, the shares of 1st Pacific Bancorp common stock.

Transferability of Awards

Generally, unless the administrator determines otherwise, the omnibus plan does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

Amendment and Termination of the omnibus plan

The board of directors may at any time amend, alter, suspend or terminate the omnibus plan. Unless sooner terminated, the omnibus plan shall terminate on the date that is ten years from the date on which the omnibus plan is adopted by the board of directors or approved by the shareholders, whichever is earlier.

Effectiveness

The omnibus plan was effective as of April 5, 2007, subject to shareholder approval.

Liquidation or Dissolution of 1st Pacific Bancorp

In the event of the proposed dissolution or liquidation of 1st Pacific Bancorp, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. The administrator in its discretion may provide for a participant to have the right to exercise his or her award, to the extent applicable, until 10 days prior to such transaction as to all of the stock covered thereby, including shares of 1st Pacific Bancorp common stock as to which such award would not otherwise be exercisable. In addition, the administrator may provide that any 1st Pacific Bancorp repurchase option or forfeiture rights applicable to any award shall lapse 100%, and that any award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an award will terminate immediately prior to the consummation of such proposed action.

Change in Control

In the event 1st Pacific Bancorp experiences a “change in control,” as that term is defined in the omnibus plan, this will have an effect on outstanding awards. A “change in control” includes approval of a merger or consolidation where the holders of 1st Pacific Bancorp voting securities would not hold a majority of the voting securities after the transaction. The term also includes any acquisition of a majority of any class of voting securities by any person, or the sale of all or substantially all of the assets of 1st Pacific Bancorp.

All outstanding stock options, stock appreciation rights, restricted stock, unrestricted stock and performance shares would become immediately vested in the event of a change in control. In the event of a merger or consolidation, if the surviving entity does not assume the stock options and stock appreciation rights, they would expire if not exercised in a short period of time. This period of time would be three months from the date of notice of the change in control, unless the administrator of the omnibus plan specified a longer period up to six months at the date of grant.

Performance units, others stock based awards and restricted stock units would not be affected by a change in control unless the surviving entity refuses to assume them or the award by its terms provides to the contrary. If the surviving entity refuses to assume these types of awards, they will fully vest. Also, such awards held by an outside director whose service terminates as a result of the change in control will fully vest at the change in control.

Federal Income Tax Consequences

To the Optionees or Recipients.

NSOs.   An optionee generally will not recognize any income for federal income tax purposes on the grant of an NSO. Upon the exercise of an NSO, an optionee generally will recognize compensation taxable as ordinary income, equal to the difference between the fair market value of 1st Pacific Bancorp common stock on the date of exercise and the exercise price. This compensation is subject to withholding taxes. An optionee will recognize gain or loss on the sale or exchange of stock acquired pursuant to an exercise of an NSO. Such gain or loss will be equal to the difference between the optionee’s adjusted basis in the stock, which will include the exercise price and any ordinary income recognized on exercise of the option, and the fair market value of the stock on the date of sale or exchange. The gain may be subject to preferential tax treatment if the stock has been held for more than one year.

ISOs.   An optionee will not recognize any income for federal income tax purposes on the grant of an ISO. Upon the exercise of an ISO, tax is deferred until the underlying stock is sold (though the spread at exercise may be a tax preference for purposes of the Alternative Minimum Tax). When sold, the ISO is taxed at the capital gains rate on the full amount of appreciation for the sales proceeds over the option cost, provided the employee has satisfied the holding period prescribed for ISOs—the longer of two (2) years from the date of grant or one (1) year from the date of exercise. If the ISO stock is sold within the holding period, the option is taxed as an NSO.

Restricted Stock.   Generally, a recipient recognizes no income from the grant of a restricted stock award until the grant is no longer subject to a substantial risk of forfeiture. Upon the lapse of a substantial risk of forfeiture (i.e., the restricted stock becomes vested), the recipient has taxable income equal to the excess of the fair market value of the restricted stock over the amount paid. Upon a later disposition, the computation of taxable gain will take into account any previous taxes paid, and the gain may be subject to preferential tax treatment if the restricted stock has been held for more than one year.

Unrestricted Stock.   Unrestricted stock generally has the same tax consequences as restricted stock.

Stock Appreciation Rights.   A recipient of a stock appreciation right will generally recognize ordinary income for federal income tax purposes, the timing of which depends on the terms of the underlying award agreement and Section 409A of the Internal Revenue Code.

Performance Units and Performance Shares.   A recipient of a performance unit/share generally recognizes no income until the performance objectives are satisfied. If the payout is in stock, the recipient has taxable income equal to the excess of the fair market value of the stock over the amount paid. Upon a later disposition, the computation of taxable gain will take into account any previous taxes paid, and the gain may be subject to preferential tax treatment if the stock has been held for more than one year. If the payout is in cash, the recipient has ordinary income equal to the amount of cash received.

Restricted Stock Units.   Restricted stock units must comply with Section 409A of the Internal Revenue Code, and will be taxed in accordance with the terms of its underlying award agreement.

Other Stock Based Awards.   The taxation of other stock based awards depends on the nature of the award.

To 1st Pacific Bancorp.

With the exception of ISO awards, 1st Pacific Bancorp generally is entitled to a business expense deduction at the time and in the amount that the optionee/recipient recognizes ordinary income in connection with the grant or exercise of the award. As to grants of ISOs, 1st Pacific Bancorp generally receives no deduction associated with such grant except when the recipient has a disqualifying disposition. Upon a disqualifying disposition, the option loses its ISO status, converts to a NSO, and is taxed accordingly.

The board of directors believes that approving the omnibus plan is in the best interest of 1st Pacific Bancorp and its shareholders and recommends that the shareholders vote “FOR” approval of Proposal III.

OTHER MATTERS

Neither the management of 1st Pacific Bancorp nor Landmark National Bank is aware of any other matters to come before their respective meetings. If any other matter not mentioned in this joint proxy statement-prospectus is brought before one of the meetings, the persons named in the enclosed form of proxy for such meeting will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment.

1ST PACIFIC BANK OF CALIFORNIA

FINANCIAL STATEMENTS
WITH
REPORT of INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2006 and 2005

F(1)-1

VAVRINEK, TRINE, DAY & CO., LLP Certified Public Accountants & Consultants	VALUE THE DIFFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
1st Pacific Bank of California

We have audited the accompanying statements of financial condition of 1st Pacific Bank of California as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders’ equity, and cash flows for the three years ended December 31, 2006. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Pacific Bank of California as of December 31, 2006 and 2005, and the results of its operations and cash flows for the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the financial statements, the Bank adopted a new accounting pronouncement which impacts the accounting for stock options.

Laguna Hills, California
March 7, 2007

Board of Directors and Shareholders of
1st Pacific Bank of California

FRESNO  •  LAGUNA HILLS  •  PALO ALTO • PLEASANTON  •  RANCHO CUCAMONGA
25231 Paseo De Alicia, Suite 100  Laguna Hills, CA 92653  Tel: 949.768.0833  Fax: 949.768.8408   www.vtdcpa.com

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1ST PACIFIC BANK OF CALIFORNIA

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS
Cash and Due from Banks	$9,098,939	$5,228,147
Federal Funds Sold	20,985,000	23,710,000
TOTAL CASH AND CASH EQUIVALENTS	30,083,939	28,938,147
Investment Securities Available for Sale	8,998,338	3,145,621
Loans:
Construction and Land Development	116,389,134	94,912,271
Real Estate—Commercial and Residential	81,130,349	65,122,928
SBA	19,883,247	21,964,919
Commercial	52,796,722	43,970,126
Consumer	5,066,085	4,411,829
TOTAL LOANS	275,265,537	230,382,073
Allowance for Loan Losses	(3,251,002)	(2,808,883)
NET LOANS	272,014,535	227,573,190
Federal Reserve, FHLB and Bankers’ Bank Stock, at Cost	2,086,850	1,615,500
Premises and Equipment	1,604,318	1,592,224
Accrued Interest and Other Assets	3,657,713	2,716,912
	$318,445,693	$265,581,594
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-Bearing Demand	$46,099,641	$54,772,554
NOW Interest-Bearing Checking	13,323,197	14,539,658
Savings and Money Market Accounts	87,783,374	76,319,842
Time Deposits Under $100,000	20,617,162	26,661,648
Time Deposits $100,000 and Over	94,015,104	64,914,710
TOTAL DEPOSITS	261,838,478	237,208,412
Subordinated Debt and Other Borrowings	29,000,000	5,000,000
Accrued Interest and Other Liabilities	1,644,853	1,142,820
TOTAL LIABILITIES	292,483,331	243,351,232
Commitments and Contingencies—Notes D and G	—	—
Shareholders’ Equity:
Common Stock—20,000,000 Shares Authorized, No Par Value;
Shares Issued and Outstanding: 3,889,692 in 2006 and 3,849,540 in 2005	20,636,930	20,261,472
Additional Paid-in Capital	104,915	—
Retained Earnings	5,210,116	2,008,341
Accumulated Other Comprehensive Income (Loss), Net of Taxes	10,401	(39,451)
TOTAL SHAREHOLDERS’ EQUITY	25,962,362	22,230,362
	$318,445,693	$265,581,594

The accompanying notes are an integral part of these financial statements.

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1ST PACIFIC BANK OF CALIFORNIA

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
INTEREST INCOME
Interest and Fees on Loans	$22,435,496	$16,021,950	$9,942,904
Interest on Investment Securities	374,560	236,334	321,768
Interest on Federal Funds Sold	649,660	436,525	98,576
TOTAL INTEREST INCOME	23,459,716	16,694,809	10,363,248
INTEREST EXPENSE
Interest on NOW, Savings and Money Market Accounts	2,714,586	1,827,233	856,841
Interest on Time Deposits	4,848,524	2,008,048	1,020,345
Interest on Borrowings	653,744	290,039	45,906
TOTAL INTEREST EXPENSE	8,216,854	4,125,320	1,923,092
NET INTEREST INCOME	15,242,862	12,569,489	8,440,156
Provision for Loan Losses	444,000	552,500	850,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,798,862	12,016,989	7,590,156
NONINTEREST INCOME
Service Charges, Fees and Other Income	395,676	325,244	238,625
Gain on Early Redemption of Investment Securities	—	—	38,979
Brokered Loan Fees and Gain on Loan Sales	142,762	165,963	187,982
	538,438	491,207	465,586
NONINTEREST EXPENSE
Salaries and Employee Benefits	6,075,991	5,072,754	3,480,053
Occupancy and Equipment Expense	1,536,809	1,352,077	940,993
Marketing and Business Promotion	580,119	587,679	412,125
Data Processing	717,034	637,624	526,870
Professional and Regulatory Fees	395,204	381,520	318,047
Office and Administrative Expenses	601,350	487,458	313,323
Other Miscellaneous Expenses	21,818	12,650	1,350
	9,928,325	8,531,762	5,992,761
INCOME BEFORE INCOME TAXES	5,408,975	3,976,434	2,062,981
Income Tax Expense	2,207,200	1,626,300	836,500
NET INCOME	$3,201,775	$2,350,134	$1,226,481
NET INCOME PER SHARE—BASIC	$0.83	$0.61	$0.34
NET INCOME PER SHARE—DILUTED	$0.76	$0.56	$0.32

The accompanying notes are an integral part of these financial statements.

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1ST PACIFIC BANK OF CALIFORNIA

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2006, 2005 and 2004

	Number of Shares	Amount	Addt’l Paid-in Capital	Retained Earnings (Deficit)	Comprehensive Income	Accumulated Other Comprehensive Income
Balance, January 1, 2004	3,147,188	$15,857,202	$—	$(1,568,274)		$73,198
Exercise of Stock Options and Warrants, Including Tax Benefits of $24,100	672,732	4,201,577
Comprehensive Income:
Net Income				1,226,481	$1,226,481
Unrecognized Loss in Investment Securities Available for Sale, Net of Taxes of $48,889					(70,351)	(70,351)
Less Reclassification of Gains Included in Net Income, Net of Taxes of $15,981					(22,998)	(22,998)
Total Comprehensive Income					$1,133,132
Balance, December 31, 2004	3,819,920	20,058,779	—	(341,793)		(20,151)
Exercise of Stock Options and Warrants, Including Tax Benefits of $45,500	29,620	202,693
Comprehensive Income:
Net Income				2,350,134	$2,350,134
Unrecognized Loss in Investment Securities Available for Sale, Net of Taxes of $14,255					(20,513)	(20,513)
Add Reclassification of Loss Included in Net Income, Net of Taxes of $843					1,213	1,213
Total Comprehensive Income					$2,330,834
Balance, December 31, 2005	3,849,540	20,261,472		2,008,341		(39,451)
Stock-Based Compensation			104,915
Exercise of Stock Options, Including Tax Benefits of $142,600	40,152	375,458
Comprehensive Income:
Net Income				3,201,775	$3,201,775
Unrecognized Gain in Investment Securities Available for Sale, Net of Taxes of $34,643					49,852	49,852
Total Comprehensive Income					$3,251,627
Balance, December 31, 2006	3,889,692	$20,636,930	$104,915	$5,210,116		$10,401

The accompanying notes are an integral part of these financial statements.

F(1)-5

1ST PACIFIC BANK OF CALIFORNIA

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
OPERATING ACTIVITIES
Net Income	$3,201,775	$2,350,134	$1,226,481
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Provision for Loan Losses	444,000	552,500	850,000
(Gain) Loss on Sale, Redemption of Securities	—	2,056	(38,979)
Stock-Based Compensation	104,915	—	—
Depreciation and Amortization	487,027	378,098	294,640
Deferred Income Tax Expense (Benefits)	(245,300)	(246,800)	354,800
Other Items	(228,111)	230,803	(118,473)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,764,306	3,266,791	2,568,469
INVESTING ACTIVITIES
Purchase of Investment Securities Available for Sale	(7,261,146)	—	(5,108,594)
Maturities, Sales, Calls and Principal Reduction on Securities Available for Sale	1,492,924	2,759,730	4,640,132
Change in Equity Stock	(471,350)	(392,300)	(544,950)
Net Increase in Loans	(44,885,345)	(41,838,644)	(67,463,764)
Purchase of Premises and Equipment	(499,121)	(688,616)	(682,108)
NET CASH USED BY INVESTING ACTIVITIES	(51,624,038)	(40,159,830)	(69,159,284)
FINANCING ACTIVITIES
Net Increase in Demand, NOW and Savings Accounts	1,574,158	21,053,850	33,702,343
Net Increase in Time Deposits	23,055,908	35,863,589	17,179,535
Proceeds from Issuance of Subordinated Debt	—	5,000,000	—
Increase (Decrease) in Short-Term Borrowings	24,000,000	(9,000,000)	9,000,000
Proceeds from Exercise of Options and Warrants	375,458	157,193	4,177,477
NET CASH PROVIDED BY FINANCING ACTIVITIES	49,005,524	53,074,632	64,059,355
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,145,792	16,181,593	(2,531,460)
Cash and Cash Equivalents at Beginning of Period	28,938,147	12,756,554	15,288,014
CASH AND CASH EQUIVALENTS AT END OF YEAR	$30,083,939	$28,938,147	$12,756,554
Supplemental Disclosures of Cash Flow Information:
Interest Paid	$7,970,434	$3,907,834	$1,886,789
Taxes Paid	$2,680,000	$1,642,983	$410,844

The accompanying notes are an integral part of these financial statements.

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1ST PACIFIC BANK OF CALIFORNIA

NOTES TO FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

1st Pacific Bank of California has been organized as a single operating segment and operates five full-service branch offices, three in San Diego, California, one in Oceanside, California and one in El Cajon, California, and a loan production office in Murrieta, California. 1st Pacific Bank of California’s primary source of revenue is derived from providing loans and deposits to its customers, who are predominately small and middle-market businesses and individuals. 1st Pacific Bank of California operates under a state bank charter and, as such, is subject to regulation by the California Department of Financial Institutions. As a member of the Federal Reserve System, 1st Pacific Bank of California is also subject to regulation by the Federal Reserve Bank and the Federal Deposit Insurance Corporation insures 1st Pacific Bank of California’s deposits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due from Banks

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. 1st Pacific Bank of California was in compliance with all reserve requirements as of December 31, 2006. 1st Pacific Bank of California maintains amounts due from banks, which exceed federally insured limits; 1st Pacific Bank of California has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which 1st Pacific Bank of California has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders’ equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

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Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of 1st Pacific Bank of California to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, generally when past due 90 days based on the contractual terms of the loan. Interest income is subsequently recognized only to the extent cash payments are received. For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for credit losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for credit losses that otherwise would be reported.

Allowance for Loan Losses

The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on 1st Pacific Bank of California’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified doubtful, substandard and special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

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Advertising Costs

1st Pacific Bank of California expenses the costs of advertising in the year incurred.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carry-forwards depends on having sufficient taxable income of an appropriate character within the carry-forward periods.

Financial Instruments

In the ordinary course of business, 1st Pacific Bank of California has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note G. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Weighted average shares outstanding used in the computation of basic earnings per share were 3,865,330 in 2006, 3,840,596 in 2005 and 3,560,036 in 2004. Weighted average shares outstanding used in the computation of diluted earning per share were 4,193,154 in 2006, 4,183,787 in 2005 and 3,886,072 in 2004.

Disclosure about Fair Value of Financial Instruments

SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. 1st Pacific Bank of California’s estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts 1st Pacific Bank of California could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. The provisions of FIN 48 are effective as of the beginning of fiscal year 2007. 1st Pacific Bank of California does not anticipate any significant financial impact from implementing FIN 48.

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Stock-Based Compensation

1st Pacific Bank of California has adopted SFAS No. 123(R) “Shared-Based Payment.” This Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period in which an employee is required to provide services in exchange for the award, generally the vesting period.

Change in Accounting Principle

1st Pacific Bank of California adopted SFAS No. 123(R) on January 1, 2006 using the “modified prospective method.”  Under this method compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled after January 1, 2006 and prior periods are not restated. In addition, the unvested portion of previously awarded options outstanding as of January 1, 2006 will also be recognized as expense over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS No. 123(R). The fair value of each grant is estimated using the Black-Scholes option-pricing model. During 2006 1st Pacific Bank of California recognized pre-tax stock-based compensation expense of $104,915, as a result of adopting SFAS No. 123(R), which resulted in a reduction in net income of approximately $74,000 and reduced basic and diluted earnings per share by $0.02.

Prior to the adoption of SFAS No. 123(R), 1st Pacific Bank of California accounted for stock-based awards using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of 1st Pacific Bank of California’s stock at the date of the grant over the amount an employee must pay to acquire the stock. All of 1st Pacific Bank of California’s stock option grants included exercise prices equal to 1st Pacific Bank of California’s current market price per share; accordingly, no compensation expense was reported using the intrinsic value method of APB Opinion No. 25.

Had compensation cost for 1st Pacific Bank of California’s stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123(R), 1st Pacific Bank of California’s net income and income per share for 2005 and 2004 would have changed to the pro forma amounts indicated below:

	2005	2004
Net Income:
As Reported	$2,350,134	$1,226,481
Stock-Based Compensation Using Intrinsic Value Method	—	—
Stock-Based Compensation that would have been reported using the Fair Value Method of SFAS 123(R)	(532,719)	(254,518)
Pro Forma Net Income	$1,817,415	$971,963
Basic Net Income Per Share:
As Reported	$0.61	$0.34
Pro Forma	$0.47	$0.27
Diluted Net Income Per Share:
As Reported	$0.56	$0.32
Pro Forma	$0.43	$0.25

During November 2005, 1st Pacific Bank of California accelerated the vesting of all unexpired outstanding stock options that would otherwise have vested at various times during the two years ending December 31, 2007 (the “accelerated vesting period”). Of the total options outstanding at that time,

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vesting was accelerated on approximately 128,000 options that were scheduled to vest at various times during the accelerated vesting period. This action did not affect options that would have already vested by December 31, 2005, which totaled approximately 585,000. With the consent of the individual optionees, any such options exercised during the accelerated vesting period will be restricted and subject to a holding period through the date on which the options would have been permitted to be exercised under the option’s original vesting terms. No expense was recognized in 2005 in connection with this acceleration as 1st Pacific Bank of California believes all of the employees and directors receiving the acceleration benefit will continue on as employees and directors through the original option vesting terms.

The decision to accelerate the vesting of these stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following 1st Pacific Bank of California’s adoption of SFAS 123(R). As a result of the acceleration of the vesting of these options, approximately $338,000, net of tax benefits, is reflected in pro forma income disclosure above in 2005 under SFAS 123(R) and will not result in a future expense in the statement of operations.

Comprehensive Income

1st Pacific Bank of California adopted SFAS No. 130, “Reporting Comprehensive Income,” which requires the disclosure of comprehensive income and its components. Changes in unrealized gain or loss on available-for-sale securities, net of taxes, are the only components of other comprehensive income for 1st Pacific Bank of California.

Reclassifications

Certain amounts have been reclassified in the 2005 and 2004 financial statements to conform to the 2006 financial statement presentation, with no effect on net income or equity.

NOTE B—INVESTMENT SECURITIES

Debt and equity securities have been classified in the statements of condition according to management’s intent. The carrying amount of securities and their approximate fair values at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale Securities: December 31, 2006
Corporate Debt Securities	$3,958,200	$26,675	$—	$3,984,875
Mortgaged-Backed Securities	5,022,509	30,118	(39,164)	5,013,463
	$8,980,709	$56,793	$(39,164)	$8,998,338
December 31, 2005
Mortgaged-Backed Securities	$3,212,487	$2,875	$(69,741)	$3,145,621
	$3,212,487	$2,875	$(69,741)	$3,145,621

As of December 31, 2006 and 2005, 1st Pacific Bank of California had two agency mortgage-backed securities with a fair value of $2,031,281 and $2,912,648 and an unrealized holding loss of $39,164 and $69,741, respectively, that had been in an unrealized loss position for more than twelve months. Such unrealized holding losses are the result of an increase in market interest rates during 2005 and 2006 and are not the result of increased credit or principal risk; each of these securities are guaranteed by the federal government or a government-sponsored agency. Based on the nature of the investments and as management has the ability to hold the debt securities for the foreseeable future, these unrealized losses were not considered other-than-temporary as of December 31, 2006.

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The scheduled maturities of securities available for sale at December 31, 2006 were as follows:

	Amortized Cost	Fair Value
Due in One Year of Less	$—	$—
Due from One Year to Five Years	3,958,200	3,984,875
Mortgaged-Backed Securities	5,022,509	5,013,463
	$8,980,709	$8,998,338

As of December 31, 2006, included in accumulated other comprehensive income is net unrealized gains of $17,629 less deferred tax liability of $7,228. As of December 31, 2005, included in accumulated other comprehensive income is net unrealized losses of $66,866 less deferred tax benefit of $27,415.

NOTE C—LOANS

1st Pacific Bank of California’s loan portfolio consists primarily of loans to borrowers within San Diego County, California. Although 1st Pacific Bank of California seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in 1st Pacific Bank of California’s market area and, as a result, 1st Pacific Bank of California’s loan and collateral portfolios are, to some degree, concentrated in those industries.

A summary of the changes in the allowance for loan losses as of December 31 follows:

	2006	2005	2004
Balance at Beginning of Year	$2,808,883	$2,264,726	$1,453,647
Additions to the Allowance Charged to Expense	444,000	552,500	850,000
Recoveries on Loans Charged Off	384	2,873	2,447
	3,253,267	2,820,099	2,306,094
Less Loans Charged Off	(2,265)	(11,216)	(41,368)
	$3,251,002	$2,808,883	$2,264,726

The following is a summary of the investment in impaired loans, the related allowance for loan losses, and income recognized thereon and information pertaining to loans on nonaccrual and certain past due loans as of December 31:

	2006	2005	2004
Recorded Investment in Impaired Loans	$—	$1,052,300	$—
Related Allowance for Loan Losses	$—	$7,427	$—
Average Recorded Investment in Impaired Loans	$1,229,197	$625,908	$241,292
Interest Income Recognized for Cash Payments	$95,176	$83,652	$32,128
Total Loans on Nonaccrual	$—	$1,052,300	$—
Total Loans Past Due 90 Days or More and Still Accruing	$—	$—	$—

1st Pacific Bank of California has pledged certain loans as collateral for public deposits. These loans totaled $1,057,000 as of December 31, 2006 and $1,257,000 as of December 31, 2005. In addition, as of December 31, 2006, loans totaling $122.8 million were pledged to secure credit facilities available through the Federal Home Loan Bank discussed in Note H.

Included in total loans are deferred loan fees, net of deferred loan costs, of $371,605 as of December 31, 2006 and $457,909 as of December 31, 2005.

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NOTE D—PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2006	2005
Furniture, Fixtures, and Equipment	$1,626,779	$1,494,236
Computer Equipment	635,603	455,397
Leasehold Improvements	988,748	820,051
Construction in Progress	28,728	11,053
	3,279,858	2,780,737
Less Accumulated Depreciation and Amortization	(1,675,540)	(1,188,513)
	$1,604,318	$1,592,224

Below is a summary of future lease rental payables under non-cancelable operating lease commitments, including estimated common area charges. The table below includes commitments on existing office leases at December 31, 2006, as well as a lease for new corporate office space, which will commence on September 1, 2007:

2007	$1,003,075
2008	1,143,564
2009	1,193,033
2010	1,105,946
2011	1,197,448
Thereafter	5,529,578
$11,172,644

The minimum rental payments shown above are given for the existing lease obligations and are not a forecast of future rental expense. The operating leases generally include either annual fixed increases in the minimum rent or an increase based on the increase in the consumer price index. Additionally, each lease requires payment towards common area charges, either as a pro-rata portion of all operating costs or for increases in such costs over a base year. Management expects that in the normal course of business, leases that expire will be renewed through existing renewal options or be replaced by other leases.

Total rental expense was approximately $725,000 for the year ended December 31, 2006, $661,000 for the year ended December 31, 2005 and $377,000 for the year ended December 31, 2004.

NOTE E—DEPOSITS

At December 31, 2006, the scheduled maturities of time deposits are as follows:

Due in One Year or Less	$86,842,397
Due from One to Three Years	27,789,869
$114,632,266

Deposits from executive officers, directors and their related interests with which they are associated held by 1st Pacific Bank of California totaled $3,249,246 at December 31, 2006 and $5,941,622 at December 31, 2005.

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NOTE F—INCOME TAXES

The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying statements of financial condition at December 31:

	2006	2005
Deferred Tax Assets:
Allowance for Loan Losses Due to Tax Limitations	$1,194,500	$1,011,800
State Franchise Taxes	183,500	118,300
Other Items	88,500	68,100
	1,466,500	1,198,200
Deferred Tax Liabilities:
Deferred Loan Costs	(255,800)	(231,300)
Other Items	(106,200)	(73,100)
	(362,000)	(304,400)
Valuation Allowance	—	—
Net Deferred Tax Assets	$1,104,500	$893,800

The provision for income taxes consists of the following:

	2006	2005	2004
Taxes Currently Payable	$2,452,500	$1,873,100	$481,700
Deferred Taxes (Benefits)	(245,300)	(246,800)	354,800
	$2,207,200	$1,626,300	$836,500

The principal sources of deferred income taxes and the tax effect of each are as follows:

	2006	2005	2004
Accelerated Depreciation	$200	$(43,700)	$(32,200)
Provision for Loan Losses	(182,700)	(247,700)	(356,400)
State Taxes	(65,200)	(125,400)	(15,900)
Net Operating Loss Carryforwards	—	62,300	633,000
Organizational Costs	—	105,000	126,000
Other	2,400	2,700	300
Net deferred taxes (benefits)	$(245,300)	$(246,800)	$354,800

As a result of the following items, the total tax expense was different from the amount computed by applying the statutory income tax rate to earnings before income taxes:

	2006		2005		2004
Federal “Expected” Tax	$1,839,000	34.0%	$1,352,000	34.0%	$701,400	34.0%
State Franchise Tax, Net	341,000	6.3%	258,000	6.5%	147,600	7.2%
Other	27,200	0.5%	16,300	0.4%	(12,500)	-0.6%
	$2,207,200	40.8%	$1,626,300	40.9%	$836,500	40.6%

NOTE G—COMMITMENTS

In the ordinary course of business, 1st Pacific Bank of California enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in 1st Pacific Bank of California’s financial statements.

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1st Pacific Bank of California’s exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. 1st Pacific Bank of California uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, 2006 and 2005, 1st Pacific Bank of California had the following outstanding financial commitments whose contractual amount represents credit risk:

	2006	2005
Commitments to Extend Credit	$87,527,000	$85,661,000
Standby Letters of Credit	3,224,000	1,649,000
	$90,751,000	$87,310,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. 1st Pacific Bank of California evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by 1st Pacific Bank of California is based on management’s credit evaluation of the customer. The majority of 1st Pacific Bank of California’s commitments to extend credit and standby letters of credit are secured by real estate.

NOTE H—BORROWING ARRANGEMENTS

1st Pacific Bank of California may borrow up to $13,000,000 overnight on an unsecured basis from its correspondent banks. In addition, 1st Pacific Bank of California has arranged a credit facility with the Federal Home Loan Bank of San Francisco. Under this credit facility, 1st Pacific Bank of California may borrow up to 25% of its assets subject to providing adequate collateral and fulfilling other conditions of the credit facility. As of December 31, 2006, 1st Pacific Bank of California had $24,000,000 outstanding in FHLB advances, which mature in January 2007, and have a weighted average interest rate of 5.34%. 1st Pacific Bank of California had no outstanding advances under these borrowing lines at December 31, 2005.

On March 31, 2005, 1st Pacific Bank of California issued $5 million in Floating Rate Junior Subordinated Debentures in a private placement offering. This offering was undertaken in order to raise 1st Pacific Bank of California’s capital ratios. Under current risk-based capital guidelines, subordinated debentures qualify for Tier 2 capital treatment up to 50% of Tier 1 capital and, therefore, increased 1st Pacific Bank of California’s total risk-based capital ratio. The terms of the subordinated debt are: a final maturity of June 15, 2020, a right on behalf of 1st Pacific Bank of California for early redemptions beginning in June, 2010, and an interest rate which floats quarterly based on 3-Month LIBOR plus a spread of 178 basis points. The interest rate on the subordinated debt as of December 31, 2006 was 7.14%.

NOTE I—EMPLOYEE BENEFIT PLAN

1st Pacific Bank of California has a retirement savings 401(k) plan in which substantially all employees may participate. 1st Pacific Bank of California makes discretionary contributions to the plan. Total contribution expense for the plan was $73,000 in 2006, $53,000 in 2005 and $36,000 in 2004.

NOTE J—STOCK OPTION PLAN

The 2000 Stock Option Plan (2000 Plan) was approved by the stockholders on April 26, 2001, which makes available options on shares of 1st Pacific Bank of California’s common stock for grant to employees, directors and consultants at prices not less than the fair market value of such shares at dates of grant. During 2003 and 2005, the shareholders approved amendments to the 2000 plan increasing the total shares

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available under the 2000 Plan to 1,145,976. All options under the 2000 Plan shall expire on such date as the Board of Directors may determine, but not later than ten years from the date an option is granted, and generally vest over five years. The 2000 Plan provides for accelerated vesting if there is a change of control. 1st Pacific Bank of California recognized stock-based compensation expense of approximately $105,000 in 2006 and related tax benefits of $31,000.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions presented below:

	2006	2005	2004
Expected Volatility	16.90%	33.20%	19.00%
Expected Term	6.5 Years	6.5 Years	7.0 Years
Expected Dividends	None	None	None
Risk Free Rate	4.54%	4.31%	3.50%
Weighted-Average Grant Date Fair Value	$4.36	$5.09	$2.72

Although trading in 1st Pacific Bank of California’s stock has not been extensive, it is quoted and trades are reported on the OTC Bulletin Board. Given the limited historical trading activity, the expected volatility is based on historical activity. The expected term represents the estimated average period of time that the options remain outstanding. Since 1st Pacific Bank of California does not have sufficient historical data on the exercise of stock options, the expected term is based on the “simplified” method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for U.S. Treasury bonds over the expected term of the options.

A summary of the status of 1st Pacific Bank of California’s stock option plan as of December 31, 2006 and changes during the year ending thereon is presented below:

	Shares Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at Beginning of Year	817,962	$6.95
Granted	41,500	$14.30
Exercised	(40,152)	$5.80
Forfeited and Expired	(9,668)	$12.09
Outstanding at End of Year	809,642	$7.32	6.62 Years	$7,025,000
Options Exercisable	673,902	$6.39	6.63 Years	$6,479,000

The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $347,000 and $158,000, respectively. As of December 31, 2006, there was $450,000 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of approximately 3 years.

NOTE K—STOCK SPLIT

During 2005, 1st Pacific Bank of California issued a two-for-one stock split of 1st Pacific Bank of California’s common stock. All per share data in the financial statements and footnotes have been adjusted to give retroactive effect of this split.

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NOTE L—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash, short-term investments, and due from customers on acceptances, and bank acceptances outstanding are considered to approximate fair value. Short-term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with banks. The fair values of investment securities, including available for sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to 1st Pacific Bank of California for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

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The estimated fair value of financial instruments at December 31 is summarized as follows (amounts in thousands):

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and Due from Banks	$9,099	$9,099	$5,228	$5,228
Federal Funds Sold	20,985	20,985	23,710	23,710
Investment Securities	8,998	8,998	3,146	3,146
Loans	272,015	272,221	227,573	227,711
Federal Reserve, FHLB and Bankers’ Bank Stock, at Cost	2,087	2,087	1,616	1,616
Accrued Interest Receivable	1,432	1,432	1,043	1,043
Financial Liabilities:
Deposits	261,838	262,152	237,208	237,120
Borrowings	29,000	29,025	5,000	5,069
Accrued Interest and Other Liabilities	1,645	1,645	1,143	1,143

NOTE M—REGULATORY MATTERS

1st Pacific Bank of California is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on 1st Pacific Bank of California’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, 1st Pacific Bank of California must meet specific capital guidelines that involve quantitative measures of 1st Pacific Bank of California’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. 1st Pacific Bank of California’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require 1st Pacific Bank of California to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that 1st Pacific Bank of California meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Federal Reserve Board categorized 1st Pacific Bank of California as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed 1st Pacific Bank of California’s category).

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To be categorized as well capitalized, 1st Pacific Bank of California must maintain minimum ratios as set forth in the table below. The following table also sets forth 1st Pacific Bank of California’s actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required Under Prompt Corrective Provisions
	Actual		To Be Adequately Capitalized		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital (to Risk-Weighted Assets)	$34,198	11.5%	$23,836	8%	$29,796	10%
Tier 1 Capital (to Risk-Weighted Assets)	$25,947	8.7%	$11,918	4%	$17,877	6%
Tier 1 Capital (to Average Assets)	$25,947	8.7%	$11,981	4%	$14,977	5%
As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$30,073	12.2%	$19,783	8%	$24,728	10%
Tier 1 Capital (to Risk-Weighted Assets)	$22,264	9.0%	$9,891	4%	$14,837	6%
Tier 1 Capital (to Average Assets)	$22,264	8.8%	$10,162	4%	$12,703	5%

The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of 1st Pacific Bank of California’s undivided profits or 1st Pacific Bank of California’s net income for its last three fiscal years less the amount of any distribution made by 1st Pacific Bank of California to shareholders during the same period.

NOTE N—FORMATION OF 1st PACIFIC BANCORP

On January 16, 2007, 1st Pacific Bank of California was involved in a corporate reorganization whereby 1st Pacific Bank of California became a wholly-owned subsidiary of a newly formed bank holding company, 1st Pacific Bancorp. The appropriate state and federal regulators, and the shareholders of 1st Pacific Bank of California, approved the bank holding company reorganization. In the reorganization, 100% of the outstanding shares of common stock of 1st Pacific Bank of California were converted into an equal number of shares of common stock of 1st Pacific Bancorp. There was no cash involved in the transaction and the reorganization was accounted for like a pooling of interests.

1st Pacific Bancorp has had no significant business activity other than its investment in 1st Pacific Bank of California; therefore, no separate financial information on 1st Pacific Bancorp is provided.

NOTE O—SUBSEQUENT EVENTS

On February 23, 2007, 1st Pacific Bancorp announced that it entered into a definitive agreement to acquire all of the outstanding common stock and options of Landmark National Bank in a cash and stock deal valued at approximately $24.6 million. Landmark National Bank shareholders will have the option to receive either $12.45 in cash or 0.778125 of a share of 1st Pacific Bancorp common stock for each share of Landmark National Bank common stock, provided that about 65% of the consideration is paid in stock. The acquisition of Landmark is subject to regulatory approval and the approval of the shareholders of both companies and is currently expected to close in the second or third quarter of 2007.

An unaudited summary of 1st Pacific Bancorp’s preliminary purchase price allocations for the Landmark National Bank acquisitions follows, based on balance sheet information from Landmark National Bank as of December 31, 2006. These purchase price allocations are based on estimates and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this report.

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Landmark National Bank
(in 000’s)
Assets Acquired or to be Acquired:
Cash and Investments	$42,200
Loans, Net	74,900
Goodwill and Other Intangibles	9,400
Deferred Tax Asset	3,100
Other Assets	2,000
Total Assets Acquired	131,600
Liabilities Assumed or to be Assumed:
Deposits	102,200
Borrowings & Other Liabilities	4,800
Total Liabilities Assumed	107,000
Total Consideration Paid Including Net Value of Options and Warrants Assumed	$24,600

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LANDMARK NATIONAL BANK

FINANCIAL STATEMENTS
WITH
REPORT of INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2006 and 2005

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Vavrinek, Trine, Day & Co., LLP Certified Public Accountants & Consultants	VALUE THE DIFFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
Landmark National Bank

We have audited the accompanying statements of financial condition of Landmark National Bank as of December 31, 2006 and 2005 and the related statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landmark National Bank as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the financial statements, the Bank adopted new accounting guidance which impacts the accounting for stock options.

Laguna Hills, California
February 28, 2007

25231 Paseo De Alicia, Suite 100   Laguna Hills, CA 92653   Tel: 949.768.0833   Fax: 949.768.8408   www.vtdcpa.com
FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA

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LANDMARK NATIONAL BANK

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
Cash and Due from Banks	$2,176,217	$1,563,074
Federal Funds Sold	16,325,000	3,740,246
TOTAL CASH AND CASH EQUIVALENTS	18,501,217	5,303,320
Interest-bearing Deposits in Other Banks	1,702,963	2,864,319
Investment Securities Available for Sale	21,111,435	21,894,119
Loans:
Construction and Land Development	30,230,692	32,232,257
Real Estate—Other	27,234,786	34,156,117
Commercial	15,049,794	15,532,298
Consumer	3,449,289	4,783,747
TOTAL LOANS	75,964,561	86,704,419
Deferred Loan Fees, Net of Costs	(34,568)	(94,824)
Allowance for Loan Losses	(1,083,615)	(1,045,516)
NET LOANS	74,846,378	85,564,079
Premises and Equipment	1,060,626	1,069,995
Federal Reserve Bank and Other Bank Stocks, at Cost	1,218,900	928,050
Accrued Interest Receivable	536,444	578,329
Goodwill	5,118,801	5,539,112
Other Assets	919,267	592,202
	$125,016,031	$124,333,525

The accompanying notes are an integral part of these financial statements.

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LANDMARK NATIONAL BANK

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2006	2005
Deposits:
Noninterest-Bearing Demand	$30,826,362	$25,349,285
Savings, NOW and Money Market Accounts	41,642,536	39,056,467
Time Deposits Under $100,000	12,677,183	23,704,536
Time Deposits $100,000 and Over	17,312,564	16,427,773
TOTAL DEPOSITS	102,458,645	104,538,061
Other Borrowings	3,968,493	1,862,028
Accrued Interest and Other Liabilities	836,169	1,356,477
TOTAL LIABILITIES	107,263,307	107,756,566
Commitments and Contingencies—Notes E and H	—	—
Shareholders’ Equity:
Common Stock—10,000,000 Shares Authorized, $5.00 Par Value; Shares Issued and Outstanding, 1,917,448 in 2006 and 1,907,948 in 2005	9,587,240	9,539,740
Surplus	12,105,481	12,039,812
Accumulated Deficit	(3,867,222)	(4,809,523)
Accumulated Other Comprehensive Income—Unrecognized Loss on Available-for-Sale Securities	(72,775)	(193,070)
TOTAL SHAREHOLDERS’ EQUITY	17,752,724	16,576,959
	$125,016,031	$124,333,525

The accompanying notes are an integral part of these financial statements.

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LANDMARK NATIONAL BANK

STATEMENTS OF INCOME
For the Years Ended December 31, 2006 and 2005

	2006	2005
INTEREST INCOME
Interest and Fees on Loans	$7,505,913	$5,497,843
Interest on Investment Securities	838,105	516,342
Other Interest and Dividend Income	393,053	190,672
TOTAL INTEREST INCOME	8,737,071	6,204,857
INTEREST EXPENSE
Interest on Savings Deposits, NOW and Money Market Accounts	1,056,783	458,948
Interest on Time Deposits	1,212,997	891,951
Interest on Borrowed Funds	271,662	65,551
TOTAL INTEREST EXPENSE	2,541,442	1,416,450
NET INTEREST INCOME	6,195,629	4,788,407
Provision for Loan Losses	45,800	230,597
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,149,829	4,557,810
NONINTEREST INCOME
Service Charges, Fees and Other Income	219,225	215,842
Gain on Sale of Loans	8,527	77,692
Loss on Sale of Fixed Assets	(11,259)	—
Loan Referral Fees	8,150	67,940
	224,643	361,474
NONINTEREST EXPENSE
Salaries and Employee Benefits	2,796,207	2,159,507
Occupancy and Equipment Expenses	1,104,305	1,007,354
Marketing and Business Promotion	257,719	166,266
Professional Fees	387,692	229,180
Data Processing	371,156	496,011
Office Expenses	149,818	144,346
Other Expenses	364,474	265,681
	5,431,371	4,468,345
INCOME BEFORE INCOME TAXES	943,101	450,939
Income Taxes	800	800
NET INCOME	$942,301	$450,139
NET INCOME PER SHARE—BASIC	$0.49	$0.30
NET INCOME PER SHARE—DILUTED	$0.48	$0.29

The accompanying notes are an integral part of these financial statements.

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LANDMARK NATIONAL BANK

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2006 and 2005

		Common Stock				Accumulated Other
	Comprehensive	Number of			Accumulated	Comprehensive
	Income	Shares	Amount	Surplus	Deficit	Income	Total
Balance at January 1, 2005		1,164,104	$5,820,520	$5,904,206	$(5,259,662)	$(92,432)	$6,372,632
Shares, Substituted Options and Substituted Warrants issued in Purchase of Legacy Bank, N.A.		743,844	3,719,220	6,135,606			9,854,826
Comprehensive Income:
Net Income	$450,139				450,139		450,139
Unrealized Loss On Available-for-Sale Securities	(100,638)					(100,638)	(100,638)
Total Comprehensive Income	$349,501
Balance at December 31, 2005		1,907,948	9,539,740	12,039,812	(4,809,523)	(193,070)	16,576,959
Comprehensive Income:
Exercise of Stock Options and Warrants		9,500	47,500	51,250			98,750
Stock-Based Compensation				14,419			14,419
Net Income	$942,301				942,301		942,301
Unrealized Gain On Available-for-Sale Securities	120,295					120,295	120,295
Total Comprehensive Income	$1,062,596
Balance at December 31, 2006		1,917,448	$9,587,240	$12,105,481	$(3,867,222)	$(72,775)	$17,752,724

The accompanying notes are an integral part of these financial statements.

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LANDMARK NATIONAL BANK

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
OPERATING ACTIVITIES
Net Income	$942,301	$450,139
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	263,707	303,174
Provision for Loan Losses	45,800	230,597
Gain on Sale of Loans	(8,527)	(77,692)
Loss on Sale of Fixed Assets	11,259	—
Stock-Based Compensation	14,419	—
Other Items	(466,290)	(282,910)
NET CASH PROVIDED BY OPERATING ACTIVITIES	802,669	623,308
INVESTING ACTIVITIES
Increase in Interest-bearing Deposits—Other Banks	1,161,356	(1,178,319)
Purchase of Federal Reserve Bank Stock and Other Stocks	(269,050)	(136,350)
Purchase of Available-for-Sale Securities	(7,125,421)	(7,591,427)
Maturities of Available-for-Sale Securities	8,075,938	5,235,214
Net Change in Loans	10,578,328	(9,317,471)
Proceeds from Sale of Loans	102,100	969,818
Net Cash and Cash Equivalents acquired in Acquisition of Legacy Bank, N.A.	—	4,031,240
Purchases of Premises and Equipment	(253,822)	(92,697)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	12,269,429	(8,079,992)
FINANCING ACTIVITIES
Net Change in Deposits	(2,079,416)	8,999,272
Net Increase in Other Borrowings	2,106,465	158,974
Proceeds from Exercise of Warrants and Stock Options	98,750	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	125,799	9,158,246
INCREASE IN CASH AND CASH EQUIVALENTS	13,197,897	1,701,562
Cash and Cash Equivalents at Beginning of Period	5,303,320	3,601,758
CASH AND CASH EQUIVALENTS AT END OF YEAR	$18,501,217	$5,303,320
Supplemental Disclosures of Cash Flow Information:
Interest Paid	$2,528,691	$1,317,913
Taxes Paid	$800	$800

The accompanying notes are an integral part of these financial statements.

F(2)-6

LANDMARK NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Landmark National Bank has been organized as a single operating segment and operates full-service branch offices in Solana Beach and La Jolla, California. Landmark National Bank’s primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due from Banks

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. Landmark National Bank was in compliance with its reserve requirements as of December 31, 2006.

Landmark National Bank maintains amounts due from banks, which may exceed federally insured limits. Landmark National Bank has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which Landmark National Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders’ equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which the fair value has

F(2)-7

been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of Landmark National Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days (based on the contractual terms of the loan) or when, in the opinion of management, there is reasonable doubt as to collectibility. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

Landmark National Bank considers a loan to be impaired when it is probable that Landmark National Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. Landmark National Bank selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. Landmark National Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans.

Landmark National Bank has adopted Statement of Financial Accounting Standard (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

To calculate the gain (loss) on sale of loans, Landmark National Bank’s investment in the loan is allocated among the retained portion of the loan, the servicing retained, the interest-only strip and the sold portion of the loan, based on the relative fair market value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan. That portion of the excess servicing fees that represent contractually specified servicing fees (contractual servicing) are reflected as a servicing asset which is amortized over an estimated life using a method approximating the level yield method; in the event future prepayments exceed management’s estimates and future expected cash flows are inadequate to cover the unamortized servicing asset, additional amortization would be recognized. The portion of excess servicing fees in excess of the contractual servicing fees is reflected as

F(2)-8

interest-only (I/O) strips receivable, which are classified as interest-only strips receivable available for sale and are carried at fair value

Loans Held for Sale

SBA Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability. Gains and losses on sales of loans are included in noninterest income.

Allowance for Loan Losses

The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on Landmark National Bank’s known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to seven years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets associated with acquisition of Legacy Bank, N.A. which was accounted for as a purchase.

Landmark National Bank applies SFAS No. 142, “Accounting for Goodwill and Other Intangible Assets.”  This Statement established new accounting standards for goodwill and continues to require the recognition of goodwill as an asset but does not permit amortization of goodwill as previously required by the Accounting Principles Board (“APB”) Opinion No. 17. The Statement also established a new method of testing goodwill for impairment. It requires goodwill to be separately tested for impairment at a reporting unit level. The amount of goodwill determined to be impaired would be expensed to current operations.

Landmark National Bank performed its first annual impairment test of goodwill as of June 30, 2006. Goodwill was tested for impairment using the combined Bank as the reporting unit. The fair value of Landmark National Bank will be estimated using current value of Landmark National Bank’s outstanding common stock as well as multiples of earnings and tangible book value, which are commonly used for valuation purposes and publicly reported in the community banking industry.

Advertising Costs

Landmark National Bank expenses the costs of advertising in the year incurred.

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Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

Earnings per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Disclosure of Fair Value of Financial Instruments

SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. Landmark National Bank’s estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts Landmark National Bank could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Financial Instruments

In the ordinary course of business, Landmark National Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note H hereto. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Stock-Based Compensation

Landmark National Bank has adopted SFAS No. 123(R) “Shared-Based Payment.”  This Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period.

Change in Accounting Principle

Landmark National Bank adopted SFAS No. 123(R) on January 1, 2006 using the “modified prospective method.”  Under this method compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified repurchased or cancelled after January 1, 2006 and prior periods are not restated. In addition, the unvested portion of previously awarded options outstanding as of January 1, 2006 will also be recognized as expense over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS No. 123. The fair value of each grant is estimated using the Black-Scholes

F(2)-10

option pricing model. During 2006 Landmark National Bank recognized pre-tax stock-based compensation expense of $14,419, as a result of adopting SFAS No. 123(R).

Prior to the adoption of SFAS No. 123(R), Landmark National Bank accounted for stock-based awards using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of Landmark National Bank’s stock at the date of the grant over the amount an employee must pay to acquire the stock. All of Landmark National Bank’s stock option grants included exercise prices equal to Landmark National Bank’s current market price per share; accordingly, no compensation expense was reported using the intrinsic value method of APB Opinion No. 25.

Had compensation cost for Landmark National Bank’s stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123(R), Landmark National Bank’s net income and income per share for 2005 would have changed to the pro forma amounts indicated below:

2005
Net Income:
As Reported	$450,139
Stock-Based Compensation using Intrinsic Value Method	—
Stock-Based Compensation that would have been reported using the Fair Value Method of SFAS 123(R)	(313,064)
Pro Forma Income	$137,075
Basic Income Per Share:
As Reported	$0.30
Pro Forma	$0.09
Diluted Income Per Share:
As Reported	$0.29
Pro Forma	$0.09

During 2005, Landmark National Bank accelerated all of the vesting in its outstanding stock options such that all options were 100% vested as of December 31, 2005. The acceleration increased the above pro forma compensation expenses by approximately $53,000. No expense was recognized in 2005 in connection with this acceleration as Landmark National Bank believes all of the employees and directors receiving the acceleration benefit will continue on as employees and directors through the original option vesting terms.

Comprehensive Income

Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income,” requires the disclosure of comprehensive income and its components. Changes in unrealized gain on available-for-sale securities are the only component of accumulated other comprehensive income for Landmark National Bank.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the classifications used in 2006.

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NOTE B—ACQUISITION OF LEGACY BANK, N.A.

Effective July 15, 2005, Landmark National Bank acquired 100% of the outstanding stock of Legacy Bank, N.A. and merged the operations of Legacy Bank, N.A. into Landmark National Bank. The purchase price was $10,056,586 which was comprised of the following items:

Common Stock—743,844 Shares Issued	$9,394,826
Estimated Value of Substituted Options Issued	330,000
Estimated Value of Substituted Warrants Issued	130,000
Transaction Fees and Costs	201,760
Total Purchase Price	$10,056,586

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The estimates are preliminary and subject to change within a one-year allocation period.

Cash and Cash Equivalents	$4,031,240
Investment Securities	10,495,634
Loans, Net	25,915,791
Premises and Equipment	196,162
Goodwill	5,539,112
Core Deposit Intangible	147,707
Other Assets	458,247
Total Assets Acquired	46,783,893
Deposits	33,968,414
Borrowings	1,703,054
Other Liabilities	1,055,839
Total Liabilities Assumed	36,727,307
Net Assets Acquired	$10,056,586

Goodwill recorded in this transaction is not deductible for income tax purposes.

The core deposit intangible will be amortized based on expected account retention over a ten year period. Amortization expense for the years ended December 31, 2005 and 2006 were $13,167 and $26,417, respectively. The projected amortization for 2007 is $22,992 and for 2008 the projected amortization is $18,306. The core deposit intangible will be evaluated periodically to determine the reasonableness of the projected amortization by comparing actual deposit retention to projected retention.

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NOTE C—INVESTMENT SECURITIES

Debt and equity securities have been classified in the statements of condition according to management’s intent. The carrying amount of securities available for sale and their approximate fair values at December 31 were as follows:

	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2006
U.S. Government Agencies	$11,775,493	$3,440	$(27,583)	$11,751,350
Collateralized Mortgage Obligations	2,092,394	5,506	(16,696)	2,081,204
Mortgage-Backed Securities	7,316,323	23,491	(60,933)	7,278,881
	$21,184,210	$32,437	$(105,212)	$21,111,435
December 31, 2005
U.S. Government Agencies	$14,004,019	$2,066	$(100,978)	$13,905,107
Collateralized Mortgage Obligations	764,115	—	(22,132)	741,983
Mortgage-Backed Securities	7,319,055	10,119	(82,145)	7,247,029
	$22,087,189	$12,185	$(205,255)	$21,894,119

As of December 31, 2006 and 2005, Landmark National Bank had pledged investment securities carried at approximately $10,666,000 and $12,055,000, respectively, to secure borrowings discussed in Note I as well as for other purposes.

The amortized cost and estimated fair value of all investment securities as of December 31, 2006 by contractual maturity, and in the case of mortgage-backed securities and collateralized mortgage obligations, based on the expected cash flow, are shown below. Actual maturities may differ from these maturities as borrowers may have the right to call or prepay the obligation, with or without prepayment penalties, and estimates of future cash flows may adjust.

	Amortized	Fair
	Cost	Value
Due in One Year or Less	$9,794,883	$9,776,700
Due from One Year to Five Years	9,883,400	9,833,816
Due after Five Years to Ten Years	1,505,927	1,500,919
	$21,184,210	$21,111,435

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The gross unrealized loss and related estimated fair value of investment securities that have been in a continuous loss position for less than twelve month and more than twelve months at December 31 are summarized in the following table:

	Less Than Twelve Months		More Than Twelve Months		Total
	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated
	Loss	Fair Value	Loss	Fair Value	Loss	Fair Value
December 31, 2006:
U.S. Government Agencies	$(2,813)	$1,497,300	$(24,770)	$7,251,550	$(27,583)	$8,748,850
Collateralized Mortgage Obligations	—	—	(16,696)	580,363	(16,696)	580,363
Mortgage-Backed Securities	(1,372)	1,445,813	(59,561)	3,754,669	(60,933)	5,200,482
	$(4,185)	$2,943,113	$(101,027)	$11,586,582	$(105,212)	$14,529,695
December 31, 2005:
U.S. Government Agencies	$(44,156)	$8,953,107	$(56,822)	$4,455,350	$(100,978)	$13,408,457
Collateralized Mortgage Obligations	(16,834)	350,771	(5,298)	391,212	(22,132)	741,983
Mortgage-Backed Securities	(47,841)	4,912,481	(34,304)	946,391	(82,145)	5,858,872
	$(108,831)	$14,216,359	$(96,424)	$5,792,953	$(205,255)	$20,009,312

As of December 31, 2006, Landmark National Bank had thirty-five investment securities where the estimated fair value had declined 0.72% from Landmark National Bank’s amortized cost. Management evaluates investment securities for other-than-temporary impairment taking into consideration the extent and length of time the fair value has been less than cost, the financial condition of the issuer and whether Landmark National Bank has the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value, which may be at maturity. As of December 31, 2006, no declines in fair value are deemed to be other-than-temporary.

NOTE D—LOANS

Landmark National Bank’s loan portfolio consists primarily of loans to borrowers within San Diego County, California. Although Landmark National Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in Landmark National Bank’s market area and, as a result, Landmark National Bank’s loan and collateral portfolios are, to a large degree, concentrated in those industries.

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A summary of the changes in the allowance for loan losses as of December 31 follows:

	2006	2005
Balance at Beginning of Year	$1,045,516	$572,284
Additions to the Allowance Charged to Expense	45,800	230,597
Allowance from Legacy Bank, N.A. Acquisition	—	250,000
Recoveries on Loans Charged Off	—	—
	1,091,316	1,052,881
Less Loans Charged Off	(7,701)	(7,365)
	$1,083,615	$1,045,516

The following is a summary of the investment in impaired loans, the related allowance for loan losses, income recognized thereon and information pertaining to nonaccrual and pas due loans as of December 31:

	2006	2005
Recorded Investment in Impaired Loans	$491,000	$—
Related Allowance for Loan Losses	$74,000	$—
Average Recorded Investment in Impaired Loans	$122,750	$—
Interest Income Recognized for Cash Payments	$—	$—
Total Nonaccrual Loans	$491,000	$—
Total Loans Past-Due Ninety Days or More and Still Accruing	$—	$—

NOTE E—PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2006	2005
Furniture, Fixtures, and Equipment	$779,915	$739,061
Computer Equipment	334,087	383,360
Leasehold Improvements	852,327	720,915
Vehicle	14,789	14,789
	1,981,118	1,858,125
Less Accumulated Depreciation and Amortization	(920,492)	(788,130)
	$1,060,626	$1,069,995

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At December 31, 2006, the future lease rental payable under noncancellable operating leases commitments for Landmark National Bank’s main office and La Jolla branches was as follows:

2007	$696,632
2008	556,675
2009	576,523
2010	601,218
2011	514,396
Thereafter	2,213,000
$5,158,444

The lease for the main office expires on August 31, 2011 and provides for two five-year options to renew at the then current market rate. The lease for the La Jolla branch expires on January 31, 2018. Landmark National Bank is also responsible for it’s pro rata share of common area expenses for each location including maintenance, taxes and insurance. The minimum rental payments shown above are given for the existing lease obligations and are not a forecast of future rental expense.

Included in the above table are the minimum lease payments of approximately $164,000 for the La Jolla branch that was acquired from Legacy Bank, N.A. This branch was closed on August 22, 2005 as part of Landmark National Bank’s business integration plans for the acquisition and the remaining lease obligation was accrued in other liabilities and charged to goodwill as part of the purchase accounting treatment of the acquisition.

Total rental expense was approximately $550,000 and $513,000 for the years ended December 31, 2006 and 2005, respectively.

NOTE F—DEPOSITS

At December 31, 2006, the scheduled maturities of time deposits are approximately as follows:

Due in One Year or Less	$28,966,000
Due from One to Three Years	1,024,000
$29,990,000

NOTE G—INCOME TAXES

During 2006 Landmark National Bank recognized an income tax expense of $800 comprised of $411,800 of taxes accrued on current operating earnings reduced by a $411,000 reduction in the valuation allowance against net deferred tax assets established in prior years. During 2005 Landmark National Bank recognized an income tax expense of $800 comprised of $184,800 of taxes accrued on current operating earnings reduced by a $184,000 reduction in the valuation allowance against net deferred tax assets established in prior years.

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Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The following is a summary of the components of the net deferred tax assets recognized in the accompanying statements of financial condition at December 31:

	2006	2005
Deferred Tax Assets:
Pre-Opening Expenses	$143,000	$288,000
Operating Loss Carryforwards	2,971,000	3,127,000
Allowance for Loan Losses Due to Tax Limitations	356,000	361,000
Purchase Accounting Adjustments	216,000	325,000
Other Items	33,000	4,000
	3,719,000	4,105,000
Valuation Allowance	(3,139,000)	(3,947,000)
Deferred Tax Liabilities:
Depreciation Differences	(77,000)	(13,000)
Accrual to Cash	(106,000)	(145,000)
	(183,000)	(158,000)
Net Deferred Tax Assets	$397,000	$—

The valuation allowance was established because Landmark National Bank has not reported earnings sufficient enough to support the full recognition of the deferred tax assets. The following is a reconciliation of the changes in the valuation during the year ended December 31, and the allocation of the future benefits of the valuation allowance as of December 31:

	2006	2005
Valuation Allowance at Beginning of Year	$3,947,000	$2,150,000
Net Deferred Tax Assets of Legacy Bank, N.A. at Acquisition	—	1,656,000
Net Deferred Tax Assets Resulting from Purchase Accounting Adjustments	—	325,000
Valuation Allowance Utilized against Income Tax Expense	(411,000)	—
Valuation Allowance Utilized against Goodwill	(397,000)	(184,000)
Valuation Allowance at End of Year	$3,139,000	$3,947,000
Future Benefit to be Recognized as Reduction in Tax Expense	$1,555,000	$1,966,000
Future Benefit to be Recognized as Reduction in Goodwill	1,584,000	1,981,000
	$3,139,000	$3,947,000

Landmark National Bank has net operating loss carryforwards of approximately $7.3 million for federal income and $6.9 million for California franchise tax purposes. Net operating losses acquired in the acquisition of Legacy Bank, N.A. are limited in use to approximately $410,000 annually. Federal net operating loss carryforwards, to the extent not used will expire in 2025. California net operating loss carryforwards, to the extent not used will expire in 2015.

NOTE H—COMMITMENTS

In the ordinary course of business, Landmark National Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend

F(2)-17

credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in Landmark National Bank’s financial statements.

Landmark National Bank’s exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Landmark National Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, 2006 and 2005, Landmark National Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2006	2005
Commitments to Extend Credit—Construction Loans	$8,973,000	$19,134,000
Commitments to Extend Credit—Other Loans	12,316,000	10,484,000
Letters of Credit	1,822,000	135,000
	$23,111,000	$29,753,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. Landmark National Bank evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by Landmark National Bank is based on management’s credit evaluation of the customer. The majority of Landmark National Bank’s commitments to extend credit and standby letters of credit are secured by real estate.

NOTE I—OTHER BORROWINGS

As of December 31, 2006, Landmark National Bank had the following borrowings from the Federal Home Loan Bank (“FHLB”) of San Francisco under secured lines of credit:

Maturity	Rate	Amount
February 13, 2007	4.72%	$1,000,000
October 1, 2007	3.57%	325,000
February 20, 2009	5.36%	2,193,129
June 26, 2009	3.21%	245,249
November 10, 2009	4.11%	210,000
Unamortized Discount	N/A	(4,885)
		$3,968,493

Landmark National Bank has pledged loans of approximately $15.1 million and investment securities of approximately $2.7 million to secure borrowings from the FHLB. As of December 31, 2006, Landmark National Bank had available borrowing capacity of approximately $13.8 million under these arrangements.

Landmark National Bank may also borrow up to $5,000,000 overnight on an unsecured basis from two of its primary correspondent banks. In addition, Landmark National Bank has a secured borrowing arrangement with the Federal Reserve Bank for $5,500,000. Landmark National Bank has pledged investment securities of approximately $5,600,000 to secure this line. As of December 31, 2006, no amounts were outstanding under these arrangements.

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NOTE J—STOCK OPTION PLAN

Landmark National Bank’s 2002 Stock Plan was approved by its shareholders on August 23, 2002. Under the terms of the 2002 Stock Plan, officers and key employees may be granted both nonqualified and incentive stock options and directors and other consultants, who are not also an officer or employee, may only be granted nonqualified stock options. The Plan provides for options to purchase 349,231 shares of common stock at a price not less than 100% of the fair market value of the stock on the date of grant. Stock options expire no later than ten years from the date of the grant and generally vest over three years. The Plan provides for accelerated vesting if there is a change of control, as defined in the Plan. Landmark National Bank recognized stock-based compensation cost of $14,419 in 2006.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions presented below:

	2006	2005
Risk Free Interest Rate	4.90%	4.20%
Estimated Average Life in Years	6.0	5.0
Expected Dividend Rates	0.00%	0.00%
Expected Stock Volatility	36.00%	25.00%
Weighted-Average Option Value	$5.94	$2.37

Since Landmark National Bank has a limited amount of historical stock activity the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the estimated average period of time that the options remain outstanding. Since Landmark National Bank does not have sufficient historical data on the exercise of stock options, the expected term is based on the “simplified” method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds over the expected term of the options.

A summary of the status of Landmark National Bank’s stock option plan as of December 31, 2006 and changes during the year ending thereon is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at Beginning of Year	436,475	$11.16
Granted	9,917	$13.55
Exercised	(5,000)	$10.75
Forfeited or Expired	(39,755)	$12.15
Outstanding at End of Year	401,637	$11.13	6.8 Years	$630,000
Options Exercisable	391,720	$11.07	6.7 Years	$638,000

The total intrinsic value of options exercised during the year ended December 31, 2006 was $6,250. As of December 31, 2006, there was approximately $44,000 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of 1.78 years.

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NOTE K—EARNINGS PER SHARE (EPS)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

	2006		2005
	Income	Shares	Income	Shares
Net Income as Reported	$942,301		$450,139
Shares Outstanding at Year End		1,917,448		1,907,948
Impact of Weighting Shares Purchased During the Year		(6,230)		(399,437)
Used in Basic EPS	942,301	1,911,218	450,139	1,508,511
Dilutive Effect of Outstanding Stock Options		48,512		44,358
Used in Dilutive EPS	$942,301	1,959,730	$450,139	1,552,869

NOTE L—WARRANTS

In connection with the acquisition of Legacy Bank, N.A., Landmark National Bank issued substituted warrants to the former organizers and founders of Legacy Bank, N.A. Each warrant allows for the purchase of one share of Landmark National Bank’s common stock for $10.00 per share. All warrants expire on December 31, 2009. As of December 31, 2006, a total of 69,278 of these warrants were outstanding and exercisable.

NOTE M—REGULATORY MATTERS

Landmark National Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on Landmark National Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Landmark National Bank must meet specific capital guidelines that involve quantitative measures of Landmark National Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Landmark National Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Landmark National Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that Landmark National Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Office of the Comptroller of the Currency (the “OCC”) categorized Landmark National Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed Landmark National Bank’s category). To be categorized as well capitalized, Landmark National Bank must maintain minimum ratios as set forth in the table below.

F(2)-20

The following table also sets forth Landmark National Bank’s actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required
	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Prosisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital (to Risk-Weighted Assets)	$13,725	15.2%	$7,224	8.0%	$9,030	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$12,599	14.0%	$3,600	4.0%	$5,400	6.0%
Tier 1 Capital (to Average Assets)	$12,599	11.2%	$4,500	4.0%	$5,625	5.0%
As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$12,183	12.8%	$7,629	8.0%	$9,536	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$11,096	11.6%	$3,814	4.0%	$5,722	6.0%
Tier 1 Capital (to Average Assets)	$11,096	9.4%	$4,715	4.0%	$5,893	5.0%

Landmark National Bank is restricted as to the amount of dividends that can be paid. Dividends declared by national banks that exceed net income (as defined by OCC regulations) for the current year plus retained net income for the preceding two years must be approved by the OCC. Also, Landmark National Bank may not pay dividends that would result in capital levels being reduced below the minimum requirements shown above.

NOTE N—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash, short-term investments, due from customers on acceptances, and Bank acceptances outstanding are considered to approximate fair value. Short-term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with Banks. The fair values of investment securities, including available for sale, are generally based on quoted market

F(2)-21

prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to Landmark National Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

The estimated fair value of financial instruments at December 31 is summarized as follows (amounts in thousands):

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and Due from Banks	$2,176	$2,176	$1,563	$1,563
Federal Funds Sold	16,325	16,325	3,740	3,740
Deposits in Other Banks	1,703	1,703	2,864	2,864
Investment Securities	21,111	21,111	21,894	21,894
Loans, Net	74,846	74,187	85,564	85,071
Federal Reserve and Other Bank Stocks	1,219	1,219	928	928
Accrued Interest Receivable	536	536	578	578
Financial Liabilities:
Deposits	102,459	102,468	104,538	104,532
Other Borrowings	3,968	3,966	1,862	1,833
Accrued Interest and Other Liabilities	836	836	1,356	1,356

NOTE O—RELATED PARTY TRANSACTIONS

In the ordinary course of business, Landmark National Bank has granted loans to certain officers and directors and the companies with which they are associated. In Landmark National Bank’s opinion, all loans and loan commitments to such parties are made on substantially the same terms including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons. A summary of the activity in these loans follows:

	2006	2005
Balance at Beginning of Year	$1,183,283	$2,700
Credit Granted, Including Renewals	2,270,598	1,183,283
Repayments	(100,000)	(2,700)
	$3,353,881	$1,183,283

Also in the ordinary course of business, certain officers and directors and the companies with which they are associated have deposits with Landmark National Bank. In Landmark National Bank’s opinion, all

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deposit relationships with such parties are made on substantially the same terms including interest rates and maturities, as those prevailing at the time of comparable transactions with other persons. The balance of these deposits at December 31, 2006 and 2005 was approximately $8,806,000 and $3,703,000, respectively.

NOTE P—PROPOSED MERGER

On February 22, 2007, Landmark National Bank and 1st Pacific Bancorp announced the signing of a definitive merger agreement (the “merger agreement”) whereby Landmark National Bank will merge with and into 1st Pacific Bank, a wholly owned subsidiary of 1st Pacific Bancorp.

The merger agreement provides that all Landmark National Bank shares will be exchanged for consideration of $12.45 in cash or approximately 0.778125 shares of 1st Pacific Bancorp common stock, subject to adjustment. The merger is subject to standard conditions, including the approval of the shareholders of Landmark National Bank and bank regulatory agencies. The transaction is expected to be completed by mid-2007.

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APPENDIX A

A-i

3.32	Foreign Corrupt Practices Act	A-23
ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF COMPANY AND BANK		A-24
4.1	Organization; Corporate Power; Etc	A-24
4.2	Licenses and Permits	A-24
4.3	Subsidiaries	A-24
4.4	Authorization of Agreement; No Conflicts	A-24
4.5	Capital Structure	A-25
4.6	Company Filings	A-25
4.7	Accuracy of Information Supplied	A-25
4.8	Compliance with Applicable Laws	A-26
4.9	Litigation	A-26
4.10	Agreements with Banking Authorities	A-26
4.11	Insurance	A-26
4.12	Taxes	A-26
4.13	Brokers and Finders	A-27
4.14	Absence of Material Adverse Effect	A-27
4.15	Performance of Obligations	A-27
4.16	Undisclosed Liabilities	A-27
4.17	Bank Secrecy Act	A-28
4.18	Community Reinvestment Act	A-28
ARTICLE 5. ADDITIONAL AGREEMENTS		A-28
5.1	Access to Information	A-28
5.2	Shareholder Approval	A-28
5.3	Taking of Necessary Action	A-28
5.4	Registration Statement and Applications	A-29
5.5	Expenses	A-29
5.6	Notification of Certain Events	A-30
5.7	Updated Schedules	A-30
5.8	Additional Accruals/Appraisals	A-30
5.9	Employee Plans	A-30
5.10	Registration Statement	A-31
ARTICLE 6. CONDUCT OF BUSINESS		A-31
6.1	Affirmative Conduct of Seller	A-31
6.2	Negative Covenants of Seller	A-33
6.3	Affirmative Conduct of Company	A-36
6.4	Negative Covenants of Company	A-38
6.5	Access to Operations	A-39
ARTICLE 7. CONDITIONS PRECEDENT TO CLOSING		A-39
7.1	Conditions to the Parties’ Obligations	A-40
7.2	Conditions to Company’s and Bank’s Obligations	A-41
7.3	Conditions to Seller’s Obligations	A-42
ARTICLE 8. TERMINATION, AMENDMENTS AND WAIVERS		A-42
8.1	Termination of Agreement	A-42
8.2	Effect of Termination	A-44
8.3	Waiver of Conditions	A-44
8.4	Force Majeure	A-44
8.5	Monetary Consequences of Termination.	A-44

A-ii

8.6	Effect of Termination; Survival	A-45
ARTICLE 9. EMPLOYEE BENEFITS		A-45
9.1	Employee Benefits	A-45
ARTICLE 10. GENERAL PROVISIONS		A-46
10.1	Nonsurvival of Representations and Warranties	A-46
10.2	Notices	A-46
10.3	Counterparts	A-46
10.4	Entire Agreement/No Third Party Rights/Assignment	A-46
10.5	Nondisclosure of Agreement	A-47
10.6	Confidentiality	A-47
10.7	Governing Law	A-47
10.8	Headings/Table of Contents	A-47
10.9	Enforcement of Agreement	A-47
10.10	Severability	A-47
10.11	Attorneys’ Fees	A-47
10.12	Amendment	A-48

A-iii

AGREEMENT AND PLAN OF
REORGANIZATION AND MERGER

This Agreement and Plan of Reorganization and Merger (this “Agreement”) is entered into as of February 22, 2007, by and among 1st Pacific Bancorp, a California corporation (“Company”), 1st Pacific Bank of California, a California state-chartered bank and a wholly-owned subsidiary of Company (“Bank”), and Landmark National Bank, a national banking association (“Seller”).

RECITALS:

WHEREAS, the respective Boards of Directors of Seller and Company have each unanimously determined that it is in the best interests of Seller and Company and their respective shareholders for Seller to be merged with and into Bank, upon the terms and subject to the conditions set forth in this Agreement and in accordance with national banking laws and other applicable laws;

WHEREAS, each of the Boards of Directors of Seller, Bank and Company has unanimously approved this Agreement and the transactions contemplated hereby;

WHEREAS, Seller’s and Company’s Boards of Directors have resolved to recommend approval of the transactions to their respective shareholders;

WHEREAS, upon the consummation of the Merger of Seller with and into Bank, Bank shall be the surviving association and will remain a wholly-owned subsidiary of Company; and

WHEREAS, it is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, in consideration of these premises and the representations, warranties and agreements herein contained, Seller, Company and Bank hereby agree as follows:

ARTICLE 1.  DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquisition Event” shall mean any of the following:

(a)          Either Seller or Company, respectively, shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or shall have entered or announced an intention to enter into a letter of intent, an agreement-in-principle or a definitive agreement with any Person (other than Seller or Company), to effect an Acquisition Transaction or failed to publicly oppose a Tender Offer or an Exchange Offer (as defined below). As used herein, the term “Acquisition Transaction” shall mean (i) a merger, consolidation or similar transaction involving Seller or Company, (ii) the disposition, by sale, lease, exchange, dissolution or liquidation, or otherwise, of all or substantially all of the assets of Seller or Company, or any asset or assets of Seller or Company the disposition or lease of which would result in a material change in the business or business operations of Seller or Company, or (iii) the issuance, other than pursuant to outstanding stock options, sale or other disposition by Seller or Company (including, without limitation, by way of merger, consolidation, share exchange or any similar transaction) of shares of Seller Common Stock or Company Common Stock or other Equity Securities, or the grant of any option, warrant or other right to acquire shares of Seller Common Stock or Company Common Stock or other Equity Securities, representing directly, or on an as-exercised, as-exchanged or as-converted basis (in the case of options, warrants, rights or exchangeable or convertible Equity Securities), 15% or more of the Voting Securities of Seller or Company; or

(b)         Prior to termination of this Agreement (i) any Person (other than a person who is a party to a Seller Director-Shareholder Agreement or a Company Director-Shareholder Agreement) shall have increased the number of shares of Seller Common Stock or Company Common Stock over which such Person has beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) by a number that is greater than 5% of the then outstanding shares of Seller Common Stock or Company Common Stock, as applicable, if, after giving effect to such increase, such Person owns, beneficially, more than 10% of the outstanding shares of Seller Common Stock or Company Common Stock, or (ii) any “group” (as such term is defined under the Exchange Act) shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, more than 10% of the then outstanding shares of Seller Common Stock or Company Common Stock.

“Acquisition Proposal” shall have the meaning given such term in Section 6.2.5.

“Affiliate” or “affiliate” shall mean, with respect to any other Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.

“Affiliate’s Agreement” shall have the meaning given such term in Section 5.3.4.

“Aggregate Cash Amount” means the sum of (i) $8,355,780 and (ii) the product obtained by multiplying (A) the number of shares of Seller Common Stock obtained upon exercise of Seller Stock Options and Seller Warrants after the date hereof and prior to the Effective Time by (B) 0.35, multiplied by (C) the Per Share Cash Consideration.

“Aggregate Company Share Amount” means the sum of (i) the product obtained by multiplying (A) 1,246,341 by (B) the Exchange Ratio, and (ii) the product obtained by multiplying (A) the number of shares of Seller Common Stock obtained upon exercise of Seller Stock Options and Seller Warrants after the date hereof and prior to the Effective Time by (B) 0.65, multiplied by (C) the Exchange Ratio.

“Benefit Arrangement” shall have the meaning given such term in Section 3.21.4.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Business Day” shall mean any day, other than a Saturday, Sunday or any other day, such as a legal holiday, on which California state banks in California are not open for substantially all their banking business.

“California Corporations Code” shall mean the General Corporation Law of the State of California.

“California Financial Code” shall mean the Financial Code of the State of California.

“Cash Election” shall have the meaning given to such term in Section 2.6.1.

“Cash Proration Factor” shall have the meaning given to such term in Section 2.6.3(b)(iii).

“CDFI” shall mean the California Department of Financial Institutions.

“Certificates” shall have the meaning given to such term in Section 2.5.3.

“Classified Assets” shall have the meaning given to such term in Section 6.1.14.

“Closing” shall have the meaning given to such term in Section 2.1.

“Closing Date” shall have the meaning given to such term in Section 2.1.

“Combination Cash Election” shall have the meaning given such term in Section 2.6.1.

“Combination Stock Election” shall have the meaning given such term in Section 2.6.1.

“Company” shall mean 1st Pacific Bancorp.

“Company Common Stock” shall mean the common stock, no par value per share, of Company.

“Company Director-Shareholder Agreement” shall have the meaning given such term in Section 7.3.6.

“Company Fairness Opinion” shall have the meaning given to such term in Section 7.2.7.

“Company Filings” shall have the meanings given such term in Section 4.6.

“Company Financial Statements” means the audited financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Bank and the related opinions thereon for the years ended December 31, 2005, 2004 and 2003, and of Company with respect to the period after December 31, 2006.

“Company Properties” shall have the meaning given to such term in Section 4.23.1.

“Company Stock Option Plan” shall mean the Second Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California assumed by Company, and any additional equity compensation plan approved by the Board of Directors of Company prior to the Effective Time.

“Company Superior Proposal” shall have the meaning set forth in Section 6.4.5.

“Confidential Information” means all information exchanged heretofore or hereafter between Seller and its affiliates and agents, on the one hand, and Company and Bank, their affiliates and agents, on the other hand, which is information related to the business, financial position or operations of the Person responsible for furnishing the information or an Affiliate of such Person (such information to include, by way of example only and not of limitation, client lists, company manuals, internal memoranda, strategic plans, budgets, forecasts/projections, computer models, marketing plans, files relating to loans originated by such Person, loans and loan participations purchased by such Person from others, investments, deposits, leases, contracts, employment records, minutes of board of directors meetings (and committees thereof) and stockholder meetings, legal proceedings, reports of examination by any Governmental Entity, and such other records or documents such Person may supply to the other party pursuant to the terms of this Agreement or as contemplated hereby). Notwithstanding the foregoing, “Confidential Information” shall not include any information that (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by the recipients or any of their officers, directors, employees or other representatives or agents), (ii) was available to the recipients on a nonconfidential basis from a source other than Persons responsible for furnishing the information, provided that such source is not and was not bound by a confidentiality agreement with respect to the information, or (iii) has been independently acquired or developed by the recipients without violating any obligations under this Agreement.

“Default” shall mean, as to any party to this Agreement, a failure by such party to perform, in any material respect, any of the agreements or covenants of such party contained in Articles 5 or 6.

“Derivatives Contract” shall have the meaning given such term in Section 3.25.

“Dissenting Shares” shall have the meaning given such term in Section 2.8.

“Effective Time” shall have the meaning given such term in Section 2.1.

“Election Deadline” shall have the meaning given such term in Section 2.6.2.

“Election Form” shall have the meaning given such term in Section 2.6.1.

“Election Form Record Date” shall have the meaning given such term in Section 2.6.1.

“Employee Plan” shall have the meaning given such term in Section 3.21.3.

“Environmental Laws” shall mean and include any and all laws, statutes, ordinances, rules, regulations, orders, or determinations of any Governmental Entity pertaining to health or to the environment, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Federal Water Pollution Control Act Amendments, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976, as amended (“RCRA”), the Hazardous Materials Transportation Act of 1975, as amended, the Safe Drinking Water Act, as amended, and the Toxic Substances Control Act, as amended.

“Equity Securities” shall have the meaning given to such term in the Exchange Act.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean U.S. Stock Transfer Corporation or such other Person as Company shall have appointed to perform the duties set forth in Section 2.5.3.

“Exchange Offer” shall mean the commencement (as such term is defined in Rule 14d-2 under the Exchange Act) of an exchange offer or the filing by any Person of a registration statement under the Securities Act with respect to an exchange offer to purchase any shares of Seller Common Stock or Company Common Stock such that, upon consummation of such offer, such Person would own or control 15% or more of the then outstanding shares of Seller Common Stock or Company Common Stock, as applicable.

“Exchange Ratio” means 0.778125, subject to adjustment under Section 8.1.8 or 8.1.9.

“Exchange Ratio Testing Period” means the twenty (20) trading days on which the OTC Bulletin Board (or any other stock exchange or quotation service in the United States on which shares of Company Common Stock trade if no longer traded on the OTC Bulletin Board) was open and on which at least four hundred (400) shares of Company Common Stock actually traded on the OTC Bulletin Board (or any other stock exchange or quotation service in the United States on which shares of Company Common Stock trade if no longer traded on the OTC Bulletin Board), preceding the fifth Business Day prior to the Effective Time.

“Exchange Ratio Company Trading Price” means the average reported closing sales price for Company Common Stock on the OTC Bulletin Board (or any other stock exchange or quotation service in the United States on which shares of Company Common Stock trade if no longer traded on the OTC Bulletin Board) during the days included in the Exchange Ratio Testing Period.

“Exchange Ratio NASDAQ Bank Index” means the average reported closing NASDAQ Bank Index during the days included in the Exchange Ratio NASDAQ Testing Period.

“Exchange Ratio NASDAQ Testing Period” means the twenty trading days during which the NASDAQ Global Market was open, preceding the fifth Business Day prior to the Effective Time.

“Expenses” shall have the meaning given such term in Section 8.5.6.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“FDI Act” shall mean the Federal Deposit Insurance Act.

“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” shall mean generally accepted accounting principles accepted in the United States of America.

“Governmental Entity” shall mean any court, federal, state, local or foreign government or any administrative agency or commission or other governmental authority or instrumentality whatsoever.

“Hazardous Substances” shall have the meaning given such term in Section 3.23.4.

“HMDA” shall mean Home Mortgage Disclosure Act.

“IRC” shall mean the Internal Revenue Code of 1986, as amended.

“Joint Proxy Statement/Prospectus” shall have the meaning given to such term in Section 5.10.

“Knowledge” shall mean, with respect to any representation or warranty contained in this Agreement, the actual knowledge, after reasonable inquiry, including inquiry of direct reports, of any director or executive officer of Seller, Bank or Company, as the case may be.

“Last Regulatory Approval” shall mean the final Requisite Regulatory Approval required, from any Governmental Entity under applicable federal laws of the United States and laws of any state having jurisdiction over the Merger, to permit the parties to consummate the Merger.

“Loan Loss Reserve” shall have the meaning set forth in Section 6.1.10(a).

“Mailing Date” shall have the meaning given such term in Section 2.6.1.

“Material Adverse Effect” shall mean a material adverse effect: (i) on the business, assets, results of operations, financial condition or prospects of a Person and its subsidiaries, if any, taken as a whole (unless specifically indicated otherwise); or (ii) on the ability of a Person that is a party to this Agreement to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Merger” shall have the meaning set forth in Section 2.1.

“Merger Agreement” shall have the meaning given to such term in Section 2.1.

“Merger Consideration” shall mean the Aggregate Cash Amount plus the Aggregate Share Amount.

“NBA” means the National Bank Act.

“OCC” shall mean the Office of the Comptroller of the Currency.

“OREO” shall have the meaning given such term in Section 3.13.

“Perfected Dissenting Shares” shall mean Dissenting Shares as to which the recordholder has made demand on Bank in accordance with paragraph (b) of Section 214a of the NBA.

“Per Share Cash Consideration” means $12.45.

“Persons” or “persons” shall mean an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, Governmental Entity or any other legal entity whatsoever.

“Registration Statement” shall have the meaning given to such term in Section 5.10.

“Regulatory Authority” shall mean any Governmental Entity, the approval of which is legally required for consummation of the Merger.

“Requisite Regulatory Approvals” shall have the meaning set forth in Section 7.1.2.

“Returns” shall mean all returns, declarations, reports, statements, and other documents required to be filed with respect to federal, state, local and foreign Taxes, and the term “Return” means any one of the foregoing Returns.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall mean Landmark National Bank, and shall specifically include each predecessor entity by merger such as Legacy National Bank.

“Seller Collateralizing Real Estate” shall have the meaning given such term in Section 3.23.1.

“Seller Common Stock” shall mean the common stock, $5.00 par value per share, of Seller.

“Seller Director-Shareholder Agreement” shall have the meaning given such term in Section 7.2.6.

“Seller Fairness Opinion” shall have the meaning given to such term in Section 7.3.3.

“Seller Filings” shall have the meaning given such term in Section 3.6.

“Seller Financial Statements” means the audited financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Seller and the related opinions thereon for the years ended December 31, 2005, 2004 and 2003.

“Seller Properties” shall have the meaning given such term in Section 3.23.1.

“Seller Stock Options” shall mean the options to purchase shares of Seller Common Stock pursuant to the Seller Stock Option Plans as described in Schedule 3.5 hereto.

“Seller Stock Option Plans” shall mean Seller’s written stock option plans, predecessor stock option plan and predecessor warrants as described in Schedule 3.5 hereto.

“Seller Superior Proposal” shall have the meaning given to such term in Section 6.2.5.

“Seller Warrants” shall mean the warrants to purchase shares of Seller Common Stock pursuant to the warrants described in Schedule 3.5 hereto.

“Stock Election” shall have the meaning given to such term in Section 2.6.1.

“Stock Proration Factor” shall have the meaning given to such term in Section 2.6.3(a)(iii).

“Subsidiary” shall mean, with respect to any corporation (the “parent”), any other corporation, association or other business entity of which more than 50% of the shares of the Voting Stock are owned or controlled, directly or indirectly, by the parent or by one or more Subsidiaries of the parent, or by the parent and one or more of its Subsidiaries.

“Surviving Corporation” shall have the meaning given to such term in Section 2.1.

“Taxes” shall mean all federal, state, local and foreign net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties, or other taxes, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto, and the term “Tax” means any one of the foregoing Taxes.

“Tax Filings” shall mean any applications, reports, statements or other Returns related to any Person’s taxes required to be filed with any local, state or federal Governmental Entity before the Merger may become effective.

“Tender Offer” shall mean the commencement (as such term is defined in Rule 14d-2 under the Exchange Act) of a tender offer or the filing by any person of a registration statement under the Securities Act with respect to a tender offer to purchase any shares of Seller Common Stock or Company Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then outstanding Voting Securities of Seller or Company.

“Understanding” shall have the meaning set forth in Section 6.1.5.

“Undesignated Shares” shall have the meaning set forth in Section 2.6.1.

“Updated Schedules” shall mean the schedules provided by Seller to Company, and the schedules provided by Company to Seller, immediately prior to the Closing as set forth in Section 5.7.

“Voting Securities” or “Voting Stock” shall mean the stock or other securities or any other interest entitling the holders thereof to vote in the election of the directors, trustees or Persons performing similar functions of the Person in question, including, without limitation, nonvoting securities that are convertible or exchangeable into voting securities, but shall not include any stock or other interest so entitling the holders thereof to vote only upon the happening of a contingency (other than a conversion or exchange thereof into voting securities), whether or not such contingency has occurred.

ARTICLE 2.  THE MERGER

2.1   The Merger.   Subject to the terms and conditions of this Agreement, as promptly as practicable following the receipt of the Last Regulatory Approval and the expiration of all applicable waiting periods, Seller shall be merged with Bank, with Bank being the surviving corporation of the merger (the “Surviving Corporation”), all pursuant to the Agreement of Merger attached to this Agreement as Exhibit 2.1 (the “Merger Agreement”) and in accordance with the applicable provisions of the California Financial Code and the California Corporations Code (the “Merger”). The closing of the Merger (the “Closing”) shall take place at a location and time and Business Day to be designated by Company and reasonably concurred to by Seller (the “Closing Date”). The Merger shall be effective when the Merger Agreement (together with any other documents required by law to effectuate the Merger) shall have been filed with the Secretary of State of the State of California and the CDFI. When used in this Agreement, the term “Effective Time” shall mean the time of filing of the Merger Agreement with the Secretary of State and the CDFI.

2.2   Effect of Merger.   By virtue of the Merger and at the Effective Time, all of the rights, privileges, powers and franchises and all property and assets of every kind and description of Seller and Bank shall be vested in and be held and enjoyed by the Surviving Corporation, without further act or deed, and all the estates and interests of every kind of Seller and Bank, including all debts due to either of them, shall be as effectively the property of the Surviving Corporation as they were of Seller and Bank immediately prior to the Effective Time, and the title to any real estate vested by deed or otherwise in either Seller or Bank shall not revert or be in any way impaired by reason of the Merger; and all rights of creditors and liens upon any property of Seller and Bank shall be preserved unimpaired and all debts, liabilities and duties of Seller and Bank shall be debts, liabilities and duties of the Surviving Corporation and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it, and none of such debts, liabilities or duties shall be expanded, increased, broadened or enlarged by reason of the Merger.

2.3   Articles of Incorporation and Bylaws.   The Articles of Incorporation and Bylaws of Bank in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation until amended and the name of the Surviving Corporation shall be “1st Pacific Bank of California.”

2.4   Company and Bank Common Stock.   The authorized and issued capital stock of Company immediately prior to the Effective Time, on and after the Effective Time, pursuant to the Merger Agreement and without any further action on the part of Company, shall remain unchanged, except with respect to those shareholders of Company who are “dissenting shareholders,” as defined in Section 1300(c) of the California Corporations Code, whose shares are repurchased by Company, in which case those shares shall no longer be issued and outstanding shares of Company. The authorized and issued capital stock of Bank immediately prior to the Effective Time, on and after the Effective Time, pursuant to the Merger Agreement and without any further action on the part of Bank, shall remain unchanged.

2.5   Conversion of Seller Common Stock.   At the Effective Time and pursuant to the Merger Agreement:

2.5.1   Conversion of Seller Common  Stock.

(a)    Subject to the exceptions and limitations in Section 2.5.1(b) and 2.6, each outstanding share of Seller Common Stock shall, without any further action on the part of Seller or the holders of any such shares be converted into (i) shares of Company Common Stock in accordance with the Exchange Ratio, or (ii) cash in accordance with Per Share Cash Consideration, at the election of the holder of such share of Seller Common Stock.

(b)   Certain Exceptions and Limitations. (A) Seller Perfected Dissenting Shares shall not be converted into shares of Company Common Stock, but shall, after the Effective Time, be entitled only to such rights as are granted them by Section 214a of the NBA (each dissenting shareholder who is entitled to payment for his or her shares of Seller Common Stock shall receive such payment in an amount as determined pursuant to Section 214a of the NBA); (B) no fractional shares of Company Common Stock shall be issued in the Merger and, in lieu thereof, each holder of Seller Common Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (calculated to eight places) obtained by multiplying such fractional share interest by the Per Share Consideration.

(c)    The holders of certificates formerly representing shares of Seller Common Stock shall cease to have any rights as shareholders of Seller, except such rights, if any, as they may have pursuant to national banking laws. Except as provided above, until certificates representing shares of Seller Common Stock are surrendered for exchange or cash, the certificates of each holder shall, after the Effective Time, represent for all purposes only the right to receive shares of Company Common Stock or cash in accordance with the Exchange Ratio or Per Share Cash Consideration, respectively.

2.5.2   Reservation of Shares.   Prior to the Effective Time, the Board of Directors of Company shall reserve for issuance a sufficient number of shares of Company Common Stock for the purpose of issuing its shares to the shareholders of Seller in accordance herewith.

2.5.3   Exchange of Seller Common Stock.

(a)    As soon as reasonably practicable after the Effective Time, holders of record of certificates formerly representing shares of Seller Common Stock (“Certificates”) shall be instructed to tender such Certificates to the Exchange Agent pursuant to a letter of transmittal that Company shall deliver or cause to be delivered to such holders. Such letter of transmittal shall specify that risk of loss and title to Certificates shall pass only upon acceptance of such Certificates by Company or the Exchange Agent.

(b)   After the Effective Time, each holder of a Certificate that surrenders such Certificate to Company or the Exchange Agent will, upon acceptance thereof by Company or the Exchange Agent, be entitled to receive shares of Company Common Stock or cash at the election of the holder of shares of Seller Common Stock in accordance with Section 2.5.1 hereof.

(c)    Company or the Exchange Agent shall accept Certificates upon compliance with such reasonable terms and conditions as Company or the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Certificates shall be appropriately endorsed or accompanied by such instruments of transfer as Company or the Exchange Agent may reasonably require.

(d)   Each outstanding Certificate, other than those representing Seller Perfected Dissenting Shares, shall, until duly surrendered to Company or the Exchange Agent, be deemed to evidence the right to receive shares of Company Common Stock or cash in accordance with Section 2.5.1 hereof.

(e)    After the Effective Time, holders of Certificates shall cease to have rights with respect to the Seller Common Stock previously represented by such Certificates, and their sole rights (other than the holders of Certificates representing Seller Perfected Dissenting Shares) shall be to exchange such Certificates for shares of Company Common Stock or cash at the election of each holder of such Seller Common Stock, respectively, in accordance with Section 2.5.1 hereof. At the Effective Time, Seller shall deliver a certified copy of a list of its shareholders to Company or the Exchange Agent. After the Effective Time, there shall be no further transfer of Certificates on the records of Seller, and if such Certificates are presented to Seller for transfer, they shall be canceled against delivery of shares of Company Common Stock or the Per Share Consideration in accordance with Sections 2.5.1 and 2.6 hereof. Company shall not be obligated to deliver any shares of Company Common Stock to any holder of Seller Common Stock until such holder surrenders the Certificates as provided herein. No dividends declared will be remitted, nor any voting rights granted, to any person entitled to receive Company Common Stock under this Agreement until such person surrenders the Certificates representing the right to receive such Company Common Stock, at which time such dividends on whole shares of Company Common Stock with a record date on or after the Effective Time shall be remitted to such person, without interest and less any taxes that may have been imposed thereon, and voting rights will be restored. Certificates surrendered for exchange by any person constituting an “affiliate” of Seller for purposes of Rule 145 under the Securities Act shall not be exchanged for certificates representing Company Common Stock until Company has received a written agreement from such person as specified in Section 5.3.4. Neither the Exchange Agent nor any party to this Agreement nor any affiliate thereof shall be liable to any holder of Seller Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Company and the Exchange Agent shall be entitled to rely upon the stock transfer books of Seller to establish the identity of those persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Company or the Exchange Agent shall be entitled to deposit any consideration in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f)    If any shares of Company Common Stock are to be issued and/or Per Share Consideration paid to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance and/or payment that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance and/or payment shall pay to Company or the Exchange Agent any required transfer or other taxes or establish to the satisfaction of Company or the Exchange Agent that such tax has been paid or is not applicable.

(g)    In the event any Certificate shall have been lost, stolen or destroyed, the owner of such lost, stolen or destroyed Certificate shall deliver to Company or the Exchange Agent an affidavit stating such fact, in form satisfactory to Company, and, at Company’s discretion, a bond in such reasonable sum as Company or the Exchange Agent may direct as indemnity against any claim that may be made against Company or Seller or its successor or any other party with respect to the Certificate alleged to have been lost, stolen or destroyed. Upon such delivery, the owner shall have the right to receive the shares of Company Common Stock and/or Per Share Consideration

in accordance with Sections 2.5.1 and 2.6 hereof with respect to the shares represented by the lost, stolen or destroyed Certificate.

2.6   Election and Proration Procedures.

2.6.1     An election form and other appropriate and customary transmittal materials in such form as Company and Seller shall mutually agree (“Election Form”) shall be mailed no more than twenty (20) days after the Effective Time or on such other date as Seller and Company shall mutually agree (“Mailing Date”) to each holder of record of Seller Common Stock as of the Effective Time (“Election Form Record Date”). Company shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an “Election”) to receive either (i) Company Common Stock (a “Stock Election”) with respect to all of such holder’s Seller Common Stock, (ii) cash (a “Cash Election”) with respect to all of such holder’s Seller Common Stock, or (iii) a specified number of shares of Seller Common Stock to receive Company Common Stock (a “Combination Stock Election”) and a specified number of shares of Seller Common Stock to receive cash (a “Combination Cash Election”), subject to the provisions contained in this Agreement. Any Seller Common Stock (other than Seller Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent an effective, properly completed Election Form received prior to the Election Deadline shall be deemed to be “Undesignated Shares” hereunder.

2.6.2     Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. California time on or before the 30th day following the Mailing Date, or such other time and date as Company and Seller may mutually agree (the “Election Deadline”). An Election Form shall be deemed properly completed only if an Election is indicated for each share of Seller Common Stock covered by such Election Form and if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Seller Common Stock covered by such Election Form, together with the duly executed transmittal materials included in or required by the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Seller Common Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election Form is properly completed with respect to such shares on or before the Election Deadline, and Company shall cause the Certificates representing such Undesignated Shares to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of Company and Seller required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. The Exchange Agent shall notify as soon as reasonably possible any person of any material defect in his or her Election Form.

2.6.3     Company shall use its best efforts to cause the Exchange Agent to effect the allocation among the holders of Seller Common Stock of rights to receive Company Common Stock or cash in the Merger as follows:

(a)    If the conversion of shares of Seller Common Stock for which Cash Election and Combination Cash Elections shall have effectively been made would result in a number of shares of Company Common Stock being issued that is greater than the Aggregate Company Share

Amount (which shall be determined for this purpose on the assumption that all shares of Seller Common Stock [other than those for which Cash Elections or Combination Cash Elections have been made] would be entitled to receive Company Common Stock), then, to the extent necessary so that the number of shares of Company Common Stock to be issued in the Merger shall be equal to the Aggregate Company Share Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(i)    shares of Seller Common Stock for which effective Cash Elections or Combination Cash Elections have been made shall be converted into the right to receive cash in an amount equal to the Per Share Cash Consideration;

(ii)   the Exchange Agent shall select by lot such number of holders of Undesignated Shares to receive the Per Share Cash Consideration as shall be necessary so that the shares of Company Common Stock to be received by other holders of Undesignated Shares, when combined with the number of shares of Company Common Stock for which Stock Elections or Combination Stock Elections have been made shall be equal to the Aggregate Company Share Amount. If all Undesignated Shares are converted into the right to receive the Per Share Cash Consideration and the shares for which Stock Election and Combination Stock Elections are still greater than the Aggregate Company Share Amount, then;

(iii) a stock proration factor (the “Stock Proration Factor”) shall be determined by dividing (x) the Aggregate Company Share Amount by (y) the product of (i) the total number of shares of Seller Common Stock with respect to which effective Stock Elections and Combination Stock Elections were made multiplied by (ii) the Exchange Ratio. Each holder of Seller Common Stock who made an effective Stock Election or Combination Stock Election shall be entitled to:

(1)   the number of shares of Company Common Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Common Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) the Stock Proration Factor; and

(2)   cash in an amount equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares Seller Common Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) one minus the Stock Proration Factor.

(b)   If the conversion of the shares of Seller Common Stock for which Stock Elections and Combination Stock Elections shall have effectively been made (based upon the Exchange Ratio) would result in a number of shares of Company Common Stock being issued that is less than the Aggregate Company Share Amount (which shall be determined for this purpose on the assumption that all shares of Seller Common Stock [other than those for which Stock Elections or Combination Stock Elections have been made] would be entitled to receive the Per Share Cash Consideration), then, to the extent necessary so that the number of shares of Company Common Stock to be issued in the Merger shall be equal to the Aggregate Company Share Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(i)    each holder of Seller Common Stock who made an effective Stock Election or Combination Stock Election shall receive the number of shares of Company Common Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Common Stock covered by such Stock Election or Combination Stock Election;

(ii)   the Exchange Agent shall select by lot such number of holders of Undesignated Shares to receive Company Common Stock as shall be necessary so that the shares of

Company Common Stock to be received by those holders, when combined with the number of shares of Company Common Stock for which a Stock Election or Combination Stock Election has been made shall be equal to at least the Aggregate Company Share Amount. If all Undesignated Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together are still less than the Aggregate Company Share Amount, then;

(iii) a cash proration factor (the “Cash Proration Factor”) shall be determined by dividing (x) the Aggregate Company Share Amount (less the product of (i) the sum of the shares for which an effective Stock Election and Combination Stock Election has been made plus all the Undesignated Shares multiplied by (ii) the Exchange Ratio) by (y) the product of (i) the sum of the total number of shares of Seller Common Stock with respect to which effective Cash Elections and Combination Cash Elections were made multiplied by (ii) the Exchange Ratio. Each holder of Seller Common Stock who made an effective Cash Election or Combination Cash Election shall be entitled to:

(1)   cash equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of Seller Common Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor; and

(2)   the number of shares of Company Common Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Common Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor.

(c)    If the aggregate number of shares of Seller Common Stock for which Stock Elections and Combination Stock Elections shall have effectively been made would result in a number of shares of Company Common Stock being issued that is equal to the Aggregate Company Share Amount,

(i)    the shares of Seller Common Stock for which effective Stock Elections and Combination Stock Elections have been made shall be converted into the right to receive Company Common Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Common Stock covered by such Stock Elections and Combination of Stock Elections;

(ii)   the shares of Seller Common Stock for which effective Cash Elections and Combination Cash Elections have been made shall be converted into the right to receive the Per Share Cash Consideration; and

(iii) the Undesignated Shares shall be converted into the right to receive the Per Share Cash Consideration.

(d)   Notwithstanding any other provision of this Agreement, if, after applying the allocation rules set forth in the preceding subsections of this Section 2.6(c), the number of shares of Company Common Stock that would be issued pursuant to the Merger is less than the Aggregate Company Share Amount or more than the Aggregate Company Share Amount, Company shall be authorized to reallocate shares of Company Common Stock and cash among the holders of the Seller Common Stock in good faith and in such a manner as Company reasonably determines to be fair and equitable, or to vary the number of shares of Company Common Stock to be issued in the Merger, in a manner such that the number of shares of Company Common Stock to be issued in the Merger shall be equal to the Aggregate Company Share Amount.

(e)    Notwithstanding any other provision of this Agreement (other than Section 2.6(c)(iv) hereof), if any Dissenting Shares fail to become Perfected Dissenting Shares, such Dissenting Shares shall automatically be converted into and represent the right to receive the consideration for such shares provided in this Agreement, without interest thereon. The consideration payable for any such Dissenting Shares shall be payable in cash, in shares of Company Common Stock, or in such combination of cash and Company Common Stock as shall be determined by Company as being necessary or appropriate to preserve the status of the Merger as a “reorganization” within the meaning of section 368(a) of the Code.

2.6.4     The calculations required by Section 2.6(c) shall be prepared by Company prior to the Effective Time and shall be set forth in a certificate executed by the Chief Financial Officer of Company and furnished to Seller at least two Business Days prior to the Effective Time showing the manner of calculation in reasonable detail. Any calculation of a portion of a share of Company Common Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent.

2.7   Seller Stock Options and Warrants.

2.7.1     As of the Effective Time, to the extent Seller Stock Options have not been cancelled in exchange for cash in accordance with Section 6.3.13 and remain outstanding according to their terms, the outstanding rights with respect to the Seller Stock Options for shares of Seller Common Stock pursuant to stock options under the Seller Stock Option Plans shall be converted into and become rights to purchase Company Common Stock adjusted as to exercise price and number according to the Exchange Ratio and otherwise in accordance with the Seller Stock Option Plans. Nothing in this Agreement shall be deemed to preclude holders of Seller Stock Options from exercising those Seller Stock Options at any time in accordance with their terms, including prior to the Effective Time. Any cash paid for cancellation of Seller Stock Options shall not offset or otherwise affect the amount of the Merger Consideration.

2.7.2     As of the Effective Time, to the extent Seller Warrants have not been cancelled in exchange for cash in accordance with Section 6.3.13 and remain outstanding, the outstanding rights with respect to the Seller Warrants for shares of Seller Common Stock shall be converted into and become rights to purchase Company Common Stock adjusted as to exercise price and number according to the Exchange Ratio and otherwise in accordance with the terms of the Seller Warrants, provided that Seller Warrants that are amended on the terms offered by Company in accordance with Section 6.3.13 shall not expire as a result of the Merger. Nothing in this Agreement shall be deemed to preclude holders of Seller Warrants from exercising those Seller Warrants at any time in accordance with their terms, including prior to the Effective Time. Any cash paid for cancellation of Seller Warrants shall not offset or otherwise affect the amount of the Merger Consideration.

2.8   Dissenters’ Rights.   Shares of Seller Common Stock, the holders of which have lawfully dissented from the Merger in accordance with Section 214a of the NBA and have timely filed with Bank a written demand for purchase of his or her shares and have surrendered his or her stock certificates pursuant to paragraph (b) of Section 214a of the NBA, are herein called “Dissenting Shares.”  Dissenting Shares, the holders of which have not effectively withdrawn or lost their dissenters’ rights under paragraph (b) of Section 214a of the NBA (“Perfected Dissenting Shares”), shall not remain outstanding pursuant to Section 2.4 or converted pursuant to Section 2.5, but the holders thereof shall be entitled only to such rights as are granted by paragraph (b) of Section 214a of the NBA. Each holder of Perfected Dissenting Shares who is entitled to payment for his or her Seller Common Stock, as applicable, pursuant to the provisions of paragraph (b) of Section 214a of the NBA shall receive payment therefor from Bank (but only after the amount thereof shall have been agreed upon or finally determined pursuant to such provisions).

2.9   Board of Directors of Company following the Effective Time.   At the Effective Time, two board members of Seller will be invited to join the board of directors of Company.

2.10   Executive Officers of Company and Bank following the Effective Time.   At the Effective Time, the then existing executive officers of Company and Bank shall remain the executive officers of Company and Bank.

2.11   Change of Structure.   Company and Seller agree that Company may change the structure of the Merger so long as the consideration received by Seller shareholders under Section 2.5 hereof is not modified and the Closing of the Merger is not materially delayed.

ARTICLE 3.  REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Company and Bank as follows:

3.1   Organization; Corporate Power; Etc.   Seller is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business substantially as it is being conducted on the date of this Agreement. Seller has all requisite corporate power and corporate authority to own, lease and operate its properties and to carry on its business substantially as it is being conducted on the date of this Agreement, except where the failure to have such power or authority would not have a Material Adverse Effect on Seller or the ability of Seller to consummate the transactions contemplated by this Agreement. Seller has all requisite corporate power and corporate authority to enter into this Agreement and, subject to obtaining all requisite Regulatory Approvals, Seller will have the requisite corporate power and corporate authority to perform its respective obligations hereunder with respect to the consummation of the transactions contemplated hereby.

3.2   Licenses and Permits.   Except as disclosed on Schedule 3.2, Seller has all material licenses, certificates, franchises, rights and permits that are necessary for the conduct of its business as presently conducted, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on Seller or on the ability of Seller to consummate the transactions contemplated by this Agreement. The properties, assets, operations and businesses of Seller are and have been maintained and conducted, in all material respects, in compliance with all applicable licenses, certificates, franchises, rights and permits.

3.3   Subsidiaries.   There is no corporation, partnership, joint venture or other entity in which Seller owns, directly or indirectly (except as pledgee pursuant to loans or stock or other interest held as the result of or in lieu of foreclosure pursuant to pledge or other security arrangement), any equity or other voting interest or position.

3.4   Authorization of Agreement; No Conflicts.

3.4.1     The execution and delivery of this Agreement and the Merger Agreement by Seller, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Seller, subject only to the approval of this Agreement, the Merger Agreement and the Merger by Seller’s shareholders. This Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the FDI Act, 12 U.S.C. 1818(b)(6)(D). The Merger Agreement, upon the receipt of all Requisite Regulatory Approvals and the due execution and filing of such Merger Agreement in accordance with the applicable provisions of the California Corporations Code and the California Financial Code, will constitute a legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the Federal Deposit Insurance Act, 12 U.S.C. 1818(b)(6)(D).

3.4.2     Except as disclosed on Schedule 3.4 the execution and delivery of this Agreement and the Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with, or result in any violation of or default or loss of a material benefit under, any provision of the Articles of Association or Bylaws of Seller, any material mortgage, indenture, lease, agreement or other material instrument or any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or any of its assets or properties, other than any such conflict, violation, default or loss which (i) will not have a Material Adverse Effect on Seller, or on Company or Bank following consummation of the Merger; or (ii) will be cured or waived prior to the Effective Time.

3.5   Capital Structure.   The authorized capital stock of Seller consists of 10,000,000 shares of Seller Common Stock, $5.00 par value per share. On the date of this Agreement, 1,917,448 shares of Seller Common Stock were outstanding and 475,286 shares of Seller Common Stock were reserved for issuance pursuant to Seller Stock Options granted under the Seller Stock Option Plans and Seller Warrants. All outstanding shares of Seller Common Stock are validly issued, fully paid and nonassessable (except as set forth in 12 U.S.C. 55) and do not possess any preemptive rights and were not issued in violation of any preemptive rights or any similar rights of any Person. Except for the Seller Warrants and the Seller Stock Options described on Schedule 3.5 to this Agreement, Seller does not have outstanding any options, warrants, calls, rights, commitments, securities or agreements of any character to which Seller is a party or by which it is bound obligating Seller to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Seller or obligating Seller to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

3.6   Seller Filings.   Except as disclosed on Schedule 3.6, since January 1, 2003, Seller has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (a) the OCC; or (b) any other applicable federal, state or local governmental or regulatory authority. All such reports, registrations and filings, and all reports sent to Seller’s shareholders during the three-year period ended December 31, 2005 and the nine months ended September 30, 2006 (whether or not filed with any Regulatory Authority), are collectively referred to as the “Seller Filings.”  Except to the extent prohibited by law, copies of the Seller Filings have been made available to Company. As of their respective filing or mailing dates, each of the past Seller Filings (a) was true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy); and (b) complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7   Accuracy of Information Supplied.   Seller has delivered or will deliver to Company copies of the Seller Financial Statements, and Seller will hereafter until the Closing Date deliver to Company copies of additional financial statements of Seller as provided in Sections 5.1.1(iii). The Seller Financial Statements have been prepared (and all of said additional financial statements will be prepared) in accordance with GAAP, or applicable regulatory accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) consistently followed throughout the periods covered by such statements, and present (and, when prepared, will present) fairly the financial position of Seller as of the respective dates indicated and the results of operations, cash flows and changes in shareholders’ equity at the respective dates and for the respective periods covered by such financial statements (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount). In addition, Seller has delivered or made available to Company copies of all management or other letters delivered to Seller by its independent accountants in connection with any of the Seller Financial Statements or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of Seller issued at any time since January 1, 2005, and will make available for inspection by Company or its representatives, at such times and places as Company may reasonably request, reports and working papers produced or developed by such accountants or consultants.

3.8   Compliance with Applicable Laws.   Except as disclosed on Schedule 3.8, the business of Seller is not being conducted in violation of any law, ordinance or regulation, except for violations which individually or in the aggregate would not have a Material Adverse Effect on Seller. Except as set forth on Schedule 3.8, no investigation or review by any Governmental Entity with respect to Seller, other than regular bank examinations, is pending or threatened, nor has any Governmental Entity indicated to Seller an intention to conduct the same.

3.9   Litigation.   Except as set forth on Schedule 3.9, there is no suit, action or proceeding or investigation pending or threatened against or affecting Seller which, if adversely determined, would have a Material Adverse Effect on Seller; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Seller that has, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect. Schedule 3.9 contains a true, correct and complete list, including identification of the applicable insurance policy covering such litigation, if any, subject to reservation of rights, if any, the applicable deductible and the amount of any reserve therefor, of all pending litigation in which Seller is a named party, and except as disclosed on Schedule 3.9, all of the litigation shown on such Schedule is adequately covered by insurance in force, except for applicable deductibles, or has been adequately reserved for in accordance with Seller’s prior business practices.

3.10   Agreements with Banking Authorities.   Seller is not a party to any written agreement or memorandum of understanding with, or order or directive from, any Governmental Entity.

3.11   Insurance.   Seller has in full force and effect policies of insurance with respect to its assets and business against such casualties and contingencies and in such amounts, types and forms as are customarily appropriate for its business, operations, properties and assets. Schedule 3.11 contains a list of all policies of insurance and bonds carried and owned by Seller. Seller is not in default under any such policy of insurance or bond such that it can be canceled and all material current claims outstanding thereunder have been filed in timely fashion. Seller has filed claims with, or given notice of claim to, its insurers or bonding companies in timely fashion with respect to all material matters and occurrences for which it believes it has coverage.

3.12   Title to Assets other than Real Property.   Except as disclosed on Schedule 3.12, Seller has marketable title to or a valid leasehold interest in all material properties and assets (other than real property which is the subject of Section 3.13) used in its business, free and clear of all mortgages, covenants, conditions, restrictions, easements, liens, security interests, charges, claims, assessments and encumbrances, except for:  (a) rights of lessors, lessees or sublessees in such matters as are reflected in a written lease; (b) encumbrances as set forth in the Seller Financial Statements; (c) current Taxes (including assessments collected with Taxes) not yet due which have been fully reserved for; (d) encumbrances, if any, that are not substantial in character, amount or extent and do not detract materially from the value, or interfere with present use, or the ability of Seller or its Subsidiary to sell or otherwise dispose of the property subject thereto or affected thereby; and (e) other matters as described in Schedule 3.12. All such properties and assets are, and require only routine maintenance to keep them, in good working condition, normal wear and tear excepted.

3.13   Real Property.   Schedule 3.13 is an accurate list and general description of all real property owned or leased by Seller, including Other Real Estate Owned (“OREO”). Seller has marketable title to the real properties that it owns, as described in such Schedule, free and clear of all mortgages, covenants, conditions, restrictions, easements, liens, security interests, charges, claims, assessments and encumbrances, except for (a) rights of lessors, lessees or sublessees in such matters as are reflected in a written lease; (b) liens for current Taxes (including assessments collected with Taxes) not yet due and payable; (c) encumbrances, if any, that are not substantial in character, amount or extent and do not materially detract from the value, or interfere with present use, or the ability of Seller to dispose, of Seller’s interest in the property subject thereto or affected thereby; and (d) other matters as described in Schedule 3.13. Seller has valid leasehold interests in the leaseholds it holds, free and clear of all mortgages, liens, security interests, charges, claims, assessments and encumbrances, except for (a) claims of lessors, co-lessees or sublessees in such matters as are reflected in a written lease; (b) title exceptions affecting the fee estate of the lessor under such leases; and (c) other matters as described in Schedule 3.13. The activities of Seller with respect to all real property owned or leased by it for use in connection with its operations are in all material respects permitted and authorized by applicable zoning laws, ordinances and regulations and all laws and regulations of any Governmental Entity. Except as set forth on Schedule 3.13, Seller enjoys quiet possession under all material leases to which it is the lessee and all of such leases are valid and in full force and effect, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Materially all buildings and improvements on real properties owned or leased by Seller are in good condition and repair, and do not require more than normal and routine maintenance to keep them in such condition, normal wear and tear excepted.

3.14   Taxes.

3.14.1   Filing of Returns.   Except as set forth on Schedule 3.14.1, Seller has duly prepared and filed or caused to be duly prepared and filed all federal, state, and local Returns (for Tax or informational purposes) which were required to be filed by or in respect of Seller or any of its properties, income and/or operations on or prior to the Closing Date. As of the time they were filed, the foregoing Returns accurately reflected the material facts regarding the income, business, asset, operations, activities, status, and any other information required to be shown thereon. Except as set forth on Schedule 3.14.1, no extension of time within which Seller may file any Return is currently in force.

3.14.2   Payment of Taxes.   Except as disclosed on Schedule 3.14.2 with respect to all amounts in respect of Taxes imposed on Seller or for which Seller is or could be liable, whether to taxing authorities (as, for example, under law) or to other Persons (as, for example, under Tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable tax laws and agreements have been or will be fully complied with in all material respects, and all such amounts required to be paid by or on behalf of Seller to taxing authorities or such other Persons on or before the date hereof have been paid.

3.14.3   Audit History.   There is no review or audit by any taxing authority of any Tax liability of Seller currently in progress of which Seller has Knowledge. Except as disclosed on Schedule 3.14.3, Seller has not received any written notices since its inception of any pending or threatened audit, by the Internal Revenue Service or any state, local or foreign agency, for any Returns or Tax liability of Seller for any period. Seller currently has no unpaid deficiencies assessed by the Internal Revenue Service or any state, local or foreign taxing authority arising out of any examination of any of the Returns of Seller or any Subsidiaries filed for fiscal years ended on or after December 31, 2003 through the Closing Date, nor is there reason to believe that any material deficiency will be assessed.

3.14.4   Statute of Limitations.   Except as disclosed on Schedule 3.14.4, no agreements are in force or are currently being negotiated by or on behalf of Seller for any waiver or for the extension of any statute of limitations governing the time of assessments or collection of any Tax. No closing agreements or compromises exist concerning Taxes of Seller.

3.14.5   Withholding Obligations.   Except as set forth on Schedule 3.14.5, Seller has withheld from each payment made to any of its officers, directors and employees, the amount of all applicable Taxes, including, but not limited to, income tax, social security contributions, unemployment contributions, backup withholding and other deductions required to be withheld therefrom by any Tax law and have paid the same to the proper taxing authorities within the time required under any applicable Tax law.

3.14.6   Tax Liens.   There are no Tax liens, whether imposed by any federal, state, local or foreign taxing authority, outstanding against any assets owned by Seller except for liens for Taxes that are not yet due and payable.

3.14.7   Tax Reserves.   Seller has made full and adequate provision and reserve for all federal, state, local or foreign Taxes for the current period for which Tax and information returns are not yet required to be filed. The Seller Financial Statements contain fair and sufficient accruals for the payment of all Taxes for the periods covered by the Seller Financial Statements and all periods prior thereto.

3.14.8   IRC Section 382 Applicability.   Seller, including any party joining in any consolidated return to which Seller is a member, has not undergone an “ownership change” as defined in IRC Section 382(g) within the “testing period” (as defined in IRC Section 382) ending immediately before the Effective Time, and not taking into account any transactions contemplated by this Agreement.

3.14.9   Disclosure Information.   Within 45 days of the date of this Agreement, Seller will deliver to Company a schedule setting forth the following information with respect to Seller and as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing giving effect to the consummation of the transactions contemplated hereby):  (a) Seller’s basis in its assets; (b) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to Seller; and (c) the amount of any deferred gain or loss allocable to Seller and arising out of any deferred intercompany transactions.

3.15   Performance of Obligations.   Except as disclosed on Schedule 3.15, Seller has performed all material obligations required to be performed by it to date and Seller is not in material default under or in breach of any term or provision of any covenant, contract, lease, indenture or any other agreement, written or oral, to which it is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such a default or breach, where such default or breach or failure to perform would have a Material Adverse Effect on Seller. Except as disclosed on Schedule 3.15 or in the portion of Schedule 3.16 that identifies 90-day past due or classified or nonaccrual loans, no party with whom Seller has an agreement that is of material importance to the businesses of Seller is in default thereunder.

3.16   Loans and Investments.   Except as set forth on Schedule 3.16, all loans, leases and other extensions of credit, guaranties, security agreements or other agreements supporting any loans or extensions of credit, and investments of Seller are, and constitute, in all material respects, the legal, valid and binding obligations of the parties thereto and are enforceable against such parties in accordance with their terms, except as the enforceability thereof may be limited by applicable law and otherwise by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as described on Schedule 3.16, as of December 31, 2006, no loans or investments held by Seller are:  (i) more than ninety

(90) days past due with respect to any scheduled payment of principal or interest, other than loans on a nonaccrual status; (ii) classified as “loss,” “doubtful,” “substandard” or “specially mentioned” by Seller or any banking regulators; or (iii) on a nonaccrual status in accordance with Seller’s loan review procedures. Except as set forth on Schedule 3.16, none of such assets (other than loans) are subject to any restrictions, contractual, statutory or other, that would materially impair the ability of the entity holding such investment to dispose freely of any such assets at any time, except restrictions on the public distribution or transfer of any such investments under the Securities Act and the regulations thereunder or state securities laws and pledges or security interests given in connection with government deposits. All loans, leases or other extensions of credit outstanding, or commitments to make any loans, leases or other extensions of credit made by Seller to any Affiliates of Seller are disclosed on Schedule 3.16. For outstanding loans or extensions of credit where the original principal amounts are individually in excess of $100,000 and which by their terms are either secured by collateral or supported by a guaranty or similar obligation, the security interests have been duly perfected in all material respects and have the priority they purport to have in all material respects, other than by operation of law, and, in the case of each guaranty or similar obligation, each has been duly executed and delivered to Seller and is still in full force and effect.

3.17   Brokers and Finders.   Except as disclosed on Schedule 3.17, Seller is not a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement, nor the Merger Agreement, nor the consummation of the transactions provided for herein or therein, will result in any liability to any broker or finder. Seller agrees to indemnify and hold harmless Company and its affiliates, and to defend with counsel selected by Company and reasonably satisfactory to Seller, from and against any liability, cost or expense, including attorneys’ fees, incurred in connection with a breach of this Section 3.17.

3.18   Material Contracts.   Schedule 3.18 to this Agreement contains a complete and accurate written list of all agreements, obligations or understandings involving payment or receipt of consideration exceeding $10,000 per year, written and oral, to which Seller is a party as of the date of this Agreement, except for loans and other extensions of credit made by Seller in the ordinary course of its business and those items specifically disclosed in the Seller Financial Statements.

3.19   Absence of Material Adverse Effect.   Since January 1, 2005, the business of Seller has been conducted only in the ordinary course, in the same manner as theretofore conducted, and no event or circumstance has occurred or is expected to occur which has had or which, with the passage of time or otherwise, could reasonably be expected to have a Material Adverse Effect on Seller.

3.20   Undisclosed Liabilities.   Except as disclosed on Schedule 3.20, Seller has no liabilities or obligations, either accrued, contingent or otherwise, that are material to Seller and that have not been:  (a) reflected or disclosed in the Seller Financial Statements; or (b) incurred subsequent to December 31, 2004 in the ordinary course of business. There is no basis for the assertion against Seller of any liability, obligation or claim (including without limitation that of any Governmental Entity) that will have or cause, or could reasonably be expected to have or cause, a Material Adverse Effect on Seller that is not fully and fairly reflected and disclosed in the Seller Financial Statements or on Schedule 3.20.

3.21   Employees; Employee Benefit Plans; ERISA.

3.21.1   All material obligations of Seller for payment to trusts or other funds or to any Governmental Entity or to any individual, director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to unemployment compensation benefits, profit-sharing, pension or retirement benefits or social security benefits, whether arising by operation of law, by contract or by past custom, have been properly accrued on the Seller Financial Statements for the periods covered thereby and paid when due. Except as disclosed on Schedule 3.21.1, all material obligations of Seller, whether arising by operation of law, by contract or by past custom for vacation or holiday pay, bonuses and other forms of compensation which are payable to its directors, officers, employees or agents have been properly accrued on the Seller Financial Statements for the periods covered thereby and paid when due. There are no unfair labor practice complaints, strikes, slowdowns, stoppages or other controversies pending or attempts to unionize or controversies threatened between Seller or any of its Affiliates and/or relating to any of its employees that are likely to have a Material Adverse Effect on Seller. Seller is not a party to any collective bargaining agreement with respect to any of its employees and, except as set forth on Schedule 3.21.1, Seller is not a party to a written employment contract with any of its employees and there are no understandings with respect to the employment of any officer or employee of Seller which are not terminable by Seller without liability on not more than thirty (30) days’ notice. Except as disclosed in the Seller Financial Statements for the periods covered thereby, all material sums due for employee compensation have been paid and all employer contributions for employee benefits, including deferred compensation obligations, and all material benefit obligations under any Employee Plan (as defined in Section 3.21.3 hereof) or any Benefit Arrangement (as defined in Section 3.21.4 hereof) have been duly and adequately paid or provided for in accordance with plan documents. Except as set forth on Schedule 3.21.1, no director, officer or employee of Seller is entitled to receive any payment of any amount under any existing agreement, severance plan or other benefit plan as a result of the consummation of any transaction contemplated by this Agreement or the Merger Agreement. Seller has materially complied with all applicable federal and state statutes and regulations which govern workers’ compensation, equal employment opportunity and equal pay, including, but not limited to, all civil rights laws, Presidential Executive Order 1124, the Fair Labor Standards Act of 1938, as amended, and the Americans with Disabilities Act.

3.21.2   Seller has delivered as Schedule 3.21.2 a complete list of:

(a)    All current employees of Seller together with each employee’s tenure with Seller, title or job classification, and the current annual rate of compensation anticipated to be paid to each such employee; and

(b)   All Employee Plans and Benefit Arrangements (as defined in Sections 3.21.3 and 3.21.4 hereof), including all plans or practices providing for current compensation or accruals for active employees, including, but not limited to, all employee benefit plans, all pension, profit-sharing, retirement, bonus, stock option, incentive, deferred compensation, severance, long-term disability, medical, dental, health, hospitalization, life insurance or other insurance plans or related benefits.

3.21.3   Except as disclosed on Schedule 3.21.3, Seller does not maintain, administer or otherwise contribute to any “employee benefit plan,” as defined in Section 3(3) of ERISA, which is subject to any provisions of ERISA and covers any employee, whether active or retired, of Seller or any of its Subsidiaries (any such plan being herein referred to as an “Employee Plan”). True and complete copies of each such Employee Plan, including amendments thereto, have been previously delivered or made available to Company, together with (i) all agreements regarding plan assets with respect to such Employee Plans, (ii) a true and complete copy of the annual reports for the most recent three years (Form 5500 Series including, if applicable, Schedules A and B thereto) prepared in connection with any such Employee Plan, (iii) a true and complete copy of the actuarial valuation reports for the most recent three years, if any, prepared in connection with any such Employee Plan covering any active employee of Seller or its Subsidiaries, (iv) a copy of the most recent summary plan description of each such Employee Plan, together with any modifications thereto, and (v) a copy of the most recent favorable determination letter (if applicable) from the Internal Revenue Service for each Employee Plan. None of the Employee Plans is a “multiemployer plan” as defined in Section 3(37) of ERISA or a “multiple employer plan” as covered in Section 412(c) of the IRC, and Seller has not been obligated to make a contribution to any such multiemployer or multiple employer plan within the past five years. None of the Employee Plans of Seller is, or for the last five years has been, subject to Title IV of ERISA. Each Employee Plan that is intended to be qualified under Section 401(a) of the IRC is so qualified and each trust maintained pursuant thereto is exempt from income tax under Section 501(a) of the IRC, and Seller is not aware of any fact which has occurred that would cause the loss of such qualification or exemption.

3.21.4   Except as disclosed on Schedule 3.21.4, Seller does not maintain (other than base salary and base wages) any form of current or deferred compensation, bonus, stock option, stock appreciation right, severance pay, salary continuation, retirement or incentive plan or arrangement for the benefit of any director, officer or employee, whether active or retired, of Seller or for any class or classes of such directors, officers or employees. Except as disclosed on Schedule 3.21.4, Seller does not maintain any group or individual health insurance, welfare or similar plan or arrangement for the benefit of any director, officer or employee of Seller, whether active or retired, or for any class or classes of such directors, officers or employees. Any such plan or arrangement described in this Section 3.21.4, copies of which have been delivered or made available to Company, shall be herein referred to as a “Benefit Arrangement.”

3.21.5   To Seller’s Knowledge, all Employee Plans and Benefit Arrangements are operated in material compliance with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, including but not limited to ERISA and the IRC, applicable to such plans or arrangements, and plan documents relating to any such plans or arrangement materially comply with or will be amended to materially comply with applicable legal requirements. Neither Seller, nor any Employee Plan nor any trusts created thereunder, nor any trustee, administrator nor any other fiduciary thereof has engaged in a “prohibited transaction,” as defined in Section 406 of ERISA and Section 4975 of the IRC, that could subject Seller, Company, or Bank to liability under Section 409 or 502(i) of ERISA or Section 4975 of the IRC or that would adversely affect the qualified status of such plans; each “plan official” within the meaning of Section 412 of ERISA of each Employee Plan is bonded to the extent required by such Section 412; with respect to each Employee Plan, to Seller’s Knowledge, no employee of Seller, nor any fiduciary of any Employee Plan, has engaged in any breach of fiduciary duty as defined in Part 4 of Subtitle B of Title I of ERISA which could subject Seller or any of its Subsidiaries to liability if Seller or any such Subsidiary is obligated to indemnify such Person against liability. Except as disclosed on Schedule 3.21.5, Seller has not failed to make any material contribution or pay any amount due and owing as required by law or the terms of any Employee Plan or Benefit Arrangement.

3.21.6   Except as set forth on Schedule 3.21.6, no Employee Plan or Benefit Arrangement has any material liability of any nature, accrued or contingent, including, without limitation, liabilities for federal, state, local or foreign taxes, interest or penalty other than liability for claims arising in the course of the administration of each such Employee Plan. Except as set forth on Schedule 3.21.6, to Seller’s Knowledge there is no pending or threatened legal action, proceeding or investigation against any Employee Plan that could result in material liability to such Employee Plan, other than routine claims for benefits, and there is no basis for any such legal action, proceeding or investigation.

3.21.7   To Seller’s Knowledge, each Benefit Arrangement which is a group health plan (within the meaning of such term under IRC Section 4980B(g)(2)) materially complies and has materially complied with the requirements of Section 601 through 608 of ERISA or Section 4980B of the IRC governing continuation coverage requirements for employee-provided group health plans.

3.21.8   Except as disclosed on Schedule 3.21.8, Seller does not maintain any Employee Plan or Benefit Arrangement pursuant to which any benefit or other payment will be required to be made by Seller or its Affiliates or pursuant to which any other benefit will accrue or vest in any director, officer or employee of Seller or its Affiliates, in either case as a result of the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

3.22   Powers of Attorney.   No power of attorney or similar authorization given by Seller is presently in effect or outstanding other than powers of attorney given in the ordinary course of business with respect to routine matters.

3.23   Hazardous Materials.   Except as set forth on Schedule 3.23:

3.23.1   Except for ordinary and necessary quantities of cleaning, pest control and office supplies, and other small quantities of Hazardous Substances that are used in the ordinary course of business and in compliance with applicable Environmental Laws, or ordinary rubbish, debris and nonhazardous solid waste stored in garbage cans or bins for regular disposal off-site, or petroleum contained in, and de minimus quantities discharged from, motor vehicles in their ordinary operation on any of the Seller Properties (as defined below), Seller has not engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or disposal of Hazardous Substances other than as permitted by and only in compliance with applicable law. Since the date Seller was formed as a legal entity, no material amount of Hazardous Substances has been released, emitted or disposed of, or otherwise deposited, on, in or from any real property which is now or has been previously owned since the date Seller opened for banking, or which is currently or during the past three years was leased, by Seller, including OREO (collectively, the “Seller Properties”), and Seller has not received written notice that any of the same has occurred with respect to any real property in which Seller now holds any security interest, mortgage or other lien or interest (“Seller Collateralizing Real Estate”), except for (i) matters disclosed on Schedule 3.23; and (ii) no activity has been undertaken on any of the Seller Properties since the date Seller opened for banking, and Seller has not received any written notice that activities have been or are being undertaken on any of the Seller Collateralizing Real Estate, that would cause or contribute to:

(a)    any of the Seller Properties or Seller Collateralizing Real Estate becoming a treatment, storage or disposal facility within the meaning of RCRA or any similar state law or local ordinance;

(b)   a release or threatened release of any Hazardous Substances under circumstances which would violate any Environmental Laws; or

(c)    the discharge of Hazardous Substances into any soil, subsurface water or ground water or into the air, or the dredging or filling of any waters, that would require a permit or any other approval under the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq., or any similar federal or state law or local ordinance; the cumulative effect of which would have a Material Adverse Effect on the Seller Property or Seller Collateralizing Real Estate involved.

3.23.2   Except as disclosed on Schedule 3.23, there are not, and never have been, any underground storage tanks located in or under any of the Seller Properties or the Seller Collateralizing Real Estate.

3.23.3   Seller has not received any written notice of, and to the Knowledge of Seller has not received any verbal notice of, any pending or threatened claims, investigations, administrative proceedings, litigation, regulatory hearings or requests or demands for remedial or responsive actions or for compensation, with respect to any of the Seller Properties or Seller Collateralizing Real Estate, alleging noncompliance with or violation of any Environmental Law or seeking relief under any Environmental Law, and none of the Seller Properties or Seller Collateralizing Real Estate is listed on the United States Environmental Protection Agency’s National Priorities List of Hazardous Waste Sites, or, to the Knowledge of Seller, any other list, schedule, log, inventory or record of hazardous waste sites maintained by any federal, state or local agency.

3.23.4   “Hazardous Substances” shall mean any hazardous, toxic or infectious substance, material, gas or waste which is regulated by any local, state or federal Governmental Entity, or any of their agencies.

3.24   Parachute Payments.   The consummation of the Merger will not entitle any director, officer or employee of Seller to any payment that would constitute a parachute payment under IRC Section 280G.

3.25   Risk Management Instruments.   Neither Seller nor any Subsidiary of Seller is a party or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (i) are referred to generally as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business consistent with safe and sound banking practices and regulatory guidance and previously disclosed to Company and Bank.

3.26   Liability Under Regulation C, Truth in Lending Law and HMDA.   To Seller’s Knowledge, and except as disclosed on Schedule 3.26, Seller has no liabilities or obligations either accrued, contingent or otherwise, that have a Material Adverse Effect on Seller with respect to Regulation C, Truth in Lending Law and HMDA disclosures.

3.27   Bank Secrecy Act.   Seller is in compliance with the Bank Secrecy Act (31 U.S.C. § 5322, et seq.) and related state and federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

3.28   Accounting Records.   Seller maintains accounting records which fairly and validly reflect, in all material respects, its transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Seller which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

3.29   Corporate Records.   The minute books of Seller accurately reflect all material actions taken by its shareholders, board of directors and committees of its board of directors.

3.30   Accounting and Tax Matters.   Seller has not through the date hereof taken or agreed to take any action that would prevent Seller from qualifying the Merger as a reorganization within the meaning of Section 368 of the IRC.

3.31   Community Reinvestment Act.   Seller received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Seller has not been advised in writing of any concerns regarding compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

3.32   Foreign Corrupt Practices Act.   Seller (including any of its officers, directors and, to the Knowledge of Seller, its representatives) has not taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder.

ARTICLE 4.  REPRESENTATIONS AND WARRANTIES OF COMPANY AND BANK

Company and Bank, jointly and severally, represent and warrant to Seller as follows:

4.1   Organization; Corporate Power; Etc.   Each of Company and Bank is a California corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business substantially as it is being conducted on the date of this Agreement. Company is a bank holding company registered under the BHCA. Each of Company’s Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business substantially as it is being conducted on the date of this Agreement, except where the failure to have such power or authority would not have a Material Adverse Effect on Company taken as a whole or the ability of Company to consummate the transactions contemplated by this Agreement. Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining all Requisite Regulatory Approvals, Company will have the requisite corporate power and authority to perform its respective obligations hereunder with respect to the consummation of the transactions contemplated hereby. Company is the sole shareholder of Bank. Bank is a state chartered banking corporation licensed to conduct banking business in California. Bank is a member of the Federal Reserve System. Bank’s deposits are insured by the FDIC in the manner and to the full extent provided by law.

4.2   Licenses and Permits.   Company and Bank have all material licenses, certificates, franchises, rights and permits that are necessary for the conduct of their business as presently conducted, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on Company and Bank taken as a whole or on the ability of Company and Bank to consummate the transactions contemplated by this Agreement. The properties, assets, operations and businesses of Company and Bank are and have been maintained and conducted, in all material respects, in compliance with all applicable licenses, certificates, franchises, rights and permits.

4.3   Subsidiaries.   There is no corporation, partnership, joint venture or other entity in which Company or Bank own, directly or indirectly (except as pledgee pursuant to loans or stock or other interest held as the result of or in lieu of foreclosure pursuant to pledge or other security arrangement) any equity or other voting interest or position, other than Company’s ownership of Bank or any entity facilitating the issuance of trust preferred securities.

4.4   Authorization of Agreement; No Conflicts.

4.4.1     The execution and delivery of this Agreement and the Merger Agreement by Company and Bank, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Company and Bank, subject only to the approval of this Agreement, the Merger Agreement and the Merger by Company’s shareholders. This Agreement has been duly executed and delivered by Company and Bank and constitutes a legal, valid and binding obligation of Company and Bank, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the FDI Act, 12 U.S.C. 1818(b)(6)(D). The Merger Agreement, upon the receipt of all Requisite Regulatory Approvals and the due execution and filing of such Merger Agreement in accordance with the applicable provisions of the California Corporations Code and the California Financial Code, will constitute a legal, valid and binding obligation of Company and Bank, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the FDI Act, 12 U.S.C. 1818(b)(6)(D).

4.4.2     Except as disclosed on Schedule 4.4, the execution and delivery of this Agreement and the Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with, or result in any violation of or default or loss of a material benefit under, any provision of the Articles of Incorporation or Bylaws of Company or Bank, any material mortgage, indenture, lease, agreement or other material instrument or any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or Bank or any of their respective assets or properties, other than any such conflict, violation, default or loss which (i) will not have a Material Adverse Effect on Company and Bank taken as a whole; or (ii) will be cured or waived prior to the Effective Time.

4.5   Capital Structure.   The authorized capital stock of Company consists of 10,000,000 shares of Company Common Stock, no par value per share and 10,000,000 shares of Company Preferred Stock. On the date of this Agreement, 3,889,692 shares of Company Common Stock were outstanding and 1,037,142 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company Stock Options under the Company Stock Option Plan. All outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and do not possess any preemptive rights and were not issued in violation of any preemptive rights or any similar rights of any Person. Except for the Company Stock Options described on Schedule 4.5 to this Agreement, Company does not have outstanding any options, warrants, calls, rights, commitments, securities or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Company or obligating Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

4.6   Company Filings.   Except as disclosed on Schedule 4.6, since January 1, 2005, Company and Bank have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (a) the Federal Reserve or any Federal Reserve Bank; (b) the CDFI; (c) the SEC; and (d) any other applicable federal, state or local governmental or regulatory authority. All such reports, registrations and filings are collectively referred to as the “Company Filings.”  Except to the extent prohibited by law, copies of the Company Filings have been made available to Seller. As of their respective filing or mailing dates, each of the past Company Filings (a) was true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy); and (b) complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.7   Accuracy of Information Supplied.   Company has delivered or will deliver to Seller copies of the Company Financial Statements, and Company will hereafter until the Closing Date deliver to Seller copies of additional financial statements of Company as provided in Sections 5.1.1(iii). The Company Financial Statements have been prepared (and all of said additional financial statements will be prepared) in accordance with GAAP, or applicable regulatory accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) consistently followed throughout the periods covered by such statements, and present (and, when prepared, will present) fairly the financial position of Company or Bank, as appropriate, as of the respective dates indicated and the results of operations, cash flows and changes in shareholders’ equity at the respective dates and for the respective periods covered by such financial statements (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount). In addition, Company has delivered or made available to Seller copies of all management or other letters delivered to Company or Bank by their independent accountants in connection with any of the Company Financial Statements or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of Company or Bank issued at any time since January 1, 2005, and will make available for inspection by Seller or its representatives, at such times and places as Seller may reasonably request, reports and working papers produced or developed by such accountants or consultants.

4.8   Compliance with Applicable Laws.   The respective businesses of Company and Bank are not being conducted in violation of any law, ordinance or regulation, except for violations which individually or in the aggregate would not have a Material Adverse Effect on Company and Bank, taken as a whole. Except as set forth on Schedule 4.8, to the Knowledge of Company no investigation or review by any Governmental Entity with respect to Company or Bank, other than regular bank examinations, is pending or threatened, nor has any Governmental Entity indicated to Company or Bank an intention to conduct the same.

4.9   Litigation.   Except as set forth on Schedule 4.9, there is no suit, action or proceeding or investigation pending or threatened against or affecting Company which, if adversely determined, would have a Material Adverse Effect on Company and Bank taken as a whole; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Company or Bank that has, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect. Schedule 4.9 contains a true, correct and complete list, including identification of the applicable insurance policy covering such litigation, if any, subject to reservation of rights, if any, the applicable deductible and the amount of any reserve therefor, of all pending litigation in which Company or Bank is a named party of which Company has Knowledge, and except as disclosed on Schedule 4.9, all of the litigation shown on such Schedule is adequately covered by insurance in force, except for applicable deductibles, or has been adequately reserved for in accordance with Company’s prior business practices.

4.10   Agreements with Banking Authorities.   Neither Company nor Bank is a party to any written agreement or memorandum of understanding with, or order or directive from, any Governmental Entity.

4.11   Insurance.   Company and Bank each has in full force and effect policies of insurance with respect to its assets and business against such casualties and contingencies and in such amounts, types and forms as are customarily appropriate for its business, operations, properties and assets.

4.12   Taxes.

4.12.1   Filing of Returns.   Except as set forth on Schedule 4.12.1, Company and Bank have duly prepared and filed or caused to be duly prepared and filed all federal, state, and local Returns (for Tax or informational purposes) which were required to be filed by or in respect of Company and Bank or any of their properties, income and/or operations on or prior to the Closing Date. As of the time they were filed, the foregoing Returns accurately reflected the material facts regarding the income, business, asset, operations, activities, status, and any other information required to be shown thereon. Except as set forth on Schedule 4.12.1, no extension of time within which Company or Bank may file any Return is currently in force.

4.12.2   Payment of Taxes.   Except as disclosed on Schedule 4.12.2 with respect to all amounts in respect of Taxes imposed on Company or Bank or for which Company or Bank is or could be liable, whether to taxing authorities (as, for example, under law) or to other Persons (as, for example, under Tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable tax laws and agreements have been or will be fully complied with in all material respects, and all such amounts required to be paid by or on behalf of Company or Bank to taxing authorities or such other Persons on or before the date hereof have been paid.

4.12.3   Audit History.   Except as disclosed on Schedule 4.12.3, there is no review or audit by any taxing authority of any Tax liability of Company or Bank currently in progress of which Company or Bank has Knowledge. Except as disclosed on Schedule 4.12.3, neither Company nor Bank has received any written notices since its inception of any pending or threatened audit, by the Internal Revenue Service or any state, local or foreign agency, for any Returns or Tax liability of Company and Bank for any period. Company and Bank currently have no unpaid deficiencies assessed by the Internal Revenue Service or any state, local or foreign taxing authority arising out of any examination of any of the Returns of Company or Bank filed for fiscal years ended on or after December 31, 2004 through the Closing Date, nor to the Knowledge of Company is there reason to believe that any material deficiency will be assessed.

4.12.4   Statute of Limitations.   Except as disclosed on Schedule 4.12.4, no agreements are in force or are currently being negotiated by or on behalf of Company or Bank for any waiver or for the extension of any statute of limitations governing the time of assessments or collection of any Tax. No closing agreements or compromises exist concerning Taxes of Company or Bank.

4.12.5   IRC Section 382 Applicability.   Company and Bank, including any party joining in any consolidated return to which Company or Bank is a member, have not undergone an “ownership change” as defined in IRC Section 382(g) within the “testing period” (as defined in IRC Section 382) ending immediately before the Effective Time, and not taking into account any transactions contemplated by this Agreement.

4.13   Brokers and Finders.   Except as set forth on Schedule 4.13, neither Company nor Bank is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement, nor the Merger Agreement, nor the consummation of the transactions provided for herein or therein, will result in any liability to any broker or finder. Company agrees to indemnify and hold harmless Seller, and to defend with counsel selected by Seller and reasonably satisfactory to Company, from and against any liability, cost or expense, including attorneys’ fees, incurred in connection with a breach of this Section 4.13.

4.14   Absence of Material Adverse Effect.   Since January 1, 2005, the business of Company (or Bank, prior to formation of Company) has been conducted only in the ordinary course, in the same manner as theretofore conducted, and no event or circumstance has occurred or is expected to occur which to Company’s Knowledge has had or which, with the passage of time or otherwise, could reasonably be expected to have a Material Adverse Effect on Company and Bank taken as a whole.

4.15   Performance of Obligations.   Except as disclosed on Schedule 4.15, Company and Bank have performed all material obligations required to be performed by them to date and neither is in material default under or in breach of any term or provision of any covenant, contract, lease, indenture or any other agreement, written or oral, to which it is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such a default or breach, where such default or breach or failure to perform would have a Material Adverse Effect on Company and Bank taken as a whole. Except as disclosed on Schedule 4.15 and except with respect to loans by Bank, no party with whom Company or Bank has an agreement that is of material importance to the businesses of Company or Bank is in default thereunder.

4.16   Undisclosed Liabilities.   Except as disclosed on Schedule 4.16, neither Company nor Bank has any liabilities or obligations, either accrued, contingent or otherwise, that are material to Company and Bank taken as a whole and that have not been:  (a) reflected or disclosed in the Company Financial Statements; (b) incurred subsequent to December 31, 2004 in the ordinary course of business; or (c) incurred in connection with the issuance of trust preferred securities or debt after the date of this Agreement. There is no basis for the assertion against Company or Bank of any liability, obligation or claim (including without limitation that of any Governmental Entity) that will have or cause, or could reasonably be expected to have or cause, a Material Adverse Effect on Company and Bank taken as a whole that is not fully and fairly reflected and disclosed in the Seller Financial Statements or on Schedule 4.16.

4.17   Bank Secrecy Act.   Bank is in compliance with the Bank Secrecy Act (31 U.S.C. § 5322, et seq.) and related state and federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

4.18   Community Reinvestment Act.   Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Bank has not been advised in writing of any concerns regarding compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

ARTICLE 5.  ADDITIONAL AGREEMENTS

5.1   Access to Information.

5.1.1   Upon reasonable notice, Seller shall permit Company and its accountants, counsel and other representatives reasonable access to its officers, employees, properties, books, contracts, commitments and records from the date hereof through the Effective Time, and shall furnish or provide access to Company as soon as practicable, (i) a copy of each of the Seller Filings filed subsequent to the date of this Agreement promptly after such document has been filed with the appropriate Governmental Entity; (ii) unless otherwise prohibited by law, a copy of each report, schedule and other document filed or received by Seller during such period with or from any Regulatory Authority or the Internal Revenue Service, as to documents other than related to employees or customers and other than those distributed to banks generally; (iii) as promptly as practicable following the end of each calendar month after the date hereof, a balance sheet of Seller as of the end of such month; and (iv) all other information concerning Seller’s business, properties, assets, financial condition, results of operations, liabilities, personnel and otherwise as Company may reasonably request.

5.1.2   Until the Effective Time, Company’s Chief Executive Officer shall be entitled to receive a copy of board packages prepared for meetings of the Board of Directors of Seller and of the Loan Committee of Seller, and a copy of the minutes of, and resolutions adopted at, such meetings. Seller shall provide Company’s Chief Executive Officer with notice of the dates, times and places of such meetings at the same time notice is given to the members of the Board of Directors of Seller. Notwithstanding the foregoing, Seller shall not be obligated to disclose any information to Company that is entitled to be protected from disclosure under an attorney-client privilege which would be lost due to such disclosure.

5.2   Shareholder Approval.   Company and Seller shall promptly call their respective meetings of  shareholders to be held at the earliest practicable date after the date on which the initial Registration Statement is declared effective by the SEC, but in no event later than July 31, 2007, for the purpose of approving this Agreement and authorizing the Merger Agreement and the Merger. Subject to its respective fiduciary duties, each of Company’s and Seller’s Board of Directors will recommend to its respective shareholders approval of this Agreement, the Merger Agreement and the Merger.

5.3   Taking of Necessary Action.

5.3.1   Subject to the terms and conditions of this Agreement, each of the parties hereto agrees, subject to applicable laws and the fiduciary duties of Seller’s or Company’s Board of Directors, as advised in writing by its respective counsel, to use all reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement, including, without limitation, the delivery of any certificate or other document reasonably requested by counsel to a party to this Agreement. Without limiting the foregoing, Company and Seller will use their reasonable efforts to obtain all consents of third parties and Government Entities necessary or, in the reasonable opinion of Company or Seller advisable for the consummation of the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the Merger Agreement, or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of Seller, the proper officers or directors of Company, Bank or Seller, as the case may be, shall take all such necessary action.

5.3.2   The obligations of Seller contained in Section 6.2.5 of this Agreement shall continue to be in full force and effect despite any Default under Section 6.2.5 or Seller’s receipt of a Seller Superior Proposal (defined below) and any Default under Section 6.2.5 by Seller shall entitle Company to such legal or equitable remedies as may be provided in this Agreement or by law notwithstanding that any action or inaction of the Board of Directors or officers of the defaulting party which is required to enable such party to fulfill such obligations may be excused based on the continuing fiduciary obligations of such party’s Board of Directors and officers to its shareholders.

5.3.3   Seller shall use its best efforts to cause each director, executive officer and other person who is an “Affiliate” of Seller (for purposes of Rule 145 under the Securities Act) to deliver to Company, on the date of this Agreement, a written agreement in the form attached hereto as Exhibit 5.3 (the “Affiliate’s Agreement”).

5.4   Registration Statement and Applications.

5.4.1   Company and Seller will cooperate and jointly prepare and file as promptly as practicable the Registration Statement, the statements, applications, correspondence or forms to be filed with appropriate state securities law regulatory authorities, and the statements, correspondence or applications to be filed to obtain the Requisite Regulatory Approvals to consummate the transactions contemplated by this Agreement. Each of Company and Seller shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Company and Seller shall thereafter mail the Joint Proxy Statement/Prospectus to their respective shareholders. Each party will furnish all financial or other information, certificates, consents and opinions of counsel concerning it and its Subsidiaries received by such party.

5.4.2   Each party shall provide to the other at the request of the other party: (i) immediately prior to the filing thereof, copies of all material statements, applications, correspondence or forms to be filed with state securities law regulatory authorities, the SEC and other appropriate regulatory authorities to obtain the Requisite Regulatory Approvals; (ii) promptly after delivery to, or receipt from, such regulatory authorities all written communications, letters, reports or other documents relating to the transactions contemplated by this Agreement; and (iii) written summaries of all oral communications with any state securities law regulatory authorities, the SEC or other appropriate bank regulatory authorities regarding the Requisite Regulatory Approvals.

5.5   Expenses.

5.5.1   Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the same except as otherwise provided in Article 8.

5.5.2   Seller shall use its best efforts to ensure that its attorneys, accountants, financial advisors, investment bankers and other consultants engaged by them in connection with the transaction contemplated by this Agreement submit full and final bills on or before the Closing Date and that such expenses are properly reflected on the books of Seller.

5.6   Notification of Certain Events.

5.6.1   Seller shall provide to Company, as soon as practicable, written notice (sent via facsimile and overnight mail or courier) of the occurrence or failure to occur of any of the events, circumstances or conditions that are the subject of Sections 6.1 and 6.2, which notice shall provide reasonable detail as to the subject matter thereof.

5.6.2   Company shall provide to Seller, as soon as practicable, written notice (sent via facsimile and overnight mail or courier) of the occurrence or failure to occur of any of the events, circumstances or conditions that are the subject of Section 6.3 and 6.4, which notice shall provide reasonable detail as to the subject matter thereof.

5.6.3   Each party shall promptly advise the others in writing of any change or event which could reasonably be expected to have a Material Adverse Effect on such party or on its ability to consummate the transactions contemplated by this Agreement or the Merger Agreement.

5.6.4   Seller and Company shall immediately notify the other in writing in the event that such party becomes aware that the Registration Statement or Joint Proxy Statement/Prospectus at any time contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading or that the Registration Statement or the Joint Proxy Statement/Prospectus otherwise is required to be amended and supplemented, which notice shall specify, in reasonable detail, the circumstances thereof. Company shall promptly amend and supplement such materials and disseminate the new or modified information so as to fully comply with the Securities Act. If the amendment or supplement so required relates to information concerning or provided by Seller, the out-of-pocket costs and expenses of preparing, filing and disseminating such amendment or supplement shall be borne by Seller.

5.7   Updated Schedules.   Seller has delivered to Company on or before the date of this Agreement all of the Schedules to this Agreement which Seller is required to deliver to Company hereunder (the “Seller Schedules”). Company has delivered to Seller on or before the date of this Agreement all of the Schedules to this Agreement which Company is required to deliver to Seller hereunder ( the “Company Schedules”). Immediately prior to the Closing Date, Seller shall have prepared updates of the Seller Schedules provided for in this Agreement and shall deliver to Company revised schedules containing the updated information (or a certificate signed by Seller’s Chief Executive Officer stating that there have been no changes on the applicable schedules); and Company shall have prepared updates of the Company Schedules provided for in this Agreement and shall deliver to Seller revised Schedules containing updated information (or a certificate signed by Company’s Chief Executive Officer stating that there has been no change on the applicable schedules).

5.8   Additional Accruals/Appraisals.   Immediately prior to the Closing Date, at Company’s request, Seller shall, consistent with GAAP and applicable SEC and banking regulations, modify or change its loan, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) as may be necessary to conform Seller’s practices and methods to those of Company and Bank, provided, however, that no accrual or reserve made by Seller pursuant to this Section 5.8, or any litigation or regulatory proceeding arising out of any such accrual or reserve, or any other effect on Seller resulting from Seller’s compliance with this Section 5.8, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

5.9   Employee Plans.   Immediately prior to the Closing Date, at Company’s request, Seller shall terminate any Employment Plan or Benefit Arrangement, provided, however, that no accrual or reserve made by Seller as a result of a termination requested by Company pursuant to this Section 5.9, or any litigation or regulatory proceeding arising out of any such accrual or reserve, or any other effect on Seller resulting from Seller’s compliance with this Section 5.9, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

5.10   Registration Statement.   None of the information supplied or to be supplied by Seller or relating to Seller and approved by Seller which is included or incorporated by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by Company in connection with the issuance of shares of Company Common Stock in the Merger (including the Joint Proxy Statement of Company and Seller and the Prospectus of Company and Bank (“Joint Proxy Statement/Prospectus”) constituting a part thereof, the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at all times from the date of mailing to shareholders of Seller through the date of the meeting of shareholders of Seller to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the applications and forms to be filed with securities or “blue sky” authorities, self regulatory authorities, or any Governmental Entity in connection with the Merger, the issuance of any shares of Company Common Stock in connection with the Merger, or any Requisite Regulatory Approvals will, at the time filed or at the time they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE 6.  CONDUCT OF BUSINESS

6.1   Affirmative Conduct of Seller.   During the period from the date of execution of this Agreement through the Effective Time, Seller shall carry on its business in the ordinary course in substantially the manner in which heretofore conducted, subject to changes in law applicable to all national banking associations and directives from regulators, and use all commercially reasonable efforts to preserve intact its business organization and preserve its relationships with customers, depositors, suppliers and others having business dealings with it; and, to these ends, shall fulfill each of the following:

6.1.1   Use its commercially reasonable efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 7 hereof;

6.1.2   Advise Company promptly in writing of any change that would have a Material Adverse Effect on Seller, or of any matter which would make the representations and warranties set forth in Article 3 hereof not true and correct in any material respect as of the effective date of the Registration Statement and at the Effective Time;

6.1.3   Keep in full force and effect all of its existing material permits and licenses;

6.1.4   Use its commercially reasonable efforts to maintain insurance or bonding coverage on all material properties for which it is responsible and on its business operations, and carry not less than the same coverage for fidelity, public liability, personal injury, property damage and other risks equal to that which is in effect as of the date of this Agreement; and notify Company in writing promptly of any facts or circumstances which could affect its ability to maintain such insurance or bonding coverage;

6.1.5   Perform its material contractual obligations and not breach or come into default on any of such obligations, and not amend, modify, or, except as they may be terminated in accordance with their terms, terminate any material contract, agreement, understanding, commitment, or offer, whether written or oral (collectively referred to as an “Understanding”), or materially default in the performance of any of its obligations under any Understanding where such default would have a Material Adverse Effect on Seller;

6.1.6   Duly observe and conform to all legal requirements applicable to its business, except for any failure to so observe and conform that would not, individually or in the aggregate, and, in the future will not, have a Material Adverse Effect on Seller;

6.1.7   Duly and timely file as and when due all reports and Returns required to be filed with any Governmental Entity;

6.1.8   Maintain its tangible assets and properties in good condition and repair, normal wear and tear excepted in accordance with prior practices;

6.1.9   Promptly advise Company in writing of any event or any other transaction within the Knowledge of Seller, whereby any Person or related group of Persons acquires, or proposes to acquire, after the date of this Agreement, directly or indirectly, record or beneficial ownership (as defined in Rule 13d-3 promulgated by the SEC pursuant to the Exchange Act) or control of 5% or more of the outstanding shares of Seller Common Stock either prior to or after the record date fixed for the Seller shareholders’ meeting or any adjourned meeting thereof to approve the transactions contemplated herein;

6.1.10   (a)   Maintain a reserve for loan and lease losses (“Loan Loss Reserve”) at a level that is consistent with Seller’s past practices and methodology as in effect on the date of the execution of this Agreement and in accordance with GAAP and applicable regulatory accounting principles and banking laws and regulations;

(b)   Charge off all loans, receivables and other assets, or portions thereof, deemed by Seller, its outside loan portfolio reviewer, the OCC, or its independent auditors, to be uncollectible in accordance with GAAP, regulatory accounting principles, and applicable law or regulation, or which have been classified as “loss” or as directed by any regulatory authority, unless such classification or direction has been disregarded in good faith by Seller, Seller has submitted in writing to such regulatory authority the basis upon which it has so disregarded such classification or direction, and such regulatory authority retracts its direction requiring such charge-off;

6.1.11   Furnish to Company, as soon as practicable, and in any event within fifteen (15) days after it is prepared: (i) a copy of any report submitted to the Board of Directors of Seller and access to the working papers related thereto, provided, however, that Seller need not furnish Company any materials relating to deliberations of Seller’s Board of Directors with respect to its approval of this Agreement, communications of Seller’s legal counsel with the Board of Directors or officers of Seller regarding Seller’s rights against or obligations to Company or Bank under this Agreement, or books, records and documents covered by the attorney-client privilege or which are attorneys’ work product; (ii) copies of all material reports, renewals, filings, certificates, statements, correspondence and other documents specific to Seller or filed with or received from the OCC or any Governmental Entity to the extent not prohibited by applicable law, regulation or order; (iii) monthly unaudited balance sheets, statements of income and changes in shareholders’ equity for Seller and quarterly unaudited balance sheets, statements of income and changes in shareholders’ equity for Seller, in each case prepared on a basis consistent with past practice; and (iv) such other reports as Company may reasonably request (which are otherwise deliverable under this Section 6.1.11) relating to Seller;

6.1.12   Seller agrees that through the Effective Time, as of their respective dates, (i) each Seller Filing will be true and complete in all material respects; and (ii) each Seller Filing will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any of such Seller Filings that is intended to present the financial position of Seller during the periods involved to which it relates will fairly present in all material respects the financial position of Seller and will be prepared in accordance with GAAP or consistent with applicable regulatory accounting principles and banking law and banking regulations, except as stated therein;

6.1.13   Maintain reserves for contingent liabilities in accordance with GAAP or applicable regulatory accounting principles and consistent with past practices;

6.1.14   Inform Company of the amounts and categories of any loans, leases or other extensions of credit, or other assets, that have been classified by any bank regulatory authority as “specially mentioned,” “renegotiated,” “substandard,” “doubtful,” “loss” or any comparable classification (“Classified Assets”). Seller will furnish to Company, as soon as practicable, and in any event within fifteen (15) days after the end of each calendar month, schedules including the following: (i) Classified Assets by type and its classification category; (ii) nonaccrual credits by type; (iii) renegotiated loans by type (loans on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers); (iv) delinquent credits by type, including an aging into 30-89 and 90+ day categories; (v) loans or leases or other assets charged off, in whole or in part, during the previous month by type; and (vi) OREO or assets owned stating with respect to each its type;

6.1.15   Furnish to Company, upon Company’s request, schedules with respect to the following: (i) participating loans and leases, stating, with respect to each, whether it is purchased or sold and the loan or lease type; (ii) loans or leases (including any commitments) by Seller to any director or officer (at or above the Vice President level) of Seller or to any Person holding 5% or more of the capital stock of Seller, including, with respect to each such loan or lease, the identity and, to the Knowledge of Seller, the relation of the borrower to Seller, the loan or lease type and the outstanding and undrawn amounts; and (iii) standby letters of credit, by type;

6.1.16   Make available to Company copies of each credit authorization package, consisting of all applications for and financial information regarding loans, renewals of loans or other extensions of credit secured by a first trust deed on real property, or liquid collateral consisting of cash, TCD’s, stock, bonds or the cash value of life insurance or extensions of credit secured by the foregoing, unsecured loans or unsecured extensions of credit, and renewals of any classified or criticized loans which are considered by Seller after the date of this Agreement, concurrently with submission to Seller’s loan committee; and

6.1.17   Seller shall comply with the requirements of all applicable rules and regulations, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Seller.

6.2   Negative Covenants of Seller.   Between the date hereof and the Effective Time, except as contemplated by this Agreement, and subject to requirements of law and regulation generally applicable to banks, Seller shall not, without prior written consent of Company (which consent shall not be unreasonably withheld and which consent shall be deemed granted if within three (3) Business Days of Company’s receipt of written notice of a request for prior written consent, written notice of objection is not received by Seller):

6.2.1   (a) Declare or pay any dividend or make any other distribution in respect of any of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (c) repurchase or otherwise acquire any shares of its capital stock;

6.2.2   Take any action that would or might result in any of the representations and warranties of Seller set forth in this Agreement becoming untrue in any material respect or any of the conditions to the Merger set forth in Article 7 not being satisfied, except to the extent such actions are required to be undertaken by applicable law, regulation or at the direction of any Regulatory Authority;

6.2.3   Issue, deliver, sell, or grant, or authorize the issuance, delivery, sale or grant of, or purchase, any shares of the capital stock of Seller or any securities convertible or exercisable into or exchangeable for such capital stock, or any rights, warrants or options, including options under any stock option plans or enter into any agreements to do any of the foregoing, except in connection with the issuance of Seller Common Stock pursuant to the exercise of Seller Warrants or Seller Stock Options or modifications thereof pursuant to this Agreement;

6.2.4   Amend its Articles of Association or Bylaws, except as required by applicable law or by the terms of this Agreement;

6.2.5   Authorize or knowingly permit any of its representatives, directly or indirectly, to solicit or encourage any Acquisition Proposal (as hereinafter defined) or participate in any discussions or negotiations with, or provide any nonpublic information to, any Person or group of persons (other than Company and Bank, and their representatives) concerning any such solicited or encouraged Acquisition Proposal. Seller shall notify Company within 24 hours if any inquiry regarding an Acquisition Proposal is received by Seller, including the terms thereof. For purposes of this Section 6.2.5, “Acquisition Proposal” shall mean any (a) proposal pursuant to which any Person other than Company or Bank would acquire or participate in a merger or other business combination or reorganization involving Seller; (b) proposal by which any Person or group, other than Company, would acquire the right to vote ten percent (10%) or more of the capital stock of Seller entitled to vote for the election of directors; (c) acquisition of the assets of Seller other than in the ordinary course of business; or (d) acquisition in excess of ten percent (10%) of the outstanding capital stock of Seller, other than as contemplated by this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent Seller or Seller’s Board of Directors from (i) furnishing nonpublic information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide written Acquisition Proposal by such person, or recommending an unsolicited bona fide written Acquisition Proposal to the shareholders of Seller, if and only to the extent that (A) the Board of Directors of Seller has determined and believes in good faith (after consultation with and the concurrence of its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction materially more favorable, from a financial point of view, to Seller’s shareholders than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a “Seller Superior Proposal”) and Seller’s Board of Directors has determined in good faith, after consultation with and based on written advice from its outside legal counsel, that such action is necessary for Seller to comply with its fiduciary duties to shareholders under applicable law, and (B) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such person, Seller’s Board of Directors has received from such person an executed confidentiality agreement, with terms no more favorable to such party than those contained in the Confidentiality Agreement between Seller and Company, or

(ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, if such Rule is applicable thereto;

6.2.6   Acquire or agree to acquire by merging, consolidating with, or by purchasing all or a substantial portion of the assets of, or in any other manner, any business or any Person or otherwise acquire or agree to acquire any assets which are material to Seller, other than in the ordinary course of business consistent with prior practice;

6.2.7   Sell, lease or otherwise dispose of any of its assets which are material, individually or in the aggregate, to Seller, except in the ordinary course of business consistent with prior practice and after notice to and consultation with Company. Company shall respond to Seller within five (5) business days of notice by Seller which contains all appropriate documents;

6.2.8   Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities of Seller or guarantee any debt securities of others other than in the ordinary course of business consistent with prior practice;

6.2.9   Enter into any Understanding, except:  (a) deposits incurred, and short-term debt securities (obligations maturing within one year) issued, in the ordinary course of business consistent with prior practice, and liabilities arising out of, incurred in connection with, or related to the consummation of this Agreement; (b) commitments to make loans or other extensions of credit in the ordinary course of business consistent with prior practice; and (c) loan sales in the ordinary course of business, without any recourse provided that no commitment to sell loans shall extend beyond the Effective Time;

6.2.10   Make or enter into a commitment to make any unsecured loan with a principal balance or maximum principal balance in excess of $200,000, or, except in the ordinary course of business pursuant to Seller’s Loan Policy, make or enter into a commitment to make any other loan or other extension of credit or renew any criticized or classified loan;

6.2.11   Except in the ordinary course of business consistent with prior practice or as required by an existing contract, and provided prior disclosure thereof has been made in Schedule 6.2.11, grant any general or uniform increase in the rates of pay of employees or employee benefits or any increase in salary or employee benefits of any officer, employee or agent or pay any bonus to any Person, retain any person (including a former employee or manager) as a consultant to provide services at any time prior to the Effective Time or make any promise or commitment to make any payment to any such person, provided that bonuses may be paid and arrangements entered into with respect to current Seller employees to encourage their cooperation and assistance in completing the transactions contemplated by this Agreement that are agreed to by Company;

6.2.12   Sell, transfer, mortgage, encumber or otherwise dispose of any assets or other liabilities except in the ordinary course of business consistent with prior practice or as required by any existing contract;

6.2.13   Make the credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, or the Loan Loss Reserve policies, less stringent than those in effect on December 31, 2006 or reduce the amount of the Loan Loss Reserves or any other reserves for potential losses or contingencies;

6.2.14   Make any capital expenditures, or commitments with respect thereto, except those in the ordinary course of business which do not exceed $5,000 individually or $25,000 in the aggregate;

6.2.15   Renew, extend or amend any existing employment contract or agreement, enter into any new employment contract or agreement or make any bonus or any special or extraordinary payments to any Person, other than changes with respect to Seller Stock Options contemplated by this Agreement;

6.2.16   Acquire any investment security except for federal funds or obligations of the United States Treasury or agency obligations with maturities of one year or less;

6.2.17   Except as otherwise required to correct a prior filing, compromise or otherwise settle or adjust any assertion or claim of a deficiency in Taxes (or interest thereon or penalties in connection therewith) or file any appeal from an asserted deficiency except in a form previously approved by Company in writing, which approval will not be unreasonably withheld, or file or amend any federal, foreign, state or local Tax Return or report or make any tax election or change any method or period of accounting unless required by GAAP or applicable law and, then, only after submitting such Tax return or report or proposed Tax election or change in any method or period of accounting, to Company for its approval, which it shall not unreasonably withhold or delay;

6.2.18   Except as contemplated in this Agreement, terminate any Employee Plan or Benefit Arrangement;

6.2.19   Change its fiscal year or methods of accounting in effect at December 31, 2006, except as required by changes in GAAP or regulatory accounting principles as concurred to by Seller’s independent public accountants or by Section 5.8 of this Agreement;

6.2.20   Take or cause to be taken any action which would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the IRC as a tax-free reorganization;

6.2.21   Take or cause to be taken into OREO any commercial property without an environmental report reporting no adverse environmental condition on such property, with a copy of such report delivered to Company prior to taking such property into OREO;

6.2.22   Make any new elections with respect to Taxes or any changes in current elections with respect to Taxes affecting the assets owned by Seller; or

6.2.23   Materially change its pricing practices on loans or deposit products.

6.3   Affirmative Conduct of Company.   During the period from the date of execution of this Agreement through the Effective Time, each of Company and Bank shall carry on its business in the ordinary course in substantially the manner in which heretofore conducted, subject to changes in law applicable to all bank holding companies or California state-chartered banks, respectively, and directives from regulators, and use all commercially reasonable efforts to preserve intact its business organization and preserve its relationships with customers, and, to these ends, shall fulfill each of the following:

6.3.1   Use its commercially reasonable efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 7 hereof;

6.3.2   Advise Seller promptly in writing of any change that would have a Material Adverse Effect on Company and Bank taken as a whole, or of any matter which would make the representations and warranties set forth in Article 4 hereof not true and correct in any material respect as of the effective date of the Registration Statement and at the Effective Time;

6.3.3   Keep in full force and effect all of its existing material permits and licenses;

6.3.4   Duly observe and conform to all legal requirements applicable to its business, except for any failure to so observe and conform that would not, individually or in the aggregate, and, in the future will not, have a Material Adverse Effect on Company and Bank taken as a whole;

6.3.5   Duly and timely file as and when due all reports and Returns required to be filed with any Governmental Entity;

6.3.6   Company agrees that through the Effective Time, as of their respective dates, (i) each Company Filing will be true and complete in all material respects; and (ii) each Company Filing will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any of such Company Filings that is intended to present the financial position of Company during the periods involved to which it relates will fairly present in all material respects the financial position of Company and will be prepared in accordance with GAAP or consistent with applicable regulatory accounting principles and banking law and banking regulations, except as stated therein;

6.3.7   File all necessary applications with the OCC, Federal Reserve and CDFI for the transactions contemplated by this Agreement as soon as possible, but no later than April 10, 2007 and furnish to Seller, as soon as practicable, and in any event within fifteen days after it has prepared all applications to be submitted to the OCC, Federal Reserve and CDFI for approval of the Merger;

6.3.8   Insurance.

(a)   Company and Bank shall permit Seller to use commercially reasonable efforts to (i) extend the discovery period of its directors’ and officers’ liability insurance for a period of up to 48 months with respect to all matters arising from facts or events which occurred before the Effective Time for which Seller would have had an obligation to indemnify its directors and officers or (ii) buy “peace of mind” coverage; provided, however, that the total costs to Seller, Company and Bank of the premiums for either of such alternatives shall not exceed $70,000. If Seller is unable to maintain or obtain the insurance called for by this Section 6.3.18 as a result of the preceding provision, Seller shall use commercially reasonable efforts to obtain as much comparable insurance as is available for $70,000 with respect to acts or omissions occurring prior to the Effective Time of the Merger by such directors and officers in their capacities as such. If Company shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Company shall assume the obligations set forth in this Section 6.3.18;

(b)   For a period of four years after the Effective Time, Company shall, and shall cause its subsidiaries to, maintain and preserve the rights to indemnification of officers and directors provided for in the Articles of Association and Bylaws of Seller, or any indemnification agreement, as in effect on the date hereof with respect to indemnification for liabilities and claims arising out of acts, omissions, events, matters or circumstances occurring or existing prior to the Effective Time, including, without limitation, the Merger and the other transactions contemplated by this Agreement, to the extent such rights to indemnification are not in excess of that permitted by applicable state or federal laws or regulatory authorities;

(c)   The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each director or officer of Seller and his or her heirs and representatives;

6.3.9   From and after the Effective Time, Company shall file timely all reports with the SEC necessary to permit the shareholders of Seller who may be deemed “underwriters” (within the meaning of Rule 145 under the Securities Act) of Seller Common Stock to sell Company Common Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the Securities Act if they would otherwise be so entitled; provided, however, that Company is otherwise obligated to file such reports with the SEC;

6.3.10   Blue Sky. Company agrees to use commercially reasonable efforts to have the shares of Company Common Stock to be issued in connection with the Merger qualified or registered for offer and sale, to the extent required, under the securities laws of each jurisdiction in which shareholders of Seller reside;

6.3.11   Reservation, Issuance and Registration of Company Common Stock. Company shall reserve and make available for issuance in connection with the Merger and in accordance with the terms and conditions of this Agreement such number of shares of Company Common Stock to be issued to the shareholders of Seller in the Merger pursuant to Article 2 hereof;

6.3.12   Compliance with Rules. Company and Bank shall comply with the requirements of all applicable rules and regulations, the noncompliance with which would have a Material Adverse Effect on Company and Bank taken as a whole;

6.3.13   Seller Stock Options and Warrants. Company and/or Seller, as Company shall determine, shall offer the holders of Seller Stock Options and Seller Warrants cash in the amount of the Per Share Consideration net of the exercise or strike prices in exchange for cancellation of such Seller Stock Options and Seller Warrants with the consideration for the same to be payable within fifteen (15) days after the Effective Time. With respect to Seller Stock Options and Seller Warrants that are not cancelled prior to the Effective Time, Company shall take any and all such actions that may be necessary for Company to assume the obligations and rights related to the Seller Stock Options and Seller Warrants in accordance with their terms as of the Effective Time. However, with respect to Seller Warrants that are not cancelled prior to the Effective Time, Company shall offer to enter into amendments of such Seller Warrants to the effect that such Seller Warrants shall not expire as a result of the Merger; and

6.3.14   Perform its material contractual obligations and not breach or come into default on any of such obligations, and not amend, modify, or, except as they may be terminated in accordance with their terms, terminate any material Understanding, or materially default in the performance of any of its obligations under any Understanding where such default would have a Material Adverse Effect on Company and Bank taken as a whole.

6.4   Negative Covenants of Company.   Between the date hereof and the Effective Time, Company agrees that without Seller’s prior written consent (which consent shall not be unreasonably withheld and which consent shall be deemed granted if within three (3) Business Days of Seller’s receipt of written notice of a request for prior written consent, written notice of objection is not received by Company), it shall not:

6.4.1   (a) Declare or pay any dividend or make any other distribution in respect of any of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (c) repurchase or otherwise acquire any shares of its capital stock;

6.4.2   Take any action that would or might result in any of the representations and warranties of Company or Bank set forth in this Agreement becoming untrue in any material respect or any of the conditions to the Merger set forth in Article 7 not being satisfied, except to the extent such actions are required to be undertaken by applicable law, regulation or at the direction of any Regulatory Authority;

6.4.3   Issue, deliver, sell, or grant, or authorize the issuance, delivery, sale or grant of, or purchase, any shares of the capital stock of Company or any securities convertible or exercisable into or exchangeable for such capital stock, or any rights, warrants or options, including options under any stock option plans or enter into any agreements to do any of the foregoing, except in connection with the issuance of Company Stock Options or other equity compensation instruments or rights under the

Company Stock Option Plan or Company Common Stock pursuant to the exercise of Company Stock Options, none of which shall be deemed to cause the representation in Section 4.5 to be untrue in any material respect under Section 6.4.2;

6.4.4   Take or cause to be taken any action which would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the IRC as a tax-free reorganization;

6.5   Access to Operations.   Within fifteen (15) Business Days of the Closing Date, Seller shall afford to Bank and its authorized agents and representatives, access, during normal business hours, to the operations, books, and other information relating to Seller for the sole purpose of assuring an orderly transition of operations, including the data processing conversion, in the Merger. Bank shall give reasonable notice for access to Seller, and the date and time of such access will then be mutually agreed to by Bank and Seller. Bank’s access shall be conducted in a manner which does not unreasonably interfere with Seller’s normal operations, customers and employee relations and which does not interfere with the ability of Seller to consummate the transactions contemplated by this Agreement.

ARTICLE 7. CONDITIONS PRECEDENT TO CLOSING

7.1   Conditions to the Parties’ Obligations.   The obligations of all the parties to this Agreement to effect the Merger shall be subject to the fulfillment of the following conditions:

7.1.1   This Agreement, the Merger Agreement and the Merger shall have been validly approved by the holders of two-thirds of the outstanding shares of Seller Common Stock and by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote;

7.1.2   All permits, approvals and consents required to be obtained, and all waiting periods required to expire, prior to the consummation of the Merger under applicable federal laws of the United States or applicable laws of any state having jurisdiction over the transactions contemplated by this Agreement and the Merger Agreement shall have been obtained or expired, as the case may be (all such permits, approvals and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), without the imposition of any condition which in the reasonable good faith judgment of any party to be affected by such condition is materially burdensome upon such party or its respective Affiliates or the Surviving Corporation;

7.1.3   There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Government Entity which: (i) makes the consummation of the Merger illegal; (ii) requires the divestiture by Company of any material asset or of a material portion of the business of Company; or (iii) imposes any condition upon Company or Bank (other than general provisions of law applicable to all banks and bank holding companies) which in the judgment of Company and Seller would be materially burdensome;

7.1.4   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and shall remain in effect. No legal, administrative, arbitration, investigatory or other proceeding by any Governmental Entity or any other Person shall have been instituted and, at what otherwise would have been the Effective Time, remain pending by or before any Governmental Entity to restrain or prohibit the transactions contemplated hereby;

7.1.5   Company and Seller shall have received an opinion from Vavrinek, Trine, Day & Co., dated the Effective Time, subject to assumptions and exceptions normally included, and in form and substance reasonably satisfactory to Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and that Company, Bank and Seller will each be a party to that reorganization within the meaning of Section 368(b) of the IRC;

7.1.6   No action, suit or proceeding shall have been instituted or threatened by any Governmental Entity before any court or governmental body seeking to challenge or restrain the transactions contemplated by this Agreement or the Merger Agreement which presents a substantial risk that such transactions will be restrained or that any party hereto may suffer material damages or other relief as a result of consummating such transactions; and

7.1.7   The sale of Company Common Stock resulting from the Merger shall have been qualified or registered with the appropriate state securities law or “blue sky” regulatory authorities of all states in which qualification or registration is required under the State securities laws, and such qualifications or registration shall not have been suspended or revoked.

7.1.8   The number of shares of Company Common Stock which are “dissenting shares” within the meaning of California Corporations Code Section 1300(b) shall not exceed an amount which, when combined with other cash amounts payable in connection with the Merger, would result in the Merger being disqualified from a tax free reorganization pursuant to Section 368 of the IRC; and

7.1.9   The number of shares of Seller Common Stock which are eligible to be Seller Perfected Dissenting Shares pursuant to Section 214a of the NBA shall not exceed an amount which, when combined with other cash amounts payable in connection with the Merger, would result in the Merger being disqualified from a tax free reorganization pursuant to Section 368 of the IRC.

7.1.10   Seller shall have obtained all consents of third parties required to permit the Merger to proceed in accordance with material contracts, including without limitation the leased premises of Seller, and excluding Seller’s data processing contract.

7.2   Conditions to Company’s and Bank’s Obligations.   The obligations of Company and Bank to effect the Merger shall be subject to the fulfillment (or waiver, in writing, by Company) of each of the following conditions:

7.2.1   Except as otherwise provided in this Section 7.2, (a) the representations and warranties of Seller contained in Article 3 shall be true in all material respects as of the Effective Time as though made at the Effective Time, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on the Surviving Corporation or Company or upon the consummation of the transactions contemplated hereby; (b) Seller shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have a Material Adverse Effect on Seller, or upon the consummation of the transactions contemplated hereby; (c) none of the events or conditions entitling Company to terminate this Agreement under Article 8 shall have occurred and be continuing; and (d) Seller shall have delivered to Company certificates dated the date of the Effective Time and signed by the Chief Executive Officer and Corporate Secretary to the effect set forth in Subsections 7.2.1(a), (b) and (c);

7.2.2   There shall have been obtained, without the imposition of any material burden or restriction on any of the parties hereto not in existence on the date hereof, each consent to the consummation of the Merger required to be obtained from any Person under any agreement, contract or license to which Seller is a party or by or under which it is bound or licensed, the withholding of which might have a Material Adverse Effect on Seller, the Surviving Corporation or Company at or following the Effective Time, or on the transactions contemplated by this Agreement;

7.2.3   Seller shall have delivered its Updated Schedules to Company on the day immediately preceding the Closing Date and none of such Updated Schedules shall reflect any item that was not on the Seller Schedules (or in the Seller Financial Statements) delivered on the date of execution of this

Agreement that has had, would have, or could be reasonably likely to have, a Material Adverse Effect on the business, conditions, properties or capitalization of Seller, the Surviving Corporation or Company at or after the Effective Time, or on the consummation of the transactions contemplated hereby;

7.2.4   Between the date of this Agreement and the Effective Time, no event or circumstance shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect on Seller, and Company shall have received a certificate signed on behalf of Seller by the Chief Executive Officer of Seller to such effect;

7.2.5   Seller shall have delivered to Company not later than the date of this Agreement all of the executed Affiliate’s Agreements in the form attached hereto as Exhibit 5.3, and such Affiliates’ Agreements shall remain in full effect and not modified, rescinded or breached as of the Effective Time;

7.2.6   All of Seller’s director-shareholders shall have delivered to Company on the date of this Agreement the Seller Director-Shareholder Agreements in the form attached hereto as Exhibit 7.2.6, which shall provide, among other things, that the director will (i) vote his or her shares in favor of the transactions contemplated by this Agreement and (ii) recommend that Seller shareholders approve this Agreement and the transactions contemplated hereby, and such Seller Director-Shareholder Agreements shall remain in full effect and not modified, rescinded or breached as of the Effective Time;

7.2.7   The fairness opinion (the “Company Fairness Opinion”) commissioned by Company’s Board of Directors shall provide as of the date of mailing the Joint Proxy Statement/Prospectus to Company’s shareholders that the terms of the Merger, from a financial standpoint, are fair to the shareholders of Company, and shall not have been revoked, at any time prior to the meeting of Company’s shareholders at which the Merger is to be voted on. Seller shall be provided immediate notification by Company of the revocation of the Company Fairness Opinion;

7.3   Conditions to Seller’s Obligations.   The obligations of Seller to effect the Merger shall be subject to the fulfillment (or waiver, in writing, by Seller) of each of the following conditions:

7.3.1   Except as otherwise provided in this Section 7.3, (a) the representations and warranties of Company and Bank contained in Article 4 shall be true in all material respects as of the Effective Time as though made at the Effective Time, except to the extent they expressly refer to an earlier time or a covenant of Company or Bank specifically permits a change in the facts represented in a representation or warranty, and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on the business, conditions, capitalization or properties of Company and Bank taken as a whole or upon consummation of the transactions contemplated hereby; (b) each of Company and Bank shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with it prior to or at the Effective Time, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have a Material Adverse Effect on the business, conditions, capitalization or properties of Company and Bank, taken as a whole, or upon the consummation of the transactions contemplated hereby; (c) none of the events or conditions entitling Seller to terminate this Agreement under Article 8 shall have occurred and be continuing; and (d) Company shall have delivered to Seller certificates dated the date of the Effective Time and signed by the President and Chief Executive Officer and Chief Financial Officer of Company to the effect set forth in Subsections 7.3.1(a), (b) and (c);

7.3.2   There shall have been obtained, without the imposition of any material burden or restriction on any of the parties hereto not in existence on the date hereof, each consent to the consummation of the Merger required to be obtained from any Person under any agreement, contract or license to which Company or Bank is a party or by or under which either is bound or licensed, the withholding of which might have a Material Adverse Effect on Seller, the Surviving Corporation or Company at or following the Effective Time, or on the transactions contemplated by this Agreement;

7.3.3   Company shall have delivered its Updated Schedules to Seller on the day immediately preceding the Closing Date and none of such Updated Schedules shall reflect any item that was not on the Company Schedules (or in the Company Financial Statements) delivered on the date of execution of this Agreement that has had, or would have, or could be reasonably likely to have, a Material Adverse Effect on the business, conditions, properties or capitalization of Company and its Subsidiaries, taken as a whole, at or after the Effective Time, or on the consummation of the transactions contemplated hereby;

7.3.4   Between the date of this Agreement and the Effective Time, no event or circumstance shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect on Company, and Seller shall have received a certificate signed on behalf of Company by the Chief Executive Officer of Company to such effect;

7.3.5   All of Company’s director-shareholders shall have delivered to Seller on the date of this Agreement the Company Director-Shareholder Agreements in the form attached hereto as Exhibit 7.3.6 which shall provide, among other things, that the director will (i) vote his or her shares in favor of the transactions contemplated by this Agreement, and (ii) recommend that Company shareholders approve this Agreement and the transactions contemplated hereby;

7.3.6   The fairness opinion (the “Seller Fairness Opinion”) commissioned by Seller’s Board of Directors shall provide as of the date of mailing the Joint Proxy Statement/Prospectus to Seller’s shareholders that the terms of the Merger, from a financial standpoint, are fair to the shareholders of Seller, and shall not have been revoked, at any time prior to the meeting of Seller’s shareholders at which the Merger is to be voted on. Company shall be provided immediate notification by Seller of the revocation of the Seller Fairness Opinion;

ARTICLE 8. TERMINATION, AMENDMENTS AND WAIVERS

8.1   Termination of Agreement.   Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated hereby including the Merger may be terminated at any time before the Effective Time, whether before or after approval by the shareholders of Company and Seller as follows, and in no other manner:

8.1.1   By mutual consent of Company and Bank, on the one hand, and Seller on the other;

8.1.2   By Company or Seller, (i) if any conditions set forth in Section 7.1 shall not have been met by September 30, 2007, or (ii) upon the expiration of 20 Business Days after any Governmental Entity denies or refuses to grant any approval, consent or authorization required to be obtained in order to consummate the transaction contemplated by this Agreement unless, within said 20 Business Day period after such denial or refusal, all parties hereto agree to resubmit the application to the Governmental Entity that has denied, or refused to grant the approval, consent or authorization requested;

8.1.3   By Company, if any conditions set forth in Section 7.2 shall not have been met, or by Seller, if any conditions set forth in Section 7.3 shall not have been met, by September 30, 2007, or such earlier time as it becomes apparent that such condition cannot be met;

8.1.4   By Company if there shall have been (i) a breach of any of the representations or warranties of Seller set forth in this Agreement, (ii) a default in the observance or in the due and timely performance of any of Seller’s covenants and agreements herein contained, which breach or default, in the reasonable opinion of Company, by its nature cannot be cured or is not cured prior to September 30, 2007 or thirty (30) days from the date of breach or default, whichever is later, and which breach or default would, in the reasonable opinion of Company, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on Seller or upon the consummation of the transactions contemplated hereby;

8.1.5   By Seller if there shall have been (i) a breach of any of the representations or warranties of Company or Bank set forth in this Agreement, (ii) a default in the observance or in the due and timely performance of any of covenants and agreements of Company or Bank herein contained, which breach or default, in the reasonable opinion of Seller, by its nature cannot be cured or is not cured prior to September 30, 2007 or thirty (30) days from the date of breach or default, whichever is later, and which breach or default would, in the reasonable opinion of Seller, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on Company or Bank or upon the consummation of the transactions contemplated hereby; or

8.1.6   By Company, if an Acquisition Event involving Company or Seller shall have occurred.

8.1.7   By Seller, if an Acquisition Event involving Seller shall have occurred.

8.1.8   By Seller, upon 48 hours written notice, if (i) the Exchange Ratio Company Trading Price has decreased to less than $13.25, and (ii) such decrease is not proportionate relative to the average change in the NASDAQ Bank Index during the Exchange Ratio NASDAQ Testing Period. For purposes of this provision the term “decrease is not proportionate relative to the average change in the NASDAQ Bank Index during the Exchange Ratio NASDAQ Testing Period” shall mean that (I) the quotient obtained by dividing the Exchange Ratio Company Trading Price by $16.00 is less than (II) the quotient obtained by dividing the Exchange Ratio NASDAQ Bank Index by 3421.91 and subtracting .15 from the quotient.

Notwithstanding any decrease in the price of Company Common Stock, as set forth in this Section 8.1.8, Seller shall not be entitled to terminate this Agreement pursuant to this Section 8.1.8 if Company elects, no later than the close of the business on the first succeeding Business Day after the receipt of written notice from Seller of termination under this Section 8.1.8, to adjust the Exchange Ratio such that the Exchange Ratio shall equal the lesser of (i) the number derived by multiplying the unadjusted Exchange Ratio times the quotient obtained by dividing 13.25 by the Exchange Ratio Company Trading Price, or (ii) the number derived by multiplying (A) the quotient obtained by dividing the Exchange Ratio NASDAQ Bank Index by 3421.91 and subtracting .15 from the quotient, times (B) 16.00, times (C) the unadjusted Exchange Ratio, divided by (D) the Exchange Ratio Company Trading Price.

8.1.9   By Company, if (i) the Exchange Ratio Company Trading Price has increased to more than $18.75, and (ii) such increase is not proportionate relative to the average change in the NASDAQ Bank Index during the Exchange Ratio NASDAQ Testing Period. For purposes of this provision the term “increase is not proportionate relative to the average change in the NASDAQ Bank Index during the Exchange Ratio NASDAQ Testing Period” shall mean that (I) the quotient obtained by dividing the Exchange Ratio Company Trading Price by $16.00 is greater than (II) the quotient obtained by dividing the Exchange Ratio NASDAQ Bank Index by 3421.91 and adding .15 to the quotient.

Notwithstanding any increase in the price of Company Common Stock, as set forth in this Section 8.1.9, Company shall not be entitled to terminate this Agreement pursuant to this

Section 8.1.9 if Seller elects, no later than the close of the business on the first succeeding Business Day after the receipt of written notice from Company of termination under this Section 8.1.9, to adjust the Exchange Ratio such that the Exchange Ratio shall equal the greater of (i) the number derived by multiplying the unadjusted Exchange Ratio times the quotient obtained by dividing 18.75 by the Exchange Ratio Company Trading Price, or (ii) the number derived by multiplying (A) the quotient obtained by dividing the Exchange Ratio NASDAQ Bank Index by 3421.91 and adding ..15 to the quotient, times (B) 16.00, times (C) the unadjusted Exchange Ratio, divided by (D) the Exchange Ratio Company Trading Price.

8.2   Effect of Termination.   In the event that this Agreement shall be terminated pursuant to Section 8.1 hereof, all further obligations of the parties hereto under this Agreement shall terminate without further liability of any party to another; provided, however, that no termination of this Agreement under Section 8.1 for any reason or in any manner shall release, or be construed as so releasing, any party from its obligations under Sections 8.5, 10.5 or 10.6, hereof and notwithstanding the foregoing if such termination shall result from the willful failure of a party to fulfill a condition to the performance of the obligations of any other party or to perform a covenant of such party in this Agreement, such party shall, subject to the provision of Section 8.5, be fully liable for any and all damages, costs and expenses (including, but not limited to, reasonable attorneys’ fees sustained or incurred by the other party or parties in connection with negotiating and implementing the transactions contemplated in this Agreement).

8.3   Waiver of Conditions.   If any of the conditions specified in Section 7.2 have not been satisfied, Company and Bank may nevertheless, at their election, proceed with the transactions contemplated in this Agreement. If any of the conditions specified in Section 7.3 have not been satisfied, Seller may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any party elects to proceed pursuant to the provisions hereof, the conditions that are unsatisfied immediately prior to the Effective Time shall be deemed to be satisfied, as evidenced by a certificate delivered by the electing party.

8.4   Force Majeure.   Company and Seller agree that, notwithstanding anything to the contrary in this Agreement, in the event this Agreement is terminated as a result of a failure of a condition, which failure is due to a natural disaster or other act of God, or an act of war or of terror, and provided neither party has materially failed to observe the obligations of such party under this Agreement, neither party shall be obligated to the other party to this Agreement for any expenses or otherwise be liable hereunder.

8.5   Monetary Consequences of Termination.

8.5.1   Seller hereby agrees that if this Agreement is terminated (i) by Company pursuant to Section 8.1.2, because of the failure of Seller shareholders to approve this Agreement and the transactions contemplated hereby following the withdrawal or modification in any manner adverse to Company of the Board of Directors of Seller’s recommendation of this Agreement and the transactions contemplated hereby, (ii) by Company pursuant to Section 8.1.3 because of the failure of any of the conditions set forth in Section 7.2, (iii) by Company pursuant to Section 8.1.4, (iv) by Company pursuant to Section 8.1.6 because Seller is involved in an Acquisition Event, or (v) by Seller pursuant to Section 8.1.7, Seller shall promptly, and in any event within seven Business Days after such termination, pay Company $250,000 as liquidated damages for the direct expenses incurred by Company and Bank related to the transactions contemplated hereby, which the parties agree is a reasonable estimate of such expenses.

8.5.2   Company and Bank hereby agree that if this Agreement is terminated (i) by Seller pursuant to Section 8.1.2, because of the failure of Company shareholders to approve this Agreement and the transactions contemplated hereby following the withdrawal or modification in any manner adverse to Seller of the Board of Directors of Company’s recommendation of this Agreement and the transactions contemplated hereby, (ii) by Seller pursuant to Section 8.1.3 because of the failure of any of the conditions set forth in Section 7.3, (iii) by Seller pursuant to Section 8.1.5, or (iv) by Company pursuant to Section 8.1.6 because Company is involved in an Acquisition Event, Company and Bank shall promptly, and in any event within seven (7) Business Days after such termination, pay Seller $250,000 as liquidated damages for the direct expenses incurred by Company and Bank related to the transactions contemplated hereby, which the parties agree is a reasonable estimate of such expenses. The payment obligations of Company and Bank set forth in the preceding sentence shall be deemed joint and several.

8.5.3   Seller hereby agrees that if this Agreement is terminated (a) by Company pursuant to Section 8.1.6 due to an Acquisition Event involving Seller or by Seller under Section 8.1.7 due to an Acquisition Event involving Seller, or (b) is otherwise terminated under Section 8.5.1 and during the twelve (12) month period immediately following termination of this Agreement an Acquisition Event with Seller is consummated, then, within seven (7) Business Days after termination under (a) or the date the Acquisition Event is consummated under (b), whichever is earlier, Seller shall, in addition to any payment due under Section 8.5.1, pay Company in immediately available funds $850,000, which amount the parties acknowledge as representing (i) Company and Bank’s indirect costs and expenses incurred in connection with the transactions contemplated by this Agreement and (ii) Company and Bank’s loss as a result of the transactions contemplated by this Agreement not being consummated.

8.5.4   Company hereby agrees that if this Agreement is terminated (a) by Company pursuant to Section 8.1.6 due to an Acquisition Event involving Company, Company shall, in addition to any payment due under Section 8.5.2, pay Seller in immediately available funds $850,000, which amount the parties acknowledge as representing (i) Seller’s indirect costs and expenses incurred in connection with the transactions contemplated by this Agreement and (iii) Seller’s loss as a result of the transactions contemplated by this Agreement not being consummated.

8.5.5   Except as otherwise provided herein and in Section 5.5.1, all Expenses incurred by Company and Bank or Seller in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel, and accountants employed by either of the parties or its affiliates, shall be borne solely and entirely by the party which has incurred the same.

8.5.6   “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including all fees and expenses of attorneys, accountants, investment bankers, experts and consultants to the party and its Affiliates) incurred by the party or on its behalf in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby.

8.6   Effect of Termination; Survival.   Except as provided in Section 8.5, no termination under Section 8.1 for any reason or in any manner shall release, or be construed as so releasing, any party hereto from its obligations pursuant to Sections 5.5, 8.5, 10.5 or 10.6 hereof or from any liability or damage to any other party hereto arising out of, in connection with, or otherwise relating to, directly or indirectly, said party’s material breach, Default or failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, or any breaches of any representation or warranty contained herein arising prior to the date of termination of this Agreement.

ARTICLE 9.  EMPLOYEE BENEFITS

9.1   Employee Benefits.   To the extent permissible under ERISA and similarly applicable laws and regulations, all employees of Seller at the Effective Time who continue as employees of Bank, shall be entitled to participate in all Company and Bank [Benefit Arrangements] on substantially the same basis as other similarly situated employees of Company and Bank. Each of these employees will be credited for eligibility, participation and vesting purposes with such employee’s respective years of past service with Seller (or other prior service so credited by Seller) as though they had been employees of Company and Bank, except with respect to Company’s Second Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California, any additional equity compensation plan Company may adopt and 401(k) Plan.

ARTICLE 10.  GENERAL PROVISIONS

10.1   Nonsurvival of Representations and Warranties.   None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time or to a termination of this Agreement.

10.2   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given (i) on the date such notice is delivered if delivered personally, (ii) four Business Days after such notice is mailed if mailed by registered or certified mail (return receipt requested), (iii) one Business Day after such notice is sent if sent by confirmed overnight courier or facsimile (with electronic confirmation and verbal confirmation from the person to whom such facsimile is addressed), as the case may be, to the parties at the following addresses (or any such other address for a party as shall be specified by like notice):

If to Seller at:	Landmark National Bank
937 Lomas Santa Fe Drive
P.O. Box 1429
Solana Beach, CA 92075
Fax No. (858) 509-0898
Attention: F. Richard Mandelbaum
with a copy to:	Gary Steven Findley & Associates
1470 North Hundley Street
Anaheim, CA 92806
Fax No. (714) 630-7910
Attention: Gary Steven Findley, Esq.
If to Company and Bank at:	1st Pacific Bancorp and 1st Pacific Bank of California
4275 Executive Square, Suite 650
La Jolla, CA 92037
Fax No. (858) 875-2015
Attention: Dr. James G. Knight, Chairman
with a copy to:	Luce, Forward, Hamilton & Scripps, LLP
600 West Broadway, Suite 2600
San Diego, CA 92101
Fax No. (619) 232-8311
Attention: Kurt L. Kicklighter, Esq.

10.3   Counterparts.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.4   Entire Agreement/No Third Party Rights/Assignment.   This Agreement (including the documents and instruments referred to herein):  (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; (c) shall not be assigned by a party, by operation of law or otherwise, without the consent of the other parties; and (d) subject to the foregoing, shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.

10.5   Nondisclosure of Agreement.   Company and Bank and Seller agree, except as required by law, so long as this Agreement is in effect, not to issue any public notice, disclosure or press release with respect to the transactions contemplated by this Agreement without seeking the consent of the other party, which consent shall not be unreasonably withheld.

10.6   Confidentiality.   All Confidential Information disclosed heretofore or hereafter by any party to this Agreement to any other party to this Agreement shall be kept confidential by such other party and shall not be used by such other party otherwise than as herein contemplated, except to the extent that (a) it is necessary or appropriate to disclose to the Federal Reserve, OCC, CDFI or any other Governmental Entity having jurisdiction over any of the parties or as may be otherwise required by Rule (any disclosure of Confidential Information to a Governmental Entity shall be accompanied by a request that such Governmental Entity preserve the confidentiality of such Confidential Information); or (b) such duty as to confidentiality is waived by the other party. Such obligation as to confidentiality and nonuse shall survive the termination of this Agreement pursuant to Article 8. In the event of such termination and on request of another party, each party shall use all reasonable efforts to (1) return to the other parties all documents (and reproductions thereof) received from such other parties that contain Confidential Information (and, in the case of reproductions, all such reproductions made by the receiving party); and (2) destroy the originals and all copies of any analyses, computations, studies or other documents prepared for the internal use of such party that included Confidential Information.

10.7   Governing Law.   This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to any applicable conflicts of law, except where national banking law applies. This Agreement shall be enforced only in a state or federal court in the County of San Diego, California.

10.8   Headings/Table of Contents.   The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.9   Enforcement of Agreement.   The parties hereto agree that irreparable damage will occur in the event that any of the provisions of this Agreement or the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any federal or state court in the County of San Diego, California, this being in addition to any remedy to which they are entitled at law or in equity or under this Agreement.

10.10   Severability.   Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.11   Attorneys’ Fees.   If any legal action or any arbitration upon mutual agreement is brought for the enforcement of this Agreement or because of an alleged dispute, breach or default in connection with this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs and expenses incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

10.12   Amendment.   This Agreement may be amended by the parties hereto, at any time before or after approval hereof by the shareholders of Company and Seller; provided, however, that after any such approval by such shareholders, no amendments shall be made which by law require further approval by such shareholders without such further approval.

IN WITNESS WHEREOF, Company and Bank and Seller have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

LANDMARK NATIONAL BANK		1ST PACIFIC BANCORP
By:	/s/ James J. Schmid	By:	/s/ Dr. James G. Knight
	James J. Schmid, Chairman		Dr. James G. Knight, Chairman
By:	/s/ F.J. “Rick” Mandelbaum	By:	/s/ Robert P. Cange
	F.J. “Rick” Mandelbaum, President		Robert P. Cange, Secretary
1ST PACIFIC BANK OF CALIFORNIA
By:	/s/ Dr. James G. Knight
Dr. James G. Knight, Chairman
By:	/s/ Robert P. Cange
Robert P. Cange, Secretary

Exhibit 2.1

Agreement of Merger

This Agreement of Merger (the “Merger Agreement”), dated          , 2007, is entered into by and between 1st Pacific Bank of California, a California state chartered bank (“Bank”) and Landmark National Bank, a national banking association (“Landmark”), to which 1st Pacific Bancorp, a California corporation and sole shareholder of Bank (“Bancorp”) is a party, with reference to the following facts:

1.                Bank is a banking corporation duly organized, validly existing and in good standing under the laws of the State of California. Bank’s authorized capital consists of            shares of common stock, no par value (“Bank Stock”) of which, on the date hereof, there are           shares issued and outstanding, all of which are owned by Bancorp.

2.                Landmark is a national banking association duly organized, validly existing and in good standing under the laws of the United States, with authorized capital of          shares of common stock, $5.00 par value (“Landmark Stock”), of which, on the date hereof, there are         shares issued and outstanding.

3.                Bancorp is a California corporation duly organized, validly existing and in good standing under the laws of the State of California. Bancorp’s authorized capital consists of            shares of common stock, no par value (“Bancorp Stock”) of which, on the date hereof, there are          shares issued and outstanding.

4.                Bancorp, Bank and Landmark have entered into an Agreement and Plan of Reorganization and Merger dated as of          , 2007 (the “Reorganization Agreement”) which provides for the merger of Landmark with and into Bank (the “Merger”) in accordance with this Merger Agreement.

5.                The respective Boards of Directors of Bank and Landmark deem it desirable and in the best interests of their respective corporations and shareholders that Landmark be merged with and into Bank as provided in the Reorganization Agreement pursuant to the laws of the State of California and that Bank be the surviving corporation (the “Surviving Bank”).

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein and for the purposes of prescribing the terms and conditions of the Merger, the parties hereto agree as follows:

Article I

The Merger

Upon consummation of the Merger at the Effective Time (as hereinafter defined), Landmark shall be merged with and into Bank with Bank as the Surviving Bank and the separate corporate existence of Landmark shall cease.

Article II

Name

The name of the Surviving Bank shall be “1st Pacific Bank of California.”

Article III

Articles of Incorporation

The Articles of Incorporation of Bank as in effect immediately prior to the Effective Time shall, at and after the Effective Time, continue to be the Articles of Incorporation of the Surviving Bank.

Article IV

Bylaws

The Bylaws of Bank as in effect immediately prior to the Effective Time shall, at and after the Effective Time, continue to be the Bylaws of the Surviving Bank.

Article V

Directors

The members of the Board of Directors of Bank immediately prior to the Effective Time shall, at and after the Effective Time, continue to be the members of the Board of Directors of the Surviving Bank.

Article VI

Rights and Duties of Surviving Bank

Upon the merger becoming effective, all rights, privileges, franchises and property of Landmark, and all debts and liabilities due or to become due to Landmark, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Bank without further act or deed, and the Surviving Bank shall have and hold the same in its own right as fully as the same was possessed and held by Landmark.

Upon the merger becoming effective, all debts, liabilities, and obligations due or to become due, and all claims or demands for any cause existing against Landmark shall be and become the debts, liabilities, obligations of, and the claims and demands against, the Surviving Bank in the same manner as if the Surviving Bank had itself incurred or become liable for them.

Upon the merger becoming effective, all rights of creditors of Landmark, and all liens upon the property of Landmark, shall be preserved unimpaired as in effect immediately prior to the time of the merger.Upon the merger becoming effective, any action or proceeding pending by or against Landmark shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment, with the right to appeal or review as in other cases, as if the merger had not taken place or the Surviving Bank may be substituted for Landmark.

Article VII

Conversion of Shares

In and by virtue of the Merger and at the Effective Time, pursuant to this Merger Agreement, the shares of Bank Stock and Landmark Stock outstanding at the Effective Time shall be converted as follows:

(a)          Effect on Bank Stock.   Each share of Bank Stock issued and outstanding immediately prior to the Effective Time shall, on and after the Effective Time, pursuant to the Agreement of Merger and without any further action on the part of the Surviving Bank or the holders of Bank Stock, remain outstanding and is not affected by the Merger.

(b)         Effect on Landmark Stock.   Each share of Landmark Stock issued and outstanding immediately prior to the Effective Time shall, on and after the Effective Time, pursuant to the Agreement of Merger and without any further action on the part of the Surviving Bank or the holders of Landmark Stock, be automatically cancelled and cease to be an issued and outstanding share of Landmark Stock and be converted into the right to elect to receive, subject to certain limitation set forth in the Reorganization Agreement, either .778125 shares of Bancorp no par value common stock or $12.45 in cash.

No fractional shares of Bancorp Stock shall be issued in the Merger. In lieu thereof, each holder of Landmark Stock who would otherwise be entitle to receive fractional shares shall receive an amount in cash equal to the product (calculated to eight places) obtained by multiplying such fractional share interest by $12.45.

The shareholders of Landmark who dissent from the Merger pursuant to Section 214a of the National Bank Act shall have the rights set forth in Section 214a of the National Bank Act provided that they comply with the provisions of Section 214a of the National Bank Act.

(c)          Effect on Landmark Stock Options and Landmark Warrants.   Immediately prior to the Effective Time, the outstanding rights pursuant to Landmark Stock Option Plans and Landmark Warrants, other than any of those as to which Bancorp and the respective holders have agreed to cancel in exchange for cash consideration to be paid to the holders by Bancorp, shall be converted into and become rights with respect to shares of Bancorp determined in accordance with the Landmark Stock Option Plans and Landmark Warrants.

Article VIII

Further Action

The parties hereto shall execute and deliver, or cause to be executed and delivered, all such deeds and other instruments, and will take or cause to be taken all further or other action as they may deem necessary or desirable in order to vest in and confirm to the Surviving Bank title to and possession of all of Bank’s and Landmark’s property, rights, privileges, powers and franchises hereunder, and otherwise to carry out the intent and purposes of this Merger Agreement.

Article IX

Effective Time

The Merger will become effective upon the filing in accordance with Section 4887 of the California Financial Code of a copy of this Merger Agreement (bearing the certification of the Secretary of State of the State of California) and all other requisite accompanying certificates in the office of the Commissioner of the California Department of Financial Institutions (the “Commissioner”). (The date and time of such filing with the Commissioner is referred to herein as the “Effective Time”).

Article X

Conditions to Merger

The filing of this Merger Agreement with the Commissioner as provided in Article IX above is conditioned upon the fulfillment or waiver, prior to such filing, of all the conditions to the Merger set forth in Article 7 of the Reorganization Agreement.

Article XI

Successors and Assigns

This Merger Agreement shall be binding upon and enforceable by the parties hereto and their respective successors, assigns and transferees, but this Merger Agreement may not be assigned by either party without the written consent of the other.

Article XII

Governing Law

This Merger Agreement has been executed in the State of California, and the laws of the State of California shall govern the validity and interpretation hereof and the performance by the parties hereto.

Article XIII

Termination

This Merger Agreement may, by the mutual consent and action of the Boards of Directors of Bank and Landmark, be abandoned at any time before or after approval thereof by the shareholders of Bank and Landmark, but not later than the filing of this Merger Agreement with the Commissioner pursuant to Section 4887 of the California Financial Code. This Merger Agreement shall automatically be terminated and of no further force and effect if, prior to the filing of an executed copy hereof with the Commissioner as provided in Article IX hereof, the Reorganization Agreement is terminated in accordance with the terms thereof.

IN WITNESS WHEREOF, Bank, Landmark and Bancorp, pursuant to the approval and authority duly given by resolution of their respective Boards of Directors, have caused this Merger Agreement to be signed by their respective Chairman of the Board or Chief Executive Officer and Secretary on the day and year first above written.

1ST PACIFIC BANK OF CALIFORNIA

Dr. James G. Knight, Chairman
By:
Secretary
LANDMARK NATIONAL BANK
By:
Chief Executive Officer or President
By:
Secretary
1ST PACIFIC BANCORP

Dr. James G. Knight, Chairman
By:
Secretary

Certificate of Approval

of

Agreement of Merger

                         and                            certify that:

1.                They are the President and Chief Executive Officer and Secretary, respectively, of Landmark National Bank, a national banking association (“Landmark”).

2.                This certificate is attached to the Agreement of Merger dated           , 2007 by and between 1st Pacific Bank of California, a California state chartered bank (“Bank”) and Landmark, to which 1st Pacific Bancorp, a California corporation and sole shareholder of Bank (“Bancorp”) is a party, which provides for the merger of Landmark with and into Bank (“Merger”).

3.                The Agreement of Merger in the form attached was duly approved by the Board of Directors and shareholders of Landmark.

4.                Landmark has one class of shares outstanding consisting of common shares which was entitled to vote on the Merger. Landmark has         common shares outstanding which were entitled to vote on the Merger.

5.                The principal terms of the Agreement of Merger in the form attached were approved by Landmark by the vote of a number of shares of its capital stock which equaled or exceeded the vote required.

6.                The percentage vote required is at least 66 2/3% of the outstanding shares which were entitled to vote on the Merger.

We certify under penalty of perjury under the laws of the State of California that the foregoing is true and correct of our own knowledge. We declare we are the persons who executed this instrument, which execution is our act and deed.

Executed at          , California on          , 2007.

President and CEO

Secretary

Certificate of Approval

of

Agreement of Merger

                       and                            certify that:

1.                They are the President and Chief Executive Officer and Secretary, respectively, of 1st Pacific Bank of California, a California state chartered bank (“Bank”).

2.                This certificate is attached to the Agreement of Merger dated           , 2007 by and between Bank and Landmark National Bank, a national banking association (“Landmark”), to which 1st Pacific Bancorp, a California corporation and sole shareholder of Bank (“Bancorp”) is a party, which provides for the merger of Landmark with and into Bank (“Merger”).

3.                The Agreement of Merger in the form attached was duly approved by the Board of Directors of Bank.

4.                Bank has one class of shares authorized consisting of common shares and has         common shares outstanding, all of which are owned by Bancorp.

5.                The principal terms of the Agreement of Merger in the form attached were unanimously approved by Bank’s sole shareholder, Bancorp.

We certify under penalty of perjury under the laws of the State of California that the foregoing is true and correct of our own knowledge. We declare we are the persons who executed this instrument, which execution is our act and deed.

Executed at          , California on          , 2007.

President and CEO

Secretary

Certificate of Approval

of

Agreement of Merger

                      and                            certify that:

1.                They are the President and Chief Executive Officer and Secretary, respectively, of 1st Pacific Bancorp, a California corporation (“Bancorp”).

2.                This certificate is attached to the Agreement of Merger dated           , 2007 by and between 1st Pacific Bank of California, a California state chartered bank (“Bank”) and Landmark National Bank, a national banking association (“Landmark”), to which Bancorp is a party, which provides for the merger of Landmark with and into Bank (“Merger”).

3.                The Agreement of Merger in the form attached was duly approved by the Board of Directors of Bancorp.

4.                Bancorp has one class of shares outstanding consisting of common shares which was entitled to vote on the Merger. Bancorp has         common shares outstanding which were entitled to vote on the Merger.

5.                The principal terms of the Agreement of Merger in the form attached were approved by Bancorp by the vote of a number of shares of its capital stock which equaled or exceeded the vote required.

6.                The percentage vote required is more than 50% of the outstanding shares of Bancorp which were entitled to vote on the Merger.

We certify under penalty of perjury under the laws of the State of California that the foregoing is true and correct of our own knowledge. We declare we are the persons who executed this instrument, which execution is our act and deed.

Executed at          , California on          , 2007.

President and CEO

Secretary

Exhibit 5.3
Affiliate’s Agreement

February 22, 2007

1st Pacific Bancorp and 1st Pacific Bank of California
4275 Executive Square, Suite 650
La Jolla, California 92037
Attention: Dr. James G. Knight, Chairman

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Reorganization and Merger, dated as of February 22, 2007 (the “Reorganization Agreement”), by and among 1st Pacific Bancorp (“Company”), 1st Pacific Bank of California (“Bank”) and Landmark National Bank (“Seller”), which Reorganization Agreement provides for the merger of Seller with and into Bank (the “Merger”), in a transaction in which, among other things, shares of the common stock, $5.00 par value, of Seller (“Seller Common Stock”) will be converted into the right to receive shares of common stock, no par value, of Company (“Company Common Stock”) and/or cash, as more fully provided therein.

The undersigned has been informed that the Merger constitutes a transaction covered by Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”); that the undersigned may be deemed to be an “affiliate” of Seller within the meaning of Rule 145; and that, accordingly, the shares of Company Common Stock which the undersigned may acquire in connection with the Merger may be disposed of only in conformity with the provisions hereof.

The capitalized terms used and not defined herein shall have the meaning set forth in the Reorganization Agreement.

1.                 The undersigned, after inquiry of any agent with discretionary power to transfer the undersigned’s shares of Seller Common Stock, represents, warrants and agrees as follows:

(a)          The undersigned has full power to execute this Affiliate’s Agreement and to make the representations, warranties and agreements herein, and to perform his, her or its obligations hereunder.

(b)         The undersigned is currently the owner of that number of shares of Seller Common Stock set forth in Schedule 1 hereto (the “Seller Shares”) and has held the Seller Shares at all times since January 1, 2005, unless otherwise set forth in Schedule 1.

(c)          The undersigned currently owns no shares of Company Common Stock and has not owned any shares of Company Common Stock since January 1, 2005, except as otherwise disclosed on Schedule 1 to this Agreement. The undersigned shall not sell, margin, sell short, purchase, contract to purchase or sell or otherwise have any financial interest, directly or indirectly in any transaction involving shares of Company Common Stock from the date hereof until after the Merger.

(d)         The undersigned shall not purchase, sell, transfer or otherwise dispose of, or reduce the undersigned’s risk of ownership or investment in any of the Seller Shares prior to the Merger.

(e)          Other than in exchange for Company Common Stock and/or cash pursuant to the Merger, the undersigned has no present plan or intent to engage in a sale, exchange, transfer, redemption or reduction in any way of the undersigned’s risk of ownership by short sale or otherwise, or other disposition, directly or indirectly (such actions being collectively referred to as a “Sale”) of the Seller Shares or any of the shares of Company Common Stock to be received by the undersigned pursuant to the Merger.

(f)            The undersigned has not engaged in a Sale of any shares of Seller Common Stock at any time since January 1, 2005 unless otherwise set forth in Schedule 1.

(g)          The undersigned is not aware of or participating in any plan or intention on the part of the Seller’s shareholders (a “Plan”) to engage in a Sale of Company Common Stock to be received by such Seller shareholders pursuant to the Merger that will reduce such Seller shareholders’ ownership of Company Common Stock to a number of shares having, in the aggregate, a value at the Effective Time of less than 50% of the total fair market value of the Seller Shares or Seller Common Stock outstanding immediately prior to the Merger. For purposes of this representation, shares of the Seller Stock disposed of in a Sale (including through the exercise of dissenters’ rights) will be considered to be outstanding stock of Seller immediately prior to the Merger that was exchanged for Company Common Stock in the Merger, and then disposed of pursuant to a Plan.

(h)         The undersigned has no present plan or intent to (i) engage in a Sale of the Seller Shares (other than in exchange for Company Common Stock and/or cash pursuant to the Merger), or (ii) exercise dissenters’ rights in connection with the Merger.

(i)            The representations contained herein shall be true and correct at all times from the date hereof through the Effective Time.

(j)             The undersigned has consulted such legal and financial counsel as the undersigned deems appropriate in connection with the execution of this Affiliate’s Agreement.

2.                 Company agrees to use its best efforts to file all reports and data with the Securities and Exchange Commission (“SEC”) necessary to permit the undersigned to sell Restricted Securities pursuant to and otherwise in conformity with Rule 145(d) under the Securities Act.

3.                 Company acknowledges that the provisions of Section 1(e) of this Affiliate’s Agreement will be satisfied as to any sale by the undersigned of Restricted Securities pursuant to Rule 145(d) under the Securities Act, as evidenced by a broker’s letter or opinion of counsel stating that the requirements of Rule 145 have been met; provided, however, that if counsel for Company reasonably believes that the provisions of Rule 145 have not been complied with, or if requested by Company in connection with a proposed disposition, the undersigned shall furnish to Company a copy of a “no action” letter or other communication from the staff of the SEC or an opinion of counsel in form and substance reasonably satisfactory to Company and its counsel, to the effect that the applicable provisions of Paragraphs (c), (e), (f) and (g) of Rule 144 under the Securities Act have been complied with or that the disposition may be otherwise effected in the manner requested in compliance with the Securities Act.

4.                 The undersigned also understands that stop transfer instructions will be given to Company’s transfer agent with respect to the Restricted Securities and that there will be placed on the certificates evidencing the Restricted Securities, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), APPLIES AND MAY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND 1ST PACIFIC BANCORP, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF 1ST PACIFIC BANCORP.”

Company agrees that such stop transfer instructions and legend will be promptly removed if there has been compliance with the provisions of Section 3.

5.                 This Affiliate’s Agreement shall be binding upon and enforceable against administrators, executors, representatives, heirs, legatees and devisees of the undersigned and any pledgee holding the Restricted Securities of the undersigned as collateral.

IN WITNESS WHEREOF, the undersigned has executed the foregoing Affiliate’s Agreement as of the date first above written.

Very truly yours,
By:
Agreed to and Accepted:
1ST PACIFIC BANCORP
By:
Name:
By:
Name:

EXHIBIT 7.2.6
LANDMARK DIRECTOR-SHAREHOLDER’S AGREEMENT

This Landmark Director-Shareholder’s Agreement (“Agreement”), dated as of February 22, 2007 is entered into by and between 1st Pacific Bancorp, a California corporation (“Bancorp”), and 1st Pacific Bank, a California state chartered bank (“Bank”), on one hand and                                      (“Shareholder”), on the other hand.

RECITALS

A.              Bancorp, Bank and Landmark National Bank, a national banking association (“Landmark”) entered into that certain Agreement and Plan of Reorganization and Merger of even date herewith (the “Reorganization Agreement”).

B.               Shareholder is a member of the Board of Directors of Landmark and owns shares of the common stock, $5.00 par value, of Landmark (“Landmark Stock”).

C.               Shareholder is willing to agree to vote or cause to be voted all shares of Landmark Stock with respect to which Shareholder has voting power on the date hereof or hereafter acquired to approve the Reorganization Agreement and the transactions contemplated thereby and all requisite matters related thereto.

D.              Shareholder is willing to agree to not compete with, use trade secrets or solicit customers or employees of Bancorp, Bank or Landmark as set forth in this Agreement.

E.               Unless otherwise provided in this Agreement, capitalized terms shall have the meanings given to them in the Reorganization Agreement.

NOW THEREFORE, in consideration of the premises and of the respective representations, warranties and covenants, agreements and conditions contained herein and in the Reorganization Agreement, and intending to be legally bound hereby, Bancorp and Bank and Shareholder agree as follows:

Article I
Director-Shareholder’s Agreement

1.1   Agreement to Vote.   Shareholder shall vote or cause to be voted at any meeting of shareholders of Landmark to approve the Reorganization Agreement and the transactions contemplated thereby (the “Shareholders’ Meeting”), all of the shares of Landmark Stock as to which Shareholder has sole or shared voting power (the “Shares”), as of the record date established to determine shareholders who have the right to vote at any such Shareholders’ Meeting or to give consent to action in writing (the “Record Date”), to approve the Reorganization Agreement, the Agreement of Merger and the transactions contemplated thereby, including the principal terms of the Reorganization and Merger.

1.2   Restrictions on Dispositions.   Shareholder agrees that, from and after the date of this Agreement and through the Effective Time, he or she will not take any action that will alter or affect in any way the right to vote the Shares, except (i) with the prior written consent of Bancorp or (ii) to change such right from that of a shared right of Shareholder to vote the Shares to a sole right of Shareholder to vote the Shares.

1.3   Shareholder Approval.   Shareholder shall (i) recommend shareholder approval of the Reorganization Agreement, the Agreement of Merger and the transactions contemplated thereby by the Landmark shareholders at the Shareholders’ Meeting and (ii) advise the Landmark shareholders to reject any subsequent proposal or offer received by Landmark relating to any purchase, sale, acquisition, merger or other form of business combination involving Landmark or any of its assets, equity securities or debt securities and to proceed with the transactions contemplated by the Reorganization Agreement; provided, however, that Shareholder shall not be obligated to take any action specified above if the Board of Directors of Landmark is advised in writing by outside legal counsel, Gary Steven Findley & Associates, that, in the exercise of his or her fiduciary duties, a director of Landmark should not take such action.

1.4   Noncompetition.   Other than serving as a director, executive officer or shareholder of Bancorp or Bank, for a period of two years after the Effective Time (the “Term”), Shareholder agrees not to, directly or indirectly, without the prior written consent of Bancorp, own more than 1% of, organize, or be connected as an officer, director, or employee with, any financial institution, other than Bancorp or Bank, whose deposits are insured by the federal government that has its head office within 50 miles of the head office of Landmark or has a branch office in San Diego County (a “Competitive Enterprise”). In addition, during the Term, Shareholder agrees not to, directly or indirectly: (i) solicit, entice, influence, divert or otherwise contact any customer of Bancorp, Bank or Landmark or assist anyone in the solicitation, enticement, influencing, diversion or contacting of any customer of Bancorp, Bank or Landmark for the purpose of causing, encouraging, or attempting to cause or encourage such customer to divert its current, ongoing or future business from Bancorp, Bank or Landmark; (ii) employ or assist in employing any present employee of Landmark to perform services for any Competitive Enterprise; (iii) solicit (including the disclosure to any third party of the names, backgrounds or qualifications of any Bancorp, Bank or Landmark employees or the identification of such employees as potential candidates for employment, except for acting as a reference upon the request of any such employee) any employee to leave his or her employment with Bancorp, Bank or Landmark; (iv) make any oral or written statement, comments or other communications that impugns or is intended to impugn, disparage or otherwise malign the reputation, ethics, competency, morality or qualifications of Bancorp or Bank or any of their affiliates, subsidiaries, current or former directors, officers, employees or customers; or (v) commit, plan or agree to undertake any activity set forth in (i) through (iv). In the event that during the Term Bancorp or Bank is acquired by another financial institution and is not the surviving entity of the acquisition, then this Section 1.4 shall terminate upon the date of Bancorp’s or Bank’s acquisition.

1.5   Confidentiality.   For purposes of this Agreement, “Proprietary Information” shall mean any information relating to the business of Landmark that has not previously been publicly released by Landmark or its representatives, and shall include, but shall not be limited to, information encompassed in all marketing and business plans, financial information, fees, pricing information, customer and client lists and relationships between Landmark and its customers and clients and others who have business dealings with Landmark. Shareholder agrees to maintain the confidentiality of all Proprietary Information that has been disclosed to Shareholder in the course of his or her service as a director of Landmark. Shareholder shall not, without written authorization from Bancorp, use for Shareholder’s benefit or purposes, nor disclose to others any Proprietary Information. The prohibitions in this Section 1.5 shall not apply to any Proprietary Information after such Proprietary Information has been voluntarily disclosed to the public, independently developed and disclosed by others, or otherwise enters the public domain other than through a breach by Shareholder of the terms hereof and shall not restrict any disclosure required by law or in connection with any administrative or judicial proceedings.

Article II
Representations and Warranties of Shareholder

Shareholder represents and warrants to Bancorp and Bank that the statements set forth below are true and correct as of the date of this Agreement, except those that are specifically as of a different date:

2.1   Ownership and Related Matters.

(a)   Schedule 2.1(a) hereto correctly sets forth the number of Shares and the nature of Shareholder’s voting power with respect thereto as of the date hereof. Within five business days after the Record Date, Shareholder shall amend said Schedule 2.1(a) to correctly reflect the number of Shares and the nature of Shareholder’s voting power with respect thereto as of the Record Date.

(b)   There are no proxies, voting trusts or other agreements or understandings to or by which Shareholder or his or her spouse is a party or bound or that expressly requires that any of the Shares be voted in any specific manner other than as provided in this Agreement.

2.2   Authorization; Binding Agreement.   Shareholder has the legal right, power, capacity and authority to execute, deliver and perform this Agreement, and this Agreement is the valid and binding obligation of Shareholder enforceable in accordance with its terms, except as the enforcement thereof may be limited by general principles of equity.

2.3   Noncontravention.   The execution, delivery and performance of this Agreement by Shareholder will not (a) conflict with or result in the breach of, or default or actual or potential loss of any benefit under, any provision of any agreement, instrument or obligation to which Shareholder or his or her spouse is a party or by which any of Shareholder’s properties or his or her spouse’s properties are bound, or give any other party to any such agreement, instrument or obligation a right to terminate or modify any term thereof; (b) require any third party consents; (c) result in the creation or imposition of any encumbrance on any of the Shares or any other assets of Shareholder or his or her spouse; or (d) violate any applicable laws or rules to which Shareholder or his or her spouse is subject.

Article III
General

3.1   Amendments.   To the fullest extent permitted by law, this Agreement and any schedule or exhibit attached hereto may be amended by agreement in writing of the parties hereto at any time.

3.2   Integration.   This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and (except for the Reorganization Agreement if executed by Shareholder) supersedes all prior agreements and understandings of the parties in connection therewith.

3.3   Specific Performance.   Shareholder, Bancorp and Bank each expressly acknowledge that, in view of the uniqueness of the obligations of Shareholder contemplated hereby, neither Bancorp nor Bank would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed by Shareholder in accordance with its terms, and therefore Shareholder, Bancorp and Bank agree that Bancorp and Bank shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which either may be entitled at law or in equity.

3.4   Termination.   This Agreement shall terminate automatically without further action at the earlier of four years following the Effective Time of the Reorganization or the termination of the Reorganization Agreement in accordance with its terms. Upon termination of this Agreement as provided herein, the respective obligations of the parties hereto shall immediately become void and have no further force and effect.

3.5   No Assignment.   Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by Bancorp, Bank or Shareholder, in whole or in part. Any attempted assignment in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors of the parties hereto. Notwithstanding the foregoing, nothing herein shall bind any transferee of Shareholder’s shares of common stock of Bancorp after the Effective Time or convey any rights to such transferee under this Agreement.

3.6   Headings.   The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

3.7   Counterparts.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

3.8   Gender, Number, and Tense.   Throughout this Agreement, unless the context otherwise requires,

(i)             the masculine, feminine and neuter genders each includes the other;

(ii)         the singular includes the plural, and the plural includes the singular; and

(iii)     the past tense includes the present, and the present tense includes the past.

3.9   Notices.   Any notice or communication required or permitted hereunder, shall be deemed to have been given if in writing and (a) delivered in person, (b) delivered by confirmed facsimile transmission, or (c) mailed by certified or registered mail, postage prepaid with return receipt requested, addressed as follows:

If to Bancorp:

1st Pacific Bancorp
4275 Executive Square, Suite 650
La Jolla, CA 92037
Fax No. (858) 509-0898
Attention: Dr. James G. Knight, Chairman

With a copy to:

Luce, Forward, Hamilton & Scripps, LLP
600 West Broadway, Suite 2600
San Diego, California 92101
Fax: (619) 232-8311
Attention: Kurt L. Kicklighter, Esq.

If to Shareholder:

With a copy to:

Gary Steven Findley & Associates
1470 North Hundley Street
Anaheim, California 92806
Fax: (714) 630-7910
Attention: Gary Steven Findley

or at such other address and to the attention of such other person as a party may notice to the other in accordance with this Section 3.9. Any such notice or communication shall be deemed received on the date delivered personally or delivered by confirmed facsimile transmission or on the third Business Day after it was sent by certified or registered mail, postage prepaid with return receipt requested.

3.10   Governing Law.   This Agreement shall be construed in accordance with, and governed by, the laws of the State of California, except to the extent preempted by the laws of the United States.

3.11   Not in Director Capacity.   Except to the extent set forth in Sections 1.4 and 1.5, no person executing this Agreement who is, during the term hereof, a director of Landmark, makes any agreement or understanding herein in his or her capacity as such director. The parties sign solely in their capacities as owners of or holders of the power to vote shares of Landmark Stock.

3.12   Attorneys’ Fees.   If any legal action or any arbitration upon mutual agreement is brought for the enforcement of this Agreement or because of an alleged dispute, breach or default in connection with this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs and expenses incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

3.13   Regulatory Compliance.   Each of the provisions of this Agreement is subject to compliance with all applicable regulatory requirements and conditions.

3.14   Severability and the Like.   If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable law. If any provisions shall, for any reason, be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

3.15   Waiver of Breach.   Any failure or delay by Bancorp and/or Bank in enforcing any provision of this Agreement shall not operate as a waiver thereof. The waiver by Bancorp and/or Bank of a breach of any provision of this Agreement by the Shareholder shall not operate or be construed as a waiver of any subsequent breach or violation thereof. All waivers shall be in writing and signed by the party to be bound.

[Remainder of Page Intentionally Left Blank. Signature Page to Follow]

IN WITNESS WHEREOF, the parties to this Agreement have caused and duly executed this Agreement as of the day and year first above written.

1ST PACIFIC BANCORP	1ST PACIFIC BANK OF CALIFORNIA
By:	By:
Its:	Its:
SHAREHOLDER
By:
Name

SPOUSAL CONSENT

I am the spouse of                                                   , Shareholder in the above Agreement. I understand that I may consult independent legal counsel as to the effect of this Agreement and the consequences of my execution of this Agreement and, to the extent I felt it necessary, I have discussed it with legal counsel. I hereby confirm this Agreement and agree that it shall bind my interest in the Shares, if any.

(Shareholder’s Spouse’s Name)

SCHEDULE 2.1(a)

Number of Shares Owned	Nature of Voting Power

EXHIBIT 7.3.6
BANCORP DIRECTOR-SHAREHOLDER’S AGREEMENT

This Bancorp Director-Shareholder’s Agreement (“Agreement”), dated as of February 22, 2007 is entered into by and between Landmark National Bank, a national banking association (“Landmark”), and                                      (“Shareholder”).

RECITALS

A.              1st Pacific Bancorp, a California corporation (“Bancorp”), 1st Pacific Bank of California, a California state chartered bank, and Landmark entered into that certain Agreement and Plan of Reorganization and Merger of even date herewith (the “Reorganization Agreement”).

B.               Shareholder is a member of the Board of Directors of Bancorp and owns shares of the common stock, no par value, of Bancorp (“Bancorp Stock”).

C.               Shareholder is willing to agree to vote or cause to be voted all shares of Bancorp Stock with respect to which Shareholder has voting power on the date hereof or hereafter acquired to approve the Reorganization Agreement and the transactions contemplated thereby and all requisite matters related thereto.

D.              Unless otherwise provided in this Agreement, capitalized terms shall have the meanings given to them in the Reorganization Agreement.

NOW THEREFORE, in consideration of the premises and of the respective representations, warranties and covenants, agreements and conditions contained herein and in the Reorganization Agreement, and intending to be legally bound hereby, Landmark and Shareholder agree as follows:

Article I
Director-Shareholder’s Agreement

1.1   Agreement to Vote.   Shareholder shall vote or cause to be voted at any meeting of shareholders of Bancorp to approve the Reorganization Agreement and the transactions contemplated thereby (the “Shareholders’ Meeting”), all of the shares of Bancorp Stock as to which Shareholder has sole or shared voting power (the “Shares”), as of the record date established to determine shareholders who have the right to vote at any such Shareholders’ Meeting or to give consent to action in writing (the “Record Date”), to approve the Reorganization Agreement, the Agreement of Merger and the transactions contemplated thereby, including the principal terms of the Reorganization and Merger.

1.2   Restrictions on Dispositions.   Shareholder agrees that, from and after the date of this Agreement and through the Effective Time, he or she will not take any action that will alter or affect in any way the right to vote the Shares, except (i) with the prior written consent of Landmark or (ii) to change such right from that of a shared right of Shareholder to vote the Shares to a sole right of Shareholder to vote the Shares.

1.3   Shareholder Approval.   Shareholder shall (i) recommend shareholder approval of the Reorganization Agreement, the Agreement of Merger and the transactions contemplated thereby by the Bancorp shareholders at the Shareholders’ Meeting and (ii) advise the Bancorp shareholders to reject any subsequent proposal or offer received by Bancorp relating to any purchase, sale, acquisition, merger or other form of business combination involving Bancorp or any of its assets, equity securities or debt securities and to proceed with the transactions contemplated by the Reorganization Agreement; provided, however, that Shareholder shall not be obligated to take any action specified above if the Board of Directors of Bancorp is advised in writing by outside legal counsel, Luce, Forward, Hamilton & Scripps, LLP, that, in the exercise of his or her fiduciary duties, a director of Bancorp should not take such action.

Article II
Representations and Warranties of Shareholder

Shareholder represents and warrants to Landmark that the statements set forth below are true and correct as of the date of this Agreement, except those that are specifically as of a different date:

2.1   Ownership and Related Matters.

(a)   Schedule 2.1(a) hereto correctly sets forth the number of Shares and the nature of Shareholder’s voting power with respect thereto as of the date hereof. Within five business days after the Record Date, Shareholder shall amend said Schedule 2.1(a) to correctly reflect the number of Shares and the nature of Shareholder’s voting power with respect thereto as of the Record Date.

(b)   There are no proxies, voting trusts or other agreements or understandings to or by which Shareholder or his or her spouse is a party or bound or that expressly requires that any of the Shares be voted in any specific manner other than as provided in this Agreement.

2.2   Authorization; Binding Agreement.   Shareholder has the legal right, power, capacity and authority to execute, deliver and perform this Agreement, and this Agreement is the valid and binding obligation of Shareholder enforceable in accordance with its terms, except as the enforcement thereof may be limited by general principles of equity.

2.3   Noncontravention.   The execution, delivery and performance of this Agreement by Shareholder will not (a) conflict with or result in the breach of, or default or actual or potential loss of any benefit under, any provision of any agreement, instrument or obligation to which Shareholder or his or her spouse is a party or by which any of Shareholder’s properties or his or her spouse’s properties are bound, or give any other party to any such agreement, instrument or obligation a right to terminate or modify any term thereof; (b) require any third party consents; (c) result in the creation or imposition of any encumbrance on any of the Shares or any other assets of Shareholder or his or her spouse; or (d) violate any applicable laws or rules to which Shareholder or his or her spouse is subject.

Article III
General

3.1   Amendments.   To the fullest extent permitted by law, this Agreement and any schedule or exhibit attached hereto may be amended by agreement in writing of the parties hereto at any time.

3.2   Integration.   This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and (except for the Reorganization Agreement if executed by Shareholder) supersedes all prior agreements and understandings of the parties in connection therewith.

3.3   Specific Performance.   Shareholder and Landmark each expressly acknowledges that, in view of the uniqueness of the obligations of Shareholder contemplated hereby, Landmark would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed by Shareholder in accordance with its terms, and therefore Shareholder and Landmark agree that Landmark shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled at law or in equity.

3.4   Termination.   This Agreement shall terminate automatically without further action at the earlier of four years following the Effective Time of the Reorganization or the termination of the Reorganization Agreement in accordance with its terms. Upon termination of this Agreement as provided herein, the respective obligations of the parties hereto shall immediately become void and have no further force and effect.

3.5   No Assignment.   Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by Landmark or Shareholder, in whole or in part. Any attempted assignment in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors of the parties hereto. Notwithstanding the foregoing, nothing herein shall bind any transferee of Shareholder’s Shares after the Effective Time or convey any rights to such transferee under this Agreement.

3.6   Headings.   The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

3.7   Counterparts.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

3.8   Gender, Number, and Tense.   Throughout this Agreement, unless the context otherwise requires,

(i)   the masculine, feminine and neuter genders each includes the other;

(ii)   the singular includes the plural, and the plural includes the singular; and

(iii)   the past tense includes the present, and the present tense includes the past.

3.9   Notices.   Any notice or communication required or permitted hereunder, shall be deemed to have been given if in writing and (a) delivered in person, (b) delivered by confirmed facsimile transmission, or (c) mailed by certified or registered mail, postage prepaid with return receipt requested, addressed as follows:

If to Landmark:

Landmark National Bank
937 Lomas Santa Fe Drive
Solana Beach, California 92075
Fax No. (858) 332-1018
Attention: F.J. “Rick” Mandelbaum, President

With a copy to:

Gary Steven Findley & Associates
1470 North Hundley Street
Anaheim, California 92806
Fax: (714) 630-7910
Attention: Gary Steven Findley

If to Shareholder:

c/o 1st Pacific Bank of California
4275 Executive Square, Suite 650
La Jolla, California 92037

With a copy to:

Luce, Forward, Hamilton & Scripps, LLP
600 West Broadway, Suite 2600
San Diego, California 92101
Fax No. (619) 232-8311
Attention: Kurt L. Kicklighter, Esq.

or at such other address and to the attention of such other person as a party may notice to the other in accordance with this Section 3.9. Any such notice or communication shall be deemed received on the date delivered personally or delivered by confirmed facsimile transmission or on the third Business Day after it was sent by certified or registered mail, postage prepaid with return receipt requested.

3.10   Governing Law.   This Agreement shall be construed in accordance with, and governed by, the laws of the State of California, except to the extent preempted by the laws of the United States.

3.11   Not in Director Capacity.   No person executing this Agreement who is, during the term hereof, a director of Bancorp, makes any agreement or understanding herein in his or her capacity as such director. The parties sign solely in their capacities as owners of or holders of the power to vote shares of Bancorp Stock.

3.12   Attorneys’ Fees.   If any legal action or any arbitration upon mutual agreement is brought for the enforcement of this Agreement or because of an alleged dispute, breach or default in connection with this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs and expenses incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

3.13   Regulatory Compliance.   Each of the provisions of this Agreement is subject to compliance with all applicable regulatory requirements and conditions.

3.14   Severability and the Like.   If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable law. If any provisions shall, for any reason, be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

3.15   Waiver of Breach.   Any failure or delay by Landmark in enforcing any provision of this Agreement shall not operate as a waiver thereof. The waiver by Landmark of a breach of any provision of this Agreement by the Shareholder shall not operate or be construed as a waiver of any subsequent breach or violation thereof. All waivers shall be in writing and signed by the party to be bound.

[Remainder of Page Intentionally Left Blank. Signature Page to Follow]

IN WITNESS WHEREOF, the parties to this Agreement have caused and duly executed this Agreement as of the day and year first above written.

LANDMARK NATIONAL BANK
By:
Its:
SHAREHOLDER
By:
Name:

SPOUSAL CONSENT

I am the spouse of                                            , Shareholder in the above Agreement. I understand that I may consult independent legal counsel as to the effect of this Agreement and the consequences of my execution of this Agreement and, to the extent I felt it necessary, I have discussed it with legal counsel. I hereby confirm this Agreement and agree that it shall bind my interest in the Shares, if any.

(Shareholder’s Spouse’s Name)

SCHEDULE 2.1(a)

Number of Shares Owned	Nature of Voting Power

APPENDIX B

12 U.S.C. Sec. 214a, Procedure for conversion, merger, or consolidation; vote of stockholders

A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State charter, in the following manner:

(a)   Approval of board of directors; publication of notice of stockholders’ meeting; waiver of publication; notice by registered or certified mail

The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the shareholders’ meeting to act upon the plan, in some newspaper with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks: Provided, That newspaper publication may be dispensed with entirely if waived by all the shareholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of at least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each shareholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any shareholder.

(b)   Rights of dissenting stockholders

A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders’ meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

B-1

APPENDIX C

Selected sections of Chapter 13 of the California Corporation Code

§ 1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

(a)   If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b)   As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

1)     Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

2)     Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

3)     Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

4)     Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c)   As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

§ 1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

(a)   If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b)   Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (A) or B) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c)   The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§ 1302. Submission of share certificates for endorsement; uncertificated securities

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§ 1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

(a)   If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b)   Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

(a)   If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b)   Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c)   On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§ 1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs

(a)   If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b)   If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c)   Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d)   Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e)   The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§ 1306. Prevention of immediate payment; status as creditors; interest

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§ 1307. Dividends on dissenting shares

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

§ 1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§ 1309. Termination of dissenting share and shareholder status

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a)   The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b)   The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c)   The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d)   The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

§ 1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders’ approval

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§ 1311. Exempt shares

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§ 1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

(a)   No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

Appendix D

[LETTERHEAD OF HOWE BARNES HOEFER & ARNETT, INC.]

March 8, 2007

Board of Directors
Landmark National Bank
937 Lomas Santa Fe Drive
Solana Beach, California 92075

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Landmark National Bank, Solana Beach, California (“Landmark”) of the consideration to be received by Landmark in the merger (the “Merger”) of Landmark with and into 1st Pacific Bancorp, La Jolla, California (“Bancorp”), pursuant to the draft of the Agreement and Plan of Reorganization and Merger, by and between Bancorp and Landmark (the “Merger Agreement”).

Subject to the exceptions and limitations in the Merger Agreement, each outstanding share of Landmark Common Stock shall, without any further action on the part of Landmark or the holders of any such shares be converted into (i) shares of Bancorp Common Stock in accordance with the Exchange Ratio of 0.778125 (subject to adjustment as indicated in the Merger Agreement), or (ii) cash in accordance with Per Share Cash Consideration of $12.45, at the election of the holder of such share of Landmark Common Stock. “Merger Consideration” shall mean the Aggregate Cash Amount plus the Aggregate Share Amount. All capitalized items used in this paragraph shall have the meanings ascribed to them in the Merger Agreement.

For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

1.                Participated in discussions with representatives of Landmark and Bancorp concerning Landmark’s and Bancorp’s financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

2.                Reviewed the terms of the Merger Agreement;

3.                Reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of Landmark and Bancorp, including those included in their respective annual reports for the past three years and their respective quarterly reports for the past two years;

4.                Held discussions with members of senior management of Landmark and Bancorp regarding financial forecasts and projections of Landmark and Bancorp, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger;

5.                Held discussions with members of senior management of Landmark and Bancorp regarding past and current business operations, regulatory matters, financial condition and future prospects of the respective companies;

6.                Reviewed reported market prices and historical trading activity of Landmark and Bancorp common stock;

7.                Reviewed certain aspects of the financial performance of Landmark and Bancorp and compared such financial performance of Landmark and Bancorp, together with stock market data relating to Landmark and Bancorp common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities;

8.                Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant; and

9.                Reviewed the potential pro forma impact of the Merger.

We have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Landmark, Bancorp, and their respective representatives, and of the publicly available information that was reviewed by us. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Landmark and Bancorp at December 31, 2006 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of Landmark or Bancorp, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Landmark or Bancorp, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), as part of our investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of Landmark and will receive a fee for our services.

Howe Barnes’ opinion as expressed herein is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by Bancorp to holders of Landmark common stock in the Merger and does not address Landmark’s underlying business decision to proceed with the Merger. We have been retained on behalf of the Board of Directors of Landmark, and our opinion does not constitute a recommendation to any director of Landmark as to how such director should vote with respect to the Merger Agreement.

This letter is addressed and directed to the Board of Directors of Landmark in your consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. We hereby consent to the reference to our firm in the proxy statement related to the transaction and to the inclusion of our opinion as an exhibit to the proxy statement related to the transaction as conditioned by the terms of our advisory agreement dated February 28, 2007.

Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the holders of Landmark common stock.

Sincerely,
/s/ Howe Barnes Hoefer & Arnett, Inc.
Howe Barnes Hoefer & Arnett, Inc.

[LETTERHEAD OF THE FINDLEY GROUP]

February 22, 2007

Board of Directors
Landmark National Bank
937 Lomas Santa Fe Drive
Solana Beach, California 92075

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Landmark National Bank, Solana Beach, California (“Landmark”) of the consideration to be received by Landmark in the merger (the “Merger”) of Landmark with 1st Pacific Bancorp, La Jolla, California (“Bancorp”), pursuant to the draft of the Agreement and Plan of Reorganization and Merger, dated February 22, 2007, by and between Bancorp and Landmark (the “Merger Agreement”).

At the Effective Time of the Merger, subject to the expectations and limitations of the Merger Agreement, each outstanding share of Landmark Common Stock (other than shares as to which statutory dissenters’ appraisal rights have been exercised) shall be converted into shares of Bancorp Common Stock in accordance with the Exchange Ratio, cash in accordance with the Per Share Cash Consideration or a combination thereof. “Exchange Ratio” means 0.778125 shares of Bancorp Common Stock for each share of Landmark Common Stock. “Per Share Cash Consideration” means $12.45 per share. The Merger Consideration to be delivered by Bancorp at the Effective Time of the Merger shall be $8,335,780 cash and 969,78 shares of Bancorp Common Stock, subject to adjustment as set forth in the Merger Agreement. All capitalized items used in this paragraph shall have the meanings ascribed to them in the Merger Agreement.

For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

1.                Participated in discussions with representatives of Landmark and Bancorp concerning Landmark’s and Bancorp’s financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

2.                Reviewed the terms of the Merger Agreement;

3.                Reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of Landmark and Bancorp, including those included in their respective annual reports for the past three years and their respective quarterly reports for the past two years;

4.                Reviewed certain financial forecasts and projections of Landmark, prepared by its management team, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger furnished to us by Landmark;

5.                Held discussions with members of senior management of Landmark and Bancorp regarding past and current business operations, regulatory matters, financial condition and future prospects of the respective companies;

6.                Reviewed reported market prices and historical trading activity of Landmark and Bancorp common stock;

7.                Reviewed certain aspects of the financial performance of Landmark and Bancorp and compared such financial performance of Landmark and Bancorp, together with stock market data relating to Landmark and Bancorp common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities;

8.                Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

9.                Reviewed the potential pro forma impact of the Merger.

We have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Landmark, Bancorp, and their respective representatives, and of the publicly available information that was reviewed by us. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Landmark and Bancorp at December 31, 2006 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of Landmark or Bancorp, did not make any independent evaluation or appraisal of the assets, liabilities or prospect of Landmark or Bancorp, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

The Findley Group, as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offering of securities, and valuations for other purposes. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of Landmark and will receive a fee for our services.

The Findley Group’ opinion as expressed herein is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by Bancorp to holders of Landmark Common Stock in the Merger and does not address Landmark’s underlying business decision to proceed with the Merger. We have been retained on behalf of the Board of Directors of Landmark, and our opinion does not constitute a recommendation to any director of Landmark as to how such director should vote with respect to the Merger Agreement.

Except as hereinafter provided, this option may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time, to any third party or in any manner or for any purpose whatsoever without our prior written consent, which consent will not be unreasonably withheld, based upon review by us of the content of any such public reference, which shall be satisfactory to us in our reasonable judgment. This letter is addressed and directed to the Board of Directors of Landmark in your consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. The opinion herein expressed is intended solely for the benefit of the Board of Directors in connection with the matter addressed herein and may not be relied upon by any other person or entity, or for any other purpose without our written consent.

Subject to the foregoing and based on our Experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the holders of Landmark Common Stock.

Sincerely,
/s/ THE FINDLEY GROUP
THE FINDLEY GROUP

APPENDIX E

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS]

February 22, 2007

Board of Directors
1st Pacific Bancorp
4275 Executive Square
Suite 650
La Jolla, CA 92037

Ladies and Gentlemen:

1st Pacific Bancorp (“1st Pacific”), 1st Pacific Bank (the “Bank”) and Landmark National Bank have entered into an Agreement and Plan of Merger and Reorganization, dated as of February 22, 2007 (the “Agreement”), pursuant to which Landmark will be merged with and into the Bank (the “Merger”), with the Bank as the surviving entity. Under the terms of the Agreement, at the Effective Time and as a result of the Merger, each outstanding share of Landmark common stock (the “Landmark Common Stock”), other then certain shares as specified in the Agreement, will be converted into the right to receive, at the election of the holders thereof, the following: (i) 0.778125 shares of 1st Pacific common stock (the “Exchange Ratio”) or (ii) $12.45 in cash, without interest (the “Cash Consideration” and together with the Exchange Ratio, the “Merger Consideration”) and subject to the proration and adjustment procedures set forth in the Agreement. Cash will be paid in lieu of fractional shares. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to 1st Pacific.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of 1st Pacific and the Bank that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Landmark that we deemed relevant; (iv) internal financial projections for 1st Pacific for the years ending December 31, 2007 through 2009 as provided by, and reviewed with, senior management of 1st Pacific; (v)  financial projections for Landmark for the years ending December 31, 2007 through 2009 as determined by and reviewed with senior management of 1st Pacific;  (vi) the pro forma financial impact of the Merger on 1st Pacific, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of 1st Pacific;  (vii) the publicly reported historical price and trading activity for 1st Pacific’s and Landmark’s common stock, including a comparison of certain financial and stock market information for 1st Pacific and Landmark and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of 1st Pacific the business, financial condition, results of operations and prospects of 1st Pacific and held similar discussions with certain members of senior management of Landmark regarding the business, financial condition, results of operations and prospects of Landmark.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by 1st Pacific and Landmark or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of 1st Pacific and Landmark that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of 1st Pacific or Landmark or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of 1st Pacific and Landmark nor have we reviewed any individual credit files relating to 1st Pacific and Landmark. We have assumed, with your consent, that the respective allowances for loan losses for both 1st Pacific and Landmark are adequate to cover such losses.

With respect to the financial projections for1st Pacific and Landmark determined by and reviewed with the management of 1st Pacific and used by us in our analyses, 1st Pacific’s management confirmed to us that they reflected the best currently available estimates and judgments of the respective future financial performances of 1st Pacific and Landmark, respectively, and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings determined by and reviewed with the senior management of 1st Pacific, management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in 1st Pacific’s or Landmark’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that 1st Pacific and Landmark will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice 1st Pacific has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of 1st Pacific’s and Landmark’s common stock will be when issued to Landmark’s shareholders pursuant to the Agreement or the prices at which 1st Pacific’s and Landmark’s common stock may trade at any time.

We have acted as 1st Pacific’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. 1st Pacific has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to 1st Pacific and Landmark and their affiliates. We may also actively trade the equity or debt securities of 1st Pacific and Landmark or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of 1st Pacific in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Merger Consideration to 1st Pacific and does not address the underlying business decision of 1st Pacific to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for 1st Pacific or the effect of any other transaction in which 1st Pacific might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair to 1st Pacific from a financial point of view.

Very truly yours,
/s/ Sandler O’Neill & Partners

APPENDIX F

1st Pacific Bancorp

2007 OMNIBUS STOCK INCENTIVE PLAN

Effective as of April 5, 2007

Prepared by:
Luce, Forward, Hamilton & Scripps LLP
600 West Broadway, Suite 2600
San Diego, California  92101
(619) 236-1414

1st Pacific Bancorp
2007 OMNIBUS STOCK INCENTIVE PLAN

ARTICLE 1
PURPOSE OF THE PLAN

The purpose of this 1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan is to promote the interests of 1st Pacific Bancorp and its shareholders by: (i) attracting and retaining exceptional Directors, Employees and Consultants (including prospective Directors, Employees and Consultants) of the Company, and (ii) enabling such individuals to participate in the long-term growth and financial success of the Company.

Accordingly, the Plan provides for the granting of Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock Awards, Unrestricted Stock Awards, Restricted Stock Units, Stock Appreciation Rights, Performance Unit Awards, Performance Share Awards, and Other Stock Based Awards.

ARTICLE 2
DEFINITIONS

2.1   “Administrator” means the Board, the Committee, or any Officer or Employee of the Company to whom the Board or the Committee has delegated authority to administer the Plan.

2.2   “Affiliate” means a “parent” or “subsidiary” corporation as defined in Code §§ 424(e) and (f), or a corporation that the Board has designated as participating in the Plan.

2.3   “Applicable Laws” means the requirements relating to the administration of equity-based awards or equity compensation plans under U.S. federal and state laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

2.4   “Award” means, individually or collectively, a grant under the Plan of Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock Awards, Unrestricted Stock Awards, Restricted Stock Units, Stock Appreciation Rights, Performance Unit Awards, Performance Share Awards or Other Stock Based Awards.

2.5   “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.6   “Awarded Stock” means the Common Stock subject to an Award.

2.7   “Beneficially Owned” and “Beneficial Ownership” have the meanings set forth in Rule 13d-3 of the Exchange Act, provided that the exercise of voting rights by a nominee or proxy holder of the Board in connection with a meeting or proposed action by shareholders of the Company shall not be deemed to constitute such ownership and any ownership or voting power of the trustee under an employee benefit plan of the Company shall not be deemed to constitute such ownership.

2.8   “Board” means the Board of Directors of the Company.

2.9   “Change in Control” means, unless otherwise defined under Code § 409A and reflected in the Award Agreement, the occurrence of any of the following events:

(a)    The shareholders of the Company approve a merger or consolidation of the Company with any other entity such that after the transaction more than 50% of the outstanding “Voting Securities” (defined as securities the holders of which are entitled to vote for the election of Directors) of the surviving entity would be Beneficially Owned by “Persons” (as such term is used in §§ 13(d) and

14(d) of the Exchange Act) who did not Beneficially Own “Voting Securities” of the Company prior to the transaction;

(b)   Directors who were members of the Board immediately prior to a meeting of the shareholders of the Company, which meeting involves a contest for the election of at least one directorship, do not constitute at least a majority of the Directors following such meeting or election;

(c)    An acquisition, directly or indirectly, of more than 50% of the outstanding shares of any class of “Voting Securities” of the Company by any “Person;”

(d)   The shareholders of the Company approve a sale of all or substantially all of the assets of the Company; OR

(e)    There is a change, during any period of two consecutive years or less, of a majority of the Board as constituted as of the beginning of such period, unless the election of each Director who is not a Director at the beginning of such period was approved by a vote of at least two-thirds of the Directors then in office who were Directors at the beginning of the period.

Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred in the event the Company forms a holding company as a result of which the holders of the Company’s “Voting Securities” immediately prior to the transaction, hold, in approximately the same relative proportions as they held prior to the transaction, substantially all of the “Voting Securities” of a holding company owning all of the Company’s “Voting Securities” after the completion of the transaction.

2.10 “Code” means the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

2.11 “Committee” means a committee of Directors or other individuals satisfying Applicable Laws and appointed by the Board in accordance with Article 3 of the Plan. If the Committee is comprised of two Directors, both Directors shall be “non-employee directors” as that term is defined in Rule 16b-3.

2.12 “Common Stock” means the Common Stock of the Company, or in the case of Awards not based on Shares, the cash equivalent thereof.

2.13 “Company” means 1st Pacific Bancorp, a California corporation.

2.14 “Consultant” means any person, including an advisor, engaged by the Company or an Affiliate to render services to such entity.

2.15 “Director” means a member of the Board.

2.16 “Disability” means, unless otherwise defined under Code § 409A and reflected in the Award Agreement, total and permanent disability as defined in Code § 22(e)(3), provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

2.17 “Effective Date” means as of April 5, 2007, provided that the Plan is approved by the shareholders of the Company on or within 12 months of such date.

2.18 “Employee” means any person, including Officers and Directors, employed by the Company or an Affiliate. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

2.19 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.20 “Exchange Program” means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have lower exercise prices and/or different terms), Awards of a different type, and/or cash; or (ii) the exercise price of an outstanding Award is reduced. The terms and conditions of any Exchange Program will be determined by the Administrator in its sole discretion.

2.21 “Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a)    If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ Global Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)    In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

2.22 “Fiscal Year” means the fiscal year of the Company.

2.23 “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Code § 422 and the Treasury regulations promulgated thereunder.

2.24 “Non-Qualified Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

2.25 “Officer” means a person who is an officer of the Company within the meaning of § 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.26 “Option” means an Incentive Stock Option or a Non-Qualified Stock Option or both, as the context requires.

2.27 “Other Stock Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Article 12.

2.28 “Outside Director” means a Director who either: (i) is not a current Employee of the Company or an “affiliated corporation” (within the meaning of the Treasury regulations promulgated under Code § 162(m)), is not a former employee of the Company or an “affiliated corporation” receiving compensation for prior services (other than benefits under a tax qualified retirement plan), was not an officer of the Company or an “affiliated corporation” at any time, and is not currently receiving direct or indirect remuneration (within the meaning of the Treasury regulations promulgated under Code § 162(m)) from the Company or an “affiliated corporation” for services in any capacity other than as a Director; or (ii) is otherwise considered an “outside director” for purposes of Code § 162(m).

2.29 “Participant” means the holder of an outstanding Award granted under the Plan.

2.30 “Performance Period” shall have the meaning set forth in Section 10.3 of the Plan.

2.31 “Performance Share” means, pursuant to Article 10, an Award granted to a Service Provider under which, upon the satisfaction of predetermined individual or Company performance goals and/or objectives, shares of Common Stock shall be paid to the Participant.

2.32 “Performance Unit” means, pursuant to Article 10, an Award granted to a Service Provider under which, upon the satisfaction of predetermined individual or Company performance goals and/or objectives, a cash payment shall be paid to the Participant based on the number of “units” awarded to the Participant. For this purpose, the term “unit” means bookkeeping units, each of which represents such monetary amount as shall be designated by the Administrator in each Award Agreement.

2.33 “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock are subject to restrictions. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

2.34 “Plan” means this 1st Pacific Bancorp 2007 Omnibus Stock Incentive Plan, as amended from time to time.

2.35 “Restricted Stock” means shares of Common Stock issued pursuant to a Restricted Stock Award under the Plan or issued pursuant to the early exercise of an Option.

2.36 “Restricted Stock Unit” means an Award that the Administrator permits to be paid in installments or on a deferred basis, and that represents an unfunded and unsecured promise to deliver Shares, cash, other securities, other Awards or other property in accordance with the terms of the applicable Award Agreement.

2.37 “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

2.38 “Section 16(b)” means Section 16(b) of the Exchange Act.

2.39 “Service Provider” means an Employee, Director or Consultant.

2.40 “Share” means a share of the Common Stock, as adjusted in accordance with Section 4.3 and Article 13 of the Plan.

2.41 “Stock Appreciation Right” or “SAR” means an Award that is designated as a SAR, and represents an unfunded and unsecured promise to deliver Shares, cash, other securities, other Awards or other property equal in value to the excess, if any, of the Fair Market Value per Share over the exercise price per Share of the SAR, subject to the terms of the applicable Award Agreement.

2.42 “Substitute Awards” shall have the meaning set forth in Section 4.4 of the Plan.

2.43 “Unrestricted Stock” means as defined in Article 8 of the Plan.

ARTICLE 3
PLAN ADMINISTRATION

3.1   Procedure.

(a)    Board’s Delegation.   The Board may delegate administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of this Plan, as may be adopted from time to time by the Board. The Board may abolish any Committee at any time and revest in the Board the administration of the Plan. Different Committees may administer the Plan with respect to different groups of Service Providers.

(b)   Code § 162(m).   To the extent that the Administrator determines it to be desirable and necessary to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Code § 162(m), the Plan will be administered by a Committee of two or more Outside Directors.

(c)    Rule 16b-3.   To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(d)   Other Administration.   Other than as provided above, the Plan will be administered by: (i) the Board, or (ii) a Committee, which committee will be constituted to satisfy Applicable Laws.

(e)    Delegation of Authority for Day-to-Day Administration.   Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

3.2   Powers of the Administrator.   Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(a)    To determine the Fair Market Value.

(b)   To select the Service Providers to whom Awards may be granted hereunder.

(c)    To determine the number of Shares to be covered by each Award granted hereunder.

(d)   To approve forms of agreement for use under the Plan.

(e)    To determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine in its sole discretion.

(f)    To reduce the exercise price of any Award to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Award shall have declined since the date the Award was granted.

(g)    To institute an Exchange Program.

(h)   To construe and interpret the terms of the Plan and Awards granted pursuant to the Plan, and to establish, amend and revoke rules and regulations for its administration.

(i)    To prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws.

(j)     To modify or amend each Award (subject to Section 14.13(c) of the Plan), including the discretionary authority to extend the post-termination exercise period of Awards longer than is otherwise provided for in the Plan.

(k)   To allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of

Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable.

(l)    To authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator.

(m)  To allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award.

(n)   To determine whether Awards will be settled in Shares, cash or in any combination thereof.

(o)   To create Other Stock Based Awards for issuance under the Plan.

(p)   To establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan.

(q)   To impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (i) restrictions under an insider trading policy, and (ii) restrictions as to the use of a specified brokerage firm for such resales or other transfers. AND

(r)    To make all other determinations deemed necessary or advisable for administering the Plan.

3.3   Effect of Administrator’s Decision.   The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

ARTICLE 4
STOCK SUBJECT TO THE PLAN

4.1   Stock Subject to the Plan.   Subject to the provisions of this Article 4 and Article 13 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 400,000, of which the maximum number of Shares that may be delivered pursuant to Incentive Stock Options granted under the Plan shall be 100,000. The Shares may be authorized and unissued, or reacquired Common Stock. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is paid in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any withholding obligations of the Company, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan.

4.2   Lapsed Awards.   If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

4.3   Adjustments for Changes in Capitalization and Similar Events.   In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares, then the Administrator shall:

(a)    appropriately adjust any or all of (i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, including (1) the aggregate number of Shares that may be delivered pursuant to Awards granted under the Plan, as provided in Section 4.1 of the Plan, and (2) the maximum number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted to any Participant in any fiscal year of the Company, and (ii) the terms of any outstanding Award, including (1) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate, and (2) the exercise price with respect to any Award; OR

(b)   if appropriate, make provision for a cash payment to the holder of an outstanding Award in consideration for the cancellation of such Award, including, in the case of an outstanding Option or Stock Appreciation Right (SAR), a cash payment to the holder of such Option or SAR in consideration for the cancellation of such Option or SAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Administrator) of the Shares subject to such Option or SAR over the aggregate exercise price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per Share exercise price equal to, or in excess of, the Fair Market Value of a Share subject to such Option or SAR may be cancelled and terminated without any payment or consideration therefor).

Any such adjustment made by the Administrator shall be final, binding and conclusive. Any Shares issuable as a result of any such adjustment shall be rounded to the next lower whole Share; no fractional Shares shall be issued. At no time shall the conversion of any convertible securities of the Company be treated as a “transaction not involving the receipt of consideration by the Company.”

4.4   Substitute Awards.   Awards may, in the discretion of the Administrator, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company and any Affiliate or a company acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Shares underlying any Substitute Awards shall be counted against the aggregate number of Shares available for Awards under the Plan; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding awards previously granted by an entity that is acquired by the Company or its Affiliate through a merger or acquisition shall not be counted against the aggregate number of Shares available for Awards under the Plan; provided further, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding stock options intended to qualify for special tax treatment under Code §§ 421 and 422 that were previously granted by an entity that is acquired by the Company or an Affiliate through a merger or acquisition shall be counted against the aggregate number of Shares available for Incentive Stock Options under the Plan.

ARTICLE 5
ELIGIBILITY

Any Director, Employee or Consultant (including any prospective Director, Employee or Consultant) of the Company and any Affiliate shall be eligible to be designated a Participant in the Plan for purposes of receiving Awards. However, Incentive Stock Options may be granted only to Employees.

ARTICLE 6
STOCK OPTIONS

6.1   Option Grant.   Subject to the provisions of the Plan, the Administrator shall have sole and plenary authority to determine the Participants to whom Options shall be granted, the number of Shares to be covered by each Option, whether the Option will be an Incentive Stock Option or a Non-Qualified Stock Option and the conditions and limitations applicable to the vesting and exercise of the Option. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Code § 422 and any regulations related thereto, as may be amended from time to time. All Options granted under the Plan shall be Non-Qualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. If an Option is intended to be an Incentive Stock Option, and if for any reason such Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option (or portion thereof) shall be regarded as a Non-Qualified Stock Option appropriately granted under the Plan, provided that such Option (or portion thereof) otherwise complies with the Plan’s requirements relating to Non-Qualified Stock Options.

(a)    Term of Option.   The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be 10 years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate, the term of the Incentive Stock Option will be five years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b)   $100,000 Limitation for Incentive Stock Options.   Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Affiliate) exceeds $100,000, such Options will be treated as Non-Qualified Stock Options. For purposes of this Section 6.1(b), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

6.2   Exercise Price.   Except as otherwise established by the Administrator at the time an Option is granted and set forth in the applicable Award Agreement, the exercise price of each Share covered by an Option shall be not less than 100% of the Fair Market Value of such Share (determined as of the date the Option is granted); provided, however, that in the case of an Incentive Stock Option granted to an Employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of the Company and any Affiliate, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of the grant. Options are intended to qualify as “qualified performance-based compensation” under Code § 162(m).

Notwithstanding the foregoing, Options may be granted with an exercise price of less than 100% of the Fair Market Value per Share on the date of grant if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Code § 424(a) (involving a corporate reorganization).

6.3   Waiting Period and Exercise Dates.   At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

6.4   Exercise of Option.

(a)    Procedure for Exercise; Rights as a Shareholder.   Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Awarded Stock, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Articles 4 and 13 of the Plan or the applicable Award Agreement.

Exercising an Option in any manner will decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(b)   Termination of Relationship as Service Provider.   If a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three months following the Participant’s termination.

(c)    Disability of Participant.   If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following the Participant’s termination.

(d)   Death of Participant.   If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following Participant’s death.

(e)    Buyout Provisions.   The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted based on such terms and conditions as the Administrator shall establish and communicate to the Participant at the time that such offer is made.

(f)    Reversion to Plan.   Unless otherwise provided by the Administrator, if on the date of termination, Disability or death as provided in Sections 6.4(b), (c), and (d) of the Plan, Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan following the Participant’s termination, Disability or death. As to the vested portion, if the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.5   Form of Consideration.   The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. To the extent permitted by Applicable Laws, consideration may consist entirely of:

(a)    cash;

(b)   check;

(c)    promissory note;

(d)   other Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences (as determined by the Administrator);

(e)    consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(f)    a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant’s participation in any Company-sponsored deferred compensation program or arrangement;

(g)    any combination of the foregoing methods of payment; or

(h)   such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

ARTICLE 7
RESTRICTED STOCK

7.1   Grant of Restricted Stock.   Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

7.2   Restricted Stock Agreement.   Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator will determine in its sole discretion. Unless the Administrator determines otherwise, Shares of Restricted Stock will be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

7.3   Transferability.   Except as provided in this Article 7, Shares of Restricted Stock may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

7.4   Other Restrictions.   The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

7.5   Removal of Restrictions.   Except as otherwise provided in this Article 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

7.6   Voting Rights.   During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

7.7   Dividends and Other Distributions.   During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

7.8   Return of Restricted Stock to Company.   In accordance with the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

ARTICLE 8
UNRESTRICTED STOCK

Pursuant to the terms of the applicable Award Agreement, a Service Provider may be awarded (or sold at a discount) shares of Common Stock that are not subject to a Period of Restriction, in consideration for past services rendered thereby to the Company and any Affiliate or for other valid consideration.

ARTICLE 9
STOCK APPRECIATION RIGHTS

9.1   Grant of SARs.   Subject to the terms and conditions of the Plan, SARs may be granted to Service Providers at any time and from time to time as may be determined by the Administrator, in its sole discretion.

9.2   Number of Shares.   The Administrator will have sole discretion to determine the number of SARs granted to any Service Provider.

9.3   Exercise Price and Other Terms.   The Administrator, subject to the provisions of the Plan, will have sole discretion to determine the terms and conditions of SARs granted under the Plan.

9.4   SAR Agreement.   Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

9.5   Expiration of SARs.   A SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and as set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 6.4(b), (c) and (d) will also apply to SARs.

9.6   Payment of SAR Amount.   Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying: (i) the difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times (ii) the number of Shares with respect to which the SAR is exercised. At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, other securities, other Awards, other property or a combination of any of the foregoing.

9.7   Buyout Provisions.   The Administrator may at any time offer to buy out for a payment in cash or Shares a SAR previously granted based on such terms and conditions as the Administrator shall establish and communicate to the Participant at the time that such offer is made.

ARTICLE 10
PERFORMANCE UNITS AND PERFORMANCE SHARES

10.1 Grant of Performance Units/Shares.   Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

10.2 Value of Performance Units/Shares.   Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

10.3 Performance Objectives and Other Terms.   The Administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives must be met will be called the “Performance Period.”  Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

10.4 Earning of Performance Units/Shares.   After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit/Share.

10.5 Form and Timing for Payment of Performance Units/Shares.   Payment of earned Performance Units/Shares will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

10.6 Cancellation of Performance Units/Shares.   In accordance with the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

ARTICLE 11
RESTRICTED STOCK UNITS

Restricted Stock Units are Awards consisting of Restricted Stock, Performance Shares and/or Performance Units that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator and in conformance with Code § 409A.

ARTICLE 12
OTHER STOCK BASED AWARDS

Other Stock Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock Based Awards shall be made, the amount of such Other Stock Based Awards, and all other conditions of the Other Stock Based Awards including any dividend and/or voting rights.

ARTICLE 13
DISSOLUTION OR LIQUIDATION;
OR CHANGE IN CONTROL

13.1 Dissolution or Liquidation.   In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until 10 days prior to such transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such proposed action.

13.2 Change in Control.

(a)    Options and SARs.   In the event of a Change in Control, all outstanding Options and SARS shall immediately become one hundred percent (100%) vested and shall remain exercisable in accordance with their terms and subject to the terms of this Plan, provided that in the event that a Change in Control of the type specified in Section 2.9(a) occurs, should the surviving entity not assume any of the Options or SARs, the Administrator shall notify all Participants that their outstanding Options and SARS (including both those the surviving entity has agreed to assume and those it has not agreed to assume) shall be fully exercisable for a period of three (3) months (or such other period of time not exceeding six (6) months as is determined by the Administrator at the time of grant) from the date of such notice, and any unexercised Options or SARS shall terminate upon the expiration of such period.

(b)   Restricted Stock, Unrestricted Stock, and Performance Shares.   In the event of a Change in Control, each outstanding Award of Restricted Stock, Unrestricted Stock, and Performance Shares shall become one hundred percent (100%) vested regardless of the otherwise applicable terms of vesting.

(c)    Performance Units, Other Stock Based Awards and Restricted Stock Units.   In the event of a Change in Control, each outstanding Award of Performance Units, Other Stock Based Awards and Restricted Stock Units shall be assumed by, or an equivalent award of Performance Units, Other Stock Based Awards and Restricted Stock Units substituted by, the surviving entity or an Affiliate thereof, except to the extent the surviving entity refuses. With respect to such Awards granted to an Outside Director that are assumed or substituted for, if immediately prior to or after the Change in Control the Participant’s status as a Director or a director of the surviving entity, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in such Awards, including Shares as to which the Awards would not otherwise be vested. Unless determined otherwise by the Administrator, in the event that the surviving entity refuses to assume or substitute for the Award of Performance Units, Other Stock Based Awards or Restricted Stock Units, then the Participant shall fully vest in such Award including as to Shares which would not otherwise be vested. For the purposes of this paragraph, an Award of Performance Units, Other Stock Based Awards or Restricted Stock Units shall be considered assumed if following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the surviving entity or its Affiliate, the Administrator may, with the consent of the surviving entity, provide for the consideration to be received, for each Share and each unit/right to acquire a Share subject to the Award, to be solely common stock of the surviving entity or its Affiliate equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the surviving entity’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption. Notwithstanding anything in this subsection (c) to the contrary, an Award may by its terms accelerate or have other or additional provisions inconsistent with this subsection (c) that are applicable in the event of a Change in Control, which shall govern such Award and override the provisions of this subsection (c) to the extent of any inconsistency.

ARTICLE 14
MISCELLANEOUS PROVISIONS

14.1 No Uniform Rights to Awards.   The Company has no obligation to uniformly treat Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Administrator’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.

14.2 Share Certificates.   All certificates for Shares or other securities of the Company or Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the Plan, the applicable Award Agreement or the rules, regulations and other requirements of the SEC, the NYSE or any other stock exchange or quotation system upon which such Shares or other securities are then listed or reported and any applicable Federal or state laws, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

14.3 No Rights as a Service Provider.   Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Affiliate to terminate such relationship at any time, with or without cause.

14.4 No Rights as Shareholder.   No Participant or holder or beneficiary of any Award shall have any rights as a shareholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. In connection with each grant of Restricted Stock, except as provided in the applicable Award Agreement, the Participant shall not be entitled to the rights of a shareholder in respect of such Restricted Shares. Except as otherwise provided in Section 4.3 or the applicable Award Agreement, no adjustments shall be made for dividends or distributions on (whether ordinary or extraordinary, and whether in cash, Shares, other securities or other property), or other events relating to, Shares subject to an Award for which the record date is prior to the date such Shares are delivered.

14.5 No Trust or Fund Created.   Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or Affiliate, on one hand, and a Participant or any other person, on the other. To the extent that any person acquires a right to receive payments from the Company or Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or Affiliate.

14.6 No Fractional Shares.   No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated or otherwise eliminated.

14.7 Requirement of Consent and Notification of Election Under Code § 83(b) or Similar Provision.   No election under Code § 83(b) (to include in gross income in the year of transfer the amounts specified in Code § 83(b)) or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Administrator in writing prior to the making of such election. If an Award recipient, in connection with the acquisition of Shares under the Plan or otherwise, is expressly permitted under the terms of the applicable Award Agreement or by such Administrator action to make such an election and the Participant makes the election, the Participant shall notify the Administrator of such election within 10 days of filing notice of the election with the IRS or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Code § 83(b) or other applicable provision.

14.8 Requirement of Notification Upon Disqualifying Disposition Under Code § 421(b).   If any Participant shall make any disposition of Shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Code § 421(b) (relating to certain disqualifying dispositions) or any successor provision of the Code, such Participant shall notify the Company of such disposition within 10 days of such disposition.

14.9 Leaves of Absence.   Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company or its Affiliate. For purposes of Incentive Stock Options, no such leave may exceed 3 months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then 6 months from the first day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Non-Qualified Stock Option.

14.10   Notices.   Any written notice to the Company required by any provisions of the Plan shall be addressed to the Secretary of the Company at the principal place of business of the Company and shall be effective when received.

14.11   Non-Transferability of Awards.   Other than pursuant to a domestic relations order (within the meaning of Rule 16a-12 promulgated under the Exchange Act) and unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution, and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14.12   Date of Grant.   The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

14.13   Amendment and Termination of Plan.

(a)    Amendment and Termination.   The Board may at any time amend, alter, suspend or terminate the Plan. Unless sooner terminated, this Plan shall terminate on April 5, 2017, the date that is 10 years from the date the Plan was originally adopted by the Board or approved by the shareholders of the Company, whichever was earlier.

(b)   Shareholder Approval.   The Company will obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)    Effect of Amendment or Termination.   Subject to Section 14.15 of the Plan, no amendment, alteration, suspension or termination of the Plan will impair the rights of any Participant, unless mutually agreed upon between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

14.14   Conditions Upon Issuance of Shares.

(a)    Legal Compliance.   Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   Investment Representations.   As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

14.15   Severability.   Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

14.16   Inability to Obtain Authority.   The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

14.17   Shareholder Approval.   The Plan will be subject to approval by the shareholders of the Company within 12 months after the date the Plan is adopted by the Board. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws, and is effective as of the Effective Date.

14.18   Governing Law.   The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of California, without giving effect to the conflict of laws provisions thereof.

Adopted by the Board of Directors: April 5, 2007
Approved by the Shareholders:	, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.                 Indemnification of Directors and Officers.

The articles of incorporation of 1st Pacific Bancorp authorize 1st Pacific Bancorp to indemnify its agents to the fullest extent permissible under California law.

Furthermore, the bylaws of 1st Pacific Bancorp provide that each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness or otherwise) in any proceeding, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was an agent of 1st Pacific Bancorp, is entitled to indemnification. Such agent shall be indemnified and held harmless by 1st Pacific Bancorp to the fullest extent authorized by law and such right to indemnification is a contract right. It is 1st Pacific Bancorp’s intention that the indemnification provided be in excess of that expressly permitted by Section 317 of the California Corporations Code (the “Corporations Code”).

Under Section 317 of the Corporations Code, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made: (1) in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper, (2) of amounts paid in settling or otherwise disposing of a pending action without court approval, and (3) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

1st Pacific Bancorp’s bylaws also provide that 1st Pacific Bancorp shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of hem, whether or not 1st Pacific Bancorp would have the power to indemnify them against such liability under provisions of applicable law or the provisions of 1st Pacific Bancorp’s bylaws. Each of the directors and executive officers of 1st Pacific Bancorp has an indemnification agreement with 1st Pacific Bancorp that provides that 1st Pacific Bancorp shall indemnify such person to the full extent authorized by the applicable provisions of the Corporations Code and further provide advances to pay for any expenses which would be subject to reimbursement. 1st Pacific Bancorp is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its bylaws.

Landmark National Bank has entered into indemnification agreements with certain of its directors and officers which provide that Landmark National Bank will indemnify each of them to the fullest extent permitted by law, and as soon as practicable, against all expenses, judgments, fines, penalties and amounts paid in settlement of any claim to which such party was or is a party or other participant in because of his/her role as a director, officer or other agent of Landmark National Bank, and which may be indemnified under applicable California law.

The foregoing summaries are necessarily subject to the complete text of the statute, articles of incorporation, bylaws and agreements referred to above and are qualified in their entirety by reference thereto.

Item 21.                 Exhibits and Financial Statement Schedules

(a)   Exhibits.   Those exhibits marked with a (*) refer to exhibits filed with the original Registration Statement on Form S-4 filed on April 6, 2007. The other exhibits are incorporated herein by reference, as indicated in the following list. Those exhibits marked with a (†) refer to management contracts or compensatory plans or arrangements. Those exhibits marked with a (^) refer to exhibits filed herewith.

Exhibit No.	Exhibits
2.1

Agreement and Plan of Reorganization and Merger by and between 1st Pacific Bancorp, PBC Merger Company and 1st Pacific Bank of California dated as of November 7, 2006, incorporated by reference to Exhibit 2 to 1st Pacific Bancorp’s Registration Statement on Form S-4EF filed on November 9, 2006.

2.2*

Agreement and Plan of Reorganization and Merger dated February 22, 2007, by and among 1st Pacific Bancorp, 1st Pacific Bank of California and Landmark National Bank incorporated by reference to Appendix A of the proxy statement/ prospectus included in this Registration Statement.

3.1	Articles of Incorporation of 1st Pacific Bancorp incorporated by reference to Exhibit 3.1 to 1st Pacific Bancorp’s Registration Statement on Form S-4EF filed on November 9, 2006.
3.2	Bylaws of 1st Pacific Bancorp incorporated by reference to Exhibit 3.2 to 1st Pacific Bancorp’s Registration Statement on Form S-4EF filed on November 9, 2006.
4.1	Specimen form of Certificate for 1st Pacific Bancorp Common Stock incorporated by reference to Exhibit 4 to 1st Pacific Bancorp’s Registration Statement on Form S-4EF filed on November 9, 2006.
4.2†

Second Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California, as amended by Amendment No. 1, incorporated by reference to Exhibit 4.1 to 1st Pacific Bancorp’s Registration Statement on Form S-8 filed February 21, 2007.

5.1^	Opinion of Luce, Forward, Hamilton & Scripps LLP regarding the legality of the securities being registered.
5.2^	Form of Opinion of Vavrinek Trine Day & Co., LLP regarding tax matters.
10.1

Sublease, dated December 30, 1999, among Washington Mutual Bank, FA, 1st Pacific Bank of California and La Jolla Association (7728 Regents Road, Suite 503, San Diego, California) incorporated by reference to exhibit 10.1 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.2

Lease, dated March 26, 2001, among La Jolla Investors, Larry Tucker, Trustee, and 1st Pacific Bank of California (7728 Regents Road, Suite 503, San Diego, California) incorporated by reference to exhibit 10.2 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.3

Assumption, Affirmation and Amendment to Lease, dated March 26, 2001, among La Jolla Investors, Larry Tucker as Trustee of Larry Tucker Separate Property Trust dated September 17, 1987, and 1st Pacific Bank of California (7728 Regents Road, Suite 503, San Diego, California) incorporated by reference to exhibit 10.3 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.4

Shopping Center Lease, dated November 1, 1999, among 95 College Plaza, Ltd., 1st Pacific Bank of California and La Jolla Association (3500 College Boulevard, Oceanside, California) incorporated by reference to exhibit 10.4 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.5

First Amendment to Shopping Center Lease, dated November 17, 2004, among 95 College Plaza, Ltd., 1st Pacific Bank of California and La Jolla Association (3500 College Boulevard, Oceanside, California) incorporated by reference to exhibit 10.5 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.6

Lease dated April 15, 2003, between Griffin Properties, LLC and 1st Pacific Bank of California (8889 Rio San Diego Drive, San Diego, California) incorporated by reference to exhibit 10.6 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.7

First Amendment to Lease Agreement dated July 25, 2003, between Griffin Properties, LLC and 1st Pacific Bank of California (8889 Rio San Diego Drive, San Diego, California) incorporated by reference to exhibit 10.7 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.8

Lease dated September 17, 2004, between FSP Regents Square, LLC and 1st Pacific Bank of California (4275 Executive Square, Suite 650, La Jolla, California) incorporated by reference to exhibit 10.8 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.9

Lease dated September 30, 2004, between Legacy Sabre Springs, LLC and 1st Pacific Bank of California (13500 Evening Creek Drive North, Suite 100, San Diego, California) incorporated by reference to exhibit 10.9 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.10

Amendment No. 1 to Lease dated January 27, 2005, between Kilroy Realty, L.P., a Delaware Limited Partnership, Kilroy Realty Corporation, a Maryland Corporation, General Partner and 1st Pacific Bank of California (13500 Evening Creek Drive North, Suite 100, San Diego, California) incorporated by reference to exhibit 10.10 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.11

Indenture Agreement between 1st Pacific Bank of California and Wilmington Trust Company, as Trustee, dated March 31, 2005, for Floating Rate Junior Subordinated Debentures Due 2020 incorporated by reference to exhibit 10.11 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.12†

Employment Agreement, effective as of November 17, 2006, by and between 1st Pacific Bank of California and James H. Burgess incorporated by reference to exhibit 10.2 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.13†

Form of Indemnification Agreement entered into by and between 1st Pacific Bank of California and each of its directors and officers incorporated by reference to exhibit 10.13 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.14†	1st Pacific Bank of California Incentive Compensation Plan—Senior Management incorporated by reference to exhibit 10.14 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.
10.15†

Employment Agreement, effective as of December 22, 2005, by and between 1st Pacific Bank of California and A. Vincent Siciliano incorporated by reference to exhibit 10.15 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.16†

Employment Agreement, effective as of November 17, 2005, by and between 1st Pacific Bank of California and Richard H. Revier incorporated by reference to exhibit 10.16 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.17†

Employment Agreement, effective as of January 1, 2006, by and between 1st Pacific Bank of California and Larry Prosi incorporated by reference to exhibit 10.17 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.18

Lease dated August 11 2006, among AMJ Properties, LLC, and 1st Pacific Bank of California (343 East Main Street, El Cajon, California) incorporated by reference to exhibit 10.18 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.

10.19

Standard Office Lease by and between Arden Realty Limited Partnership and 1st Pacific Bank of California dated February 5, 2007, incorporated by reference to Exhibit 10.1 to 1st Pacific Bancorp’s report on Form 8-K filed February 13, 2007.

10.20	Form of Landmark Director-Shareholder’s Agreement, each dated February 22, 2007, incorporated by reference to Exhibit 10.3 to 1st Pacific Bancorp’s report on Form 8-K filed February 23, 2007.
10.21

Landmark Director-Shareholder’s Agreement dated February 22, 2007, between 1st Pacific Bancorp and 1st Pacific Bank of California on one hand and F.J. “Rick” Mandelbaum, incorporated by reference to Exhibit 10.4 to 1st Pacific Bancorp’s report on Form 8-K filed February 23, 2007.

10.22	Form of Affiliates Agreement, each dated February 22, 2007, incorporated by reference to Exhibit 10.6 to 1st Pacific Bancorp’s report on Form 8-K filed February 23, 2007.
21.1	List of subsidiaries of 1st Pacific Bancorp incorporated by reference to exhibit 21.1 to 1st Pacific Bancorp’s report on Form 10-K filed on March 23, 2007.
23.1	Consent of Luce, Forward, Hamilton & Scripps LLP included in exhibit 5.1.
23.2^	Consent of the Findley Group.
23.3	Consent of Howe Barnes Hoefer & Arnett included in Appendix D.
23.4^	Consent of Sandler O’Neill & Partners, L.P.
23.5^	Consent of Vavrinek Trine Day & Co., LLP.
23.6^	Consent of Christopher S. McKellar.
23.7^	Consent of Ronald J. Carlson.
23.8	Consent of Vavrinek Trine Day & Co., LLP included in exhibit 5.2.
24.1*	Power of Attorney.
99.1^	Form of proxy for the annual meeting of shareholders of 1st Pacific Bancorp shareholders.
99.2^	Form of proxy for the annual meeting of shareholders of Landmark National Bank shareholders.

(b)   Financial Statement Schedules.   No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

(c)   Report, Opinion or Appraisal.   See Appendices D and E. The opinions of The Findley Group and Howe Barnes Hoefer & Arnett to Landmark National Bank and Sandler O’Neill & Partners, L.P. to 1st Pacific Bancorp are included as Appendices D and E, respectively, to the joint proxy statement-prospectus contained in this Registration Statement.

Item 22.                 Undertakings

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

        (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5)   That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)   The undersigned registrant here undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, hereunto duly authorized, in La Jolla, California, on May 10, 2007.

1ST PACIFIC BANCORP
By:	/s/ A. VINCENT SICILIANO
A. Vincent Siciliano, President and CEO

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated:

Signature	Title	Date
/s/ JAMES H. BURGESS	EVP and CFO	05/10/07
James H. Burgess
/s/ ROBERT P. CANGE*	Director	05/10/07
Robert P. Cange
/s/ ALBERT COLUCCI*	Director	05/10/07
Albert Colucci
/s/ VERONICA Z. FROMAN*	Director	05/10/07
Veronica Z. Froman
/s/ SUSAN LEW*	Director	05/10/07
Susan Lew
/s/ JAMES G. KNIGHT*	Chairman	05/10/07
James G. Knight, M.D.
/s/ ALBERT LOGAN*	Director	05/10/07
Albert Logan
/s/ A. VINCENT SICILIANO	President, CEO and Director	05/10/07
A. Vincent Siciliano

* By :	/s/ JAMES H. BURGESS
James H. Burgess
as attorney-in-fact pursuant to a power of attorney